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REGISTRANT'S NAME Pinault Printemps

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**FORMER NAME

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AUG 03 2004
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DAT : 8/3/04



2003 Annual report

**PINAULT
PRINTEMPS-REDOUTE**

CONTENT

Pinault-Printemps-Redoute reinvents itself

Pinault-Printemps-Redoute is one of Europe's leading companies in specialised distribution and the third largest luxury goods group in the world. Since 2002, Pinault-Printemps-Redoute has followed a strategy aimed at concentrating its business on a single customer, the individual, around its Retail and Luxury Goods businesses. Hence, the Group will be able to better meet the individual's needs in luxury goods, fashion, beauty care, home furnishings, culture and technology through world-class brands with high name recognition. This new profile will boost the Group's potential in terms of organic growth and profitability.

In 2003, Pinault-Printemps-Redoute posted sales of €24,361 million. It had a workforce of over 100,000 employees in over 65 countries.





The desire to consume
is as strong as ever, but
customers have become more
demanding and more discerning.

The consumer is a better-informed buyer.

MESSAGE FROM THE CHAIRMAN OF THE SUPERVISORY BOARD

The Group confirms its growth potential by refocusing on its most promising businesses.

Against the backdrop of a persistently weak economy, Pinault-Printemps-Redoute made significant headway on strategic and operational fronts and reinforced its corporate governance practices in 2003.

The major highlight of the year was the ongoing refocusing of Pinault-Printemps-Redoute as a Group serving the individual customer through two complementary businesses: Retail and Luxury Goods.

Thus the Group continued to shed its non-core business-to-business distribution and consumer credit assets. These divestments, which were made on highly favourable terms, included the disposal of Guilbert's contract business in May 2003 and of Pinault Bois & Matériaux in June, and the sale to Crédit Agricole of an additional 14.5% stake in Finaref in December.

In accordance with its stated objectives, the Group further increased its ownership in Gucci Group and held 67.58% of the capital at year end. The Group consolidated its solid financial position, despite the increased stake in Gucci, and maintained a debt-to-equity ratio of 58% at the end of 2003.

The offer to buy out the outstanding shares in Gucci Group marks the final phase in our bid to acquire full control of the company. If all of Gucci Group's shareholders agree to tender their shares, our total investment in Gucci Group will amount to €7.2 billion. This price reflects the potential of a company that has become the world's third-largest luxury goods group, despite the economic uncertainty that has prevailed since September 2001 and the difficult trading conditions of early 2003, and that has great potential to improve its financial performance.

I would like to thank Domenico De Sole and Tom Ford for their work and dedication to Gucci Group over recent years. I have every confidence that Gucci Group's new organisation, which is designed to provide the necessary creative autonomy for each of the fashion house's brands, will enable our Luxury Goods division to scale new heights and generate profitable growth. The decision to appoint a team of highly talented designers with extensive experience in developing collections for Gucci and Yves Saint Laurent is fully in keeping with this aim.

From an operational standpoint, 2003 was marked by a difficult trading environment.
The Luxury Goods sector was depressed by a series of negative factors in early 2003 which weighed on Gucci Group's performance during the first two quarters of the year. Despite this, Gucci Group sales recovered from July onwards.
The Retail division companies turned in solid performances despite weaker consumer spending in some European countries and in France in particular. Our Retail companies continued to gain market share in France and to expand internationally. The underlying potential of our Retail companies remains strong and will help us to deliver sustainable, profitable growth in the years ahead.
Overall, the "New PPR" comprising the Group's Luxury Goods and Retail divisions, reported a 4.1% increase in pro forma sales, a 3.2% increase in gross margin and a moderate 4.8% decline in EBIT. This solid performance, achieved at the bottom of the cycle, provides a clear indication of the potential growth and profitability of the reshaped group.
In addition, in the second half of 2003, Rexel saw the first positive effects from the restructuring programme in place and significantly strengthened its capital structure. This should enable the Group to complete the divestment of Rexel under favourable terms and thereby make an exit from business-to-business distribution.

Pinault-Printemps-Redoute made important enhancements to its corporate governance practices in 2003. In a particularly eventful year, the members of the Supervisory Board, who include five independent Board members out of a total of thirteen, brought a wide range of skills and experience to the deliberations of the Board and its three committees. In addition, the Supervisory Board amended its internal rules which regulate the organisation and functioning of the Board and its committees. Further details on the membership and operating principles of the Supervisory Board and the committees, as well as the internal control procedures are outlined in the Reference Document. I would like to thank the Board members for their dedication and their contribution to the Group's performance in 2003.
I would like to express my thanks to the members of the Management Board and to Serge Weinberg in particular, as well as to the Executive Committee. I would also like to commend our 100,000 employees for their work and achievements in 2003.
In recognition of these achievements and our belief in our growth potential as a Group focused on its most promising businesses, the Retail and Luxury Goods sectors, we have recommended a dividend of €2.40 per share, representing a 4.3% increase on last year.

Patricia Barbizet



Patricia Barbizet, Chairman of the Supervisory Board.

The "New PPR" aims to be a world leader in two sectors: Retail and Luxury Goods.



Serge Weinberg, Chairman of the Management Board.

This year's Annual report invites you to take a closer look at the "New PPR", a global group which aims to be the world leader in two complementary sectors: Retail, with Printemps, Redcats, Fnac, Conforama and CFAO, and Luxury Goods, with the Gucci Group brand portfolio, which includes, among other brands, Gucci and Yves Saint Laurent.

We refer to the "New PPR" because Pinault-Printemps-Redoute has undertaken a major strategic shift aimed at placing its strategic focus on the individual customer. This process, which was initiated in 2002, was stepped up in 2003 as a result of two key developments. Firstly, with the disposal of Guilbert's contract business and the sale of Pinault Bois & Matériaux, the original business on which the Group was founded, we made major strides in our programme to divest the Group's business-to-business activities. Secondly, as part of our ongoing expansion in the luxury goods sector, we increased our stake in Gucci Group from 54.38% at the end of 2002 to 67.58% at the end of 2003, while strengthening our capital structure.

This strategic decision, which attests the Group's agility, is motivated by three compelling reasons:

• By concentrating on activities involving the individual customer, Pinault-Printemps-Redoute increases its focus and cohesion while enhancing its ability to develop complementary capabilities.

• With a portfolio of highly promising businesses, the "New PPR" is positioned to maximize organic growth and profitability.

• By reinforcing our position in luxury goods, Pinault-Printemps-Redoute has become a major player in a sector which shows a higher long-term growth rate than the rest of the economy, while enabling us to pursue opportunities in new geographical areas offering high-growth prospects.

Although our strategic shift is still underway, the "New PPR" gave a clear demonstration of its potential in 2003. Thus while Pinault-Printemps-Redoute published sales (including the businesses sold in 2003 and Rexel) posted an 11% decline, pro forma sales for the "New PPR" rose by 4.1% (on a comparable structure and exchange rate basis in 2003).

In a weak consumer spending environment, our Retail companies reported market share gains across all sectors in France and expanded gross margin rates.

The Luxury Goods division faced a particularly challenging climate in the first half of the year as the Iraqi conflict and the SARS outbreak negatively impacted sales growth. However, this was followed by a sharp rebound in Gucci Group sales from the summer onwards.

We continued to expand overseas, opening five new Fnac stores and seven Conforama stores outside France. CFAO established operations for the first time in a number of African countries and now operates in 29 countries on the continent. Gucci Group opened or refurbished 64 stores around the world in 2003. At the same time, we further consolidated our position as the leader in online retail in France thanks to the significant sales growth reported by the *fnac.com* and *redoute.fr* e-commerce sites. Innovations introduced during the year included the inauguration of the world's largest Beauty Care department at Printemps Haussmann, the new store layout and visual identity at Conforama, and the success of new catalogues launched by Redcats in the United States and Scandinavia.

We are sustaining this momentum. Gucci Group will continue to flourish under the direction of new management and creative leadership after the departure of Domenico De Sole and Tom Ford, respectively Chairman and Chief Executive Officer, and Creative Director of Gucci Group, to whom I would like to pay special tribute for their outstanding work. Two very significant milestones remain to be accomplished: completing the effective takeover of Gucci Group following the launch of our offer to buy out minority shareholders on April 1, and the sale of Rexel, which will conclude our exit from business-to-business distribution.

2004 will be a decisive year for Pinault-Printemps-Redoute. Given the speed of our transformation, our proven ability to achieve strong sales performance in an extremely challenging economic environment, our significant growth potential overseas and the dedication of our staff, I believe we have every reason to be optimistic about the prospects for the "New PPR".

Serge Weinberg

MANAGEMENT AND CORPORATE GOVERNANCE

The Management Board and Supervisory Board structures ensure that a clear and effective distinction is made between management functions on the one hand and control and supervision on the other.
This separation allows the company to operate in a spirit of transparency and balance, which are beneficial to all relevant parties: customers, shareholders and employees.

Management Board

The Management Board, which is a collegiate body made up of senior Group executives, manages the business, approves the annual and half-yearly consolidated and parent company financial statements and defines the overall operating and development strategy and the long-term strategy in strict compliance with by-law requirements and the relevant provisions of the law. The Management Board meets as often as necessary, in the interests of the Company and the Group. It is assisted by several Committees comprised of members of senior management, notably the Executive Committee.

- Serge Weinberg, *Chairman of the Management Board*
- Thierry Falque-Pierrotin
- André Guilbert *(until February 16, 2004)*
- Per Kaufmann
- Denis Olivennes

Management Committee

The Management Committee, which comprises certain head office functional managers and the heads of the Apparel and Lifestyle and Leisure and Household goods divisions, meets every week with Serge Weinberg, Chairman of the Management Board.

- Serge Weinberg, *Chairman of the Management Board*
- Thierry Falque-Pierrotin
- Thomas Kamm
- Patrice Marteau
- Denis Olivennes
- François Potier

Executive Committee

The Executive Committee meets every month, bringing together the various company CEOs and the senior executives of Pinault-Printemps-Redoute. This Committee is the Group's decision-making body and it focuses in particular on strategic planning, the co-ordination and sharing of inter-brand initiatives and following up on cross-functional projects.

Supervisory Board

The Supervisory Board is made up of directors drawn from various fields. It oversees the management of the business, reviews the consolidated and parent company financial statements and issues authorisations in accordance with the by-laws and the law. In order to enable it to carry out its control and supervisory functions, it has set up three committees: Audit Committee, Remuneration Committee and Appointments Committee.

- Patricia Barbizet, *Chairman of the Supervisory Board*
- François-Henri Pinault, *Vice-Chairman of the Supervisory Board*
- René Barbier de La Serre
- Pierre Bellon
- Allan Chapin
- Luca Cordero di Montezemolo
- Anthony Hamilton
- François Henrot
- Philippe Lagayette
- Alain Minc
- François Pinault
- Baudouin Prot
- Bruno Roger

Audit Committee

Within the limits of the powers of the Supervisory Board and the Management Board, the main role of the Audit Committee is to ensure that the Company's accounting methods are appropriate, permanent and reliable, and to review the effective implementation of internal control and risk management procedures.

- René Barbier de La Serre, *Chairman*
- Anthony Hamilton
- François-Henri Pinault

82%

is the average level of attendance rate at the nine Supervisory Board in 2003

Over one third

of the members of the Supervisory Board are qualified as independent

Executive Committee

Per Kaufmann
Chairman of the Management Board, Conforama

Alain Viry
Chairman and CEO, CFAO

Thierry Falque-Pierrotin
Chairman of the Management Board, Redcats

Jean-Charles Pauze
Chairman and CEO, Rexel

François Potier
Vice-President, Human Resources



Patrice Marteau
Corporate Secretary and Chief Financial Officer
Frédéric Obala
Vice-President, Strategy and Planning
Serge Weinberg
Chairman of the Management Board, Pinault-Printemps-Redoute
Laurence Danon
Chairman of the Management Board, France Printemps
Denis Olivennes
Chairman and CEO, Fnac
Thomas Kamm
Vice-President, Communications and Corporate Affairs

Remuneration Committee

The mission of the Remuneration Committee is to make proposals to the Supervisory Board as regards the compensation and stock options to be granted to members of the Management Board as well as the compensation of the Chairman and Vice-Chairman of the Supervisory Board.

- Patricia Barbizet, *Chairman*
- François Henrot
- Philippe Lagayette
- François-Henri Pinault
- Bruno Roger

Appointments Committee

The mission of the Appointments Committee is to examine and recommend to the Supervisory Board the appointment of the Management Board members.

- Patricia Barbizet, *Chairman*
- Pierre Bellon
- Allan Chapin

KEY FIGURES

Sales
(in € million)
Group sales fell 11% in 2003, reflecting mainly the substantial impact of disposals made and of exchange rates due to the depreciation of the dollar. Pro forma sales rose 2%.



19,529
24,761
27,799
27,375
24,361
1999*
2000
2001
2002
2003

EBIT
(in € million)
Operating income fell by 29% in 2003, reflecting mainly disposals made and foreign exchange adjustments.
In pro forma, operating income was down 5.7%. Operating margin amounted to 5.3%. The "New PPR" posted an operating margin of 6% in 2003.



1,479
1,887
1,978
1,827
1,297
1999*
2000
2001
2002
2003

Sales generated outside France
(as a % of total sales)
Over the past five years, international business has accounted for an increasing share of total sales.



46.8%
52.5%
54.7%
53.8%
54.7%
1999*
2000
2001
2002
2003

Attributable net income
(in € million)
Excluding non-recurring items, net attributable income fell from €672 million in 2002 to €574 million in 2003.



629
767
753
1,589
645
1999*
2000
2001
2002
2003

* Accounting standards applied in 2000.

Breakdown of 2003 sales by business activity
In 2003, the Luxury division accounted for 15.5% of the "New PPR" sales, while the Retail division accounted for 84.5%.



Retail
57.0%
Rexel
27.3%
Other
5.2%
Luxury Goods
10.5%

Breakdown of 2003 sales by geographical area
In the "New PPR", business activities outside France accounted for 49.9% of sales compared with 50.8% in the prior year.



Oceania
2.6%
Asia
3.5%
Africa
5.4%
America
18.5%
Europe
excl. France
24.7%
France
45.3%

Net cash from operating activities
(in € million)
The decline in net cash from operating activities was limited to 10.8%, despite major structural impacts.


1,207
1,496
1,448
1,287
1,148
1999*
2000
2001
2002
2003

Debt-to-equity ratio
(net financial debt as a % of consolidated shareholders' equity)
The Group's financial structure is sound, with a debt-to-equity ratio of 58% as of December 31, 2003.


48%
74%
75%
54%
58%
1999*
2000
2001
2002
2003

* Accounting standards applied in 2000.

Breakdown of 2003 sales by product category
Product categories belonging to the "New PPR", i.e. personal items (apparel, cosmetics and luxury goods), home furnishings, leisure and culture, services and royalties, vehicles and pharmaceutical sales now account for 66.9% of the Group's consolidated sales compared with 59% in the previous year.


Other
11.9%
Personal
accessories
26.1%
Business-
to-Business
equipment
29.9%
Household
equipment
32.1%

Performance of the Pinault-Printemps-Redoute share compared with the CAC 40 index in 2003


IN EURO
100
90
80
70
60
50
40
30
CAC 40
Pinault-Printemps-Redoute
+16.1%
+9.3%
January
February
March
April
May
June
July
August
September
October
November
December

Source: Fininfo.

Share ownership at December 31, 2003

The employee stock ownership plan, VIA or "Value in Action", accounts for most of the employee savings scheme. Launched in 2000 in over 15 countries, the plan has attracted 38,000 Group employees.


Employee shareholders 0.7%
French institutional investors 20.3%
International institutional investors 18.3%
Treasury stock 5.2%
Guilbert-Cuvelier 2.5%
Individual shareholders 10.8%
Artémis 42.2%

At the end of 2003, Pinault-Printemps-Redoute's share ownership structure comprised 160,000 individual shareholders.

In 2003, the Pinault-Printemps-Redoute share price rose by 9.3%. Over the first few months of 2003, the share fell by 35.9%, hitting a historical low of €44.5 on March 12, 2003. This decline was mainly due to the international geopolitical climate, the SARS epidemic and the decline of the dollar against the euro. The share price has since recovered by 72.2%, outperforming the CAC 40 index by 24.1%. This excellent performance reflects the gradual lifting of the strategic and financial uncertainty which had weighed on the share for most of 2002. The Group's strategy to refocus on Retail and Luxury Goods activities was well received by the markets, which now perceive greater visibility on the share. This strategic shift is now well underway, affording the Group greater cohesion, organic growth potential, higher profitability and a significantly improved capital structure.

Since the beginning of 2004, the Pinault-Printemps-Redoute share price has risen by 11% versus a 2% increase for the CAC 40 (at March 31, 2004).

Stock market price and transaction volume

	1999	2000	2001	2002	2003
High (€)	264.8	268.0	235.3	154.7	88.9
Low (€)	134.4	185.2	97.1	53.9	44.5
Price at 31.12 (€)	262.0	228.9	144.6	70.1	76.7
Market capitalisation at 31.12 (€ million)	31,225	27,189	17,698	8,580	9,382
Average daily trading volume	269,666	273,786	428,865	650,232	671,756
Number of shares at 31.12	119,181,100	118,779,305	122,394,480	122,394,480	122,406,980

Source: Euronext Paris SA, Fininfo.

38.6% of the share capital is owned by institutional investors. The portion of international investors rose from 15.8% in January 2003 to 18.3% at December 31, 2003. International investors held 31.7% of the free float. It breaks down as follows:



Other
3.6%
Continental Europe
32%
United States
49%
United Kingdom
15.4%

Source: Identifiable bearer securities at December 31, 2003 (TPI).

A balance has been struck between passion and reason,

between desire and need,

with room for impulse buying as well.







The history of Pinault-Printemps-Redoute began in 1963 when François Pinault created the Pinault group, specialising in timber trading. 40 years later, the Group had become one of Europe's leading specialised retailers.

A Group

The year 2003 was a landmark year in the transformation of Pinault-Printemps-Redoute with the continuation of the strategic refocusing initiated in late 2002. This shift has given rise to a Group focused on businesses serving individual customers in the retail and luxury goods sectors.

The impetus for this strategic refocusing came from the Group's acquisition of a 42% stake in Gucci Group in 1999. The Group's decision to enter the luxury goods sector was followed by the implementation of a strategy designed to make Gucci Group a leading multi-brand group. This has enabled Pinault-Printemps-Redoute to place individual customers at the heart of its activities while boosting growth, profitability and overseas expansion.
Three years later, the Group began its withdrawal from business-to-business distribution with the divestment of Guilbert and Pinault Bois & Matériaux. This was immediately followed by the

on the move

sale of the consumer credit business and the increase in the Group's ownership of Gucci Group to 67.58% by the end of 2003.

This rapid and far-reaching transformation marks yet another chapter in the history of a Group that throughout its 40-year history has consistently focused on building a solid platform for growth and profitability, capable of withstanding cyclical fluctuations.

From trading company...

Between 1963 and 1990, the Group grew to become a leader in timber trading, distribution and processing in France. During this period, the Group based its development on its expertise in wood processing, combined with a dynamic external growth strategy.

...to specialised distributor

A new era opened in 1990 following the Group's acquisition of CFAO, establishing Pinault-Printemps-Redoute's presence in the international trading and business-to-business distribution markets. The Group divested its industrial assets and stepped up the development of its Business-to-Business division as well as its Retail divisions, through the acquisitions of Conforama (1991), Printemps and La Redoute (1992), and Fnac (1994). Steady internal and external growth enabled these companies to become the domestic market leaders in their categories and to diversify into international markets. This was also a period of substantial growth in the Group's sales and profitability.

As from 2004, the offer to buy out the outstanding shares in Gucci Group (namely remaining minority interests) and the sale of Rexel will mark the final phase in the Group's strategic shift. With a leaner, more focused business portfolio concentrated on the Retail and Luxury Goods activities, the "New PPR" is positioned to achieve solid organic growth, thereby improving its financial structure. The Group's brand management expertise provides it with a major advantage in order to meet the challenge of developing and integrating the Luxury Goods division.


AU PRINTEMPS

Printemps, the department store created nearly 150 years ago by Jules Jaluzot, is now a fashion trend-setter.

At the heart of the "New PPR"

A single client: the individual customer

Consumer behaviour is influenced by a combination of individual choices and socio-cultural factors. At the same time, consumers belong to a wider community, implying that their preferences and lifestyles are converging across countries and cultures.

In their pursuit of gratification and well-being, consumers have made quality of life a high priority. Today's consumer is more informed and discerning, and is offered an extremely broad range of choices. Consumer purchasing power is more stable, thus shoppers are more selective and more cautious. They are also more aware of the real value of the goods and services they consume.

Two activities: Luxury Goods and Retail

The world's number three luxury goods group, Gucci Group designs, produces and distributes high-quality personal luxury items including ready-to-wear, leather goods, shoes, watches, jewelry, ties and scarves, eyewear, perfume, cosmetics and beauty-care products. Its brand portfolio is comprised of Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat & C°, Alexander McQueen, Stella McCartney and Balenciaga. Gucci Group sales for the twelve-month period ended October 31, 2003 totalled €2,560 million.

Through its Retail division, Pinault-Printemps-Redoute is strongly positioned in the fashion, beauty, home furnishings, books, digital entertainment and consumer electronics segments of the retail industry. Its portfolio of brands includes Conforama, Fnac, Mobile Planet, Printemps, Redcats, Orcanta, Kadéos and CFAO. Retail division sales amounted to €13,903.2 million in 2003. The Retail division is the main contributor to Group profits and accounted for 77% of the operating income of the "New PPR".

Breakdown of the "New PPR" 2003 sales by activity


Other
0.5%
CFAO
10.4%
Luxury Goods
15.5%
Apparel and
Lifestyle
32.4%
Leisure and
Household goods
41.2%

Four drivers of growth

Luxury goods

The luxury goods market is estimated to be worth €150 billion worldwide and is growing three times faster than the global economy in each of the world's regions. New markets, such as China and Russia, are emerging alongside the established luxury goods markets of Japan, the United States and Europe. Factors fuelling growth in luxury goods spending include: rising numbers of affluent consumers around the world, brand extensions, and wider access to specific market segments.

Leisure and Household goods

In industrialised countries, the shift of interest towards the home is a growing phenomenon. The home is increasingly being considered as a comfort zone or safe haven. As a result, consumers are spending considerably more on home furnishings and decorations, furniture and home improvement categories than before. Consumers are also taking advantage of shorter working hours and increased leisure time to boost spending on recreational items. Sales of computers, televisions and hi-fi systems are also rising significantly.

Apparel and Lifestyle

Although spending on clothing has been relatively stable in recent years, consumers continue to favour branded products that appeal to their desire for self-expression and differentiation. Consumers are also increasing their purchases of well-being, beauty and skincare products and are willing to spend more on taking care of themselves.

Specialised retail in Africa and French overseas territories

CFAO combines unrivalled knowledge of its markets with world-class expertise in its two core businesses: automobile and pharmaceutical distribution. In each of its business areas, CFAO provides its customers, two-thirds of whom are individuals, with high-quality products and services.


AFFAIRES FNAC
AFFAIRES FNAC

Shopping in a Fnac store is a unique experience. You are free to walk around, browse and inspect all the items for sale.

Luxury Goods: objects of desire

The 1990s saw strong upward trends in luxury spending, and consistent double-digit rates of growth. Although the luxury goods sector has faced geopolitical uncertainty since 2001, it has demonstrated sound fundamentals and resilience while maintaining a solid underlying growth potential.

A substantial amount of the Luxury Goods division's sales growth is generated by customers travelling abroad, particularly from Japan and other Asian countries. Luxury Goods are more expensive in Asia and are priced 30% higher in Japan than in Europe and North America. As a result, Asian customers account for a significant share of luxury spending outside Asia.

In addition to exchange rate changes, which have a significant impact on sales for luxury goods companies, the growing number of affluent consumers around the world is another factor driving growth in luxury goods spending. According to surveys, purveyors of luxury goods have an occasional clientele of some 200 million consumers worldwide in addition to their traditional clientele. Another survey found that 60% of consumers in Europe, Japan and North America have purchased at least one luxury product in their lifetime (Source: Les Echos Etudes). Lastly, the luxury goods market offers exceptional operating margins.

A strong brand portfolio for the prestige segment of the luxury goods sector

In less than five years, Gucci Group has amassed a portfolio of nine prestigious brands and created a global luxury goods group. The brands in this portfolio offer exceptional underlying growth potential and have strong and distinctive identities. Gucci, the group's flagship brand, is one of the most profitable brands in the global luxury goods sector. Some of the long-established global brands need to be rejuvenated while those that are emerging seek long-term growth opportunities. At the same time, certain brands offer significant potential for product diversification. The versatility and strength of the brand portfolio are therefore major competitive advantages for the Group.

2003 Gucci Group sales by company*


Boucheron 2.4%
Bottega Veneta 2.6%
Other brands 3.6%
Sergio Rossi 3.2%
Gucci 58.5%
YSL Beauté 23.7%
Yves Saint Laurent 6.0%

*From 01/11/2002 to 31/10/2003.

and pleasure

A balanced geographical spread

In 2003, Gucci Group generated approximately 43.2% of its sales in Europe, 21.4% in the United States, 20.3% in Japan, 11.7% in Asia outside of Japan and 3.4% in the rest of the world. This broad geographical coverage enables Gucci Group to leverage the economic cycles of the various geographical regions, and substantially increases revenue consistency.

A broad and balanced product mix

The breadth and depth of its product portfolio strengthen Gucci Group's long-term sales and earnings growth. The Group is active in all of the segments of the luxury Goods industry, including high jewelry and leather goods, which are stable businesses with low cyclical exposure, as well as ready-to-wear and accessories, which are more sensitive to fashion trends. This balanced product portfolio has been developed by sustained investment in organic and external growth opportunities.

A tightly controlled distribution network

Gucci Group places paramount importance on developing its network of directly-operated stores in order to exercise tight control over brand image and identity as well as product distribution. It has supported this process by terminating a large number of distribution licenses. Today, Gucci Group's products are retailed through a worldwide network of directly-operated stores as well as through franchise stores and points of sale in select duty-free, department and specialty stores.

Communications centred on promoting the brands

Creative design and image are closely intertwined. Through its steady investment in brand management, strong communication and product development, Gucci Group succeeded in restoring the Gucci brand to its leading status in the 1990s. Gucci Group has continued to invest substantially in communication, including fashion shows, advertising, special events and store display for all its brands.

2003 Gucci Group sales by product category*



Jewelry 5.5%
Royalties 2.3%
Other 4.1%
Leather goods 32.3%
Watches 7.7%
Ready-to-wear 12.9%
Shoes 11.7%
Fragrances and cosmetics 23.5%

*From 01/11/2002 to 31/10/2003.

Directly-operated stores at October 31, 2003

Gucci	187
Yves Saint Laurent	58
Other brands	137
Total	382



Gucci Group is primarily concerned with increasing the number of its directly-operated stores.

Retail: recognised and

In this sector, which is driven by consumer spending, Pinault-Printemps-Redoute has a market-leading portfolio of businesses which includes long-established brands, such as Printemps, as well as recent brands such as Fnac.

The Retail companies enjoy a strong brand image and are recognised by consumers as specialty brands in the following areas: fashion for Printemps, books, music and consumer electronics for Fnac; furniture and home appliances for Conforama; apparel mail-order for La Redoute.

The Group's Retail companies are recognised by consumers for their expertise, quality and style.

They control the entire value chain, from product sourcing, quality control and logistics through to store development and customer services. They work in tandem with suppliers to ensure compliance with social responsibility standards.

Brands with strong emotional appeal

Pinault-Printemps-Redoute owes a large part of its success to the fact that many consumers have built up a long-standing relationship with its retail companies. Thus, La Redoute is a preferred brand for fashion shoppers. Fnac has become a unique company-brand through its role as a key player in the cultural arena thanks to its initiatives to support cultural diversity and promote literacy as well as through the passion of its staff for their products.

Brands on the move

As part of Pinault-Printemps-Redoute, the Retail companies are ideally positioned to anticipate and adapt to emerging consumer trends. Innovation and creativity enable the Group to satisfy new, increasingly specific requirements among consumers. Vertbaudet launched a bedroom furnishings catalogue "Histoires de Chambres", and Printemps developed a new sporting goods retail format, Citadium. Other initiatives have been deployed to respond to emerging consumer trends and lifestyle preferences such as renewed emphasis on the home or the quest for comfort and well-being. Thus, Printemps reorganised the layout of its Home Furnishings department to create specific lifestyle sections.

Growth in Retail on-line sales (in € million)


27.3
142.9
323.4
542.1
751.7
1999
2000
2001
2002
2003

Breakdown of 2003 Retail sales by activity


Other 1.0%
CFAO 12.4%
Conforama 21.2%
Redcats 31.4%
Fnac 27.4%
Printemps 6.6%

respected brands

Conforama and La Redoute have also expanded their home furnishings and decoration ranges. In the United States, Brylane has broadened its offering with the addition of the Brylane Kitchen and Brylane Home Wishes catalogues. Similarly, Conforama is rolling out a new showroom layout that has a one-way traffic flow and is divided into lifestyle sections.

A multi-channel distribution network

The Group's multi-channel retail network, spanning physical stores, e-commerce and home-shopping, sets it apart from competitors. As a pioneer in on-line retail, Pinault-Printemps-Redoute has succeeded in harnessing the web as a complementary retail channel. Each channel plays a key role in extending the customer base and in enhancing service to customers.

Exporting the Group's brands

Pinault-Printemps-Redoute is one of the few companies to have succeeded in replicating its retail concepts on overseas markets. As a group active in over 65 countries and generating almost 55% of its total sales outside France, Pinault-Printemps-Redoute is one of the world's most international retail groups. The Group's success on international markets has been driven by its ability to understand consumer preferences in each country and to anticipate the convergence in consumer tastes and purchasing patterns around the world, notably in the technical products segment. Thus, for La Redoute, the best-selling items in its range are broadly the same at home and abroad. Fnac, Conforama and Redcats respectively generate 21.5%, 33.8% and 54.3% of their sales outside France and have significant potential for further growth.

Breakdown of 2003 Retail sales by geographical area


Oceania 1.1%
Asia 0.1%
Africa 9.4%
Americas 10.8%
France 57.5%
Europe excluding France 21.1%



Conforama with its multi-style, multi-product offering has everything customers need in the area of home furnishings.



With almost 60 directly-operated stores, Yves Saint Laurent is active in the main luxury goods markets around the world.

Solid growth prospects

In Luxury Goods, the priorities for Gucci Group are: consolidation of the flagship Gucci brand, establishment of Yves Saint Laurent as a global luxury goods brand, and the development of the existing brand portfolio.

Consolidating the Gucci brand's leadership

The Gucci brand is one of the most profitable brands in the luxury goods industry with an operating margin of 27%. Gucci Group is continuing to consolidate its leadership through product range line extensions, developing its portfolio of directly-operated stores and exercising a tight rein on costs.

Repositioning Yves Saint Laurent

Thanks to efforts to reposition the brand, Yves Saint Laurent is gradually being re-established as a global luxury goods brand. Since 1999, Yves Saint Laurent has regained control over its brand by terminating distribution licenses and developing its directly-operated store base. Over this period, 45 directly-operated stores have been opened in strategic retail locations and the brand has introduced an expanded range of accessories.

Growing market share for YSL Beauté

Since integrating YSL Beauté into its brand portfolio, Gucci Group has concentrated on reducing the number of points of sale and on eliminating "alternative channel" sales of its products. The objective of these efforts is to reinforce YSL Beauté's market share as a manufacturer and distributor of prestige perfumes and cosmetics products.

Growth of the other brands

Gucci Group is actively developing new product ranges and is gradually expanding the directly-operated store network for its established brands, which include Sergio Rossi, Bottega Veneta, Boucheron as well as for Balenciaga, Stella McCartney and Alexander McQueen.


GUCCI

In the Retail division, companies enjoy strong growth potential, given solid market share gains in France and increased penetration of international markets.

Further market share gains

The priority for the Group's home market is to continue to gain market share and consolidate leadership. Growth drivers will include: distribution network development, opening new stores and launching new home-shopping concepts; increasing retail sales per square metre through store refurbishments and upgrades; adapting retail concepts to cater to new lifestyle trends such as the quest for comfort and well-being; development of multi-channel retailing and e-commerce, particularly in the home-shopping sector; and enhancements to customer service with the continuation of the Client Obsession (CliO) plan which aims to revitalise the Group's value proposition for consumers.

International expansion

Over the last five years, Pinault-Printemps-Redoute has accelerated its expansion outside France through internal growth and acquisitions. Over this period, sales generated outside France have increased by a factor of 1.5 and the share of sales outside France has grown to 42.5%, compared with 37.7% five years ago. The priority is now to consolidate the Group's positions in existing international markets. Prospects in Spain and Italy are particularly good for Conforama and Fnac. Redcats is specifically prioritising the US and UK markets.

By strengthening their presence in existing markets, the Group's retail companies are better able to increase brand recognition, concentrate purchasing power and create economies of scale, thereby driving higher levels of profitability for the Group on overseas markets. Operating margin outside France stood at 5.9% in 2003.


LA REDOUTE

A leader in France, the La Redoute catalogue continues to gain market share, largely on the strength of product segmentation, a genuine customer loyalty tool that accompanies the customer in all the different phases of his life.

A winning business model

After the sale of Rexel is completed, the Group will allocate more resources to the Retail and Luxury Goods businesses that make up the "New PPR". As a streamlined group, Pinault-Printemps-Redoute will enjoy better organic growth prospects and a greater potential for improved profitability.

A new growth profile

The strategic shift underway has radically transformed the nature of the Group's development, making internal growth the primary growth driver. As a Group focused on Retail and Luxury Goods, Pinault-Printemps-Redoute enjoys excellent organic growth potential. In addition to benefiting from the underlying strength of their markets, the Luxury Goods brands enjoy promising opportunities for international expansion and have the potential to develop global brands alongside the powerful Gucci brand.

The Retail companies are positioned in fast-growing household consumption markets and have major growth potential overseas.

Strong potential for improved profitability

The Group will benefit from the extremely high structural profitability of the Luxury Goods division and from its capacity to improve the results of the new brands, once critical mass has been achieved. In the Retail division, the Group is pursuing its profitable growth strategy and continuing to increase the bottom-line contributions from its operations outside France.

Strengthened capital structure

Once completed, the sale of Rexel will improve the Group's capital structure. Pinault-Printemps-Redoute's strategy, which is based on organic growth, will be highly profitable thanks to:
- the low working capital requirement of the Retail division;
- the strong cash-flow generated by the Luxury Goods companies which will gradually make increased contributions to profits as they achieve critical mass and as the cost of operating investment, from its peak in 2002, gradually decreases.

A bold strategy

Ever since the Group's foundation four decades ago by François Pinault, Pinault-Printemps-Redoute's success has hinged on its ability to confront challenges and take calculated risks. Today, Pinault-Printemps-Redoute aims to be a European leader and the number-one contender in the global luxury goods industry, backed by sound fundamentals and solid growth prospects. Overseas expansion will remain a priority. Pinault-Printemps-Redoute not only enjoys strong potential in Europe, notably in southern Europe, but also in new markets, particularly Asia, which offer excellent prospects for the luxury goods brands and for Conforama. Within the coming years, France will account for 30% of total sales, as against 45% today. To harness the Group's potential for profit enhancement Pinault-Printemps-Redoute will continue to focus on the integration of the high-margin Luxury Goods companies and on strengthening operating margin and supply-chain efficiencies in the Retail division.



The strategic shift undertaken by the Group has made *it more cohesive,* giving it the potential for organic growth and higher operating margins and *improving its capital* structure.

The Group's 2003 results and the business upswing observed in the first months of 2004 provide ample proof that the strategic choices adopted since mid-2002 are the right ones.



Today, luxury goods represent **an expression of personal pleasure** more than an outward sign of success or wealth.





GUCCI

YVES SAINT LAURENT

YSL BEAUTE

BOUCHERON PARIS

BOTTEGA VENETA

sergio rossi

BEDAT & C° GENEVE

ALEXANDER McQUEEN

BALENCIAGA

STELLA McCARTNEY

Luxury goods

In 2003, Gucci Group actively pursued the development strategy of each of its brands, with a particular emphasis on creating a strong image, harmonising and expanding its product ranges and controlling distribution.



FRANCESCO CIANFERONI
Head of model makers, Gucci Division

Translating dreams into luxury handbags

"The activity of a model maker is unique: his role is to capture the dreams and ideas of a designer from his first sketch and translate it into a highly desirable luxury leather good item. The result of his activity is the creation of a prototype, which is the first step in the production of a leather good item. If the prototype meets the designer's expectation and receives the approval of the Creative Director, it will be the 'reference' for the collection and eventually for production.
A very high level of technical skill is the main skill required for such a job. Everybody has to be able to create a bag from the cutting of the leather to the final product ready for sale. Another important skill required to be a successful model maker is inter-personal relations. In fact, we have to be able to communicate systematically with the designers and eventually win their trust. Sometimes we have to be able to say to a designer that his ideas are wonderful but impossible to translate into a functional product. Obviously, this is not an easy job, and the trust is the result of a long personal and professional relationship."

KARL-HEINZ HOFER
Production manager, Gucci Group

An outstanding quality

"My main responsibility concerns production planning and control of handbags, small leather goods, belts and luggage for Gucci, Yves Saint Laurent, Balenciaga and Stella McCartney, which implies the coordination of approximately 50 people. The vast majority of our leather goods are produced by highly skilled third party suppliers mostly located near Florence. The successful management of such a complex product-based process, going from product creation to client satisfaction, requires a strong integration among the various functions: design, merchandising, advertising, production, distribution and client service. This integrated system, allows this product-based process to quickly react to the ongoing variations of demand and fashion trends. Each purchase of a handbag stimulates the creation and supply of a new product, aimed at creating continuous desire of unique articles in the store and not simply replacing identical products in the inventory."



GUCCI

€1,497 million
of sales in 2003*

187
directly-operated stores

Gucci is one of the most profitable brands in the luxury goods industry. In 2003, Gucci strengthened its positions in leather goods and shoes and successfully developed its lines of watches and ready-to-wear.

Gucci dates back to the year 1923, when Guccio Gucci established a small leather goods and saddlery business in Florence. The company subsequently specialised in the sale of exceptional leather goods products, becoming in just a few years

Breakdown of 2003 sales* by geographical area



Other
2.6%
United States
21.3%
Rest of Asia
16.4%
Japan
27.5%
Europe
32.2%

Breakdown of 2003 sales* by activity



Other
4.2%
Leather goods
48.3%
Royalties
2.8%
Jewelry
6.9%
Watches
11.3%
Ready-to-wear
14.2%
Shoes
12.3%

*From 01/11/2002 to 31/10/2003.



a brand appreciated by a refined international clientele.

The Gucci division comprises two units: Gucci Fashion and Accessories and Gucci Group Watches.

Gucci Fashion and Accessories manufactures and distributes leather goods (handbags, small leather goods, and luggage), ready-to-wear, shoes, ties and scarves as well as jewellery. The products come almost exclusively from workshops located in Italy. They are mainly sold through directly-operated stores and selected retail channels including single-brand franchises and distributors of up-market travel items, luxury department stores and specialised stores around the world. Licensed Gucci distributors manufacture and distribute eyewear and perfume.

Gucci Group Watches manufactures its watches in Switzerland and distributes Gucci, Yves Saint Laurent, Bédat & C° and Boucheron watches worldwide. Gucci Group Timepieces manages a network of affiliates active in the major markets and sells its products to national distributors, watch and jewellery shops and luxury department stores worldwide.

Strategy

The goal of Gucci Group is to gain further market share for Gucci as a leader in the fashion, leather goods and luxury accessories market. In order to achieve this, Gucci will continue to offer luxury products through its exclusive retail network. Ongoing efforts to maintain a tight grip on costs will enable Gucci Group to rank amongst the luxury goods industry's top companies in terms of operating income.



In 2003, Gucci continued to expand its network of directly-owned stores.



2003 highlights

- **Gucci launched a "Cruise" collection emphasising the Gucci label, and the brand's underlying vitality. Gucci also successfully launched an elegant autumn/winter fashion collection, emphasising the symbol, which can be easily identified by customers.**
- **In addition to rolling out new products, Gucci broadened all of its product categories in its directly-operated stores.**
- **Its range of watches enjoyed the success of new products, such as the "Bamboo watch", a watch with a bamboo strap.**
- **After the expansion was completed, Gucci inaugurated its Milan flagship store on Via Montenapoleone and opened new stores in Honolulu, San Jose (California), and Saint Moritz as well as a jewelry shop in Rome. In April 2003, Gucci moved its London Bond Street store to a new 2,300 sq.m. location on the same street, thus boosting Gucci's presence on this vital market. Furthermore, throughout 2003, Gucci continued to open boutiques in selected locations, such as Japan and the rest of Asia.**

€153 million

of sales generated by Yves Saint Laurent in 2003*



Yves Saint Laurent products include mainly men's and women's ready-to-wear, leather goods and shoes sold under the Rive Gauche brand. Yves Saint Laurent distributes its products and collections via directly-operated stores and franchises and outlets located in department stores and specialty boutiques. Yves Saint Laurent grants licences for the production and distribution of some products, including men's ready-to-wear, accessories and eyewear.

Strategy

The aim of Gucci Group is to help Yves Saint Laurent re-establish itself as a top-quality brand in luxury goods and accessories, through luxury products, a controlled distribution policy and a clearly defined image. Given the recent sales trends combined with continued major investments in products and communication, and with the consolidation of the distribution network, Gucci Group is convinced that Yves Saint Laurent will continue to post strong growth and will prove profitable in the medium term.



2003 highlights

- **Yves Saint Laurent continued to expand its ready-to-wear business in the United States and the rest of Asia, where the brand is proving to be a luxury brand in ready-to-wear and where it is emerging as a major force in the accessories business.**
- **Following the success of its "Mombasa" handbag, Yves Saint Laurent expanded further into leather goods through new ranges, such as "Saint Tropez" and "Cassandra", capitalising on the Yves Saint Laurent name by including its logo.**
- **Yves Saint Laurent opened a flagship store on Canton Road in Hong Kong, completed the renovation of its store on the Rue du Faubourg-Saint-Honoré in Paris and expanded its Bond Street store, the former Gucci store in London. Furthermore, Yves Saint Laurent opened major stores on Rodeo Drive in Beverly Hills, on 57th Street in New York, and a smaller but strategically located boutique on via Condotti in Rome. With these store openings, Yves Saint Laurent now has a strong presence in all the major luxury goods markets around the world, and is becoming known as one of the leading world class brands in the industry.**

* From 01/11/2002 to 31/10/2003.

58
directly-operated
Yves Saint Laurent stores

€607 million
of sales generated
by YSL Beauté in 2003*



SAINT LAURENT

The Yves Saint Laurent store on the rue du Faubourg-Saint-Honoré in Paris was renovated in 2003.



YSL BEAUTE

YSL Beauté manufactures and distributes Yves Saint Laurent fragrances and cosmetics, Roger & Gallet toiletries, Alexander McQueen and Stella McCartney fragrances as well as fragrances under licence for Oscar de la Renta, Van Cleef & Arpels, Fendi and Ermenegildo Zegna. YSL Beauté is fully integrated, with production plants in France and seventeen distribution affiliates. YSL Beauté distributes to select department stores, specialty stores and duty free shops. The company uses distribution agents to reach the smaller markets not covered by its affiliates.
Since 2003, YSL Beauté has managed the entire Boucheron perfume business, including marketing, distribution and coordination of subsidiaries and international distributors.



OPIUM
YvesSaintLaurent



STELLA
The first perfume by
STELLA McCARTNEY

Strategy

YSL Beauté plans to play a major role in the distribution and production of luxury cosmetics. Among other things, it aims to gain more market share and to enhance the image of the Yves Saint Laurent brand in the luxury cosmetics and fragrances sector by closely controlling distribution and creating better displays, as well as launching new products.

Boucheron





boucheron, products include fine jewelry (*baute joaillerie, joaillerie, and bijoux*), prestige watches and perfumes. Boucheron sells jewelry exclusively through directly-operated stores, including its flagship store on Place Vendôme in Paris, and timepieces through both its own stores and exclusive department and specialty store. As of 2003, YSL Beauté manages all aspects of Boucheron perfume activities. After having opened a number of important stores in the previous seasons, Boucheron's primary focus is the development and enhancement of the product offering (particularly more accessible priced product) which will permit the brand to grow in revenues and consumer awareness worldwide.

Sergio Rossi



the combination of creative flair and technical expertise has made Sergio Rossi a reference in luxury footwear. Positioned at the top end of the women's luxury footwear segment, the Sergio Rossi range also extends to handbags and men's shoes.
Its distribution network includes directly-operated stores, franchisees and points of sales in select department and specialty stores. Sergio Rossi enjoyed retail sales growth thanks to its very strong collections, nothwithstanding the difficult trading conditions, which impacted its wholesale sales in early 2003. In 2003 the company opened two important stores, in Milan in January 2003 and in Bal Harbour in July 2003. The company also inaugurated a new state-of-the-art production and warehouse facility in March 2003.
Growth will come from newly opened directly-operated stores in Europe, the United States and Japan, extension of its wholesale network as well as through greater presence in handbags and men's footwear.

Bédat & C°

founded in 1996 by Simone and Christian Bédat, Bédat & C° is a distinct, contemporary and exclusive watch brand, which combines quality with timeless value. Distributed primarily in the United States, Italy and Japan, Bédat & C° offers a handful of exclusive and precious models. By working with Gucci Group Watches, Bédat & C° objective is to enlarge the breadth of its product offering and extend distribution into new markets in Europe and Asia.



Bottega Veneta

Bottega Veneta's principal product lines include women's handbag, of which the woven "intrecciato" is the most well-known. Its product offering includes handbags, small leather goods and luggage together with shoes, ready-to-wear and giftware.
Starting in 2003, Bottega Veneta has granted a license for eyewear. In 2003 Bottega Veneta opened stores in Japan, Europe and the United States, continuing its store development worldwide.
Management's objective is to reinforce Bottega Veneta's positions through an enlarged product offering, the introduction of leather and knit ready-to-wear items and select enlargement of the distribution network.



lexander McQueen



Stella McCartney



Balenciaga



Alexander McQueen, Stella McCartney, and Balenciaga are smaller than the Group's other brands. These businesses sell primarily women's ready-to-wear and accessories through select department and specialty stores. Each brand experienced strong consumer and trade response to their Spring/Summer and Fall/Winter 2003 collections. Alexander McQueen opened a store in London on Bond Street in April and another in Milan, off via Montenapoleone, in June 2003. Stella McCartney, which also inagurated a store in London off Bond Street in April, opened a store in Los Angeles in September 2003.

Product diversity
gives the consumer
the freedom
to choose
with discernment.





Retail division

In 2003, the Retail companies demonstrated their strength, recording further gains in market share in most of their product categories. Store openings, global expansion, a dynamic marketing programme and innovation were the main drivers of growth.

FABRICE COLLETTE
Merchandising Manager, Printemps



This job is like producing a show

"As head of merchandising for all the Printemps stores, my job is to showcase products in the stores as effectively as possible. There are numerous constraints, and it is important to be able to adjust the aesthetic to the pragmatic. This job is a show. In other words, you have to create a set or backdrop for each department. The department must be recognizable by customers as being the Printemps signature at the Haussmann store and in the chain stores. This is a job with a particular inter-store focus requiring close coordination between the purchasing units and the architects who design the in-store layouts. Customer satisfaction is our best indication of success. Customers are both eager for change yet intolerant of construction work. Carrying out two enormous renovation projects, Home and Beauty, in the same year was a genuine challenge. It is very exciting to be involved in merchandising in a department store owing to the multi-product offering which calls for different backdrops for a variety of different products."

ALAIN SOUNTHONEVICHITH
Salesman in the Fnac Digital Browsing Department

Giving the right information

"In the Fnac Digital browsing department, customers find cameras, video recorders and digital walkmans. These are complex, cutting-edge products that require time spent with customers. In my opinion, the main qualities of a good sales person are their knowledge of the products they are selling and their ability to listen to the customer's needs. It is important to follow the customer's lead, direct him or her to the right product and especially to give the proper information. Fnac Digital customers spend a lot of time in the store and often try the products. I am very keen on photography, and whenever I have a chance, I go to the 'image and sound' shows to see the new products. Our job as sales staff goes beyond selling, as we have an opportunity to made suggestions regarding product displays."



4,946
employees (average number)

5.5 million
visitors per year

The flagship Paris department store

Printemps is one of the leading department stores in Paris through its flagship store on boulevard Haussmann, with 43,000 sq.m. of selling area. Located in a rapidly changing strategic district in the heart of one of Europe's main business areas, it attracts not only domestic but also international customers.

Number of stores and selling area

	2003	
	Number of stores	Selling area (sq.m.)
Directly-operated stores	18	148,465
of which Printemps Haussmann	1	43,150
French affiliates	7	24,874
International affiliates	2	16,200
Total Printemps	**27**	**189,539**

Other subsidiaries

	2003	
	Number of stores	Selling area (sq.m.)
Citadium	1	6,200
Made in Sport	19	4,745
Madelios	1	3,800
Printemps Design (Beaubourg)	1	280

Breakdown of 2003 sales by product category



Accessories 33.8%
Apparel 48.8%
Home 12.7%
Leisure 4.7%

2003 sales of
€919 million

2003 operating margin of
2.8%

Printemps also has four stores in the Paris area and other stores in France's major cities. Printemps has a wide and varied product offering showcasing the major brands, including hundreds on an exclusive basis, through various departments, such as Men's wear, Women's wear, Lingerie, Beauty Care, Home Furnishings and Accessories.

Strategy

For the past three years, Printemps has marketed itself as the undisputed shopping location for Fashion, Beauty Care and Home Furnishings. In 2003, Printemps pursued this strategy, paying closer attention to customer relations, to breaking new ground in terms of products, brands, sales concepts, sales drives and services, and to improving its profitability.

Reallocation of selling area: in order to make the most efficient use of its selling space, Printemps has implemented a major programme to reallocate its selling area. It plans to reassign around 15% of selling area to the most profitable markets such as Fashion, Accessories and Beauty Care and to reduce the space allotted to the least profitable departments, while preserving a typical department store multi-line product range. Between 2001 and 2003, the company expanded the Fashion, Accessories and Beauty Care selling areas by 8%. This also involved the gradual removal of the book and music departments and a reduction in the selling area allotted to Home

40.5%
of sales generated by Printemps Haussmann

40
directly-operated stores

Furnishings. The three-year plan calls for an additional wave of reallocations involving 10,000 sq.m.

Printemps Haussmann renovation: located in a high-potential but highly competitive prime shopping area, the Boulevard Haussmann Printemps store must constantly find new ways to appeal to customers by being both innovative and close to its customers. To that end, since 1999, Printemps has been carrying out a vast modernisation programme, yielding results such as the renovation of "Le Printemps de l'Homme" (Men's department store) in 1999 and 2003 and "Mode Femme" (Women's fashion) in 2000 and 2002, Women's Shoes and the Luxury Goods department in 2001 and 2003 and the new Lingerie department in 2002. This programme continued in 2003 with the rearrangement of Home Furnishings and the opening of a new 4,000 sq.m. Beauty Care department. Under this project, a total of around 95% of the Printemps Haussmann selling area was renovated.

Opening the Beauty Care Department at the Printemps store on Blvd. Haussmann should produce a 40% increase in sales by the Beauty Care segment in two to three years.

Renovation of the Chain: all the stores in the Printemps chain are also gradually being renovated and redesigned. At year-end 2003, around 70% of the Printemps Chain's selling space had been modernised, and the programme will continue in 2004 and 2005. Every year, Printemps invests in renovation and in offering new brands in nearly all its stores.

Improving customer service: Printemps has developed new tools designed to put the customer at the heart of its concerns - training programmes for sales staff, customer satisfaction assessment, developing marketing approaches aimed at customer loyalty and increasing average purchases.

In addition to programmes to increase the appeal of its department stores, Printemps also continues to expand its specialised subsidiaries, Madelios and the Sports Division with Made in Sport and Citadium.





2003 highlights

- **Printemps Haussmann opened the largest Beauty Care department in the world: over 210 brands are presented by theme in an area covering 4,000 sq.m., with one floor dedicated to cosmetics, fragrances and accessories and the second to beauty care and treatment.**
- **The Printemps store in Lille, the chain's largest store outside Paris, was refurbished, along with the expansion of the women's wear department and the creation of a department dedicated to designers, something previously found only at the Haussmann store.**
- **The Madelios store, dedicated entirely to men's wear and located in the Madeleine district in Paris, was refurbished and expanded (from 3,000 to 3,800 sq.m.).**

19,264
employees (average number)

21
catalogues in 18 countries

The world number three in home shopping

Redcats develops a portfolio of 21 home shopping brands, of which six are international, and three complementary distribution channels - catalogues, internet and stores. Each brand represents a specific market positioning based on its identity, with 75% of its products on offer designed by in-house teams to preserve the uniqueness of each catalogue.

Breakdown of 2003 sales by geographical area


Other
25.4%
France
45.7%
United States
28.9%

Breakdown of 2003 sales by company


Service companies
0.1%
La Redoute*
40.7%
Brylane
28.5%
Redcats Nordic
6.9%
Redcats UK
6.6%
Specialised companies
17.2%

*Incl. La Maison de Valérie.

Breakdown of 2003 sales by product category


Other
8.5%
Apparel
62.2%
Household goods
13.5%
Furniture
5.7%
Technology and leisure
6.0%
Other personal accessories
4.1%

2003 sales of
€4,365 million

2003 operating margin of
5.1%

Redcats represents a portfolio of well-known "multi-line" brands such as La Redoute, the leader in France, Ellos, which ranks number one in Scandinavia, and Empire, which ranks number five in Great Britain. It also has high growth potential brands in product categories or well-defined customer targets, such as each of the eight brands distributed by Brylane (the third largest mail-order company in the United States), as well as Cyrillus, Vertbaudet, Somewhere, Daxon, Edmée, Celaia and La Maison de Valérie in France.

Strategy

In terms of further growth, Redcats will focus on the six strategic guidelines listed below:

Further emphasise the unique nature of each of its brands: As a brand manager, Redcats is careful to maintain the unique nature of each brand and to adapt its innovative offering accordingly. For that reason, La Redoute has divided its general catalogue into categories, and Ellos has introduced a special product range for senior citizens.

Improve customer targeting: Redcats introduced special programmes designed to attract new customers and also to better meet the needs of its best customers. The results are highly satisfactory. Redcats brought in 10% more new customers than in 2002, and the order rate from the best cus-

51

e-commerce sites

14.1%

of sales generated on-line in 2003


LA REDOUTE

Redcats successfully combines three selling formats: catalogues, stores and the Internet.

tomers has risen for most brands.

Enhance customer satisfaction: Plans were launched to improve service performance in the call centres, product shipping and availability in order to meet the needs of increasingly demanding customers.

Make greater use of the multi-channel marketing approach: One of Redcats' most resounding successes in this area is the growth in Internet sales. The Internet has become a genuine source of growth, accounting for 14.1% of sales. Aside from the advantages it offers in terms of customer service and attracting new customers, the Internet holds the promise of a profitable sales technology for the future. Furthermore, Redcats continued to expand its store network with the opening in 2003 of four Vertbaudet stores and one Somewhere store.

Develop new product categories: Expanding the product range beyond apparel, namely in the home and home decorating niche, has proved to be a powerful growth driver. In 2002 in Europe, this led to the release of the Vertbaudet "Histoires de chambres" catalogue, the Ellos "Home Linen" catalogue and, in the United States, to a continuation of the Brylane strategy in home decorating with its "Brylane Home" and "Brylane Home Kitchen" catalogues. In 2003, other new catalogues were released, including Daxon UK's "Home", La Redoute's "Solutions Maison" and "Brylane Home Wishes".

Step up the pace of international growth: Redcats is backed by the power of its French brands (La Redoute, Daxon and Vertbaudet), which posted an increase of over 10% in international sales in 2003, and by the steady growth of Ellos and Josefssons in Scandinavia.

2003 highlights

- **Redcats reinforced its purchasing network with the opening of offices in China, Bangladesh and Turkey.**
- **New catalogues were launched: La Redoute "Solutions Maison", Brylane "Brylane Home Wishes" and Ellos "Nuova".**



CHANTAL CACHERA
Creative Director, Redcats

Catalogues are the brand's shop windows

"I manage a team of twenty people, made up of artistic directors, layout artists and editorial designers that work together in the design of the catalogues of three of the Redcats specialised brands; namely Vertbaudet, Cyrillus and Somewhere. For the past eight years, I have also been artistic director for the Vertbaudet brand. Designing a catalogue involves showcasing the collections and enhancing the concept and image of each brand. For each of them, we produce two main catalogues a year as well as specialised catalogues. We work on two seasons at once, well upstream of the buying season for the season concerned. As such, this means creating the winter catalogue and designing the spring/summer catalogue at the same time. The design process takes four months. Because most of our photo spreads are shot outside, the weather is not to be underestimated. There is a genuine sharing of information between the three brands so as to optimise castings for models and find the best locations for photo shoots. But at the same time, we have to maintain a clear distinction amongst the different brands, which have different market niches with different targets, each with its own style and image."

15,710
employees (average number)

3%
of 2003 sales generated on-line

The leading specialised retailer of cultural and leisure products

Since its establishment in 1954, Fnac has gradually become one of the leading companies in its sector through strong brand recognition and its unique position on the market. It provides in the same space an unmatched variety of cultural products (books, music and ticket office) and technical products (PCs, TVs and stereos).

Number of directly-operated stores and selling area

	2003
France	67
Belgium	6
Spain	9
Portugal	7
Brazil	4
Taiwan*	6
Italy	5
Switzerland	4
International	41
Total number of stores	108
Selling area (sq.m.)	243,590
Fnac Service	144
Fnac Junior	23
Surcouf	4

*In joint-venture.

Breakdown of 2003 sales by product category



Games 2.6%
Records 23.5%
TV-Video 5.8%
Books 18.5%
Hifi 5.7%
Photography 10.2%
Personal computer 33.7%

Breakdown of 2003 sales by geographical area



Switzerland 2.1%
Italy 1.9%
Brazil 1.0%
France 78.5%
Portugal 4.7%
Belgium 4.7%
Spain 7.1%

2003 sales of
€3,812 million

2003 operating margin of
3.5%

Fnac distributes its products via its 108 stores located in the downtown areas of major cities and via its website *fnac.com*.

Fnac is an unusual company. Its role as a major force in the arts, the know-how of its salespeople and their independence with respect to suppliers, the appeal of its stores thanks to a wide selection and an unequalled product offering, and its commitments set it apart from other companies.

Fnac has also developed innovative concepts tailored to the increasingly focused needs of consumers. Fnac Junior stores, dedicated to children under age 12, Eveil & Jeux, the leading French mail-order company selling games and toys, Surcouf, a large Paris computer hardware store and Fnac Digitale, a store specialised in new digital technologies. It includes 144 Fnac Service photo sales and processing outlets.

Strategy

Faced with a complex environment, fierce competition and increasingly demanding customers, Fnac has produced a three-year strategic plan called "Mad about Fnac". It focuses on six major areas:

Improving store dynamism in France: As the leader in France, Fnac will further strengthen its market share, thanks to greater use of its sales staff to assist customers, providing in-house training and incentives and making staff more available to customers. It will also emphasise improving the appeal of its stores through an enhanced product range, greater product

15 million
customers per year in France

10.5 million
tickets sold in 2003
(France, Belgium and Switzerland)



Fnac is a business that has successfully exported its concept outside France. In 2003, it had 41 stores located in seven countries.

availability, more affordable products in clearer, more convenient stores and, starting in 2004, a change in store concept.

Continuing to target global market share: In countries where it has a long-standing presence, such as Spain, Portugal and Belgium, Fnac's goal is to boost its leading position even further by adding more stores. In countries where its presence is more recent (Italy, Switzerland, Brazil and Taiwan), Fnac plans to step up the pace of store openings in order to breakeven and become more widely recognised. Fnac plans to open 19 stores outside France in three years.

Boosting its leading position on the Web: Its *fnac.com* website is the leading website in France in terms of number of hits and pages viewed. To boost its leading position, Fnac plans to step up sales of physical items on the Internet, while continuing to seek complementarity among on line and store sales within the boundaries of profitability criteria. Fnac also aims to become a major player in on line downloading by introducing a new multi-channel digital music downloading platform in France in 2004.

Ensuring the development of subsidiaries: The development of specialised stores is key for Fnac, which now has plans to change Surcouf into a national company, to reposition Fnac Service in digital products and to become the reference brand for educational items for families in stores and via mail-order sales with the Children's division (Fnac Junior and Eveil & Jeux).

Affirming Fnac's identity and values: Fnac enjoys exceptional recognition because it has been a driving force in culture over the past fifty years and because it has a different way of doing business. In 2004, for its fiftieth anniversary, Fnac will have an opportunity to repeat its advertising message, reflecting both its cultural and commercial dimension.

Developing a human resources policy at the heart of Fnac's strategy: A project based on learning through experience, Fnac offers highly-developed training services and a genuine programme of in-house mobility which promotes the loyalty of its employees.


fnac

2003 highlights

- The pursuit of its growth strategy in France with the opening of three stores – in Chartres, Grenoble and Evry (in the Paris area) – the transfer and expansion of the Bordeaux store, now the largest store outside the Paris area with 5,000 sq.m. of selling area, and the 1,700 sq.m. extension to the Forum des Halles store in Paris, the store which boasts the highest sales.
- Strengthening of its positions abroad with five new stores opened in Brazil (Sao Paulo), Switzerland (Freiberg), Italy (Naples), Portugal (Porto), and Spain (Marbella).

Conforama

12,043
employees (average number)

234
stores of which
50 outside France


Con

The world number two for household goods

Conforama has developed a unique and effective distribution concept. It provides all the products needed for the home under one roof - traditional and contemporary furniture, electrical and home appliances, home furnishings and accessories. Its concept is based on a multi-product, multi-style discount line, immediate product availability and a permanent promotions policy.

Number of directly-operated stores and selling area

	2003
France	137
Italy	18
Spain	11
Switzerland	9
Portugal	5
Poland	3
Luxembourg	1
Croatia	3
International	**50**
Total number of stores	**187**
Selling area (sq.m.)	**773,415**

2003 sales of
€2,948 million

2003 operating margin of
7.5%

Breakdown of 2003 sales by product category


Other
9.6%
Furniture
46.4%
Brown and grey goods
20.8%
Other household equipment
7.1%
Electrical appliance
16.1%

Breakdown of 2003 sales by geographical area


Other countries*
5.4%
Switzerland
7.8%
France
66.2%
Italy and Croatia
20.6%

*Spain, Portugal, Luxembourg, Poland.

Conforama covers all of France, with 137 directly-operated stores and 47 affiliated stores located in commercial areas. Conforama is also an internationally recognised concept, with stores in Italy, Switzerland, Spain, Portugal, Croatia, Poland and Luxembourg.

Strategy

To gain additional market share and to better meet the new needs of consumers, Conforama is relying on the following major growth drivers.

Redynamisation of the Conforama image: In the face of an increasingly competitive market combined with increasingly demanding customers, Conforama decided to change its concept while remaining faithful to its fundamentals. This led to a change in its store concept, with product displays by category and a new store layout for customers, the creation of a new visual identity and the launch of a new cat-

1 out of 3 beds
bought at Conforama
in France in 2003

7.1 million
French households bought articles
at Conforama in 2003



Conforama has decided to upgrade its store concept with the introduction of a customer browsing area and product displays by category, backed by a new visual identity.

alogue with over ten million copies published. With this new store concept, the company expects to boost its image significantly and considerably increase sales in the new stores.

Increased presence around the world: Exporting the concept outside France is a key growth driver for Conforama, which is a leader in its domestic market. Expanding globally means boosting its presence in existing countries. Spain and Italy are the two priority markets with exceptional growth potential. In Spain, Conforama plans for a total of 60 stores in the future compared with 11 in 2003 and 77 Conforama and Emmezeta stores in Italy compared with 21 in 2003. Emmezeta's concept throughout Italy is different from the Conforama concept. The Italian subsidiary is planning to open an initial store in 2004 to test the concept and the Conforama trade name in Italy.

Supply chain improvements: Reflecting its global expansion, Conforama reorganised its purchasing function, introducing a new international purchasing office. Four offices were opened in 2003 in India, France, Italy and Poland, in addition to existing offices in Switzerland and China. The main responsibilities of the Purchasing office are to group together volumes, diversify supply sources from a geographical standpoint, streamline the number of suppliers and reorganise purchasing logistics. This new centre should better meet the needs of stores, with access to a wider variety of products and improved purchasing terms.

2003 highlights

- **The company launched its new visual identity in 2003, a new advertising message in France with the release of a new catalogue and a new store concept deployed in 2003 across 13 renovated stores in France.**
- **Conforama boosted its presence in Europe with seven store openings, including four "new format" Conforama stores representing the new visual identity, opened in Grancia in Switzerland, Pamplona and Oviedo in Spain and Albufeira in Portugal, and three new Emmezeta shopping centres in Padua in Italy and in Osiek and Split in Croatia.**



ELIZABETH BRIAND,
Business Administration Manager, Conforama

Adapting the supply chain

"In Conforama's new international purchasing unit (IHTM), I am in charge of optimizing physical as well as data flows between suppliers and delivery points for all countries in which the brand is present. My chief objective is to cut costs and improve service. For every product family, I seek to improve on packaging, transportation and delivery times. This requires a sound grasp of the manufacturing process and supply chain upstream, as well as of the constraints of the various stores downstream. I find the retail industry especially stimulating and vibrant, and Conforama adds an interesting new dimension to my work. In other words, because it is a discount concept, margins are everything and its multi-product offering means that a supply chain has to be adapted to each product family. In addition, product shipping and storage are somewhat difficult to handle for products that on the whole are voluminous, heavy and cumbersome. I joined Conforama at the time the new IHTM international 'purchasing unit' was established. This move to centralize purchasing had numerous implications for Conforama's organization and working habits. It meant turning our suppliers' and our in-house working methods upside down. Managing this change has been and remains a genuine challenge for me."

CFAO

9,892
employees (average number)

26,400
new vehicles sold in 2003

A benchmark brand in Africa and in the French overseas departments and territories

Active in 29 African countries and six French overseas departments and territories, CFAO is a leader in its core businesses - automobile and pharmaceutical distribution. Since 2002, CFAO has also been engaged in the distribution of new communications and information technology, with a specialised unit, CFAO Technologies.

Breakdown of 2003 sales by sector of activity



Technology
5%
Automobile
50%
Industries and Trading
14%
Eurapharma
(Pharmaceuticals)
31%

Breakdown of 2003 economic* sales by geographical area



France
(export)
6%
French-speaking
sub-Saharan
Africa
42%
North Africa
10%
French overseas
territories and
Indian Ocean
29%
English-speaking
sub-Saharan Africa
13%

*Including compagnies accounted for by the equity method.

Exclusive distributor of the major car manufacturers: Toyota, Peugeot, Nissan, Renault, Mitsubishi, General Motors, Renault Trucks, Mercedes...

2003 sales of
€1,718 million

2003 operating margin of
9%

In each of its businesses, CFAO offers its customers, two thirds of whom are individuals, products and services that comply with international quality standards.

Strategy

Over the past five years, CFAO has pursued its development towards Eastern Africa and Mediterranean Africa, with the creation of 10 new companies and the acquisition of 14 companies in 11 new countries, including Kenya, Tanzania, Morocco, Zambia, Algeria, the Democratic Republic of the Congo and Egypt. Mediterranean Africa offers particularly strong growth potential: its markets are the largest on the continent, it has a modern infrastructure, and it has a special relationship with Europe, especially France. The development strategy of CFAO's three main businesses focuses on the following points:

Network development and increased market share for the leading automobile distributor: With an already substantial market share in West Africa as well as East and Central Africa, CFAO is counting on the vitality of North Africa as a further growth driver. Established in Algeria since 2000 with the General Motors brands (Opel, Chevrolet and Isuzu), CFAO has created one of the country's first networks. In Morocco, where CFAO bought Isuzu Maroc, it is aiming for a 5% market share by 2005. In each of its automobile subsidiaries, CFAO is continuing to apply its policy of differentiation in order to strengthen its

12,000
pharmacist customers delivered every year

23
new countries or areas in 10 years

position of leading automobile distributor in its region.

Development of services offered to laboratories and pharmacies in pharmaceutical distribution: For the past three years, Eurapharma has focused its strategy on expanding its service offering, upstream and downstream of pharmaceutical retailing. In 2000, after the establishment of E.P.DIS, a platform for outsourcing the laboratory export function, Eurapharma stepped up its growth in pharmaceutical promotional activities (DEPHI) and medical promotion (Ethica). To supplement this system, Eurapharma introduced Euralab, in 2003. This operating pharmaceutical laboratory buys the marketing rights from other laboratories for products those companies are planning to stop selling in Africa.

Development of the network and expansion of the service offering in new communications and information technologies: CFAO Technologies offers its customers - corporations and government agencies - a full range of items in communications and information technology, from maintenance assistance to installation and implementation. As a distributor for major companies (IBM, Cisco, Motorola, Lexmark, Sharp, etc.), CFAO Technologies is structured around three divisions - Solutions (Information systems, Telecommunications and Networks), Equipment (elevators, security), and Products (Office automation, air-conditioning).

With its eight subsidiaries, CFAO Technologies offers its products in 17 countries of Africa, and pools its most cutting-edge skills from country to country.


CFAO TECHNOLOGIES
Intégrateur de solutions
Vous avez une vision
solutions

2003 highlights

- Automobiles: acquisition of Isuzu Morocco and launch of Chevrolet (General Motors) in Algeria.
- Pharmaceuticals: opening of a new main warehouse in Obour, north of Cairo, with its Egyptian subsidiary Ibn Sina Laborex, Eurapharma.
- Ongoing development of CFAO Technologies with an expansion into five new countries (Senegal, Cameroun, Gabon, Mali, Burkina Faso), raising the total number of countries where it is present to eight.



ALAIN CARO
Logistics Manager, CFAO

Customized supply chain management

"At CFAO, logistics are especially complex for several reasons: the diverse origins of our products (we buy everywhere); the diversity of our product offering, which ranges from cars to elevators, computers, wood for construction, and motorcycles to drugs; our 35 beneficiary countries that are small markets, which means we have to consolidate our flows in order to take advantage of size effects. The main challenge is adapting the supply chain to the different products and to the different countries according to their geographical location (i.e. whether or not they are coastal or landlocked countries) as well as their political situation and climate. We must constantly adjust to all constraints. For construction companies, CFAO is a major customer because it is one of the only entities that can guarantee safe deliveries in Africa owing to its knowledge of the area. CFAO sees to it that all products are shipped safely. Our main goal is to offer all our customers the same quality standards, as close as possible to the best standards worldwide."

22,140
employees (average number)

2 million sq.m.
of selling area

World leader in distribution of electrical equipment

Rexel plays a crucial role in relations between manufacturers and professionals in the construction, maintenance and renovation business, offering its customers (electrical contractors, major accounts or small or mid-sized businesses in the residential, industrial and services markets) services tailored to their needs.

Breakdown of 2003 sales by product category


Industrial equipment 7%
White and brown goods 2%
Tools 2%
Security and communication 7%
Lighting 16%
Wires, ducts and cables 23%
Domestic equipment 43%

Breakdown of 2003 sales by geographical area


Pacific Asia 7%
Europe (excl. France) 28%
Americas 36.8%
France 28.2%

1,700
outlets worldwide

2003 sales of
€6,658 million

2003 operating margin of
3.7%

In addition to its extensive offering in installation equipment, lighting, air conditioning, security, pipes and wiring, Rexel provides genuine added value in terms of overall service and technical expertise.

With the plan to dispose of Rexel, the strategic shift aimed at focusing Pinault-Printemps-Redoute on activities centred on the individual customer will be complete.

Strategy

In addition to taking steps to reorganise and adjust to the economic climate, Rexel succeeded in consolidating its market share in 2003, posting significant earnings, thanks to the responsiveness and expertise of its staff. In 2004, Rexel is continuing to pursue its overall strategy aimed at improving margins and enhancing its market share as a leading global company. It has selected the following areas for growth:

Enhanced coverage: Rexel hopes to increase its market share with small and medium-sized installers and in the residential markets - both drivers of growth. In terms of market share, Rexel is expanding in areas where it is already active and is targeting local market shares of over 20%. It hopes to consolidate its still moderate market share in some European countries and high-potential regions of the United States and to achieve greater market penetration in high-growth areas such as Eastern Europe, South Asia and China, using methods such as targeted acquisitions for external growth.

220,000 sq.m.
of logistical area

More than 1.2 million
of references sold

100,000
new references per year

2003 highlights

- Consolidation of market share and major restructuring aimed at improving profit margins through cost cutting, adapting logistics, and changing information systems.
- Renewed emphasis on the sales drive, which will become fully effective in 2004.
- Rexel sold its three specialised electronic securities businesses, Gardiner Group, Stentorius and JLD to the Electra Partners investment fund for €112 million as part of its goal of focusing capital employed on its core business as an electrical equipment distributor.
- Capital increase of €417 million to reinforce development capacities and the financial structure.



Rexel is active on a regional and international scale, with nearly 1,700 outlets worldwide.

Customer-focused products and services: Adapting its products and services offering to the special needs of the different markets is a major driver of growth for Rexel. To that end, it is developing closer partnerships with its suppliers and a more selective products approach with high value-added products, such as lighting, security and data communications.

Adapting logistics to local environments: The geographical and commercial features of countries call for a local approach by logistics units. In the United Kingdom, the national centre was closed in 2003 for redeployment in regional centres which reported to the head agencies. The ongoing job of optimising the logistics network continues in accordance with territorial requirements.

At the same time, the job of integrating information systems and their interoperability continued, in France and the United States, in particular.

Development of human resources: Initiated in 2003, the move to streamline the Rexel structure calls for local management and brings the customer into the core of the group. Rexel, through its schools and special training programmes, seeks to bolster the managerial and technical ability of its employees in a process of continuous improvement.

Quality of life and
happiness top the list,
but consumers
are concerned more
than ever with

**consumption
as a meaningful act.**




TÉLÉPHONIE MOBILE
ASSISTANTS PERSONNELS
NIVEAU 1
MICRO INFORMATIQUE
LOGITHEQUE
ESPACE MAC
NIVEAU

COMMITMENTS

102,381
employees around the world



To build team spirit and to enlist the support of the workforce as a whole, a sixth attitude ("succeeding together") was added to the five attitudes of the Group:

- **Seeing clearly,**
- **Speaking honestly,**
- **Taking ambition to the highest level,**
- **Mastering complexity,**
- **Having the sense of the time.**



72%
of employees feel they were integrated quickly into the company

63%
feel that "the more I work in my company, the more integrated I feel"

Pinault-Printemps-Redoute and its employees

In the products and services sales and distribution business in which the Group is engaged, the personal and professional qualities of the men and women in the Pinault-Printemps-Redoute group have a direct impact on financial performance. In the final analysis, satisfied, hence loyal customers and dependable, motivated suppliers are the most likely to lead to constructive, lasting relationships.

2003 proved particularly rewarding in terms of human resources. The year saw the completion of the job begun in 2001 of defining the Code of Business Practices designed to reaffirm and extend the Group's Ethics Charter, which the companies in the Group have been applying since 1996. A sixth attitude, "succeeding together" was added to the five Pinault-Printemps-Redoute attitudes, "seeing clearly, speaking honestly, taking ambition to the highest level, mastering complexity and having the sense of the time". Lastly, in 2003, Pinault-Printemps-Redoute conducted its second employee opinion survey.

Employment: recruitment, mobility and relocation

The Group's hiring policy is based on such factors as participation in student forums (nearly 30 in 2003) and its website *pprjob.com*, which in 2003 received an average of 4,000 applications per month. Its ability to help employees grow into different positions within the different stores is one of the assets of a major international company such as Pinault-Printemps-Redoute. In France, Pinault-Printemps-Redoute employees have information sheets on the Group's businesses, which are posted on line on Moovenet, a website devoted to human resources. They can also talk to a representative in their company who advises them on career decisions. For managers (executives and supervisors), a complete system called Moove lists job openings in a monthly newsletter and on the Intranet via Moovenet, with freedom and confidentiality guaranteed for all applicants. Since October 1, 2003, French employees have had access through Moovenet to a database shared by all the brands in the Group. There are plans to expand this tool globally by 2005.

As part of its expansion effort, it is important for Pinault-Printemps-Redoute to build up international experience amongst its staff members. To that end, international mobility is strongly encouraged. As of the end of August 2003, 302 of the Group's employees had benefited from this international mobility policy. A job coordination system was created in the Group in 1999. Made up of human resources representatives from each company, it helped over 40% of those employees affected by job changes (job reconfigurations or layoffs related to internal restructuring or to business wind-ups) either inside or outside the Group.

Career management: integration, training and career development, equal opportunity

In order to make it easier for young new employees to become part of the company, Pinault-Printemps-Redoute has introduced "Between Us" Days, a seminar designed to teach young managers about the Group and to promote dialogue amongst them. This helps to develop the in-house network

To respect everyone

The Code of Business Practices meets the need to set forth a few clear principles in order to guide the behaviour of the Group's employees with respect to everyone they deal with, in an increasingly fast-paced environment. Respect for customers, meeting suppliers' requirements, and behaviour with respect to gifts and other in-kind benefits, environmental responsibility, and local integration are the main topics covered. A network of ethics representatives in each company as well as a Committee for Ethics and Social and Environmental Responsibility are in charge of enforcing this Code at the Group level. It will be introduced gradually starting in 2004.

872
employees were promoted to managerial positions in 2003

and to teach new employees about the various Pinault-Printemps-Redoute business lines. Since 1997, also, the Group's Agora induction days have brought together over 3,000 managers. In addition, special days are included in these programmes for new employees in each company in the Group.
With the UniverCité, created in 1998, the Group contributes directly to the training of its senior executives and those of the brands. A total of 1,370 managers have already participated in training programmes taught by over 110 experts. The UniverCité offers a range of special curricula with training sessions in management, finance, marketing, purchasing, project management (Uknow), special seminars for young executives (Unext) and lecture series (Umap). There are plans to expand the curriculum with the creation of a managerial skills Development Centre, which will help to better assess the skills and talents of managers, and to fine-tune their career focus and choice of careers.
Pinault-Printemps-Redoute continues to pay close attention to the role the business is called upon to play as "corporate ladder" for the most motivated and deserving of its employees. Hence, within the Group as a whole, 69% of the workforce received training. A total of 872 non-managerial employees were promoted to manager during the year.
Women make up 48% of the Group's workforce and now

"What's the weather like?"

The second employee opinion survey entitled "What's the weather like ?" involved over 77,000 employees in 2003. Over 50,000 questionnaires were returned, representing an answer rate of 65%. This high answer rate demonstrates that the employees of Pinault-Printemps-Redoute view this survey as a reliable tool for expressing their opinion, and it also reflects interest in the Group.



69%
of the employees trained are not managers

90%
of employment contracts are open-ended contracts

37% of those women are in managerial positions, 1.4 points above 2001. This positive trend is now reflected in the parity between the number of women promoted to manager and the percentage of women in the total workforce, which is 48% in both cases.



PINAULT PRINTEMPS-REDOUTE

The Group's 200 senior executives participate in the Leadership Days event, held twice a year.

Breakdown of 2003 employees by geographical area



Oceania 2%
South America 1%
Asia 3%
Africa 9%
North America 12%
Europe (excl. France) 25%
France 48%



Agora

With the Agora induction seminars, young managers acquire a thorough knowledge of the Group.

Pinault-Printemps-Redoute is active on five continents with a workforce of 102,381 employees, including 81,070 employees of the "New PPR" and 21,311 for Rexel. Changes in the workforce over the next five years will stem from the Group's expansion in Asia, in Europe (excluding France), and, to a lesser extent, in Africa, with the increased presence of CFAO in the Mediterranean basin, and in South America with the opening of new Fnac stores in Brazil.



n°160
MOBILITY REVIEWS
Les réseaux RH des mobilités



2003
Quel temps fait-il chez nous ?

With Moove, managers can learn about job openings in the Group every month.

€770,000
in three years thanks to sorting and recycling

Pinault-Printemps-Redoute and the environment

Relationships with suppliers

In order to optimise the management of the companies' relationships with their suppliers, the Group has applied a policy since 2001 based on four complementary components:

The Supplier Charter

Inspired by the main conventions of the International Labour Organisation and distributed to all its suppliers of company brands starting in 2002, this Charter spells out the Group's principles (e.g., prohibiting labour by children below the age of 15 and prohibiting forced labour). The Charter lays out the conditions for establishing a lasting relationship with our suppliers.

Self-evaluation questionnaire

This is sent out with the Charter, and suppliers are asked to answer a series of questions in detail on each of its principles and to agree to abide by them.

Dedicated purchasing offices

Redcats, Conforama and Rexel have established dedicated offices in countries where their purchasing activities have expanded in order to guarantee product quality and to ensure that suppliers comply with the Charter. Redcats has offices in Bangladesh, China, India and Turkey.

Corporate compliance audits

In 2003, the Group conducted 123 social audits of its suppliers. These audits, which were conducted by three outside firms, served to verify compliance with the principles of the Charter. Where applicable, audit reports are followed by corrective action plans designed in cooperation with the brands and their suppliers, along with a timetable for implementation.

Taking environmental impact into account

While the companies of Pinault-Printemps-Redoute have by nature only a moderate impact on the environment compared with the impact of traditional industries, the size of the Group sometimes has a relatively large environmental impact, as for example in the area of transport. Therefore, several of them have taken substantial steps to take this impact into consideration and to reduce it.

Waste management

Since 1996, Conforama has gradually streamlined the management and equipment of stores for waste processing and recycling. Today, all the stores, depending on their size, are equipped with one or two compactors to recycle cardboard, plastic and wood. Several dump trucks are used to sort scrap, inert waste and electrical and electronic waste.

Water and energy consumption

While water consumption remains low, energy consumption, related mainly to lighting the stores, is a major area in need of improvement by Pinault-Printemps-Redoute. Printemps has introduced a major programme to replace energy equipment by high energy performance devices, both for lighting (mainly with low consumption bulbs) and for air conditioning.

Consumption of raw materials

The paper used in items such as Redcats and Conforama catalogues is the raw material consumed the most by the Group. In addition to reducing the weight of the catalogues, the Group verifies on the origin of the woods used to manufacture the paper, and the environmental impact stemming from production of the paper by paper manufacturers. A survey conducted in 2002 and 2003 with all its suppliers shows that 100% of them are ISO 14001-certified and 85% also have

A 17% reduction

in the weight of Redcats catalogues in France since 1998

Over 2,000

technical items are tested every year in the Fnac test laboratory

EMAS certification, that 100% of the paper used by Pinault-Printemps-Redoute for its catalogues is chlorine-free (ECF or TCF standards in Scandinavia) and that over half the paper purchased by the Group in Europe comes from FSC (Forest Stewardship Council) or PEFC (Pan-European Forest Council) - certified forests, which is above the 33% average for the sector in Europe.

Transport

In order to reduce the number of kilometres driven every year by its trucks to produce its catalogues in Europe, Redcats developed a global approach involving all the manufacturing stages (purchasing, printing, manufacturing, binding and delivery), thereby reducing travel by 6% or 150,000 kilometres in 2003, with an objective of another 6% in 2004. Conforama also carried out two projects, leading to a significant reduction in CO_2 with the shipping of its products by train between Milan and Lyon, the headquarters of its largest merchandise warehouse, and the use of river transport between Marseille and Lyon. In all 1,185 tons of CO_2 were avoided as compared with equivalent highway transport.





Printemps has introduced a major energy equipment replacement programme in order to obtain high-performance energy devices.

50% of the paper used is now provided by certified forests. The goal is to achieve 65% by the year 2007.



€2.8 million
raised in 2003 by SolidarCité for its partner associations

Pinault-Printemps-Redoute and the Community

From Redcats and its tradition of solidarity among the "people of the North" to Fnac with its "genetic heritage" of support to the community, Pinault-Printemps-Redoute has a unique cultural melting pot in order to support and expand its commitments to society.

SolidarCité and integration: a reality in the making

By deciding to "trust the community-based initiatives of its employees," in July 2001, the Group created a non-profit organisation under the law of 1901, SolidarCité, in order to promote and support projects in the public interest. Managed by a dedicated staff at the Pinault-Printemps-Redoute head office, this association has served as a vehicle for the Group and its companies to step up their involvement in community programmes. The purpose of the association is to seek volunteers and to provide assistance and counselling to all employees who wish to contribute individually. The association sponsored 40 projects in 2003. In two and a half years, SolidarCité moved towards the theme of social integration.

Integration through employment and social cohesion

In early 2003, SolidarCité decided to join forces with Vitamine T to carry out partnership projects to develop temporary work through Janus SA, a company specialising in finding work for persons on the fringes of society. Over 250 people (young people from underprivileged suburbs, minimum wage-earners, etc.) were able to work at Fnac or Redcats or other specialised companies. Several of those people have been hired since then.

Community integration

SolidarCité Redcats contributes generously to the staffing of the Social Centre in Alma, one of the most difficult areas of Roubaix with a project to support the schools and neighbourhood associations. In 2003, it provided financial assistance through some twenty employees involved in the project, in creating a multi-media centre for adults and children.

SolidarCité Week

Held in June 2003 in all the Group's companies, this SolidarCité Week involved the assistance of 4,000 employees through fairs, junk sales, raffles, fund-raising and athletic events. The €200,000 raised were used to take 3,845 children on holidays in France with Secours Populaire as part of its "Oubliés des vacances" ("Left out of holidays") programme. A total of 1,155 children were enrolled in school with UNHCR, the UN High Commission for Refugees.

Solidarity: when the companies lend their support

In addition to the action by SolidarCité and the employees of the Group, several companies have taken steps to become involved in high-profile projects to demonstrate their social commitment.

Redcats, Baptiste the bear cub and Sister Emmanuelle

The meeting between Redcats senior executives and Sister Emmanuelle took the form of a bear cub named Baptiste. Introduced in the La Redoute catalogue in 2003, half of its price (€20) goes to ASMAE, the Sister Emmanuelle Association. Thanks to the funds raised (€462,000), the number of children enrolled in reading classes in India nearly tripled, from 4,500 to over 11,500.

Fnac and the fight against childhood illiteracy

Fnac has made the fight against childhood illiteracy a priority for the next five years. A genuine prevention plan has been drawn up for 2004-2008 including the

180 students

in 16 African countries are studying under secondary school scholarships provided by CFAO for its employees



sponsorship of two associations: AFEV (the Association of the Student Foundation for the City), which has a network of volunteer students taking charge of children failing in school, and APFEE (the Association for an Efficient School), which has developed a system to prevent early failures and which now helps nearly 9,000 children throughout France. From 3 to 6 December, around €126,000 were paid into these two associations, by contributing 50 cents for each children's book sold during that period.



For over two years, Redcats has been involved in projects with the Sister Emmanuelle Association.

CFAO and the fight against AIDS

CFAO, which has a long-established presence in Africa, has decided to implement a tailored and well thought-out AIDS health strategy for the group's 7,500 employees located on that continent. The program is broken down into two phases; employee information, education and preventing infection, on the one hand, and access to confidential and voluntary testing and treatment of the illness, on the other hand.

SolidarCité consists of three full-time employees, over 450 regular volunteers and several dozen permanent partnerships.

Nearly 160,000
individual shareholders

Pinault-Printemps-Redoute and its shareholders

Pinault-Printemps-Redoute strives to disseminate transparent financial information. Its actions are targeted and customised in order to offer different audiences in the financial community messages suited to their respective needs, in accordance with the recommendations of the French Financial Markets Authority (AMF) in terms of equal access to information.

Individual shareholders

Many resources are used to provide information on the Group and its stock, as listed below:

- The Reference document, filed on 16 March with the French Financial Markets Authority (AMF) under number D.04-0264.
- The "Letter to Shareholders", published twice a year.
- The financial advertisements published in the press.
- The website *www.pprfinance.com* with a section devoted exclusively to shareholders.

Site visits to learn about the Group from the inside

Since 2000, Pinault-Printemps-Redoute has offered its shareholders an opportunity to better acquaint themselves with the companies by means of site visits held every year. Reserved for individual shareholders, these visits take them behind the scenes of the company, where they meet with the men and women that make up the wealth of the Group.

In 2003, around 160 shareholders participated in seven visits held at the following locations:

- The new Conforama store located in Colombes (Paris area),
- The warehouse for preparing orders for the Daxon, Edmée de Roubaix (Redcats) catalogues located in Leers
- The Redcats La Martinoire logistics centre in Roubaix
- The Fnac Junior store in Lille.

In 2004, the Group already has plans to arrange visits of the Fnac test laboratory and the Printemps Beauty Care Department in Paris.

Agenda for 2004

• First quarter sales	April 20, 2004
• Annual general meeting	May 25, 2004
• Second quarter sales	July 20, 2004
• Half-year results 2004	September 2, 2004
• Third quarter sales	October 19, 2004



Nearly 10 site visits

held every year for individual shareholders





Over 1,000 shareholders attended the Group's Annual Meeting in 2003.



PINAULT
PRINTEMPS-REDOUTE
RESULTATS ANNUELS 2003



LETTER TO SHAREHOLDERS
PURSUIT OF THE STRATEGIC SHIFT UNDER EXCELLENT TERMS

The Financial advertisements and the "Letter to Shareholders" are two resources available to shareholders.

The financial community

The Group has a close relationship with the French and international financial community. It meets with every investor or analyst who requests it. It attempts to keep them informed of the progress of its business, its strategy and its prospects. When quarterly sales figures are announced, Pinault-Printemps-Redoute holds conference calls and organises major presentations when releasing annual and half-year results. It helps financial analysts to learn about the Group's businesses in depth, through special workshops. In 2003, these thematic workshops gave analysts a closer look at the worlds of Gucci, Redcats and Conforama. Pinault-Printemps-Redoute also participates regularly in industry conferences held by the major banks. It goes out to meet investors during road shows held in major financial centres. Hence in 2003, aside from numerous meetings in Paris, management travelled in Europe (London, Milan, Frankfurt), to the United States (the East and West coasts) and Japan (Tokyo) to present the Group to investors.



Brand developers

The personal and professional qualities of the men and women working for the companies in the Group have a direct impact on the Group's financial performance.


Citadium, Paris (France)


Gucci, Florence (Italy)

Careers based on integration, training, and prospects for advancement.


Fnac, Fribourg (Switzerland)


Gucci, Florence (Italy)


Madelios, Paris (France)


Gucci, Florence (Italy)


Printemps Haussmann, Paris (France)





Emmezeta, Catania (Italy)

Building up an international workforce is a major factor in the Group's expansion strategy.



Fnac Digitale, Paris (France)


CAISSES
KASSEN

Fnac, Fribourg (Switzerland)



Emmezeta, Catania (Italy)



Fnac, Grenoble (France)



Conforama, Oviedo (Spain)



Conforama, Oviedo (Spain)

Consolidated income statement

for the years ended December 31, 2003, 2002 and 2001

(in € million)	2003	2002	2001
Net sales	**24,360.8**	**27,375.4**	**27,798.5**
Cost of sales	(15,178.9)	(16,785.6)	(17,170.8)
Gross margin	**9,181.9**	**10,589.8**	**10,627.7**
Payroll expenses	(3,503.8)	(3,863.5)	(3,754.1)
Other operating income and expenses	(3,924.9)	(4,444.5)	(4,456.8)
EBITDA	**1,753.2**	**2,281.8**	**2,416.8**
Depreciation and amortisation	(456.4)	(454.9)	(438.5)
Operating income	**1,296.8**	**1,826.9**	**1,978.3**
Net financial expenses	(313.6)	(414.6)	(417.8)
Income from ordinary activities before taxes	**983.2**	**1,412.3**	**1,560.5**
Non-recurring items	(31.0)	1,278.0	(33.0)
Income taxes	(143.0)	(705.7)	(291.7)
Net income of consolidated companies	**809.2**	**1,984.6**	**1,235.8**
Share in earnings of equity affiliates	54.9	(5.8)	6.6
Amortisation of goodwill	(119.3)	(234.3)	(149.0)
Net income before minority interests	**744.8**	**1,744.5**	**1,093.4**
Minority interests	100.2	155.3	340.7
Attributable net income[1]	**644.6**	**1,589.2**	**752.7**
Earnings per share (in euros)	5.34	13.04	6.32
Fully diluted earnings per share (in euros)	5.08	12.58	6.21

[1] Before net non-recurring items, attributable net income and earnings per share are as follows:

	2003	2002	2001
Attribuable net income	573.6	672.2	774.0
Earnings per share (in euro)	4.75	5.52	6.50
Fully diluted earnings per share (in euro)	4.54	5.37	6.38

Consolidated balance sheet

at December 31, 2003, 2002 and 2001

Assets (in € million)	2003	2002	2001
Fixed assets			
Goodwill	3,356.0	4,216.1	5,291.9
Other intangible assets	7,104.5	6,639.3	6,496.1
Property, plant and equipment	2,668.2	2,774.0	2,669.7
Long-term investments			
Investments in equity affiliates	171.6	207.3	76.6
Non consolidated investments	83.9	128.7	151.9
Other investments [1]	180.5	223.5	453.5
	436.0	559.5	682.0
Total fixed assets	13,564.7	14,188.9	15,139.7
Current assets			
Inventories and work-in-progress	3,417.5	3,743.3	3,822.6
Operating receivable [2]	3,168.6	3,514.8	3,778.8
Customer loans [2]	439.9	469.5	5,440.1
Non-operating receivables [2]	979.3	1,093.6	1,088.8
Short term receivables on divestments		1,857.4	-
Marketable securities	2,204.6	3,606.5	3,955.4
Cash	864.8	1,549.6	1,753.8
Total current assets	11,074.7	15,834.7	19,839.5
Total assets	24,639.4	30,023.6	34,979.2
[1] Including due within less than one year:	23.5	68.1	276.3
[2] Including due after more than one year:	305.3	313.3	2,053.9

Liabilities and shareholders' equity (in € million)	2003	2002	2001
Shareholders' equity			
Share capital	489.6	489.6	489.6
Additional paid-in capital	2,164.3	1,787.9	1,787.9
Cumulative translation adjustements	264.7	577.6	838.3
Consolidated reserves	3,336.0	2,024.4	1,823.6
Attributable net income for the year	644.6	1,589.2	752.7
Shareholders' equity - Group share	6,899.2	6,468.7	5,692.1
Minority interests	1,731.5	2,718.6	2,867.9
Consolidated shareholders' equity	8,630.7	9,187.3	8,560.0
Reserves for contingencies			
Retirement and related commitments [1]	166.0	191.0	149.4
Other contingencies [1]	392.8	427.1	660.4
	558.8	618.1	809.8
Liabilities			
Net borrowings excluding customer loans [2]	8,101.2	11,962.3	12,128.0
Financing of customer loans [2]	439.9	469.5	5,421.7
	8,541.1	12,431.8	17,549.7
Operating payables [3]	5,980.3	6,557.6	6,607.3
Customer deposits [3]		-	18.4
Non-operating payables [3]	928.5	1,228.8	1,434.0
	15,449.9	20,218.2	25,609.4
Total liabilities and shareholders' equity	24,639.4	30,023.6	34,979.2
[1] Including due within less than one year:	228.4	306.9	344.2
[2] Including due within less than one year:	3,294.5	4,886.5	8,947.9
[3] Including due after more than one year:	227.3	231.6	139.0

Consolidated cash flow statement

for the years ended December 31, 2003, 2002 and 2001

(in € million)	2003	2002	2001
Net income of consolidated companies	809.2	1,984.6	1,235.8
Dividends received from equity affiliates	4.8	4.1	6.6
Other non cash movements	334.4	(702.0)	205.5
Net cash from operating activities before changes in working capital	**1,148.4**	**1,286.7**	**1,447.9**
Changes in working capital	(130.7)	216.3	360.9
Changes in customer loans	(0.8)	(119.4)	(151.5)
Net cash from operating activities	**1,016.9**	**1,383.6**	**1,657.3**
Acquisitions of tangible and intangible assets	(707.0)	(868.1)	(850.6)
Disposals of tangible and intangible assets	207.2	195.7	265.9
Net operating investments	**(499.8)**	**(672.4)**	**(584.7)**
Net financial investments	167.1	2,516.7	(1,818.7)
Net cash used by investing activities	**(332.7)**	**1,844.3**	**(2,403.4)**
Changes in borrowings	(3,877.3)	(1,072.6)	1,204.3
Capital increase	(376.2)	1.7	503.3
Dividends paid by Pinault-Printemps-Redoute, parent company	(266.7)	(278.4)	(254.3)
Dividends paid to minority interests	(54.6)	(99.6)	(393.1)
Net cash from financing activities	**(4,574.8)**	**(1,448.9)**	**1,060.2**
Impact of treasury stock	22.5	(451.8)	(0.6)
Impact of changes in exchange rates	(76.0)	(22.9)	176.1
Net increase in cash and cash equivalents	**(3,944.1)**	**1,304.3**	**489.6**
Cash and cash equivalents at beginning of the year	**7,013.5**	**5,709.2**	**5,219.6**
Cash and cash equivalents at end of the year	**3,069.4**	**7,013.5**	**5,709.2**
Transactions with no impact on cash and equivalents			
- investments in lease financing operations	91.0	-	22.1

As at December 31, 2002, "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short term receivables on divestments for €1,857.4 million.

Consolidated statement of changes in shareholders' equity

Before income appropriation (in € million)	Number of shares outstanding[1]	Share capital	Additional paid-in capital	Cumulative translation adjustments	Consolidated reserves	Shareholder's equity Group share	Minority interests	Total
As at January 1, 2001	118,779,305	362.2	1,299.8	504.6	2,191.3	4,357.9	3,021.5	7,379.4
Capital Increase/Decrease	3,615,175	127.4	488.1		(113.3)	502.2		502.2
Treasury stock	(370)				(0.1)	(0.1)		(0.1)
Dividends paid					(254.3)	(254.3)	(231.6)	(485.9)
Cumulative translation adjustments				333.7		333.7	100.0	433.7
Net income for the year					752.7	752.7	340.7	1,093.4
Changes in Group structure						-	(362.7)	(362.7)
As at December 31, 2001	122,394,110	489.6	1,787.9	838.3	2,576.3	5,692.1	2,867.9	8,560.0
Capital Increase/Decrease						-		-
Treasury stock	(1,604,245)				(273.5)	(273.5)		(273.5)
Dividends paid					(278.4)	(278.4)	(6.5)	(345.9)
Cumulative translation adjustments				(260.7)		(260.7)	(43.7)	(304.4)
Net income for the year					1,589.2	1,589.2	155.3	1,744.5
Changes in Group structure						-	(193.4)	(193.4)
As at December 31, 2002	120,789,865	489.6	1,787.9	577.6	3,613.6	6,468.7	2,718.6	9,187.3
Capital Increase/Decrease	12,500		0.4			0.4		0.4
Guilbert disposal			376.0			376.0		376.0
Treasury stock						-		-
Dividends paid					(266.7)	(266.7)	(44.1)	(310.8)
Cumulative translation adjustments				(312.9)		(312.9)	(54.3)	(367.2)
Other adjustments [3]					(10.9)	(10.9)		(10.9)
Net income for the year					644.6	644.6	100.2	744.8
Changes in Group structure						-	(988.9)	(988.9)
As at December 31, 2003[2]	120,802,365	489.6	2,164.3	264.7	3,980.6	6,899.2	1,731.5	8,630.7

[1] Par value of shares set at €4 pursuant to the Management Board decision of August 30, 2001.
[2] Number of outstanding shares including treasury stock : 122 406 980.
[3] Change in Pinault-Printemps-Redoute share of Finaref Group's opening shareholders' equity as at January 1, 2003 (39%): in accordance with Article 6 French Accounting Regulations Committee (CRC) directive dated 2002.03, a discount was booked on performing loans subject to the Neiertz renewal plan. This was implemented for the first time on January 1, 2003 with €10.9 million booked under "Retained earnings".

Information by Division

The following information is presented after inter-company sales and adjustments.

(in € million)	Luxury Goods	Retail[1]	Holdings and other	"New PPR"	Rexel	Other activities[2]	**Consolidated Total**
2003							
Net Sales	2,555.5	13,884.8		**16,440.3**	6,654.8	1,265.7	**24,360.8**
Operating income	237.9	754.2	(12.1)	**980.0**	248.0	68.8	**1,296.8**
Operating cash flow	362.8	1,021.7	(10.2)	**1,374.3**	292.7	85.5	**1,752.5**
Net operating investments	(266.8)	(243.6)	28.5	**(481.9)**	(4.5)	(13.4)	**(499.8)**
Operating fixed assets	6,177.8	5,000.0	7.1	**11,184.9**	1,895.8	48.0	**13,128.7**
Operating working capital	626.3	(265.9)	(28.4)	**332.0**	273.8		**605.8**
Customer loans net of deposits				**439.9**			**439.9**
Average number of employees	11,032	62,368	165	**73,565**	22,140	5,074	**100,779**
2002							
Net Sales	2,535.7	13,743.8		**16,279.5**	7,367.3	3,728.6	**27,375.4**
Operating income	308.5	763.5	(12.7)	**1,059.3**	292.0	475.6	**1,826.9**
Operating cash flow	433.9	1,021.4	(9.8)	**1,445.5**	341.1	545.0	**2,331.6**
Net operating investments	(388.6)	(217.6)	22.2	**(584.0)**	(31.3)	(57.1)	**(672.4)**
Operating fixed assets	5,499.8	5,215.5	37.6	**10,752.9**	2,074.7	801.8	**13,629.4**
Operating working capital	544.8	(242.5)	(48.8)	**253.5**	291.0	156.0	**700.5**
Customer loans net of deposits		469.5		**469.5**			**469.5**
Average number of employees	10,459	60,580	162	**71,201**	23,772	13,450	**108,423**
2001							
Net Sales	2,538.3	13,489.2		**16,027.5**	7,952.7	3,818.3	**27,798.5**
Operating income	403.3	728.8	2.6	**1,134.7**	400.1	443.5	**1,978.3**
Operating cash flow	511.3	969.4	6.6	**1,487.3**	451.1	495.3	**2,433.7**
Net operating investments	(304.5)	(347.1)	99.4	**(552.2)**	12.4	(44.9)	**(584.7)**
Operating fixed assets	5,179.3	5,446.8	38.1	**10,664.2**	2,294.9	1,498.6	**14,457.7**
Operating working capital	519.8	(196.4)	(17.1)	**306.3**	481.9	205.9	**994.1**
Customer loans net of deposits		477.6		**477.6**		4,944.1	**5,421.7**
Average number of employees	9,482	58,550	159	**68,191**	25,366	14,014	**107,571**

[1] The Retail division includes Conforama, Fnac, Mobile Planet, Printemps, Redcats, Orcanta, Kadéos, CFAO and the credit and financial activities of Redcats in the UK and in Scandinavia.
[2] As at December 31, 2003, the other activities include Pinault Bois & Matériaux, and the "Contract" activities of Guilbert.
As at December 31, 2002, the other activities include Pinault Bois & Matériaux, Guilbert and the Credit and Financial services activities sold in December 2002.
As at December 31, 2001, the other activities include Pinault Bois & Matériaux, Guilbert and the Credit and Financial services activities sold in December 2002.

Information by geographical area

The following information is based on the countries in which fully consolidated companies are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location.

(in € million)	France	Europe	Americas	Africa	Oceania	Asia	**Consolidated Total**
2003							
Net sales	11,036.1	6,011.8	4,508.5	1,315.1	634.4	854.9	**24,360.8**
Operating income	503.1	300.0	159.5	96.2	45.9	192.1	**1,296.8**
Operating fixed assets	4,880.6	6,029.1	1,750.6	165.0	147.6	155.8	**13,128.7**
Average number of employees	48,932	24,205	13,569	9,129	2,234	2,710	**100,779**
2002							
Net sales	12,642.2	6,724.1	5,261.7	1,229.3	614.7	903.4	**27,375.4**
Operating income	856.3	389.8	240.5	91.5	44.4	204.4	**1,826.9**
Operating fixed assets	5,297.3	5,985.7	1,969.6	141.7	144.2	90.9	**13,629.4**
Average number of employees	54,552	26,023	14,458	8,641	2,194	2,555	**108,423**
2001							
Net sales	12,598.6	6,613.2	5,900.3	1,151.4	601.9	933.1	**27,798.5**
Operating income	928.8	433.5	235.8	91.3	35.3	253.6	**1,978.3**
Operating fixed assets	5,894.1	5,791.7	2,369.1	114.4	145.9	142.5	**14,457.7**
Average number of employees	53,340	25,624	16,123	7,863	2,211	2,410	**107,571**

The 2003 Reference document filed with the French Financial Markets Authority on March 16, 2004 is available.

Corporate Communications of Pinault-Printemps-Redoute – Photos: PPR, Ambroise Tezenas, Martin Klimas, J.B. Productions, Karamax,
Lavelle, Didier Cocatrix, Stora Enso, all rights reserved - Print: IME - Design: SEQUOIA

CONTACTS

LUXURY GOODS

GUCCI GROUP N.V.
Rembrandt Tower
1 Amstelplein
1096 HA Amsterdam
Netherlands
Tel.: 00 31 20 46 21 700
www.guccigroup.com

RETAIL

PRINTEMPS
102, rue de Provence
75009 Paris – France
Tel.: 00 33 1 42 82 50 00
www.printemps.com

REDCATS
5/7, rue du Delta
75009 Paris – France
Tel.: 00 33 1 56 92 98 00
www.redcats.com

CFAO
18, rue Troyon
92316 Sevres Cedex – France
Tel.: 00 33 1 46 23 56 56
www.cfaogroup.com

FNAC
67, boulevard du Général Leclerc
92612 Clichy Cedex – France
Tel.: 00 33 1 55 21 57 93
www.fnac.com

CONFORAMA
80, boulevard du Mandinet
Lognes
77432 Marne-La-Vallée Cedex 2
France
Tel.: 00 33 1 60 95 28 00
www.conforama.fr

REXEL
25, rue de Clichy
75009 Paris – France
Tel.: 00 33 1 42 85 85 00
www.rexelgroup.com

PINAULT
PRINTEMPS-REDOUTE

Communications Department – 10, avenue Hoche – 75381 Paris Cedex 08 – France
Tel.: 00 33 1 45 64 61 24 – Fax: 00 33 1 45 64 62 25 – www.pprgroup.com



Reference document

2003

PINAULT PRINTEMPS-REDOUTE

CONTENTS

MANAGEMENT REPORT

Pinault-Printemps-Redoute is one of Europe's leading companies in specialised distribution and the third largest luxury goods group in the world. Since 2002, the Group has followed a strategy aimed at concentrating its business on a single customer, the individual, around its Retail and Luxury Goods businesses. Hence, the Group will be able to better meet the individual's needs in luxury, fashion, beauty care, home furnishings, culture and technology through world-class brands with high brand name recognition.
This new profile will boost the Group's potential in terms of organic growth and profitability.

In 2003, Pinault-Printemps-Redoute posted sales of €24,361 million. It had a workforce of over 100,000* employees in over 65 countries.

* Average number of employees.

The history of Pinault-Printemps-Redoute began in 1963 with the creation by François Pinault of the Pinault Group, specialising in timber trading. Forty years later, as a result of a dynamic expansion policy combining acquisitions with organic growth, Pinault-Printemps-Redoute has become a leader in specialised distribution in Europe. In 1999, the Group made the strategic decision to invest in the luxury goods sector by purchasing 42% of Gucci Group. Three years later, this investment led to the gradual withdrawal from Business-to-Business distribution and the consumer credit business. Today, Pinault-Printemps-Redoute is focusing on its two most buoyant segments, Retail and Luxury Goods.

1963

- François Pinault establishes the Pinault group, specialising in timber trading.

1988

- Flotation on the *Second Marché* of the Paris Stock Market of Pinault S.A., a company specialising in timber trading, distribution and processing.

1990

- Acquisition of CFAO, specialising in electrical equipment distribution (through CDME, which became Rexel in 1993) and in trading with Africa.

1991

- With the takeover of Conforama, the company enters the retail business.

1992

- Takeover of Au Printemps S.A. and of 54% of La Redoute and Finaref.
  The Pinault-Printemps group is born.

1994

- Merger of La Redoute with the Group, renamed Pinault-Printemps-Redoute.
- Takeover of Fnac.

1995

- The Group launches its first website, redoute.fr.

1996

- Acquisition by CFAO of SCOA, the leading pharmaceutical distributor in West Africa through its subsidiary Eurapharma.
- Creation of Orcanta, a women's lingerie chain.
- Launch of fnac.com, the Fnac website.

1997

- Takeover by Redcats of Ellos, the leader in the Scandinavian mail-order market.
- Fnac Junior created, a store concept for children under 12.

1998

- Takeover of **Guilbert**, Europe's leading distributor of office supplies and equipment.
- Acquisition by Redcats of 49.9% of **Brylane**, the fourth largest home shopping company in the United States.
- Creation of **Made in Sport**, a chain of stores dedicated to sports enthusiasts.

1999

- Purchase of the remaining stake in Brylane.
- Entry into the luxury goods industry with the acquisition of 42% of **Gucci Group NV**.
- First steps towards building up a multi-brand luxury goods group with the acquisition by Gucci of **Yves Saint Laurent, YSL Beauté** and **Sergio Rossi**.

2000

- Acquisition of **Surcouf**, a specialised PC distributor.
- Acquisition by Gucci Group of **Boucheron** and **Bédat & Co.**
- Conforama enters the italian market with the purchase of a 60% stake in Emmezeta, one of Italy's leading home furnishings companies.
- Launch of **Citadium**, a new Printemps sportswear store.

2001

- Acquisition by Gucci Group of **Bottega Veneta** and **Balenciaga** and signing of a partnership agreement with **Stella McCartney** and **Alexander McQueen**.
- Pinault-Printemps-Redoute increases its stake in Gucci to 53.2%.

2002

- *First steps in the strategic shift aimed at concentrating* **its business on Retail and Luxury Goods**. Pinault-Printemps-Redoute raises its Gucci stake to 54.4% and sells the Guilbert mail-order business to Staples Inc. and the Credit and Financial Services business in France and Scandinavia to Crédit Agricole S.A. (61% of Finaref) and BNP Paribas (90% of Facet).

2003, a major step in the transformation of the Group

Strategic shift continued under excellent terms

Pinault-Printemps-Redoute raised its stake in Gucci Group to 67.58% as of December 31, 2003, compared to 54.38% at the previous year-end. The Group pursued its programme to dispose of its Business-to-Business activities with the sale of Pinault Bois & Matériaux to Wolseley (a UK company), of the Guilbert Contract business to Office Depot (a US group company), and of the consumer credit businesses with the additional disposal of 14.5% of Finaref.

Continued developments in Luxury Goods

Gucci added to its network with store openings in strategic locations, notably in Japan and the rest of Asia, raising to 187 the total number of directly-operated stores at October 31, 2003. The brand inaugurated its Milan flagship store (Via Montenapoleone) and opened new stores in Honolulu, San Jose (California), and Saint Moritz as well as a jewelry boutique in Rome. Gucci also expanded its product line in each of its directly-operated stores. The Gucci brand launched a "Cruise" collection, with emphasis on the Gucci label, and the brand's power of attraction.

With 58 directly-operated stores as of October 31, 2003, Yves Saint Laurent now has such stores in the major luxury goods markets worldwide. In 2003, it opened a flagship store on Canton Road in Hong Kong and major stores in Beverly Hills, New York and Rome. Following the success of its "Mombasa" handbag, Yves Saint Laurent gained further market share in leather goods, with new handbag ranges such as "Saint Tropez" and "Cassandra".

Gucci Group also continued to expand its other brands successfully. Sergio Rossi opened two major stores and Boucheron focused on growth and on improving its product line. Lastly, the 2003 Bottega Veneta spring/summer and fall/winter collections were exceptionally successful.

Strong sales performance of Retail companies

In mid-November, Printemps opened the world's largest beauty care department in its store on boulevard Haussmann in Paris. In a 4,000 sq.m. sales area covering two floors, one devoted to make-up, fragrances and accessories, and the other dedicated to beauty care, Printemps offers 210 brands, 40 of which are new.

Redcats continued to expand outside France by introducing new catalogues: "Brylane Wishes" in the United States and "Nuova" in Scandinavia. Furthermore, the Enjoy and Josefssons catalogues for seniors were introduced in Finland and Norway, respectively. Redcats also strengthened its purchasing system with the opening of offices in Bangladesh, China and Turkey.

Conforama began to implement its strategic shift to a new concept with the launch in early September of a new visual identity and a new store layout. By late 2003, 17 stores located in France and abroad had already adopted the new layout. Seven stores were opened outside France in 2003 – in Croatia, Spain, Italy, Portugal and Switzerland.

Fnac continued to add to its store network in France, with the opening of three stores in Chartres, Grenoble and Evry in the Paris area. It also transferred and expanded the Bordeaux store and expanded its main store at the Forum des Halles in Paris. The company also increased its market share abroad with nine stores opened in Brazil, Spain, Italy, Portugal, Switzerland and in Taiwan – through its joint-venture with Shin Kong Mitsukoshi (non-consolidated).

CFAO boosted its market share in Morocco through the acquisition of Isuzu Maroc, an importer and distributor of Isuzu brand vehicles. CFAO aims to hold 5% of the Moroccan automobile market by 2004. In addition, CFAO Technologies continued to expand geographically, and is now established in five new countries – Senegal, Cameroon, Gabon, Mali, and Burkina Faso.

Kadéos introduced its first European gift voucher in six countries – France, Spain, Portugal, Italy, Belgium and Luxembourg. By expanding into Europe, this leading company for gift vouchers in France and Europe is helping the Group to grow further in Europe while meeting the demand of consumers.

Initiated in 2002, the plan to improve sales and customer service (CliO) continued to be implemented successfully in all Retail companies in 2003.

With Internet sales of €933.4 million in 2003, Pinault-Printemps-Redoute is one of the leading European players in retail e-commerce, through such brands as Redcats and Fnac, which account for 14.1% and 3% of their on-line sales, respectively.

Reorganisation underway at Rexel

In 2003, Rexel pursued measures to adjust and streamline costs, with in particular staff layoffs, a restructuring of logistics and transportation activities and the consolidation of IT systems. It also broadened its product and services offerings and improved its sales and performance.

Gucci Group management change

In November, Gucci announced that it would not be renewing the contracts of Domenico De Sole as Gucci Group Chairman and Chief Executive Officer and Tom Ford as Gucci Group Creative Director. Domenico De Sole and Tom Ford will remain in their positions until April 30, 2004.

Improving the Group's financial structure

Despite the purchase by Pinault-Printemps-Redoute of an additional stake in Gucci Group for €1,233.4 million, the Group's net financial debt remained nearly unchanged, as it actively pursued a programme to dispose of non-strategic Business-to-Business and consumer credit activities.

The tremendous success of the bond issues floated – a May 2003 €1,080 million OCEANE bond issue redeemable or exchangeable for new shares (coupon 2.5% - maturity January 2008), and a €750 million bond issue in July 2003 (maturity January 2009) enabled Pinault-Printemps-Redoute to extend the average maturity of the debt and to diversify its financial resources.

Pinault-Printemps-Redoute partially redeemed €700 million of the OCEANE bond issue redeemable or exchangeable for new shares floated on November 8, 2001. At the same time, as part of its debt management policy, Pinault-Printemps-Redoute entered into a swap in the amount of €150 million backed by this OCEANE bond issue in order to convert the fixed rate to a floating rate and to lock its maturity.

On October 2, 2003, Gucci Group improved its financial structure by paying out an exceptional dividend via a return on equity in the amount of €13.5 per share. Under the September 2001 three-party agreement, this dividend payment led to a price adjustment of the offer on Gucci shares planned for April 2004. The offer price was reduced from US $01.50 to US $85.52.

Rexel also strengthened its financial structure following a €417 million capital increase (maintaining preferential subscription rights) and the disposal of Gardiner, a specialised distributor of electronic security equipment.

Key consolidated figures

Key consolidated figures

(IN € MILLION)	1999[1]	2000	2001	2002	2003
Sales	19,529	24,761	27,799	27,375	24,361
of which generated outside France	*9,142*	*13,010*	*15,200*	*14,733*	*13,325*
Gross margin	7,406	9,587	10,628	10,590	9,182
Operating income	1,479	1,887	1,978	1,827	1,297
Operating income before tax	1,324	1,625	1,561	1,412	983
Attributable net income[2]	629	767	753	1,589	645
Net cash from operating activities	1,207	1,496	1,448	1,287	1,148
Net operating investments	514	651	585	672	500
Debt-to-equity ratio as of 31/12 *(net financial debt as a % of consolidated shareholders'equity)*	48%	74%	75%	54%	58%

PER SHARE DATA (IN €)	1999[1]	2000	2001	2002	2003
Net earnings per share[2]	5.32	6.46	6.32	13.04	5.34
Net dividend per share	1.78	2.18	2.30	2.30	2.40[3]

(1) Accounting standards applied in 2000.

(2) Excluding non-recurring items, the change in net income is as follows:

	2001	2002	2003
Net income	774	672	574
Net income per share (in €)	6.50	5.52	4.75

(3) Subject to approval at the Annual General Meeting on May 25, 2004.

Breakdown of sales by activity

2002


Retail
50.2%
Luxury Goods
9.3%
Rexel
26.9%
Other
13.6%

2003


Retail
57%
Luxury
Goods
10.5%
Rexel
27.3%
Other
5.2%

Breakdown of sales by geographical area

2002


Oceania
2.2%
Asia
3.3%
Africa
4.5%
France
46.2 %
Americas
19.2%
Europe
excluding France
24.6%

2003


Oceania
2.6%
Asia
3.5%
Africa
5.4%
France
45.3%
Americas
18.5%
Europe
excluding France
24.7%

Breakdown of sales by product category

2002


Other
17.2%
Personal
accessories
24.0%
Business-
to-Business
equipment
31.2%
Household
equipment
27.6%

2003


Other
11.9%
Personal
accessories
26.1%
Business-
to-Business
equipment
29.9%
Household
equipment
32.1%

Breakdown of operating income by activity

2002


Retail
41.8%
Luxury
Goods
16.9%
Rexel
16.0%
Other
25.3%

2003


Retail
58.2%
Luxury
Goods
18.3%
Rexel
19.1%
Other
4.4%

Breakdown of average number of employees by activity

2002


Retail
55.9%
Luxury
Goods
9.6%
Rexel
21.9%
Other
12.6%

2003


Retail
61.9%
Luxury
Goods
10.9%
Rexel
22.0%
Other
5.2%

Pinault-Printemps-Redoute is organised into three core businesses:

- **The Luxury Goods division** with the brands making up the Gucci Group - Gucci, Yves Saint Laurent, YSL Beauté, Bottega Veneta, Sergio Rossi, Boucheron, Bédat & Co., Balenciaga, Stella McCartney and Alexander McQueen;
- **The Retail division** with the Conforama, Fnac, Mobile Planet, Printemps, Redcats (including the dedicated financial activities), Orcanta, Kadéos and CFAO brands;
- **Rexel**, the world leader in the distribution of electrical equipment to businesses.



PINAULT-PRINTEMPS-REDOUTE
Luxury Goods
Retail
Rexel
67.58% Gucci Group
Leisure and Household goods division
Apparel and Lifestyle division
99.93% CFAO
100% Gucci
100% Yves Saint Laurent
100% YSL Beauté
78.46% Bottega Veneta
70% Sergio Rossi
100% Boucheron
85% Bédat & Co.
91% Balenciaga
51% Alexander McQueen
50% Stella McCartney
Conforama
100% Fnac
100% Mobile Planet
99.96% Printemps
100% Redcats*
100% Orcanta
99.99% Kadéos

% interest as of December 31, 2003.

*Including dedicated financial activity.

A unique competitive position

The Group owns the brands under which it operates in different countries, in both the Luxury Goods and Retail divisions. It holds securities in or owns freeholds on the land and property required for its activity.

There is no single source of competition on the scale of the Group. Each company develops in its own particular competitive environment, depending on the Retail and Luxury Goods distribution markets in which it operates. A detailed analysis of this environment is presented in the sections on each company.

Strengths of the "New PPR"

After the disposal of Rexel, the Group will focus its efforts and resources on increasing its Retail and Luxury Goods businesses now part of the "New PPR", with a simplified profile, improved prospects for organic growth and greater potential for improved margins.

A new growth potential

The strategic shift now underway is profoundly changing the nature of the Group's growth, making organic growth the foundation of its expansion. Focused on the core businesses of Retail and Luxury Goods, Pinault-Printemps-Redoute has extremely high organic growth potential. Its Luxury Goods business benefits from the characteristic vitality of the industry as well as its globalisation potential and its capacity to ensure the emergence of new high-potential brands along with the powerful Gucci brand. In Retail, the companies are positioned in buoyant household consumption segments with high potential for organic growth abroad.

Significant potential for improved earnings

Overall, the Pinault-Printemps-Redoute earnings potential should benefit from the structurally high profitability of the Luxury Goods industry and the potential for improved earnings by new brands once critical mass is reached. In Retail, Pinault-Printemps-Redoute is pursuing its strategy of growth and higher earnings, with particular emphasis on being able to increase substantially its contribution to earnings from activities outside France.

A stronger financial structure

Once the Rexel disposal is completed, the Group will have a stronger financial structure. Its development model, which is oriented towards organic growth, will generate substantial financial resources:

– with Retail business activities carried out for the most part with low working capital requirements;

– and Luxury Goods activities with the potential to generate a large cash surplus, once critical mass in reached and operating investments are stabilised (after the peak in development in 2003).

As the world's third largest Luxury Goods company, Gucci Group designs, produces and distributes high-quality personal luxury goods in the ready-to-wear sectors, handbags, luggage, leather goods, shoes, time pieces, jewelry, ties and scarves, eyewear, fragrances, cosmetics and skin care products. It includes the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bottega Veneta, Bédat &Co, Alexander McQueen, Stella McCartney and Balenciaga brands.

Changes in sales (in € million) and operating margin (as a % of sales)


785
2,210
2,542
2,542
2,561
22.1%
19%
15.9%
12.1%
9.3%
1999
2000
2001
2002
2003

1999: from February 1 to October 31.
2000, 2001, 2002, 2003: from November 1 to October 31.

The change in operating margin in 2003 reflects a combination of extremely negative events in the first months of the fiscal year and the continued growth of brands other than Gucci. Business picked up sharply towards the end of the year.

Since its initial 42% acquisition in March 1999, Pinault-Printemps-Redoute has gradually increased its stake in Gucci Group. In September 2001, it raised its stake to 53.2%, in accordance with the three-party agreement with Gucci and LVMH, thus becoming its controlling shareholder. Since then, it has gradually increased its stake to 67.58% as of December 31, 2003. In April 2004, Pinault-Printemps-Redoute will launch a bid at US $85.52 per share on Gucci Group, in order to buy out the remaining minority shareholders.

In 2003 (from November 1, 2002 through October 31, 2003), the Luxury Goods division posted sales of €2,561 million, accounting for 10.5% of the Group and 15.5% of the "New PPR". It posted operating income of €238 million, accounting for 18.3% of the Group and 24.3% of the "New PPR".

Market position

Given its portfolio of prestigious brands, its broad geographical distribution and its range of products, Gucci Group is at the very top of the global luxury goods industry. Its rivals are international luxury goods companies such as Armani, Bulgari, Cartier, Chanel, Christian Dior, Ferragamo, Hermès, Louis Vuitton and Prada; major international perfume, cosmetic and skincare companies such as Estée Lauder, l'Oréal and Shiseido, as well as a large number of companies on the market, both international and regional, active in all or part of the product categories offered by Gucci Group.

Breakdown of 2003 Gucci Group sales(*) by brand


Boucheron
2.4%
Bottega Veneta
2.6%
Other brands
3.6%
Sergio Rossi
3.2%
Gucci
58.5%
YSL Beauté
23.7%
Yves Saint Laurent
6.0%

(*) From 1/11/2002 to 31/10/2003.

Breakdown of 2003 Gucci Group sales(*) by geographical area


Other
3.4%
Rest
of Asia
11.7%
United States
21.4%
Japan
20.3%
Europe
43.2%

(*) From 1/11/2002 to 31/10/2003.

Building a multi-brand luxury group

Since 1999, with the support of its main shareholder Pinault-Printemps-Redoute, Gucci Group has been pursuing a strategy aimed at building up a multi-brand luxury group from the Gucci single-brand business. In this context, between March 1999 and the middle of 2001, Gucci acquired eight prestigious brands, each of which has its own market share and specific features. For example, Yves Saint Laurent, Boucheron and Balenciaga are high recognition brands with a strong legacy; Sergio Rossi, Bottega Veneta and Bédat & Co are newer and more specialised brands known for their expertise in the quality of their products. It also acquired interests in the brands of young designers, Alexander McQueen and Stella McCartney. Since this first acquisition phase, Gucci Group has been focusing on expanding each of its brands, with special emphasis on building up a strong image, harmonising and adding to product ranges, controlling distribution with the opening of directly-operated stores and streamlining retail licensing contracts. This growth strategy was pursued in a context frequently hard hit since the tragic events of September 2001 and again in 2003 by the conflict in Iraq, the SARS epidemic and the weakness of the dollar.

By acquiring and developing these brands, Gucci Group has established a presence in the world's luxury goods markets, while offering greater diversity in its line of luxury products by it.

Geographical balance

Acquisitions have helped to boost Gucci Group's position in the leading luxury goods markets. In 2003, Gucci Group generated 43% of its sales in Europe, 21% in the United States, 20% in Japan and 12% in Asia, excluding Japan. This geographical diversity substantially contributed to revenue stability and enabled the group to benefit from economic cycles in the different regions while exploiting the potential offered by high-growth geographical areas.

Breakdown of 1999 Gucci Group sales(*) by product category


Royalties
2.6%
Other
4.7%
Leather goods
40.9%
Jewelry
2.8%
Watches
20%
Ready-to-wear
14.8%
Shoes
14.2%

(*) Gucci brand.

Breakdown of 2003 Gucci Group sales(*) by product category


Royalties
2.3%
Other
4.1%
Jewelry
5.5%
Leather goods
32.3%
Watches
7.7%
Fragrances
and cosmetics
23.5%
Ready-to-wear
12.9%
Shoes
11.7%

(*) From 1/11/2002 to 31/10/2003.

Excellent distribution management

Building up and managing the distribution network was one of Gucci Group's chief strategic objectives. Fashions and accessories are now distributed exclusively through directly-operated stores together with franchise stores and outlets, duty free shops, department stores and specialty stores. Gucci Group Watches distributes its products directly through fine watches and jewelry stores or through third parties. Lastly, YSL Beauté, which has been careful to limit its sales outlets to those most compatible with the prestigious nature of its products, handles its distribution through affiliates in very selective and upscale perfumeries, department and duty free stores.

A rich and balanced product portfolio

Gucci Group develops in-house prototypes for all new products. It exercises strict control over manufacturing, either by handling it directly or by outsourcing it to sub-contractors, who are subject to strict, constant quality control. By using top quality materials combined with the talent of its craftspeople, Gucci Group can guarantee products of unrivalled quality with the benefit of highly flexible production costs.

The diversity of its product portfolio is one of Gucci Group's strengths. Gucci Group is a significant player in most of the major luxury goods segments, in cosmetics and fragrances, fine jewelry and leather goods, timepieces, accessories and ready-to-wear. The carefully managed diversity of products represents a foundation of the company's organic growth and one of the incentives for its acquisition policy between 1999 and 2001. While expanding into a multi-brand group, Gucci Group promoted the sharing of expertise amongst its brands. Hence, Yves Saint Laurent turned to Gucci for expertise in developing its accessories, while Gucci Group Watches proved helpful in launching timepieces at Yves Saint Laurent. Furthermore, the Gucci brand, which was always known for its position in the leather goods market, invested successfully in accessories, ready-to-wear apparel and fashion, reaping the rewards of its strong reputation in leather work.

A communications policy to support the brands

In the luxury goods sector, design, product quality and image are intertwined. Thanks to a strictly controlled image and a stringent communications policy as well as the excellent quality of its products and tight control over distribution, Gucci's status as a luxury brand was re-established with consumers in the space of a few years. This communications policy combining advertising, fashion shows, public relations, special events and store window displays has been extended to all of its brands. The purpose of this policy is to bolster their existing market share and create high profile and consistent visibility for all the brands on an international, national and local scale.

Strong growth potential

Gucci Group is now concentrating on enhancing its Gucci flagship brand, on building its second flagship brand Yves Saint Laurent into a world-class brand, and on expanding the other acquired brands.

Enhancing the Gucci brand

The Gucci brand is one of the most profitable brands in the industry, with an operating margin of 27%. Gucci Group aims to enhance its market leadership by expanding its product line, by continuing to expand its directly controlled retail network and by controlling costs.

Recovery of Yves Saint Laurent

Following efforts to reposition the brand, the reputation of Yves Saint Laurent as a world class luxury brand is gradually being restored. Since 1999, the company has followed a policy aimed at thoroughly renewing its image, regaining control of the brand by ending licensing and closely managing and expanding its retail network, with the opening of around 45 directly-operated stores in strategic locations. It also made great strides in sales of accessories.

Boosting the market share of YSL Beauté

Following the integration of YSL Beauté into Gucci Group, top priority was given to reducing the number of sales outlets and putting an end to parallel sales networks. The goal is now to boost the market share of YSL Beauté as a manufacturer and distributor of fine fragrances and cosmetics.

Developing the other brands

Gucci Group is engaged in a policy to launch new product lines while ensuring controlled development of the distribution network in order to develop these brands. This applies to established brands such as Sergio Rossi, Bottega Veneta and Boucheron as well as emerging brands such as Balenciaga, Stella McCartney and Alexander McQueen.

Number of directly-operated stores

	31/10/2000	31/10/2001	31/10/2002	31/10/2003
Gucci	141	157	173	187
Yves Saint Laurent	22	41	46	58
Other brands	33	80	117	137
Total	**196**	**278**	**336**	**382**

The Gucci brand

Gucci dates back to the year 1923, when Guccio Gucci established a small leather goods and saddlery business in Florence. The company subsequently specialised in the sale of exceptional leather goods products, becoming in just a few years a brand appreciated by a refined international clientele. Today, Gucci is one of the most profitable brands in the luxury goods industry. As the Gucci Group flagship brand, it has gained market share in leather goods and shoes and successfully ventured into watches and ready-to-wear.

Breakdown of 2003 sales(*) by product category


Other
4.2%
Royalties
2.8%
Watches
11.3%
Leather goods
48.3%
Ready-to-wear
14.2%
Jewelry
6.9%
Shoes
12.3%

(*) From 1/11/2002 to 31/10/2003.

Breakdown of 2003 sales(*) by geographical area


Other
2.6%
Rest of Asia
16.4%
United States
21.3%
Japan
27.5%
Europe
32.2%

(*) From 1/11/2002 to 31/10/2003.

The Gucci Division comprises two units: Gucci Fashion and Accessories and Gucci Group Watches.

- Gucci Fashion and Accessories manufactures and distributes leather goods (handbags, small leather goods, and luggage), ready-to-wear, shoes, ties and scarves as well as jewelry. The products come almost exclusively from workshops located in Italy. They are sold exclusively through directly-operated stores and through limited wholesale distribution channels including mono-brand franchise stores, fine travel retailers and luxury department and specialty store throughout the world. Gucci's licensees manufacture and distribute eyewear and perfume.

- Gucci Group Watches produces its timepieces in Switzerland and distributes globally Gucci, Yves Saint Laurent, Bédat & Co. and Boucheron brand watches. Gucci Group Watches operates distribution affliates in major markets and sells to a select number of national distributor and high-end watch and department stores around the world.

Strategy

The goal of Gucci Group is to gain further market share for Gucci as a leader in the fashion, leather goods and luxury accessories market. In order to achieve this, Gucci will continue to offer luxury products through its exclusive retail network. Ongoing efforts to maintain a tight grip on costs will enable Gucci Group to rank amongst the luxury goods industry's top companies in terms of operating income.

2003 highlights

In November 2002, Gucci launched a "Cruise" collection emphasising the Gucci label, and the brand's underlying vitality.

Gucci also successfully launched an elegant Fall/Winter fashion collection, emphasising the symbol, which can be easily identified by customers. This reflects a reversal of a trend exemplified by the previous Fall/Winter collection, which featured elegant, sophisticated ranges with a less obvious brand "label".

In addition to rolling out new products, Gucci broadened all its product categories in its directly-operated stores.

In the watch category, which was hit by a general slowdown last year, Gucci reported the first signs of improvement. Sales growth was mainly achieved through new high quality products, such as the "Bamboo watch", a watch with a bamboo strap.

In late 2002, after expansion was completed, Gucci inaugurated its Milan flagship store on Via Montenapoleone and opened new stores in Honolulu, San Jose in California, and Saint Moritz as well as a jewelry shop in Rome. In April 2003, Gucci moved its London Bond Street store to a new 2,300 sq.m. location on the same street, thus boosting Gucci's presence in this vital market. Furthermore, throughout 2003, Gucci continued to open boutiques in selected locations, such as Japan and the rest of Asia, raising to 187 the total number of directly-operated stores as of October 31, 2003.

Yves Saint Laurent

Yves Saint Laurent's principal products include women's and men's ready-to-wear, leather goods and shoes sold under the Rive Gauche brand. Yves Saint Laurent distributes its products and collections via directly-operated stores and franchises and points of sale located in select department and specialty stores. Yves Saint Laurent grants licences for the production and distribution of some products, including men's apparel, accessories and eyewear.

Breakdown of 2003(*) sales per product category


Other
3.8%
Royalties
7.1%
Leather
27.5%
Shoes
12.5%
Ready-to-wear
49.1%

(*) From 1/11/2002 to 31/10/2003.

Strategy

The aim of Gucci Group is to help Yves Saint Laurent re-establish itself as a top-quality brand in luxury goods and accessories, through luxury products, a controlled distribution policy and a clearly defined image. Given the recent sales trends combined with continued major investments in products and communications, and with the consolidation of the distribution network, Gucci Group is convinced that Yves Saint Laurent will continue to post strong growth and will prove profitable in the medium term.

2003 highlights

In 2003, Yves Saint Laurent continued to expand its ready-to-wear business in the United States and the rest of Asia, where the brand is establishing itself as a luxury brand in ready-to-wear and where it is emerging as a major force in the accessories business.

Following the success of its "Mombasa" handbag, Yves Saint Laurent expanded further into leather goods through new ranges, such as "Saint Tropez" and "Cassandra", capitalising on the Yves Saint Laurent name by including its logo.

In the recent months, Yves Saint Laurent opened a flagship store on Canton Road in Hong Kong, completed the renovation of its store on the Rue du Faubourg Saint Honoré in Paris, and expanded its Bond Street store, the former Gucci store in London. Furthermore, Yves Saint Laurent opened major stores on Rodeo Drive in Beverly Hills, on 57th Street in New York, and a smaller but strategically located boutique on via Condotti in Rome, raising to 58 the total number of directly-operated stores as of October 31, 2003.

With these store openings, Yves Saint Laurent now has a strong presence in all the major luxury goods markets around the world, and is becoming known as one of the leading world class brands in the industry.

YSL Beauté

YSL Beauté manufactures and distributes Yves Saint Laurent brand perfumes and cosmetics, Roger & Gallet brand toiletries, Alexander McQueen and Stella McCartney brand fragrances as well as perfumes under licence for Oscar de la Renta, Van Cleef & Arpels, Fendi and Ermenegildo Zegna. YSL Beauté is fully integrated, with production facilities in France and 17 distribution affiliates.

YSL Beauté distributes its products in select department, specialty stores and duty free shops. The company uses distribution agents to reach the smaller markets not covered by its affiliates.

Since 2003, YSL Beauté has managed the entire Boucheron perfume business, including marketing, distribution and coordination of subsidiaries and international distributors.

Strategy

YSL Beauté plans to play a major role in the distribution and production of luxury cosmetics. It aims mainly to gain more market share and to enhance the image of the Yves Saint Laurent brand in the luxury cosmetics and fragrances sector by closely controlling distribution and creating better displays, as well as launching new products.

Other brands

Sergio Rossi

Sergio Rossi is a leading Italian designer, producer and distributor of luxury's women's footwear. In addition to women's shoes, Sergio Rossi produces and distributes men's shoes and handbags. Its distribution network includes directly-operated stores, franchisees and points of sales in select department and specialty stores.

Sergio Rossi enjoyed retail sales growth thanks to the top quality of its collections, nothwithstanding the difficult trading conditions, which impacted its wholesale sales in early 2003. In 2003, the company opened two major stores, in Milan in January 2003 and in Bal Harbour in July 2003. The Company also inagurated a new state-of-the-art production and warehouse facility in March 2003.

Gucci Group's objective is to develop Sergio Rossi's business through the newly opened directly-operated stores in Europe, the United States and Japan, extension of its wholesale network as well as through greater presence in handbags and men's footwear.

Boucheron

Boucheron, products include fine jewelry, prestige watches and perfumes. Boucheron sells jewelry exclusively through directly-operated stores, including its flagship store on Place Vendôme in Paris, and timepieces through both its directly-owned stores and exclusive department and specialty store. As of 2003, YSL Beauté manages all aspects of Boucheron perfume activities, including marketing, distribution and the coordination of the international subsidiaires and distributors.

After having opened a number of major stores in the previous seasons, Boucheron's primary focus is now the development and enhancement of the product offering (particularly more accessible priced products) which will permit the brand to grow in revenues and consumer awareness worldwide.

Bottega Veneta

Bottega Veneta is a leading Italian designer, producer and distributor of luxury leather goods, shoes and ready-to-wear. Bottega Veneta's principal product lines include women's handbag and luggage, of which the woven *intrecciato* is the most well-known. Starting in 2003, Bottega Veneta has granted a license for eyewear.

Outstanding consumer and trade response to the Spring/Summer and Fall/Winter 2003 collections, drove Bottega Veneta revenues up 37.2% for twelve month period ended October 31, 2003. During the same period retail sales advanced 48%. Bottega Veneta also opened stores in Japan, Italy and United States, continuing its store development worldwide.

Bottega Veneta is clearly emerging as a leading prestige leather goods house. Management's objective is to reinforce Bottega Veneta's position in the premium leather goods market through an enlarged product offering (wich draws on the brand's tradition of high quality elegance and prestige), the introduction of leather and knit ready-to-wear items, and select enlargement of the distribution network.

Bédat & Co.

Founded in 1996 by Simone and Christian Bédat, Bédat & Co. is a distinct, contemporary and exclusive watch brand, which combines quality with timeless value. Distributed primarily in the United States, Italy and Japan, Bédat & Co. offers a handful of exclusive and precious models. By working with Gucci Group Watches, Bédat's objective is to enlarge the breadth of its product offering and extend distribution into new markets in Europe and Asia.

Emerging brands

The Emerging brands include Stella McCartney, Alexander McQueen and Balenciaga.

Smaller than the Group's other brands, these businesses sell primarily women's ready-to-wear and accessories through selected department and specialty stores.

Each brand experienced strong consumer and trade response to their Spring/Summer and Fall/Winter 2003 collections. Alexander McQueen opened a store in London on Bond Street in April and another in Milan, off via Montenapoleone, in June 2003. Stella McCartney, which also inagurated a store in London off Bond Street in April, opened a store in Los Angeles in September 2003.

Through its Retail business, Pinault-Printemps-Redoute seeks to meet the needs of individual customers in fashion, beauty care, home furnishings, culture and technology. It combines a broad variety of sales formats: department stores, downtown or suburban specialty stores, mail-order by catalogue and Internet sales.

Breakdown of 2003 Retail division sales by brand


CFAO
12.4%
Other
1.0%
Conforama
21.2%
Redcats
31.4%
Fnac
27.4%
Printemps
6.6%

In 2003, the Retail business posted sales of €13.9 billion. Accounting for 57.0% of total Group sales and 58.2% of Group operating income, this business made the largest contribution to income. Its contribution to the "New PPR" was 84.4% of sales and 77% of operating income.

In 2003, in a sluggish household consumption climate, especially in France, the Retail companies held up well, recording market share gains in most product categories. Store openings, global expansion, a dynamic marketing programme and innovation were the main drivers of growth. Prospects for growth are good for these companies, thanks to their strong market share, their dynamic marketing approach and their potential for growth outside France.

The right market position backed by strong brands

Whether they are like the long-standing Le Printemps founded in 1865, La Redoute, founded in 1873, or more recent like Fnac, created in 1954, the trading names comprising Pinault-Printemps-Redoute have long been part of the French business landscape and are at the heart of its success. Pinault-Printemps-Redoute companies have a strong brand image and brand recognition among consumers, who recognise and appreciate their specialties: fashion for Printemps, culture and technology for Fnac, furniture and home appliances for Conforama, and mail-order selling, mainly apparel, for La Redoute. In their respective sectors, the Group's company brands are a benchmark in terms of expertise, quality and know-how. Together, they control the distribution cycle, including product selection, quality control, close cooperation with suppliers in verifying social responsibility standards, product shipment, store lay-out and customer service.

Some company brands have created strong emotional ties and truly close relationships with their customers. This applies to La Redoute and Fnac, which have succeeded in developing a relationship of loyalty and gratitude with consumers. Likewise, few customers are indifferent to the Fnac concept – its roots, the enthusiasm of the sales staff for their products, its role as a cultural force and its many battles for instance, for cultural diversity or against illiteracy, set this brand apart from all others.

Strategic choices of a multi-range specialist distributor

Making the right choices when it comes to selecting the products and brands offered by a company in its stores, on its websites or in its catalogues is a vital aspect of the distributor's job. This is a strategic factor that may or may not encourage the customer to return to our stores. For example, Printemps markets itself as a multi-range fashion retailer and distributor and, as such, carefully chooses brands that set it apart from its competitors. Conforama, with its offering of varied styles and products has everything its customers need to furnish and equip the home. Shopping at Fnac has two major advantages - a wide choice and a broad product offering.

In order to improve their potential for growth and profitability, the Group's companies actively manage their selling space for maximum effectiveness. For example, Printemps has implemented a program to reallocate 15% of its selling area to the most dynamic and profitable markets such as fashion, accessories and beauty and to reduce or even eliminate the less attractive sectors in terms of sales and margin per square meter. The company has also found ways to extract the maximum value from its selling space by paying special attention to store layouts, by showcasing the brands and through special demonstrations of some products. For the same reasons, when designing its new sales areas, Conforama emphasized decorative items by placing them in key locations near the cash registers.

Aside from the wide range of products, another factor setting the company apart is the availability of extensive product lines, with several prices and brands for the same product. For example, Fnac is the top bookstore in France, with 450,000 titles. It is also the top music store with the most extensive offering on the market – 200,000 music titles and over 500,000 titles listed on fnac.com. In terms of technical products, Fnac does not offer the entire range of products on the market, but a selection of the best products. These products come with quality shopping assistance from competent sales staff specialising in their products who are not paid commissions by the brands.

Product selection and also assistance in the choice of products: The companies in the Group have developed efficient services and shopping assistance for customers. At Fnac, the quality of customer assistance services and independent recommendations by sales staff are factors setting the company apart. Its technical laboratory, which tests over 2,000 products every year, has made a name for itself with its product selection and technical leaflets and the degree of quality offered for the price.

Consolidation within the Pinault-Printemps-Redoute group has enabled the companies to change, to adapt and to anticipate the needs of consumers. These companies have proven their creativity and their ability to develop new products in order to meet new increasingly targeted needs. Hence, Vertbaudet came out with its Histoires de Chambres catalogue and Le Printemps created Citadium, a new store concept dedicated to sports. The brands have also been able to keep up with recent consumer trends by refocusing on areas such as the home, quality of life and comfort. Le Printemps reorganized its home furnishings sales area by department. Conforama and La Redoute gained further market share in decorative items. Brylane Home in the United States expanded its product line by launching its Brylane Kitchen and Brylane Wishes catalogues. Conforama decided to change its store concept, introducing a newly designed store layout and product displays by category, reflecting its new look.

Sound growth prospects

The companies in the Retail division have major growth potential, thanks to market share gains in France and stronger positions abroad.

Winning new market shares in France

In France, these companies now have significant market share in their respective markets. Today, the top priority is enhancing this leading position and acquiring additional market share by taking the following steps:

- bolstering the sales network in France with additional store openings;
- launching new mail-order catalogues;
- redesigning sales areas for maximum effectiveness with renovations and new layouts;
- changing concepts to reflect new consumer trends, especially in terms of comfort and aspirations to well-being;
- developing the multi-channel approach, mainly through increased Internet use of mail-order shopping;
- improving customer service, by pursuing the new "CliO" "Customer Obsession" marketing programme, which has already produced positive results in all the companies. Given the positive results, the Group has set a new goal for this programme – further differentiating among all these trading names by creating strong emotional ties with customers through a more exciting and enjoyable shopping experience.

Retail market shares in France in 2003

Products	Companies	Market size (€million)	PPR market share	Growth differential vs. market
White goods (home appliances)	Conforama, Redcats, Printemps	5,664	10.3%	+0.1 pt
Brown goods (consumer electronics and photo)	Conforama, Fnac, Redcats	6,321	14.6%	+2.0 pts
Grey goods (PCs and telephony)	Conforama, Fnac, Redcats	5,319	20.4%	+1.5 pt
Books	Fnac	2,925	15.9%	+2.4 pts
CDs	Fnac	1,570	25.2%	+5.5 pts
Video	Fnac	1,386	17.5%	+3.8 pts
Apparel	Redcats, Printemps, Orcanta	25,881	7.3%	+1.9 pt
Sport	Redcats, Printemps	8,400	2.2%	+2.3 pts
Furniture	Conforama, Redcats	8,310	20.1%	+4.4 pts
Selling formats				
Mail-order	Redcats	8,070	26.6%	+1.6 pt
Department stores	Printemps	3,957	25.9%	+0.5 pt

Source: Pinault-Printemps-Redoute and professional organisations.

Market share gains abroad

Pinault-Printemps-Redoute is one of the rare retailers to export its concepts outside its country of origin. Over the past five years, the Group has developed internationally both through organic and external growth. During this period, international sales of the Retail companies were multiplied by 1.5 and the portion of sales generated outside France increased from 37.7% to 42.5% in 2003.

Pinault-Printemps-Redoute international success lies in its ability to understand the behaviour of local consumers, to appreciate the growing trend towards a certain homogeneity in buying practices and tastes (especially technology products), and to adjust its product line accordingly. At La Redoute, for example, the products that sell the best in France are also the ones that are the most appreciated abroad. With 21.5%, 33.8% and 54.3% respectively of their sales generated outside France, Fnac, Conforama and Redcats still have substantial growth potential.

Sales of the Retail division generated outside France



13.2%
15.7%
54.7%
14%
16.2%
59.2%
31.1%
18.6%
59.3%
32.4%
20.3%
57.9 %
33.8%
21.5%
54.3%
1999
2000
2001
2002
2003
Conforama
Fnac
Redcats

International business is one of the Group's growth drivers. After a steady pace of store openings in new countries in recent years, the top priority now is to consolidate market share in existing countries, in the interest of better name recognition, increased purchasing power and economies of scale. Prospects for growth are substantial for Conforama and Fnac in Spain and in Italy. Geographical priorities for Redcats mainly involve the United States and the United Kingdom.

Expansion of the store network in existing countries is also a key factor in improving the profitability of retail activities. Indeed, brand recognition combined with purchasing power in the different countries has been helping to improve local purchasing conditions and to achieve economies of scale, resulting in increasing profits from international operations. In 2003, the profit margin from international sales amounted to 5.9% (Retail companies).

Conforama

Conforama is the world's second largest household appliances and furniture company with a network of 187 directly-operated stores, including 50 abroad. In the same store, it provides all the products needed for the home – traditional and contemporary furniture, electrical and home appliances, home furnishings and accessories. Its original concept is based on a multi-product, multi-style discount line, immediate product availability and a permanent promotions policy. Its stores have average selling area of around 3,500 sq.m. and are located in commercial areas.

Changes in sales (in € million) and operating margin (as a % of sales)


1,860
9.3%
2,124
9.6%
2,897
8.8%
2,900
8.4%
2,948
7.5%
1999*
2000
2001
2002
2003

(*) Accounting standards applied in 2000.

The change in operating income in 2003 reflects mainly in a difficult environment, the impacts of the set up of the international purchasing centre and of commercial investments related to the launch of the new image.

In France, Conforama covers the entire country with 137 directly-operated stores, 47 affiliated stores and its website, conforama.fr, with over 5,000 products listed on-line (compared with 20,000 in-store listings). Conforama has the highest spontaneous name recognition in France (56%) and is the specialised superstore used by the most French people (source: Téléperformance 2002).

Conforama is also an internationally recognised concept, with stores in seven countries outside France: Italy, Switzerland, Spain, Portugal, Croatia, Poland and Luxembourg.

Market position

Conforama has developed a unique and effective concept. Its discount prices, its wide range of products, its diverse styles and the immediate availability of items purchased are key competitive advantages. In furniture, competition is highly fragmented and is essentially regional rather than national. In France, Conforama has a 16.7% market share in furniture and 5.5% in home appliances, TVs and stereos. In 2003, Conforama France boosted its leading position in furniture with a market share gain of 0.5 percentage points despite a market decline of 4.4%. In electrical appliances, it is facing competition from hypermarkets and specialists. Although the company lost market share in brown products, it held onto its electrical appliances market share and increased its share of the grey products market. (source: GFK, IPEA, Conforama).

In terms of international sales, Conforama gained market share in furniture, held steady in electrical appliances and posted strong gains in grey products (PCs and telephony).

Breakdown of 2003 sales by product category



Other 9.6%
Furniture 46.4%
Brown and grey goods 20.8%
Other household goods 7.1%
Electrical appliances 16.1%

Breakdown of 2003 sales by geographical area



Other countries* 5.4%
Switzerland 7.8%
France 66.2%
Italy and Croatia 20.6%

(*) Spain - Portugal - Luxembourg - Poland.

Strategy

Conforama is a profitable and remarkably efficient company. To gain additional market share and to better meet the new needs of consumers, the company is relying on the following major growth drivers:

Redynamising the Conforama image

In the face of an increasingly competitive market combined with increasingly demanding customers, Conforama decided to change its concept while remaining faithful to its fundamentals. This led to a change in its store concept, with product displays by category and a new store layout for customers, the creation of a new visual identity and the launch of a new catalogue with over ten million copies published. With this new store concept, the company expects a qualitative leap in terms of image as well as a significant increase in sales in the new stores.

Increased presence around the world

Exporting the concept outside France is a key growth driver for Conforama, which is a leader in its domestic market. Expanding globally means boosting its presence in existing countries. Spain and Italy are the two priority markets with exceptional growth potential. Spain may have the potential for 60 stores in the future compared with 11 in 2003; Italy has the potential for 77 Conforama and Emmezeta stores compared with 21 in 2003. Emmezeta is now introducing throughout Italy a concept different from Conforama. The Italian subsidiary is planning to open an initial store in 2004 to test the concept and the Conforama trade name in Italy.

Supply chain improvements

Reflecting its global expansion, Conforama reorganised its purchasing function, introducing a new international purchasing centre. Four offices were opened in 2003 in India, France, Italy and Poland, in addition to existing offices in Switzerland and China. The chief responsibilities of the purchasing centre are to group together volumes, diversify supply sources from a geographical standpoint, streamline the number of suppliers and reorganise purchasing logistics. This new centre should better meet the needs of stores, with access to a wider variety of products and better purchasing conditions.

Number of directly-operated stores and selling area

	2002	2003
France	137	137
Italy	17	18
Spain	9	11
Switzerland	8	9
Portugal	4	5
Poland	3	3
Luxembourg	1	1
Croatia	1	3
Taiwan	1	0
International	44	50
Total number of stores	**181**	**187**
Selling area in France (sq.m.)	458,524	479,226
Selling area outside France (sq.m.)	256,054	294,189
Total selling area (sq.m.)	**714,578**	**773,415**

2003 highlights

In September 2003, the company launched a new visual identity, a new advertising message in France with the launch of a new catalogue, and a new store concept. This modernisation strategy was successfully deployed in France in all the French stores featuring the new look and with 13 stores transferred and renovated in France, and abroad in four new stores. This new concept has now proven highly successful with customers. There are plans to renovate all the company's French and European stores within the next five years.

Conforama boosted its geographical presence in Europe with seven store openings, including four "new format" Conforama stores representing the new visual identity, opened in Grancia near Lugano in Switzerland, Pamplona and Oviedo in Spain and Albufeira in Portugal, and three new Emmezeta shopping centres in Padua in Italy and in Osiek and Split in Croatia.

Fnac

With stores in eight countries, Fnac is the leading specialised retailer of cultural and leisure products in France, Belgium, Spain and Portugal. It has a highly original store layout, providing in the same space an unprecedented assortment of educational items (books, music and ticket office) and technical items (PCs, TVs and stereos). It distributes its products via its 108 stores located in the downtown areas of major cities and via its website fnac.com. Fnac has 67 stores in France (10 in Paris, 11 in the Paris area and 46 in the rest of France) and 41 abroad – in five European countries, Brazil and Taiwan (through a joint-venture).

Changes in sales (in € million) and operating margin (as a % of sales)


2,362
2,933
3,347
3,547
3,812
4.5%
3.1%
3.6%
3.7%
3.5%
1999*
2000
2001
2002
2003

(*) Accounting standards applied in 2000.

The change in operating income in 2003 reflects unfavourable impacts on the gross margin of the change in mix products.

Fnac has also developed innovative concepts tailored to the increasingly focused needs of consumers. Its Children's division comprises 23 Fnac Junior stores for children below 12, and Eveil & Jeux, a leading mail-order company selling games and toys. In 2000, it bought Surcouf, a large Paris computer hardware store with 25,000 items listed. Since then, it has expanded this trade name by opening three new stores and the surcouf.com website. In 2002, it created Fnac Digitale, a 2,640 sq.m. store located in Paris specialising in new digital technologies. Lastly, it includes 144 Fnac Service photo sales and processing outlets.

In addition to its distribution business, the company plays a major cultural role, with 15,000 cultural events held every year in its stores, talks on cultural diversity or freedom of speech and one hundred photography galleries.

Market position

Since its establishment in 1954, Fnac has gradually become one of the leading companies in its sector through strong brand recognition and its unique position in the market. Fnac is an unusual company. Its role as a major force in the arts, the know-how of its salespeople and their independence with respect to suppliers, the appeal of its stores with a wide choice and an unequalled product offering, and its commitments set it apart from other companies.

Breakdown of 2003 sales by product category



Games 2.6%
TV-Video 5.8%
Hi-Fi 5.7%
Photography 10.2%
Records 23.5%
Books 18.5%
Personal Computers 33.7%

Breakdown of 2003 sales by geographical area(*)



Italy 1.9%
Switzerland 2.1%
Brazil 1.0%
Portugal 4.7%
France 78.5%
Spain 7.1%
Belgium 4.7%

(*) Excluding joint-venture in Taiwan.

In France, Fnac is the leading distributor of educational and entertainment products. According to data from GFK and business organisations, it has a 15.9% market share in France in books, 25.2% in music and 12.1% in technology products. Fnac is the number one bookstore in France, offering its customers every book published in France, or 450,000 titles. It is the number one music store in France with 200,000 music titles available in stores and over 500,000 titles available on order or on the website. In Video and DVD, 26,000 different references were sold in 2003.

In personal computers, stereos, TV video and games, it offers over 30,000 items.

Internationally, Fnac is the leading specialised retailer-distributor of educational products in Belgium, Spain and Portugal.

2003 market shares excluding France(*)

	Spain	Belgium	Portugal
Books	6.8%	11.3%	15.0%
CDs	13.9%	18.7%	34.6%
Video	10.8%	6.9%	39.4%

Sources : Cegal, Afive, Nielsen, IFPI, AFP/EMI/Moviplay, Fevip, Lusomundo.
(*) Other countries: immaterial market shares.

Strategy

Faced with a complex environment, fierce competition and increasingly demanding customers, Fnac has produced a three-year strategic plan called "Mad about Fnac". The plan focuses on six major areas:

Improving store dynamism in France

In France, Fnac is a leading company boasting a very strong image and a constantly rising market share. Today, to ensure future growth, it must go beyond store openings; it cannot rely solely on the buoyancy of the markets in which it operates. It plans to gain further market share by capitalising on its competitive assets, with two priorities. The first one involves greater use of its sales staff to assist customers, providing additional in-house training and incentives and making staff more available to customers.

The second priority is to make its stores more appealing by means of a better product range, better product availability, clearer, more visible and more accessible products in stores, a better image in terms of pricing, and, starting in 2004, a change in store concept.

Continuing to target global market share

Fnac is a company that has successfully exported its concept outside France. In 2003, it had 41 stores, spread across seven countries. In countries where it has a long-standing presence (Spain, Portugal and Belgium), Fnac's goal is to boost its leading position even further by adding more stores. In countries where its presence is more recent (Italy, Switzerland, Brazil and Taiwan), Fnac plans to step up the pace of store openings in order to breakeven and become more widely recognised. Fnac plans to open 19 stores outside France within the next three years.

Boosting its leading position on the Web

In all its businesses, e-commerce is growing rapidly; competition is fierce and discounting very aggressive. In 2003, the Fnac group recorded 3% of its sales via Internet. Its fnac.com website is the leading website in France in terms of number of hits and pages viewed. To boost its leading position, Fnac plans to step up sales of physical items on the Internet, while continuing to seek complementarity among on-line and store sales within the boundaries of profitability criteria. Fnac also aims to become a major player in on-line downloading by introducing a new multi-channel digital music downloading platform in France in 2004.

Helping subsidiaries to grow into leading companies

Fnac's specialised companies are a source of major benefits. They broaden its product line, they increase its bargaining power with suppliers, and they can reach some customer segments more effectively.

Their growth is key for Fnac, which now has plans to change Surcouf into a national company, to reposition Fnac Service in digital products and to become the reference brand for educational items for families in stores and via mail-order sales with the Children's division (Fnac Junior and Eveil & Jeux).

Affirming Fnac's unique identity and values

Fnac enjoys exceptional recognition because of the fact that it has been a driving force in the culture over the past 50 years and because it has a different way of doing business. It constantly has to devise new initiatives to ensure its development. In 2004, the year of its fiftieth birthday, Fnac will have an opportunity to repeat its advertising message, reflecting both its cultural and commercial dimension as it celebrates its fiftieth birthday. In addition, the illiteracy prevention project undertaken in 2003 will be continued and expanded.

Developing a human resources policy that enhances the talents of employees and enlists their support

Through decentralised, interactive management, Fnac attempts to strengthen the skills, enthusiasm and professional development of its employees.

2003 highlights

In 2003, the Fnac growth strategy for its stores in France led to three store openings – in Chartres, Grenoble and Evry in the Paris area – to the transfer and expansion of the Bordeaux store, which is now the largest store outside the Paris area, with 5,000 sq.m. of selling area, and to the 1,700 sq.m. extension to the Forum des Halles store in Paris, the largest store in terms of sales.

Five new stores were opened abroad – a fourth store in Brazil (Sao Paulo) and Switzerland (Freiberg), a fifth in Italy (Naples), a seventh in Portugal (Porto), and a ninth in Spain (Marbella). In 2003 Fnac also had six stores in Taiwan in a joint-venture with Shin Kong Mitsukoshi (non consolidated).

The French subsidiaries continued to expand, with Surcouf opening a fourth store in Bordeaux.

Other highlights included the appointment of Denis Olivennes as the new Chairman and CEO of Fnac in April 2003, and a new organisational structure.

Number of directly-operated stores and selling area

	2002	2003
France	64	67
Belgium	6	6
Spain	8	9
Portugal	6	7
Brazil	3	4
Taiwan(*)	2	6
Italy	4	5
Switzerland	3	4
International	32	41
Total number of stores	**96**	**108**
Paris + Paris region	60,581	64,056
French regions	86,448	92,740
International	72,133	86,794
Selling area (sq.m.)	**219,162**	**243,590**
Fnac Service	146	144
Fnac Junior	23	23
Surcouf	3	4

(*) In joint-venture.

Printemps

Printemps is one of the leading department stores in Paris, through its flagship store on Boulevard Haussmann, with 43,000 sq.m. of selling area. Located near the Saint Lazare station and the Madeleine church, in a rapidly changing strategic district in the heart of one of Europe's main business areas, it attracts not only a domestic but also an international clientele.

Changes in sales (in € million) and operating margin (as a % of sales)


807
856
889
934
919
2.6%
3.8%
4.2%
2.8%
2.8%
1999*
2000
2001
2002
2003

(*) Accounting standards applied in 2000.

In a sluggish consumer climate, Printemps managed to maintain its 2003 operating income at a level comparable to that of 2002.

Printemps also has four stores in the Paris area, and another twelve in France's major cities.

Printemps has a wide and varied product offering showcasing the major brands, including hundreds on an exclusive basis, through various departments, such as Men's Fashionwear, Women's Fashionwear, Lingerie, Beauty care, Home Furnishings and Accessories.

Market position

Located in the heart of major French cities, Printemps stores have a market share that is "right at the heart of the contemporary scene". These stores stand out from the competition with their constant attention to innovation and customer satisfaction.

Strategy

For the past three years, Printemps has marketed itself as the undisputed "shopping" location for Fashion, Beauty care and Home Furnishings. In 2003, Printemps pursued this strategy, paying closer attention to customer relations and to breaking new ground in terms of products, brands, sales concepts, sales drives and services, and to improving its profitability.

Reallocating selling area

In order to make the most efficient use of its selling area, Printemps has implemented a major programme to reallocate its selling area. It plans to reassign around 15% of selling area to the most profitable markets such as Fashion, Accessories and Beauty care and to reduce the space allotted to the least profitable departments, while preserving a typical department store multi-line product range. Between 2001 and 2003, the company expanded the Fashion, Accessories and Beauty

Breakdown of 2003 sales by product category


Leisure
4.7%
Home
12.7%
Apparel
48.8%
Accessories
33.8%

care selling areas by more than 8% (from 92,000 sq.m. to 100,000 sq.m.). This also involved the gradual elimination of the book and music departments and a reduction in the selling space allotted to Home Furnishings. The three-year plan calls for an additional wave of reallocations involving another 10,000 sq.m. of selling area.

Printemps Haussmann renovation

Located in a high-potential but highly competitive prime shopping area, the boulevard Haussmann Printemps store must constantly find new ways to appeal to customers by being both innovative and close to its customers. To that end, since 1999, Printemps has been carrying out a vast modernisation programme, yielding results such as the renovation of Printemps de l'Homme in 1999 and 2003 and Women's fashionwear in 2000 and 2002, Women's Shoes and the Luxury Goods department in 2001 and 2003 and the new Lingerie department in 2002. This programme continued in 2003 with the rearrangement of Home Furnishings and the opening of a new 4,000 sq.m. Beautycare department. Under this project, a total of around 95% of the Printemps Haussmann selling area was renovated.

Renovation of the Chain

All the stores in the Printemps chain are also gradually being renovated and redesigned. At year-end 2003, around 70% of the Printemps Chain's selling area had been modernised, and the programme will continue in 2004 and 2005. Every year, Printemps invests in renovation and in offering new brands in nearly all its stores.

Improving customer service

Printemps has developed new tools designed to put the customer at the heart of its concerns – training programmes for sales staff, customer satisfaction assessment, developing marketing approaches aimed at customer loyalty and increasing average purchases.

In addition to programmes to increase the appeal of its department stores, Printemps also continues to expand its specialised subsidiaries, Madelios, and the Sports division with Made in Sport and Citadium.

2003 highlights

In November, Printemps Haussmann opened the largest Beauty care department in the world with 4,000 sq.m. of selling area. This brand new format is arranged by department and covers two floors – one floor dedicated to makeup, fragrances and accessories, and another dedicated to beauty care. It offers over 210 brands, including 40 new brands and over 20 exclusive brands. With this format, the company predicts a 40% increase in sales by the Beautycare sector in the next two to three years (which currently accounts for 10% of total Printemps sales).

The company continues to apply its new format of rearranging stores by category, as in the case of the Lille store, the largest store in the Chain (9,859 sq.m. of selling area). The women's wear department was expanded and a designers' section was added, something previously found only at the Haussmann store.

In the subsidiaries, the Madelios store, which is dedicated entirely to Men's fashion wear and is located in the Madeleine district in Paris, was fully renovated and expanded (from 3,000 to 3, 800 sq.m.). Madelios targets conventional refined men and offers a full range of products for everyday needs (ready-to-wear, accessories, shoes, luggage, timepieces, stationery, eyewear, gifts, etc.).

Two stores were opened by Made in Sport in 2003 in Nîmes and Plan de Campagne in Marseille, raising to 20 the total number of stores in the Sports division.

Number of stores and selling area

	2002		2003	
	Number of stores	Selling area (sq.m.)	Number of stores	Selling area (sq.m.)
Directly-operated stores	18	147,600	18	148,465
of which Printemps Haussmann	*1*	*43,720*	*1*	*43,150*
French affiliates	9	30,820	7	24,874
International affiliates	2	16,200	2	16,200
Total Printemps	29	194,620	27	189,539

Other subsidiaries

	2002		2003	
	Number of stores	Selling area (sq.m.)	Number of stores	Selling area (sq.m.)
Citadium	1	6,200	1	6,200
Made in Sport	17	4,225	19	4,745
Madelios	1	2,938	1	3,800
Printemps Design (Beaubourg)	1	280	1	280

Redcats

Redcats is the number three home shopping company worldwide with 21 brands and a presence in 18 countries. The company represents a portfolio of well-known "multi-line" brands such as La Redoute, the leader in France, Ellos, which ranks number one in Scandinavia, and Empire, which ranks number five in Great Britain. It also has high growth potential brands in product categories or well-defined customer targets, such as each of the eight brands of Brylane (the third largest home shopping company in the United States), as well as Cyrillus, Vertbaudet, Somewhere, Daxon, Edmée, Celaia and La Maison de Valérie in France. Redcats markets and sells apparel and home furnishings & accessories.

Changes in sales (in € million) and operating margin (as a % of sales)


4,315
4,834
4,785
4,636
4,365
4.5%
4.9%
3.8%
4.7%
5.1%
1999*
2000
2001
2002
2003

(*) Accounting standards applied in 2000.

In 2003, market share gains stemming from brand differentiation policies and improved purchasing conditions helped to boost the company's operating income despite the decline in sales. The operating margin rose to 5.1%.

Market position

Redcats represents world class brands, which it markets through three Retail channels – catalogue sales, stores and websites. This unusual market position sets the company apart from other players in the industry on all of its markets. Each of these brands conveys well-defined values, making it easy for customers to identify clearly the Redcats name regardless of location.

With its strong presence in different parts of the world, Redcats is able to sell its brands faster on the global market and to make the best use of its resources. In 2003, the company gained market shares in France and in Europe, ahead of the other home shopping companies and also ahead of retail distribution and specialised distribution.

- In France, Redcats held a 26.6% market share in home shopping, against 26.2% in 2002. These market shares gains were fuelled mainly by the success of La Redoute and Vertbaudet (source: Fevad).
- In Great Britain, Redcats gained 0.3 of a percentage point in market share because of the robust performance of its French brands: La Redoute, Daxon and Vertbaudet.
- In Sweden, Redcats boosted its leading market position by gaining 0.4 of a percentage point with its Ellos and Josefssons brands.
- In the United States, Redcats successfully maintained its market share in an unusually competitive deflationary climate.

Breakdown of 2003 sales by company


Service companies
0.1%
La Redoute(*)
40.7%
Brylane
28.5%
Redcats
Nordic
6.9%
Redcats UK
6.6%
Specialised
companies
17.2%

(*) incl. La Maison de Valérie.

Breakdown of 2003 sales by product category


Other
8.5%
Household goods
13.5%
Furniture
5.7%
Technology
and leisure
6.0%
Other personal
accessories
4.1%
Apparel
62.2%

Strategy

In terms of further growth, Redcats will focus on the six strategic guidelines listed below:

Further emphasising the unique nature of each of its brands

As a brand manager, Redcats is careful to maintain the unique nature of each brand and to emphasise them as examples of its innovative offering. For that reason, La Redoute has divided its general catalogue into categories, and Ellos has introduced a special product range for senior citizens.

Improved customer targeting

Redcats introduced special programmes designed to attract new customers and also to better meet the needs of its best customers. The results are highly satisfactory. Redcats brought in 10% more new customers than in 2002, and the order rate from the best customers has risen for most brands.

Improving customer satisfaction

Plans were launched to improve performance in terms of service in the call centres, product shipping and availability, in order to meet the needs of increasingly demanding customers.

Making greater use of the multi-channel marketing approach

One of Redcats' most resounding successes in this area was the growth in Internet sales. The Internet has become a genuine source of growth, accounting for 14.1% of sales, or €614 million, 2.4 times more than in 2001. Aside from the advantages it offers in terms of customer service and attracting new customers, the Internet holds the promise of a profitable sales technology for the future. Furthermore, Redcats continued to expand its store network with the opening in 2003 of four Vertbaudet stores and one Somewhere store.

Breakdown of 2003 sales by distribution channel



E-commerce
14.1%
Home shopping
82.5%
Stores
3.4%

- 97 stores in France and abroad, including 23 La Redoute stores, 45 Cyrillus, 19 Somewhere and 10 Vertbaudet.
- 51 e-commerce sites.

Breakdown of 2003 sales by geographical area



France
45.7%
Other
25.4%
United States
28.9%

Developing new product categories

Expanding the product range beyond apparel, namely in the home and home decorating niche, has proved to be a powerful growth driver. In Europe, this led to the release of the Vertbaudet "Histoires de chambres" catalogue, the Ellos "Home Linen" catalogue and, in the United States, to a continuation of the Brylane strategy in home decorating with its "Brylane Home" and "Brylane Home Kitchen" catalogues. In 2003, other new catalogues were released, including Daxon UK's "Home", La Redoute's "Solutions Maison" and "Brylane Home Wishes".

Stepping up the pace of international growth

In this area, Redcats is backed by the power of its French brands (La Redoute, Daxon and Vertbaudet), which posted an increase of over 10% in international sales in 2003 (in comparable terms), and by the steady growth of Ellos and Josefssons in Scandinavia.

2003 highlights

Brylane further lowered its breakeven point, with the closing of one call centre, improvements in logistics and the signing of a new distribution agreement with UPS.

Redcats added to its purchasing system with the opening of offices in China, Bangladesh and Turkey.

Furthermore, Redcats began the process of upgrading its information systems with the implementation of an operating platform for its European mainframe computers and the introduction of Oracle Finance in the United States, Scandinavia, Great Britain and France.

Orcanta

Created in 1996, the Orcanta lingerie chain operates 64 stores in France. It differentiates itself from its competitors with its multi-brand, upmarket product range.

The lingerie market is unusually competitive, as it involves specialised chains, hypermarkets and department stores all vying for business. Orcanta focuses on improving its profitability through promotional activities, quality of service and shopping assistance.

In 2003, Orcanta had sales of €48 million, up 4.7% in actual terms.

Kadéos

Created in January 2000, Kadéos has become the European leader in gift vouchers in the B-to-B market in three years. Kadéos designs and markets a very wide array of gift vouchers accepted by over thirty companies in Europe, and twenty partners in France.

In 2003, Kadéos issued over €300 million in gift vouchers, representing an increase of over 20%. A total of 75% of its business is conducted in the B-to-B sector in France, with businesses and works councils. In this market, Kadéos has a 20% market share. In the retail market, which is now expanding rapidly, Kadéos issued €90 million in gift vouchers.

In 2003, the first European gift voucher was introduced, which is valid in all Pinault-Printemps-Redoute companies operating in six countries - France, Spain, Portugal, Italy, Belgium and Luxembourg.

Kadéos aims to be doing 20% of its business outside France within the next five years.

CFAO

Active in 29 African countries and six French Overseas Departments and Territories, CFAO is a leader in its core businesses –automobile and pharmaceutical distribution. Since 2002, the company has also been engaged in the retailing and distribution of new communications and information technology, with a specialised unit, CFAO Technologies.

Changes in sales (in € million) and operating margin (as a % of sales)


1,049
1,247
1,477
1,620
1,718
9.6%
8.8%
8.9%
8.9%
9.0%
1999*
2000
2001
2002
2003

(*) Accounting standards applied in 2000.

In 2003, CFAO continued its profitable growth despite an unstable situation in some African countries and winning new geographical markets.

In each of its businesses, CFAO offers its customers, two-thirds of whom are individuals, products and services that comply with international quality standards. CFAO is a benchmark brand in Africa and in the French Overseas Departments and Territories.

CFAO is the exclusive distributor of the main car companies such as: Toyota, Peugeot, Nissan, Renault, Mitsubishi, General Motors, Renault Trucks, Mercedes.

Market position

CFAO's chief peculiarity is the fact that it operates in markets reputed to be difficult. However, given the distribution of its various locations and the complementarity of its businesses, it has always been able to keep up a robust performance. In the past ten years, CFAO has tripled its sales in each of its businesses.

Its expertise in the field and its proven professionalism make it the preferred dealer for the largest international brands.

Strategy

Over the past five years, CFAO has applied a growth strategy in East Africa and North Africa. During this time, CFAO has created 10 new companies and made 14 acquisitions in 11 new countries, including Kenya, Tanzania, Morocco, Zambia, Algeria, the Democratic Republic of the Congo and Egypt.

North Africa, in particular, offers high growth potential: its markets are the largest on the continent, it has a modern infrastructure, and it has a special relationship with Europe, especially France. Furthermore, the CFAO structure, which is organised by core business, has yielded positive results.

Breakdown of 2003 sales by sector of activity


Technology
5%
Automobile
50%
Industry
and Trading
14%
Eurapharma
(Pharmaceuticals)
31%

Breakdown of 2003 economic sales by geographical area*


France
(export)
6%
French-speaking
sub-Saharan Africa
42%
North Africa
10%
French overseas
territories and
Indian Ocean
29%
English-speaking
sub-Saharan
Africa
13%

(*) Including companies accounted for by the equity method.

Automobile distribution: network development and increased market share for a leading company

With an already substantial market share in West Africa as well as East and Central Africa, CFAO is counting on the vitality of North Africa as a further growth driver. Established in Algeria since 2000 with the General Motors brands (Opel, Chevrolet and Isuzu), CFAO has created one of the country's first networks. In Morocco, where CFAO bought Isuzu Maroc, it is aiming for a 5% market share by 2005.

In each of its automobile subsidiaries, CFAO is continuing to apply its policy of differentiation. The "CliO" programme provides its customers with a wide array of services reflecting the best international standards. With systematic performance evaluations, permanent in-house training of staff and regular investments in cutting edge technology, CFAO is the leading automobile distributor in its region.

Pharmaceutical distribution: breakdown of services offered to laboratories and doctors' offices

For the past three years, Eurapharma has focused its strategy on expanding its service offering, upstream and downstream of pharmaceutical retailing. After the establishment in 2000 of E.P.DIS, a platform for outsourcing the laboratory export function, Eurapharma stepped up its growth in pharmaceutical promotional activities (DEPHI) and medical promotion (Ethica). To supplement this system, Eurapharma introduced Euralab in 2003. This operating pharmaceutical laboratory buys the marketing rights from other laboratories for products those companies are planning to stop selling in Africa.

Under the "CliO" programme, Eurapharma established an exclusive extranet for its pharmacist customers to give them practical data on their orders, as well as scientific and technical data in real time.

Distribution of new communications and information technology: growing the network and expanding the services offering

CFAO Technologies offers its customers – corporations and government agencies – a full range of items in communications and information technology, from maintenance assistance to installation and implementation. As a distributor for major companies (IBM, Cisco, Motorola, Lexmark, Sharp, etc.), CFAO Technologies is structured around three divisions – Solutions (Information systems, Telecommunications and Networks), Equipment (elevators), and Products (Office automation, air-conditioning). Formed in 2002, CFAO Technologies is already established in eight countries (Algeria, Burkina Faso, Cameroon, Ivory Coast, Gabon, Mali, Nigeria and Senegal). These eight subsidiaries now offer products in 17 African countries (West, Central and North Africa) and pool cutting edge capacities from country to country. CFAO Technologies has 1,100 employees and accounts for 5% of CFAO sales revenues.

2003 highlights

In automobiles, CFAO acquired Isuzu Maroc and launched Chevrolet (General Motors) in Algeria. In late 2003, a distribution agreement was signed with Mitsubishi in Ghana, another addition to the CFAO system, which already distributes the Renault and Dacia brands in that country.

In pharmaceuticals, with its Egyptian subsidiary Ibn Sina Laborex, Eurapharma opened a new main warehouse in Obour, north of Cairo. In 2003, the company grew faster and expanded its network, surpassing its initial objective of 10% of market share.

In new technologies, CFAO assisted with the launch of its subsidiaries through its Open Days, involving all its major suppliers in five countries: Senegal, Cameroon, Gabon, Mali, and Burkina Faso.

In 2003, CFAO Technologies completed the following major infrastructure projects:

- The Solutions division centralised the business applications of twenty Société Générale branches in Ivory Coast and wired the entire country with Gabon Telecom, following the connection to the SAT 3 network.
- The Equipment division installed 62 elevators (up 9% from 2002) in 38 different projects. Specifically, it renovated and upgraded all the elevators, escalators and lugging handling areas at the Lagos airport in Nigeria.
- The Products division renovated all the office automation software of the Bolloré group in Cameroon and trained 640 of its employees.

Rexel is the world leader in the distribution of electrical equipment, with sales of €6,658 million and a presence in 29 countries. It plays a crucial role in relations between manufacturers and professionals in the construction, maintenance and renovation business, offering its customers (electrical contractors, major accounts or small or mid-sized businesses in the residential, industrial and services markets) services tailored to their needs. In addition to its extensive offering in installation equipment, lighting, air conditioning, security, pipes and wiring, it provides genuine added value in terms of overall service and technical expertise.
With the plan to dispose of Rexel, the strategic shift aimed at focusing Pinault-Printemps-Redoute on activities centred on the individual customer will be complete.

Changes in sales (in € million) and operating margin (as a % of sales)



5,514
7,110
7,958
7,374
6,658
6.0%
5.8%
5.0%
4.0%
3.7%
1999*
2000
2001
2002
2003

(*) Accounting standards applied in 2000.

In a continuing market downturn, Rexel's 2003 operating margin improved significantly in the second half of the year, reflecting the increased margin and lower costs, resulting from restructuring operations introduced in 2002.

Market position

With a 7.2% worldwide market share, Rexel is the leader in a market estimated at €135 billion (source: EMR - Euro Marketing Research). The highly fragmented market, the technical trends in electrical equipment and growing consumption both by mature countries and by high-potential countries (in Asia, Eastern Europe and Latin America) hold out major growth opportunities for Rexel after the economic downturn. Rexel benefits from its position as a "pure player" and outstanding regional and international geographical coverage, with close to 1,700 outlets. Sonepar, Graybar, Wesco and Hagemeyer are Rexel's main rivals in a market which is still highly fragmented.

Strategy

In addition to taking steps to reorganise and adjust to the economic climate, Rexel succeeded in consolidating its market share in 2003, and posted significant earnings, owing to the responsiveness and expertise of its staff. In 2004, the group is continuing to pursue its overall strategy aimed at improving margins and enhancing its market share as a leading global company. It has selected the following areas for growth:

Greater market share

Rexel hopes to increase its market share with small and medium-sized installers and in the residential markets – both drivers of growth.

In terms of market share, Rexel is expanding in areas where it is already active and is targeting local market shares of over 20%.

Breakdown of 2003 sales by product category



Industrial equipment 7%
Tools 2%
Lighting 16%
White and brown goods 2%
Security and communication 7%
Wires, ducts and cables 23%
Domestic equipment 43%

Breakdown of 2003 sales by geographical area



Asia and Oceania 7%
Europe excl. France 28%
Americas 36,8%
France 28.2%

It hopes to consolidate its still moderate market share in some European countries and high-potential regions of the United States and to achieve greater market penetration in high-growth areas such as Eastern Europe, South Asia and China, using methods such as targeted acquisitions for external growth.

Customer-focused products and services

Adapting its products and services offering to the special needs of the different markets is a major driver of growth for Rexel. To that end, it is developing closer partnerships with its suppliers and a more selective products approach with high value-added products, such as lighting, security and data communications.

Constantly adapting logistics and information systems to local environments

The geographical and commercial features of countries call for a local approach by logistics units. In England, the national centre was closed in 2003 for redeployment in seven regional centres. The ongoing job of beefing up the logistics system continues in accordance with territorial requirements.

At the same time, the job of integrating information systems and their interoperability continued, in France and the United States, in particular.

Human resources development

Initiated in 2003, the move to streamline the Rexel structure calls for local management and brings the customer into the core of the Group. Rexel, through its schools and special training programmes, seeks to bolster the managerial and technical ability of its employees in a process of continuous improvement.

2003 highlights

In a global economic downturn, Rexel successfully completed two tasks – consolidating its market share and completing a major reorganisation aimed at improving profit margins through cost cutting, adapting logistics, and changing information systems. The year 2003 also saw renewed emphasis on increasing sales, which will become fully effective in 2004.

As part of its goal of focusing capital used in its core business as an electrical equipment distributor, Rexel sold its three specialised electronic securities businesses, Gardiner Group, Stentorius and JLD to the Electra Partners investment fund for €112 million. At the same time, Rexel is continuing to expand in the security market with its traditional customers through its Citadel concept created in 2000.

In June, Rexel successfully completed a €417 million capital increase. The success of this transaction has boosted the company's capacity for further development both in terms of organic growth and its ability to exploit new opportunities for targeted external growth. It has also helped to bolster its financial structure, with shareholders' equity increasing from €1,024 million to €1,384 million and net indebtedness reduced by €425 million, or a ratio of 31%.

Number of outlets

	2002	2003
Europe	1,005	908
Americas	544	530
Oceania + Asia	255	259
Total	**1,804**	**1,697**

1. Foreword

Definition of "New PPR" and business divisions

In 2003, the Group pursued its strategic shift in order to focus on the individual customer, via its Retail and Luxury Goods divisions. This strategy has resulted in a restructuring of the Group's divisions:

- the Luxury Goods division is comprised of the Gucci Group companies;
- the Retail division includes Conforama, Fnac, Mobile Planet, Printemps, Redcats, Orcanta, Kadéos, CFAO and Redcats' consumer credit business in the UK and Scandinavia;
- the Rexel group is presented separately from the Luxury Goods and Retail divisions;
- other businesses include the companies sold during the 2002 and 2003 financial years: Pinault Bois & Matériaux, Guilbert, and the consumer credit business.

In parallel with these changes, and in order to enhance the transparency of the Group's results within its new structure, the Group has introduced the concept of the "New PPR", which covers the Luxury Goods division, the Retail division and the holding companies and cross-functional departments ("Holding companies and others").

Definition of the concepts of comparable and pro forma figures

Pro forma

To facilitate a comparison between the financial years ended December 31, 2003 and December 31, 2002, pro forma income statements were drawn up in line with the following principles:

- companies sold or no longer consolidated in 2003 or 2002 were deconsolidated as from January 1, 2002;
- companies acquired and fully consolidated for the first time in 2003 or in 2002 were consolidated on a full-year basis in 2003 and 2002;
- for foreign subsidiaries, the 2002 income statement items were translated at the average exchange rate for 2003.

Comparable

When reporting on its sales, the Group uses the concept of "comparable" figures, which makes it possible to assess its organic growth. The concept of "comparable" sales figures entails restating 2002 sales, taking account of:

- the impact of changes in Group structure in 2002 or 2003;
- translation differences relating to foreign subsidiaries' 2002 sales;
- the impact of calendar impacts for 2002 and 2003.

2. 2003 highlights

Increase in the Group's stake in the Luxury Goods division

The Group continued to increase its stake in the Gucci Group in 2003: as of December 31, 2003, the Group held a 67.58% stake in the Gucci Group, compared with a stake of 54.38% at December 31, 2002. This entailed a financial investment of €1,223.4 million.

Continued divestment in the business-to-business segment

During the past year, the Group pursued its policy of divestment in the business-to-business segment. In May 2003, it sold the Guilbert companies to the US Office Depot Group at an enterprise value of €815 million (the buyer will pay the Group an additional €40 million if the Office Depot share price exceeds $20 during five consecutive days within 18 months as from May 23, 2003). In June, the Group sold Pinault Bois & Matériaux to Wolseley, a UK group, at an enterprise value of €565 million.

Partial acquisition of the second tranche of the Credit and Financial Services division by Crédit Agricole S.A.

To accelerate Crédit Agricole S.A.'s further involvement in the consumer credit business, the Group sold 14.5% of its Credit and Financial Services division to Crédit Agricole S.A. in December 2003 for €371.6 million.

This sale falls within the scope of the agreement signed in December 2002, which initially provided for Crédit Agricole S.A. buying an additional 29% from the Group during the first quarter of 2004. As a result, Crédit Agricole S.A. will purchase the remaining 14.5% at the end of the first quarter of 2004, bringing its stake to 90%, in line with the initial agreement.

3. 2003 activity and results

Sales

Consolidated sales totalled €24,360.8 million in 2003, down by 11% on the previous year. This change in actual sales is broken down by division as follows:

(IN € MILLION)	2003	2002	Change (%)
Luxury Goods	2,560.5	2,541.7	+0.7%
Retail	13,903.2	13,761.3	+1.0%
"New PPR"	16,463.7	16,303.0	+1.0%
Rexel	6,658.4	7,374.4	-9.7%
Miscellaneous	1,268.8	3,756.8	-66.2%
Inter-company eliminations	(30.1)	(58.8)	N/A
Consolidated total	**24,360.8**	**27,375.4**	**-11.0%**

The change in sales was due to the net negative impact of changes in Group structure totalling €2,479.3 million. Of this amount, €1,117 million came from the sale of Guilbert, €579.4 million from the sale of Pinault Bois & Matériaux, and €750.5 million from the disposal of the consumer credit business.

2003 sales also include a negative impact of exchange rate movements totalling €991.5 million. Of this amount, €658.3 million relate to the depreciation of the US dollar against the euro, and €120.6 million to the depreciation of British pound sterling against the euro. The remainder of the negative impact of exchange-rate movements principally stemmed from the depreciation of the Canadian dollar, the yen and the Nigerian naira against the euro.

The calendar impact, which measures the actual number of selling days' in 2003 compared to the previous year, resulted in a positive impact of €22.8 million for 2003.

On the basis of a comparable Group structure, exchange rates and number of selling days, the breakdown of sales by division is as follows:

(IN € MILLION)	Comparable 2002 (1)	Change	2003 actual	Change (%)
Luxury Goods	2,429.9	130.6	2,560.5	+5.4%
Retail	13,425.0	478.2	13,903.2	+3.6%
"New PPR"	15,854.9	608.8	16,463.7	+3.8%
Rexel	6,848.0	(189.6)	6,658.4	-2.8%
Miscellaneous	1,278.0	(9.2)	1,268.8	-0.7%
Inter-company eliminations	(53.5)	23.4	(30.1)	NA
Consolidated total	**23,927.4**	**433.4**	**24,360.8**	**+1.8%**

(1) 2003 structure, exchange rates and number of selling days.

On the basis of a comparable structure, exchange rates and number of days, Group sales increased by 1.8%, mainly due to a sustained rise (3.8%) in "New PPR" sales and a slight decline of 2.8% in Rexel's business.

Sales by geographical area

Actual sales by geographical area break down as follows:

(IN € MILLION)	2003	2002	Change (%)
France	11,036.1	12,642.2	-12.7%
Europe excl. France	6,011.8	6,724.1	-10.5%
Americas	4,508.5	5,261.7	-14.3%
Africa	1,315.1	1,229.3	+7.0%
Oceania	634.4	614.7	+3.2%
Asia	854.9	903.4	-5.4%
Consolidated total	**24,360.8**	**27,375.4**	**-11.0%**

Bearing in mind the significant changes in Group structure over the past two years and exchange rate trends, these figures only provide a partial reflection of organic growth. On a comparable basis (structure, exchange rates and number of selling days), sales increased by 1.6% in France, 2.6% in Europe excluding France, 10.2% in Africa, and 2.3% in Oceania. Sales fell by 1% in the Americas and by 0.4% in Asia.

The percentage of the Group's sales abroad increased considerably during the year, to 54.7%, compared with 53.8% in the previous year. In the "New PPR" structure, business outside France accounted for 49.9% of sales, down from 50.8% in the previous year, at current exchange rates, and 49.2% on a comparable Group structure and exchange rate basis.

Sales by product category

(IN € MILLION)	2003	2002	Change (%)
Personal apparel/Accessories	6,356.1	6,574.5	-3.3%
Electrical/Electronic Goods	6,514.0	7,231.9	-9.9%
Household Goods	5,860.9	5,630.8	+4.1%
Leisure/Culture	1,951.3	1,918.2	+1.7%
Services/Royalties	817.2	841.5	-2.9%
Vehicles	779.1	710.7	+9.6%
Construction Materials	778.8	1,308.3	-40.5%
Office Supplies	550.4	1,702.2	-67.7%
Pharmaceutical Logistics	537.0	483.3	+11.1%
Food	156.1	171.0	-8.7%
Credit and Financial Services	59.9	803.0	-92.5%
Consolidated total	**24,360.8**	**27,375.4**	**-11.0%**

Sales by product category reflect the Group's strategy of refocusing on the individual customer. This is shown in factors such as the sharp fall in office supplies, construction materials and credit and financial services, following the sale of Guilbert, Pinault Bois & Matériaux, and the consumer credit business in 2002 and 2003, respectively.

The product categories falling within the "New PPR" structure – personal apparel/accessories, household goods, leisure/culture, services/royalties, vehicles and pharmaceutical logistics – accounted for 66.9% of the Group's consolidated sales, as compared to 59% in the previous year.

Sales by retail format

(IN € MILLION)	2003	2002	Change (%)
Stores	9,045.3	8,840.5	+2.3%
Mail-order	4,405.8	4,969.7	-11.3%
Credit and Financial Services	59.9	803.0	-92.5%
B-to-B Networks	9,609.7	11,474.4	-16.3%
Other	1,240.1	1,287.8	-3.7%
Consolidated total	**24,360.8**	**27,375.4**	**-11.0%**

Growth in store sales reflects the dynamism of this retail format in the Luxury Goods and Retail divisions, which now accounts for 37.1% of Group sales, up from 32.3% the previous year.

The 2003 net sales contribution due to store openings/closures in the Luxury Goods and Retail divisions totalled €206.8 million (€144.9 million in 2002).

Sales trends for other retail formats were primarily due to the impact of changes in Group structure.

Internet sales

The Group's Internet sales totalled €933.4 million, up by 12.2% on the previous year. Companies in the Retail division recorded Internet sales of €751.7 million, an increase of 52.7% on the previous year. E-commerce accounts for 5.4% of the Division's total sales.

Gross Margin

The Group's 2003 gross margin declined by 13.3%, to €9,181.9 million, versus €10,589.8 million in 2002. The Group's gross margin was 37.7%, down 1 point compared to 2002.

The actual and pro forma gross margins for the various divisions are as follows:

	Actual		Pro forma	
(AS % OF SALES)	2003	2002	2003	2002
Luxury Goods	67.1%	69.0%	67.1%	69.0%
Retail	39.1%	39.4%	39.1%	39.2%
"New PPR"	43.4%	44.0%	43.4%	43.8%
Rexel	24.8%	24.6%	24.7%	24.6%
Miscellaneous	31.5%	42.7%		
Consolidated gross margin	**37.7%**	**38.7%**	**38.1%**	**38.0%**

On a pro forma basis, the Group's gross margin increased by 0.1% point, to 38.1%. This reflected the Group's ongoing efforts to improve procurement terms in a challenging environment.

Payroll expenses and other operating expenses

The Group's payroll expenses amounted to €3,503.8 million in 2003. In actual terms, they were down by 9.3% on 2002, whereas actual sales fell by 11% over the same period.

On a pro forma basis, payroll expenses rose slightly by 2.7%. Productivity, which measures payroll expenses compared to gross margin, fell by 0.2 points on a pro forma basis as compared with 2002, to 37.6%. This deterioration in productivity was also apparent, in similar proportions, in the "New PPR" structure.

The average number of employees stands at 100,779 down by 7.1% over the year. Excluding the impact of the Group's disposals in 2002 and 2003, the average number of employees increased slightly (up 0.8%). The number of staff employed at year-end fell by 9.8%, mainly through structural changes and staff cuts as a result of the restructuring measures at Rexel.

Other operating income and expenses include marketing and advertising investments and miscellaneous operating expenses (transport, buildings, IT, etc.). They fell by 11.7% in actual terms, and account for 16.1% of Group sales. The increase of 3.4% in this item on a pro forma basis was chiefly due to the development strategy of companies in the Luxury Goods division, particularly between November 2002 and January 2003.

Operating amortisation expenses stood at €456.4 million in 2003, versus €454.9 million in 2002.

EBITDA

Earnings before interest, tax, depreciation and amortisation of fixed operating assets (EBITDA) stood at €1,753.2 million in 2003, down 23.2% on 2002.

Actual and pro forma EBITDA per Division is broken down as follows:

(IN € MILLION)	Actual 2003	Actual 2002	Actual Change (%)	Pro forma 2003	Pro forma 2002	Pro forma Change (%)
Luxury Goods	366.4	416.3	-12.0%	366.4	397.6	-7.8%
Retail	1,012.7	1,003.3	+0.9%	1,012.7	983.1	+3.0%
Holdings companies and others	(9.7)	(9.9)	+2.0%	(9.7)	(10.0)	+3.0%
"New PPR"	1,369.4	1,409.7	-2.9%	1,369.4	1,370.7	-0.1%
Rexel	299.1	348.6	-14.2%	293.9	320.3	-8.2%
Miscellaneous	84.7	523.5	NS			
Consolidated EBITDA	**1,753.2**	**2,281.8**	**-23.2%**	**1,663.3**	**1,691.0**	**-1.6%**

On a pro forma basis, the "New PPR" structure generated EBITDA of €1,369.4 million, which is virtually identical to the figure for the previous year. The 7.8% fall in the Luxury Goods division's pro forma EBITDA was due particularly to the negative impact of the economic climate in the second half of the year (the war in Iraq and the SARS epidemic in Asia) on the Luxury Goods sector as a whole. The 3% rise in the Retail division's pro forma EBITDA was mainly due to Redcats' outstanding performance in 2003.

Operating income

Group operating income totalled €1,296.8 million in 2003, down 29% on 2002.

Actual and pro forma operating income per Division was as follows:

(IN € MILLION)	Actual 2003	Actual 2002	Actual Change (%)	Pro forma 2003	Pro forma 2002	Pro forma Change (%)
Luxury Goods	237.9	308.5	-22.9%	237.9	294.5	-19.2%
Retail	754.2	763.5	-1.2%	754.2	747.5	+0.9%
Holding companies and other	(12.1)	(12.7)	+4.7%	(12.1)	(12.8)	+5.5%
"New PPR"	980.0	1,059.3	-7.5%	980.0	1,029.2	-4.8%
Rexel	248.0	292.0	-15.1%	243.7	267.8	-9.0%
Miscellaneous	68.8	476.6	NS			
Consolidated total	**1,296.8**	**1,826.9**	**-29.0%**	**1,223.7**	**1,297.0**	**-5.7%**

The decrease in operating income in the Luxury Goods division was largely due to the fact that the second quarter (February-April 2003) was marked by international events (the war in Iraq and the SARS epidemic in Asia) that weighed extremely heavily on the sector as a whole.

The pro forma growth in operating income in the Retail division was largely due to the outstanding performance by Redcats and CFAO during the year.

The decline in Rexel's operating income was limited to 9% in pro forma terms, in an environment (electrical retail sector) that was especially hard hit in the first six months by the cut-back in business spending in North America and Europe.

The Group operating margin fell to 5.3% in 2003, compared with 6.7% in 2002.

The actual and pro forma operating margin per Division breaks down as follows:

	Actual		Pro forma	
(AS % OF SALES)	2003	2002	2003	2002
Luxury Goods	9.3%	12.2%	9.3%	12.1%
Retail	5.4%	5.6%	5.4%	5.6%
"New PPR"	6.0%	6.5%	6.0%	6.5%
Rexel	3.7%	4.0%	3.7%	4.0%
Miscellaneous	5.4%	12.8%	–	–
Consolidated operating income	**5.3%**	**6.7%**	**5.3%**	**5.8%**

The drop in the Group's pro forma operating margin was mainly due to the development of certain brands in the Luxury Goods division (Yves Saint Laurent, Boucheron, Bottega Veneta, Alexander McQueen, Stella McCartney), which was reflected in a significant increase in their commercial investments.

The fact that the operating margin in the Retail division fell to 5.4% of sales in pro forma terms was mainly a result of the impact of the product mix on Fnac's gross margin, and the costs of the increased international sourcing at Conforama.

The Group's operating income by geographical area was as follows:

(IN € MILLION)	2003	2002	Change (%)
France	503.1	856.3	-41.2%
Europe excl. France	300.0	389.8	-23.0%
Americas	159.5	240.5	-33.7%
Africa	96.2	91.5	5.1%
Oceania	45.9	44.4	3.4%
Asia	192.1	204.4	-6.0%
Consolidated total	**1,296.8**	**1,826.9**	**-29.0%**

Net financial expenses

The Group's net financial expenses fell to €313.6 million in 2003, versus €414.6 million in 2002, which represents a decrease of 24.4%.

The marked improvement in the Group's financial results was due, inter alia, to the reduction in the Group's average funding rate and the decrease in average indebtness as a result of the net resources generated by the asset disposals programme that started in 2002 and continued in 2003.

Interest rates on the Group's net borrowings averaged 3.4% in 2003, down by 20 basis points on the previous year.

The debt coverage ratios of financial costs represented 4.1 times operating income and 5.6 times EBITDA.

Non-recurring income and charges

The Group's non-recurring charges amounted to €31 million in 2003.

The net proceeds of disposals of assets totalled €66.5 million. This includes items such as net pre-tax income on disposal of operating assets of €31.4 million, the pre-tax loss on the disposal of Guilbert's "Contract" division for €264.1 million, the pre-tax capital gain of €96.4 million on the sale of Pinault Bois & Matériaux, and the pre-tax capital gain on the sale of an additional 14.5% of the consumer credit business for €190.3 million.

Restructuring costs for the year totalled €73.8 million, including €17 million in the Luxury Goods division, €19.6 million in the Retail division (including holding companies) and €35.1 million for Rexel.

Litigation costs and legal fees amounted to €25.8 million, including provisions for potential tax liability in respect of Rexel totalling €15.2 million.

Other non-recurring items included income from the write-back of the provision in respect of the adjustment in the value of Pinault-Printemps-Redoute treasury shares to the average price for December 2003 (€77.96) in the amount of €22.5 million.

Corporate tax

The Group's income tax charges amounted to €143 million in 2003. This included a tax saving of €67.5 million relating to non-recurring items for the year, including a tax gain of €153.2 million relating to the capital loss on the disposal of Guilbert, and a tax charge of €98.7 million relating to capital gains tax on the sale of Pinault Bois & Matériaux and the additional 14.5% tranche of the Credit and Financial Services division.

Excluding net non-recurring items, the effective tax rate stood at 21.4% in 2003, compared with 27.7% in 2002.

The sharp fall in the effective tax rate on income from operating activities was mainly due to the reduction in the effective tax charge in the Luxury Goods division. Excluding the Luxury Goods division, the effective tax rate, excluding net non-recurring items, was 29.57%, compared with 30.06% in 2002.

Net income of consolidated companies

Consolidated companies' net income amounted to €809.2 million, compared to €1,984.6 million in 2002.

Income from equity affiliates

Equity affiliates posted profits of €54.9 million in 2003, compared with losses of €5.8 millions in 2002. This marked increase was mainly due to the fact that the Credit and Financial Services division was consolidated under the equity method in 2003. The percentage stake stood at 39% between January 1 and November 30, 2003, and was reduced to 24.5% as from December 1, 2003.

Amortisation of goodwill

Amortisation of goodwill represented €119.3 million, compared to €234.3 million the previous year. Excluding the impact, in 2002, of booking a non-recurring amortisation of €84.5 million relating to the goodwill on Guilbert, the fall in amortisation was 20.4%. This mainly represents the impact of disposals in 2002 and 2003.

Minority interests

Minority interests amounted to €100.2 million, down from €155.3 million in 2002. This was mainly due to the sizeable increase in Pinault-Printemps-Redoute's stake in Gucci Group, combined with the fall in Gucci Group's net income.

Net income

Group net income after amortisation of goodwill amounted to €644.6 million in 2003, compared to €1,589.2 million in 2002.

Group net income before amortisation of goodwill was €755 million in 2003, down from €1,813.1 million the previous year.

Net earnings per share

The weighted average number of Pinault-Printemps-Redoute shares was 120.8 million in 2003 compared to 121.9 million in 2002. The weighted average number of fully diluted shares was 131.1 million compared to 127.2 million in 2002.

Net earnings per share after amortisation of goodwill stood at €5.34, compared to €13.04 in 2002.

Excluding net non-recurring items, net earnings per share amounted to €4.75, compared to €5.52 in 2002. Fully diluted net earnings per share excluding non-recurring items were €4.54 compared to €5.37 in 2002.

4. Analysis of performance by Division

Luxury Goods division

(IN € MILLION)	Actual 2003	Actual 2002	Actual Change (%)	Pro forma 2003	Pro forma 2002	Pro forma Change (%)
Sales	2,560.5	2,541.7	+0.7%	2,560.5	2,429.9	+5.4%
Of which:						
France	245.8	225.6	+9.0%	245.8	225.6	+9.0%
Europe excl. France	881.8	844.9	+4.4%	881.8	832.4	+5.9%
Americas	559.3	552.2	+1.3%	559.3	496.1	+12.7%
Africa	4.4	2.3	+91.3%	4.4	2.3	+91.3%
Oceania	28.2	30.0	-6.0%	28.2	29.3	-3.8%
Asia	841.0	886.7	-5.2%	841.0	844.2	-0.4%
EBITDA	366.4	416.3	-12.0%	366.4	397.6	-7.8%
Net cash provided by operating activities(*)	176.6	319.4	-44.7%		-	-
Gross operating investments(**)	257.7	388.4	-33.7%		-	-

(*) Net cash from operating activities.
(**) Acquisitions of tangible and intangible fixed assets.

Pro forma sales in the Luxury Goods division increased by 5.4% over the year as a whole, with a marked surge (9.2%) between August and October 2003. This reflects the Division's long-term growth potential.

Gucci: on a pro forma basis, the Gucci division's sales remained virtually flat over the year (-0.2%), but there was a very positive trend at the end of the period. This included a significant increase (9.5%) in the last consolidated quarter (August-October 2003), as a result of increased retail sales of leather goods and shoes. Gucci opened 20 new shops in 2003 representing a total additional selling area of some 6,500 sq.m.; this included ten new shops in Asia, three in the Americas and six in Europe.

Yves Saint Laurent: Yves Saint Laurent's pro forma sales rose by a healthy 18.3% over the year. Yves Saint Laurent continued to expand its range of leather goods. This included the *Saint Tropez* handbag and the *Cassandra* range as part of the Autumn/Winter collection. During the year, Yves Saint Laurent opened 13 shops with a total surface area of more than 6,000 sq.m., including seven shops in Asia. It finalised the renovations at its flagship Paris store and enlarged its London shop.

YSL Beauté: Yves Saint Laurent Beauté's pro forma sales increased by 10% over the year, with a rise of 9.8% in the last quarter alone. The campaigns undertaken to make the brand more top-of-the-range are bearing fruit. For instance, Yves Saint Laurent Beauté launched *Stella*, the first fragrance from Stella McCartney, and Alexander McQueen's *Kingdom*. Both products turned in excellent performances.

Other brands: Bottega Veneta's sales surged by 48%, on a pro forma basis, in 2003, largely driven by business in the Americas and Asia. Sergio Rossi sales were flat. Sales of Alexander McQueen and Stella McCartney products increased by a factor of 2.5 and 2.6, respectively.

EBITDA amounted to €366.4 million, which represents a fall of 7.8% on the previous year in pro forma terms.

Net cash provided by operating activities in the Luxury Goods division was down by 44.7% due to the decrease in EBITDA and the net financial expense, and also as a result of the increased working capital requirements due to factors such as the increase in stock levels in late October 2003.

The decline in gross operating investments compared to the previous year reflects the slowdown in shop openings in line with the Group's strategy.

Retail division

(IN € MILLION)	Actual			Pro forma		
	2003	2002	Change (%)	2003	2002	Change (%)
Sales	13,903.2	13,761.3	+1.0%	13,903.2	13,395.1	+3.8%
Of which:						
France	7,998.6	7,795.1	+2.6%	7,998.6	7,806.4	+2.5%
Europe excl. France	2,942.2	2,812.3	+4.6%	2,942.2	2,737.4	+7.5%
Americas	1,496.9	1,776.5	-15.7%	1,496.9	1,511.3	-1.0%
Africa	1,310.7	1,227.0	+6.8%	1,310.7	1,190.6	+10.1%
Oceania	147.5	140.6	+4.9%	147.5	140.6	+4.9%
Asia	7.3	9.8	-25.5%	7.3	8.8	-17.0%
EBITDA	1,012.7	1,003.3	+0.9%	1,012.7	983.1	+3.0%
Net cash provided by operating activities(*)	704.7	577.4	+22.0%		-	-
Gross operating investments(**)	362.8	321.0	+13.0%		-	-

(*) Net cash from operating activities.
(**) Acquisitions of tangible and intangible fixed assets.

In the Retail division, pro forma sales increased by 3.8%, and comparable sales by 3.6%, over the year as a whole. EBITDA was up by 3% in pro forma terms, and net cash provided by operating activities rose by 22%.

Conforama: in comparable terms, Conforama's sales rose by 2.1% in 2003.

In France, the decline in the company's business was limited to 0.4% over the year, due to its dynamic commercial approach in a very difficult market, particularly in furniture and furnishings. In 2003, Conforama upgraded its format in France. This included the adoption of a new logo and a new in-store customer path. The eleven stores renovated in line with the new format posted very encouraging initial results, with growth in the last quarter considerably higher than for old-format shops. A further thirty stores in France are scheduled for renovation in 2004. The company is to open four new stores in France in 2004.

Conforama saw further success outside France, with sales up by 7.2% in 2003. The major factors behind the growth in business included the very strong 2003 performance of Conforama stores in Spain (+20.5%), Portugal (+11.4%), Poland (+9.8%) and Switzerland (+4.2%), despite the difficult macro-economic climate. The company opened four new stores abroad in 2003 (at Grancia in Switzerland, Pampelone and Oviedo in Spain and Albufeira in Portugal), all under the new format. Sales by Emmezeta, the company's Italian subsidiary, were up by 4.9% in Italy, against a gloomy economic backdrop, and by 24.4% in Croatia. Three new Emmezeta shopping centres were opened in 2003, at Padua in Italy and at Osiek and Split in Croatia. The company is to open three new outlets in Spain in 2004, along with the first Conforama outlet in Italy.

Fnac: in comparable terms, Fnac's sales expanded by 7.6% in 2003.

In France, Fnac's business grew by 3.3%. Sales of consumer electronic products increased by 6.1% (+9.8% in the last quarter). Photography saw a spectacular rise (+18.8% for the year, and +23.9% in the last quarter), as a result of the growing popularity of digital equipment. TV and video sales recovered sharply, with growth of 9.8% in the fourth quarter, bringing annual growth to 1.4%. The personal computer segment posted sharp growth in the fourth quarter (+10.2%) and a 5.7% increase over the year. Sales of books and music increased by 2.3% in the fourth quarter, and by 0.8% over 2003 as a whole. Book sales rose by 5.1% in the last quarter, and by 3.5% over the year. Despite the sluggish music market, CD and DVD sales increased slightly, limiting the fall to 1.2% over the year as a whole, with a positive trend in sales in the last quarter. In France, books and music accounted for 45% of sales in 2003, as against 46% in 2002, and consumer electronic products for 55% of sales, compared to 54% in 2002.

Three stores were opened – at Chartres, Evry and Grenoble – in 2003. The Bordeaux store was moved and extended, and the Forum des Halles store was expanded by 1,700 sq.m. In 2004, Fnac intends to open two new outlets in France, in Lorient and Perpignan.

The French subsidiaries posted growth of 18.1% over the year as a whole. Surcouf recorded an increase of 26.9%, while the children's wear division, boosted by dynamic sales at Eveil & Jeux, registered a 5.2% increase in sales. Fnac.com sales were boosted by the 85.6% growth in sales of consumer electronic products, and rose by 48.8% in 2003. The site now ranks as the ninth largest Fnac 'store' in France.

On a comparable basis, Fnac's sales abroad increased by 15.4% for the year as a whole. Foreign sales accounted for 24.7% of Fnac's store sales in 2003, up 2%points on the 22.7% figure for 2002. This remarkable performance confirms the company's successful expansion abroad. Five new stores were opened outside France in 2003 – in Naples (Italy), Marbella (Spain), Porto (Portugal), Fribourg (Switzerland) and Sao Paulo (Brazil). This brings the total number of stores abroad to 35 (excluding the joint-venture in Taiwan). Fnac posted significantly higher sales in Spain (11.7%) and Portugal (14.1%). In the more recent ventures, Fnac recorded a 13.6% increase in sales in Brazil, despite the very poor economic climate. Sales expanded by 43.3% in Switzerland and by 64.2% in Italy. Four new stores are scheduled to open in the next year, two in Madrid and two in Brazil, in Brasilia and Curitiba.

Printemps: in comparable terms, Printemps sales were down by 1.4% in 2003.

Department store business decreased by 2.1% in 2003, but the fall was just 1% in the fourth quarter despite sluggish consumer spending. The shops on boulevard Haussmann saw sales dip by 5.2% over the year. This was partly due to the decline in international tourism (-21%) and the enlargement works affecting the Beautycare Department, which has been a great success since it reopened in November. The department's sales were up by 10% in the fourth quarter, with 31% of this growth occurring in December alone.

The Chain has performed even better, with growth of 0.4%. Sales of women's wear increased by 8.8%. In a difficult environment, the company is continuing to capture market share from its major competitor both in Paris and elsewhere in France

The renovation and extension work at Madelios continued in 2003. This had a negative impact on sales, which fell by 12.8% over the year. The new Madelios is now open for business, and will be fully operational after completion of the work (scheduled for the Spring 2004).

The Sports division pursued its rapid growth, with sales up by 12.2% in 2003. Two Made in Sport shops opened in 2003, in Nîmes and Plan de Campagne in Marseille.

Redcats: on a comparable basis, Redcats' sales grew by 0.4% in 2003.

In France, Redcats' sales were up by 2.1%. La Redoute, which recorded sales growth of 3.3% in France, continued to bolster its position, due to factors such as improved marketing and customer segmentation and the buoyancy of its e-commerce business. La Maison de Valérie continued to recover, with sales up 2.1%. Among specialist stores, Vertbaudet France continued to drive growth, with sales increasing by 7.7%. There was a marked recovery in catalogue sales in the Senior range (+1%), with sales up by 1.2% over the year. Cyrillus is continuing to adapt its format.

La Redoute continued to do well outside France, with sales growth of 10.5% over the year, driven by strong expansion in the UK (+7.1%), Switzerland (+14.6%), Sweden (+16.8%) and Spain (+49.1%). Foreign business now accounts for 21.5% of La Redoute's sales. Specialised catalogue sales abroad were boosted by Vertbaudet, up by 9.1%, and Senior catalogues, which posted growth of 10.9% over the year.

In the United States, Brylane's sales were down 3.8%, despite the sharp deflation affecting textiles. In women's wear, sales dropped by 6.9% in 2003. Results here were mixed, with an 11.5% decline in Chadwick's sales and 21.5% growth in sales at Lerner, as a result of its successful strategic shift. "Special Sizes" sales were down by 6.5%. However, sales of household appliances grew by 16.3%, with a rise of 6.2% for Brylane Home and continued buoyant sales following the launch of Brylane Kitchen and Brylane Wishes.

The marked improvement at Redcats Nordic (+5.3%) included increases of 3.3% in Sweden, 3.7% in Norway and 17% in Finland. Against the backdrop of a continued market decline, the trend for Redcats UK improved slightly in the fourth quarter, when sales dropped by just 5.5%, compared to a 9.2% fall for the year as a whole.

CFAO: CFAO's sales increased by 8.6% over the year, reflecting a positive trend and a 12.2% rise in the fourth quarter. This reflects CFAO's potential for development in all its lines of business, despite continued problems in Central Africa.

Excluding pharmaceutical products and technology, sales increased by 11.6% in the French overseas departments and territories, by 9.6% in North Africa and by 17% in East Africa. Sales were down by just 0.5% in West and Central Africa, due to the problems in Nigeria, the Democratic Republic of Congo and the Ivory Coast.

Sales of pharmaceutical products rose by 14.2% in 2003, with an increase of 17.8% in the fourth quarter. There was an improved trend in this segment in sub-Saharan Africa and the French overseas departments and territories. However, the main factor was the sharp increase in sales in Egypt.

CFAO Technologies recorded 37.6% sales growth in 2003, in only its second year in business.

Other subsidiaries: Orcanta's sales increased by 5.4% in 2003. The company now has 64 stores. Kadeos, the Group's gift voucher division, posted sales of €14.2 million in 2003, representing commissions on the issue of gift vouchers. The amount of vouchers issued was in excess of €300 million, a rise of more than 20%.

On a pro forma basis, EBITDA for the Retail division increased by 3%, due to the marked increase at Redcats (9%), Fnac (6.0%) and CFAO (6.9%). Conforama's EBITDA decreased by 3.1%, mainly reflecting development costs for international sourcing. Printemps' EBITDA fell slightly (2.4%) as a result of the decline in business in a challenging economic environment. EBITDA at Orcanta was €1.3 million, compared to a loss of €0.7 million in 2002.

Net cash from operating activities in the Retail division was €704.7 million. This represents a rise of 22% in real terms, due to the improved cash flow, which reflects higher operating results and strict control of average net borrowings and working capital requirements.

Gross operating investments were up by 13%, to €362.8 million, as a result of factors such as the renovation of the Conforama stores and the opening of Fnac sales outlets.

Rexel

(IN € MILLION)	Actual 2003	Actual 2002	Actual Change (%)	Pro forma 2003	Pro forma 2002	Pro forma Change (%)
Sales	6,658.4	7,374.4	-9.7%	6,558.9	6,746.5	-2.8%
Of which:						
France	1,875.5	1,941.8	-3.4%	1,849.0	1,889.8	-2.2%
Europe excl. France	1,865.2	2,048.6	-9.0%	1,792.2	1,875.8	-4.5%
Americas	2,452.2	2,933.0	-16.4%	2,452.2	2,526.0	-2.9%
Oceania	458.7	444.1	+3.3%	458.7	449.2	+2.1%
Asia	6.8	6.9	-1.4%	6.8	5.7	+19.3%
EBITDA	299.1	348.6	-14.2%	293.9	320.3	-8.2%
Net cash provided by operating activities(*)	162.6	249.0	-34.7%		-	-
Gross operating investments(**)	58.2	82.8	-29.7%		-	-

(*) Net cash from operating activities.
(*) Acquisitions of tangible and intangible fixed assets.

On a pro forma basis, Rexel's sales declined by 2.8% over the year as a whole, in a rapidly declining market. However, the company continued to make major restructuring efforts.

Business in France tailed off slightly (down 2.2%). Sales to contractors (about 25% of total sales) increased in 2003, as did sales of products for residential construction and renovations. Sales to regional and national installers, government agencies and retailers (about 50% of sales) were slightly down on 2002. The sharpest decline was in sales of industrial products (about 25% of sales).

Sales in Europe excluding France fell by 4.5% on a pro forma basis. This was due to poor performance in Germany, where sales were down by 13.2% as a result of the closure of 14 of the 72 sales outlets in 2003 due to low profitability. Business in the UK held up well, with a fall of just 2.8%, and Central Europe performed very well, with sales expanding by 6.8%.

In the Americas, pro forma sales dipped slightly (2.9%) over the year. Sales in the USA were down by 5.5% in pro forma terms, but the trend was positive and sales were down by just 2% in the fourth quarter.

Pro forma sales in Canada rose by 4.5%, following the signature of a large number of annual or long-term contracts for supplies of electrical equipment.

EBITDA in 2003 was €299.1 million, representing a decline of 14.2% in actual terms and 8.2% in pro forma terms compared to the previous year.

The nominal 34.7% decline in net cash from operating activities to €162.6 million, was due solely to the negative impact of the €72.5 million reduction in the outstanding amounts of securitised receivables in 2003 (compared to a positive impact of €110.5 million in 2002). Excluding this item, net cash from operating activities increased by €96.6 million. This was mainly due to the improved non-recurring cash flow and strict controls of stocks and accounts receivable in a deteriorating environment.

Gross operating investments fell by 29.7% to €58.2 million.

5. Financial structure and cash flow

Fixed assets

(IN € MILLION)	2003	2002	Change (%)
Goodwill	3,356.0	4,216.1	-20.4%
Other intangible assets	7,104.5	6,639.3	+7.0%
Tangible assets	2,668.2	2,774.0	-3.8%
Long-term investments	436.0	559.5	-22.1%
Total fixed assets	**13,564.7**	**14,188.9**	**-4.4%**

The Group's total fixed assets as at 31 December 2003 stood at €13,564.7 million, down 4.4% compared to December 31, 2002. The breakdown is shown in the table above.

The 20.4% decrease in goodwill was mainly due to the disposal of Guilbert and Pinault Bois & Matériaux, as well as the negative impact of foreign exchange fluctuations, particularly at Redcats and Rexel.

Changes in "Other intangible assets" reflected the Group's increased stake in Gucci Group and the strategy for brand development in the Luxury Goods division.

The decrease in "Net intangible assets" reflects disposals of assets during the year and the policy of Retail and Luxury Goods divisions store networks.

The sharp drop in "Long-term investments" is mainly due to the decrease in "Investments in equity affiliates" relating to the sale of a further 14.5% of the consumer credit business and the reduction in "Long-term investments" and "Other financial assets" as a result of changes in the Group structure.

Working capital requirement

The working capital requirement relating to operating activities was €656.6 million as at December 31, 2003, an increase of 16.2% compared to December 31, 2002.

Changes in the Group's working capital requirements are shown below:

(IN € MILLION)	2003	2002	Change (%)
WCR before receivables and payables	1,276.0	1,242.0	+2.7%
Other receivables and debts	(670.2)	(541.5)	+23.8%
Operating working capital	605.8	700.5	-13.5%
Non-operating working capital	50.8	(135.2)	N/A
Total operating working capital	656.6	565.3	+16.2%
Customer loans, net of deposits	439.9	469.5	-6.3%
Total WCR	**1,095.5**	**1,034.8**	**+6.0%**

The 13.5% reduction in operating working capital compared with December 31, 2002 was mainly due to the positive impact of exchange rate fluctuations and changes in Group structure following the disposal of Guilbert and Pinault Bois & Matériaux.

The increase in "Working capital excluding operations" stemmed from the fall in tax liabilities, mainly relating to the 2003 payment of capital gains tax on the sale of Guilbert's home shopping division in an amount of €67.1 million.

The decrease in customer loans was due to the British sterling's depreciation against the euro.

Shareholders' equity

As of December 31, 2003, consolidated shareholders' equity amounted to €8,630.7 million, of which €6,899.2 million represented the Group's share. Consolidated shareholders' equity decreased by 6.1% over the year, due to the impact of the reduction in minority interests.

Shareholders' equity - Group share, increased by 6.7% over the financial year. This increase was achieved despite the unfavorable impact of translation differences due to fluctuations in the euro/dollar exchange rate. This heading also benefited, in particular, from an increase in additional paid-in-capital following the sale of Guilbert, of which goodwill had been deducted from additional paid-in-capital.

The sharp decrease in minority interests (36.3%) was mainly due to the Group's acquisition of additional Gucci shares.

Reserves

Reserves for retirement decreased by €25 million, to €166 million. Excluding the impact of changes in Group structure, reserves for retirement rose by 2.5%.

Other provisions for contingencies and losses amounted to €392.8 million at the end of 2003, down 8% compared to December 31, 2002. This was mainly due to structural changes and additional allocations to restructuring provisions at Rexel.

Net borrowings

Group net borrowings as of December 31, 2003 stood at €5,031.8 million, down 1.7% on December 31, 2002.

The virtual stability in Group net borrowings was due in part to the increase in cash from operating activities, the steady fall in net operating investments, and the impact of the disposal of long-term investments during the year. This nearly stability in net borrowing was achieved despite the increased stake in Gucci (from 54.38% as of December 31, 2002 to 67.58% at the end of 2003, at a total cost of €1,223.4 million) and the impact on minority shareholders of the return on capital paid out by Gucci Group.

The net debt-to-equity ratio compared to shareholders' equity stood at 58.3% at 31 December 31, 2003, compared to 53.9% as at December 31, 2002.

Financing of customer loans amounted to €439.9 million at December 31, 2003, a decrease of 6.3% on the previous year, due mainly to the impact of foreign-exchange fluctuations.

Cash flows for the fiscal year

(IN € MILLION)	2003	2002
Net cash from operating activities before changes in working capital	1,148.4	1,286.7
Change in working capital requirements	(130.7)	216.3
Change in customer loans	(0.8)	(119.4)
Net cash from operating activities	1,016.9	1,383.6
Net operating investments	(499.8)	(672.4)
Net financial investments	167.1	2,516.7
Net cash used by investment activities	(332.7)	1,844.3
Change in borrowings	(3,877.3)	(1,072.6)
Capital increase	(376.2)	1.7
Dividends paid by Pinault-Printemps-Redoute, parent company	(266.7)	(278.4)
Dividends paid to minority interests	(54.6)	(99.6)
Net cash from financing activities	(4,574.8)	(1,448.9)
Impact of treasury stock	22.5	(451.8)
Impact of changes in exchange rates	(76.0)	(22.9)
Net increase in cash and cash equivalents	(3,944.1)	1,304.3
Cash and cash equivalents at beginning of year	7,013.5	5,709.2
Cash and cash equivalents at end of year	3,069.4	7,013.5
Transactions without any impact on cash and cash equivalents		
- Investments in lease financing operation	91.0	-

As of December 31, 2002, the net change in cash and cash equivalents includes short-term liabilities arising from the disposal of assets in an amount of € 1,857.4 million.

Net cash from operating activities amounted to €1,016.9 million, down 26.5%, as a result of the decrease in cash flow resulting from changes in Group structure. Excluding the negative impact of the reduction in outstanding amounts of securitised receivables at Rexel – amounting to €72.5 million, compared to a positive impact of €110.5 million in 2002 – net cash provided by operating activities stood at €1,089.4 million, down by 14.4%. Net cash provided by operating activities in the Luxury Goods division fell by 44.7%, to €176.6 million, due to the decrease in operating cash flow and the higher working capital requirement. In the Retail division, net cash provided by operating activities increased by 22%, to €704.7 million. At Rexel, net cash provided by operating activities rose by €96.6 million, excluding the impact of changes in the outstanding amount of securitised receivables.

Operating investments, net of disposals, amounted to €499.8 million in 2003. Gross operating investments mainly included €260 million for store openings, compared to €323 million in 2002, €163 million for investments in IT and logistics upgrades and €208 million for renovations and refurbishment. Disposals of tangible fixed assets mainly involved the impact of the divestment of assets at Conforama in France and Switzerland, amounting to €76 million, and the rationalisation of Rexel's real estate portfolio, amounting to €60 million.

Net financial disinvestment, amounting to €1,617.2 million, came from the disposal of long-term investments, mainly relating to Guilbert, Pinault Bois & Matériaux, and the disposal of an additional 14.5% stake in the Credit and Financial Services division. Acquisitions during the period included an additional €1,223.4 million stake in the Gucci Group.

6. Other key events

- On May 8, 2003, Pinault-Printemps-Redoute partially redeemed – in the amount of €700 million – bonds convertible into and/or exchangeable for new shares (OCEANE) issued on November 8, 2001. Furthermore, and as part of its debt management, Pinault-Printemps-Redoute performed a €150 million swap linked to this OCEANE in order to switch from a fixed rate to a floating rate and to extend the maturity date.

- Pinault-Printemps-Redoute launched a €1,080 million issue of bonds convertible into and/or exchangeable for new shares (OCEANE) on May 21, 2003. This transaction was subject to a prospectus approved by the *Commission des opérations de bourse* (COB) on May 13, 2003, under the number 03-414.

- Rexel performed a capital increase of €417 million with preferential subscription rights on May 26, 2003. This transaction was completed on June 30, 2003. The Group subscribed to this capital increase in line with its percentage of ownership.

- On July 23, 2003, Pinault-Printemps-Redoute launched a €750 million bond issue, maturing on January 23, 2009. The issue was priced at 99.421%, with a coupon of 5%. This transaction was part of Pinault-Printemps-Redoute's EMTN programme.

- On May 28, 2003, Gucci Group NV announced the payment of an extraordinary dividend of €13.5 per share via a return on capital. This decision was approved by the Gucci Group NV Annual General Meeting on July 16, 2003. The dividend was paid on October 2, 2003.

- On November 4, 2003 Gucci Group NV and Pinault-Printemps-Redoute announced that Domenico De Sole, Chairman and CEO, and Tom Ford, Creative Director of Gucci Group and the Gucci and Yves Saint Laurent brands, had informed the Supervisory Board of Gucci Group that they would not renew their contracts expiring in 2004.

- On December 2, 2003, Gucci Group NV announced that it had taken out a multi-currency syndicated loan for €460 million comprising two tranches of €230 million, one of which is payable in one year renewable and one in three years.

7. Subsequent events

On February 16, 2004, Gucci Group NV announced that, following notification to the Financial Market Authorities of the Netherlands, given the publication of the annual results of Gucci Group scheduled for April 1, 2004, the documents relating to Pinault-Printemps-Redoute S.A.'s bid for all outstanding Gucci Group shares not held by Pinault-Printemps-Redoute will be submitted to the US Securities and Exchange Commission and will be officially available in the Netherlands as of April 1, 2004.

Appointments within Gucci Group

- March 3, 2004: Alexis Babeau has been appointed Chief Financial Officer effective May 1, 2004.

- March 11, 2004: Alessandra Facchinetti has been appointed Creative Director of Gucci Women's wear, John Ray Creative Director of Gucci Men's wear and Frida Giannini Creative Director of Gucci Accessories. Stefano Pilati has been appointed Creative Director of Yves Saint Laurent.

Sales at the end of February

The sales of the Retail division grew by 4.1% based on reported data and by 5.9% at comparable Group structure and exchange rates.

8. Outlook

The growth of Retail division sales recorded in the first two months of 2004 reflects an upswing in the trends seen in the last quarter of 2003. This foresees a favourable outlook on growth and profitability for the "New PPR" for 2004.

Financial Investment

The investment policy adopted over the past three years reflects the strategic shift by the Group to its Luxury and Retail businesses.

2003

Luxury Goods

Pinault-Printemps-Redoute raised its stake in Gucci Group. As of December 31, 2003, it owned a 67.58% stake in Gucci Group, up from 54.38% as of December 31, 2002. This 13.2% increase was made with a long-term investment of €1,223.4 million.

Business-to-Business

The Group continued its policy of divesting from Business-to-Business activities by selling the Guilbert companies in May 2003 for an enterprise value of €815 million (an additional amount of €40 million will be paid to the Group by the buyer if the Office Depot share rises above US $20 in five consecutive trading days in the 18 months starting on May 23, 2003) to Office Depot, a US company, and by selling Pinault Bois & Matériaux in June 2003 for an enterprise value of €565 million to Wolseley, a UK company.

Credit and Financial Services

With the increasing involvement of Crédit Agricole S.A. in the consumer credit business, the Group sold 14.5% of its Credit and Financial Services division to Crédit Agricole S.A. in December 2003 for a total consideration of €371.6 million. This disposal was made under the agreement signed in December 2002, calling initially for the purchase by Crédit Agricole S.A. from the Group of an additional 29% in the first quarter of 2004. As a result, Crédit Agricole S.A. will buy the remaining 14.5% at the end of the first quarter of 2004 in order to raise its stake to 90%, in accordance with the initial agreement.

2002

Luxury Goods

The Group raised its stake in Gucci Group. As of December 31, 2002, it owned 54.38% in Gucci Group compared to 53.15% as of December 31, 2001. This increase was made through a long-term investment of €125.1 million.

Business-to-Business

In October 2002, the Group sold its Guilbert home shopping business to Staples Inc. This business includes the following European brands: JPG and Bernard in France and Belgium, Neat Ideas in Great Britain, Kalamazoo in Spain as well as Mondoffice in Italy.

The price paid by Staples Inc. amounted to €825 million, corresponding to the purchase of the entire home shopping business with no debt.

Credit and Financial Services

In December 2002, the Group completed the disposal of all its consumer credit activities, first with the sale of the Facet company by Finaref and Conforama to BNP Paribas, followed by the sale of Finaref (excluding Facet) by Pinault-Printemps-Redoute and Redcats, and of Finaref Nordic by Barbicam International Holding BV to Crédit Agricole S.A.

Prior to the above disposals, the Group bought the 5.4% stake in Finaref held by Capitalia (Banca di Roma). Thus, on the date of the disposals, the Group owned 100% of all its consumer credit business activities.

On December 9, 2002, under the agreement signed by Pinault-Printemps-Redoute, Conforama Holding and BNP Paribas, the Group sold 89.81% of its stake in Facet. Based on a 100% valuation of €965 million, the selling price before fees and commissions amounted to €866.7 million.

On December 20, 2002, under the agreement signed by Pinault-Printemps-Redoute, Redcats, Barbicam International Holding BV and Crédit Agricole S.A., the Group sold 61% of its stake in Finaref and Finaref Nordic. Based on a 100% valuation of €2,525 million, the selling price before fees and commissions amounted to €1,540.3 million. Prior to the disposal date, Finaref paid the Group a gross dividend of €1,004.4 million.

Under this agreement, a purchase option (accompanied by a reciprocal selling option) was granted to Crédit Agricole by Pinault-Printemps-Redoute S.A. for twelve months for an additional 29% stake, and for twenty years for a 10% stake by Redcats (7.4%), Fnac (1.2%) and Printemps (1.4%).

2001

Luxury Goods

Based on a three-party agreement signed on September 10, 2001 by Pinault-Printemps-Redoute, Gucci and LVMH, the Group acquired 8,579,337 shares of Gucci stock at US $94 a share from LVMH, raising its stake in Gucci to 53.15%. This agreement also called for payment by Gucci Group of a special USD 7 per share dividend to all shareholders except for Pinault-Printemps-Redoute, and a commitment to purchase Gucci Group shares at USD 101.5 per share by Pinault-Printemps-Redoute, via a tender offer between March 22, 2004 and April 30, 2004.

Retail

Conforama acquired the Emmezeta group, Italy's second largest home furnishings retailer, in successive instalments in 2001 for a price of €432 million, of which €193.2 million was paid in 2002.

Operating Investments

The Group's investment policy focuses on expanding its store network, converting and renovating its existing sales outlets, establishing and maintaining production units in the Luxury Goods sector and logistics centres in the Retail sector, as well as information systems maintenance.

Over the past three years, the Group has invested €2,408 million, including €694 million in 2003, €866 million in 2002 and €848 million in 2001.

Investments made abroad accounted for 58.7% of the total over the past three years. The systematic growth of the portion invested abroad in the past three years (51.5% in 2001, 60.5% in 2002 and 64.8% in 2003) demonstrates the Group's desire to export its know-how outside France.

Of these investments, €952 million was made in the Luxury Goods division, with investment peaking at €388 million in 2002, reflecting the Group's decision to step up its growth strategy for prestige brands such as Yves Saint Laurent, Boucheron and Bottega Veneta. For that reason, these growth investments (openings of sales outlets, and store conversions and renovations) accounted for over 63% of the total amount invested over the past three years.

In 2003, Gucci Group opened or renovated 64 stores worldwide. In 2004, Gucci Group plans to open some thirty stores as part of a total investment package of some €150 million.

Investments by the Retail division totalled €1,059 million over the past three years, including €672 million in growth investments, €202 million in maintenance (logistics and IT) and €185 million in other investments.

In 2003, the Retail brands opened 25 stores and carried out major renovation or conversion work with the opening of the Beauty care department at Printemps, the upgrading of the Conforama concept featuring a new visual identity and a new layout in eleven stores in France. In 2004, approximately €300 million have been allocated to the Retail companies to enable their continued expansion, with plans for approximately thirty store openings and continued renovation work, especially by Conforama.

Along with this investment policy, in 2001, the Group launched a policy to streamline its real estate holdings. Given that the Group does not intend to own its stores, it has adjusted the appropriate financing solutions to the formats and countries in which it operates. This enabled the Group to reduce its net capital expenditures significantly by €266 million in 2001, €196 million in 2002 and €207 million in 2003.

Corporate social responsibility – a formal commitment

For Pinault-Printemps-Redoute, 2003 will be remembered as the year in which its social responsibility policy was formally established, as described in the Group's first corporate social responsibility report published in March 2004 (downloadable from the website pprgroup.com).

Pinault-Printemps-Redoute has a threefold goal – which it hopes to achieve through a combination of humility and pragmatism – of constantly striving to improve its economic, social and environmental performance, while at the same time remaining competitive and responsive in its markets, promoting the career development of its employees and remaining mindful of the natural and social environment in which the Group operates, wherever its companies are located.

The decentralised approach of the Pinault-Printemps-Redoute economic model and the way it is managed are an additional asset because of the wealth and diversity of initiatives originating with the employees of the different companies and also because it helps the Group to provide local solutions to complex, challenging issues.

With over 100,000 employees, Pinault-Printemps-Redoute is a major group that aims to become more global in the next five years. Given its size and goals, it must both forge a strong culture based on an outlook and attitudes shared by all, and meet internal requirements to attract and keep talented people who will ensure the Group's continued success in the years ahead.

Pinault-Printemps-Redoute already had a managerial style structured around five attitudes (seeing the truth, speaking the truth, bringing ambition to the highest level, mastering complexity, having a sense of time), and, since 1996, around an Ethics Charter applied by the companies. This year saw the completion of the task begun in 2001 of defining a Code of Business Conduct that incorporates and expands the Group's Ethics Charter (see box). A sixth attitude, "succeeding together", was a natural addition.

Another highlight in 2003 was the second year of a vast in-house survey entitled "What's the weather like ?", which goes from a photograph (taken in 2001) to a film that will tie our attitude towards progress to the professional reality of each and every employee (see box).

The first result, the nine-point increase in a feeling of belonging to Pinault-Printemps-Redoute, provides a basic answer to the issue of building the personality of this young, innovative group which is now completing its strategic shift begun four years ago.

64%: this is the percentage of employees who believe that "my company has a responsible attitude towards the surrounding community." This new question in the employee survey is used to evaluate initial perceptions of Pinault-Printemps-Redoute at the time the Group began to communicate on this topic. The change will be measured in 2005 when the third survey is conducted. This will be a helpful factor in assessing how well the Pinault-Printemps-Redoute Corporate Social Responsibility (CSR) policy is understood.

The Code of Business Conduct

Based on the work of a multi-disciplinary task force, this Code of Conduct meets the need to set forth a few clear principles and simple rules to guide the actions and behaviour of the Group's employees in an increasingly fast-changing environment. This Code is broken down by target audience – first of all the group and its companies, that is the companies as such; then all Pinault-Printemps-Redoute employees, without exception, with, of course, special responsibilities assigned to the managers to see to it that these principles are implemented; then come all those people with whom Pinault-Printemps-Redoute works, partners and suppliers, and the financial community. Lastly this Code is addressed to customers and more generally anyone interested in the actions of Pinault-Printemps-Redoute, such as associations, CSR rating agencies or citizens.

Each part of the Code raises the topics considered as the most important for each of these audiences, e.g. requirements concerning suppliers, insider trading, behaviour with regard to gifts and other in-kind benefits, environmental liability, local integration and the like. It ends with questions or concrete scenarios the Group's employees may encounter.

In every case, these examples refer the reader to the network of correspondants responsible for ethics in each company, and to the Committee for Ethics and Social and Environmental Responsibility that oversees the enforcement and implementation in compliance terms of the ethics laid out in this Code on the Group scale.

This new Code of Conduct will be introduced gradually during 2004 and 2005. Managers and persons responsible for ethics will be trained to ensure that the Code of Conduct is well understood and properly followed by all Pinault-Printemps-Redoute employees.

Human resources policies

In the retail business in which Pinault-Printemps-Redoute is engaged, whether by direct sales or home shopping, the personal and professional qualities of the men and women of the Pinault-Printemps-Redoute companies have a very direct influence on our financial performance. In the final analysis, those with whom Pinault-Printemps-Redoute can develop constructive, long-term relationships are those customers who are happy and satisfied, hence loyal, as well as those suppliers that prove loyal and committed. This means that talented, well-trained employees are the very foundation of the Group's long-term development.

Employment: hiring, mobility and relocation

In order to attract talent to Pinault-Printemps-Redoute, human resources teams go directly out to meet students, by participating in special job fairs. In 2003, the Group presented its activities at over thirty such events.

The website PPRjob.com is one of the most widely used tools with an average of 4,000 applications per month in 2003. Another development in this area was the new e-recruitment project enabling all the Group's companies to view in real time the applications filed on each of their sites, and vice versa, i.e. enabling all applicants to view the job offers of all the companies by type of position. With this enhanced data flow, the number of hits on the Redcats recruitment website doubled in one month from 20,000 to over 43,000.

One of the assets of a large international group like Pinault-Printemps-Redoute often mentionned by newly hired young people is its ability to assign its employees to different positions in different companies. In France, employees are provided with files on the Group's different businesses that are posted on-line on Moovenet, the human resources intranet site. They can also talk to a corporate representative in their company who can advise them on their career paths. For managers (executives and supervisors), there is a complete system known as "Moove" which is based on a wide array of data on available positions (both in writing and through a monthly newsletter and on the Intranet through Moovenet) along with rules regarding freedom and confidentiality in all job applications.

Since October 1, 2003, French employees have been able to access a database shared by all the companies in the Group. Thus an employee who registers in the Group's "Application Space" for a position as a buyer with Conforama, for example, may be offered the same kind of job by Printemps, if one is available. There are plans to make this tool available abroad by 2005.

In order to pursue its expansion policy, the Pinault-Printemps-Redoute Group must also ensure that its employees gain international experience. In terms of career mobility, the Group places great emphasis on assignments abroad. This approach is based on three major principles. First of all, international experience is rewarded in terms of career development. Then international transfers are organised, which means the Group does everything possible to make them a success for the employee and his or her family (i.e. by providing language training, cultural training, assistance in finding housing and full payment of all costs, etc.). Lastly, international job transfers are coordinated among the various companies in the Group through the adoption of harmonized administrative management procedures. At the end of August 2003, a total of 302 employees were working under this global mobility policy.

Job transfers can sometimes become a necessity, especially in a highly competitive sector requiring either structural or business-related organisational changes.

The job coordination task force established in the Group in 1999 is the response of Pinault-Printemps-Redoute to these changes. Made up of HR representatives in each company, it has helped over 40% of those employees affected by such job changes (changes in job descriptions or layoffs related to internal restructuring or business closures) to find a job within or outside the Group in 2003.

Breakdown of employees per geographical area(*)


Oceania 2%
Asia 3%
North America 12%
Africa 9%
South America 1%
Europe (excl. France) 25%
France 48%

(*) At December 31, 2003.

Breakdown of employees male/female per geographical area(*)


89%
11%
28%
72%
57%
43%
69%
31%
47%
53%
47%
53%
79%
21%
Africa
Asia
North America
South America
Europe (excl. France)
France
Oceania
Male
Female

(*) At December 31, 2003.

Since 2002, in order to encourage these sometimes difficult changes, be they geographical, a transfer from one company to another, or a change in job responsibilities, the Group Human Resources Department has held regional "Promoting Mobility" days with the participation of operating managers, leading to better pooling of job offers and requests from companies with limited geographical reach. This initiative will continue, and there are plans to extend it to new job pools in 2004.

Pinault-Printemps-Redoute is active on all five continents with a workforce of 102,381 employees, including 81,070 who work for the "New PPR" and 21,311 who work for Rexel. Workforce changes over the next five years will stem from expanding the Group in Asia, Europe (excluding France) and to a lesser extent Africa with new CFAO locations in North Africa, and in South America with the opening of new Fnac stores in Brazil.

Career management – integration, training and professional development, equal opportunity

"The way a group integrates its employees is often indicative of its desire to keep them." This comment by a young new employee attending the "Between Us" seminar for young managers intended to provide an opportunity to exchange views, emphasises the importance of integration for embarking on the right career path in Pinault-Printemps-Redoute. Aside from seminars aimed at young new employees, in 1997 Pinault-Printemps-Redoute introduced an event known as "Agora", an induction seminar attended by over 3,000 managers in seven years. These programmes are an introduction to the Group and are supplemented with special sessions designed for the new arrivals in every company.

Implementing this long-term policy has paid off in that 72% of the employees responding to the 2003 survey say they feel that they are quickly integrated into their company, and 63% feel that "the more I work in my company, the more I feel a part of it."

Breakdown of employees per type of contract(*)


89%
11%
87%
13%
100%
0%
99%
1%
86%
14%
90%
10%
99%
1%
Africa
Asia
North America
South America
Europe (excl. France)
France
Oceania
Permanent contract
Temporary contract

(*) At December 31, 2003.

Types of contracts were stable in 2003 with 90% of permanent contracts and 10% of temporary contracts. In 2003, 18 090 new employees (including Africa) joined the Group with a permanent contract.
The proportion of layoffs for economic reasons was more or less stable in 2003, standing at 29% against 71% for other reasons.

Breakdown of layoffs by reasons per geographical area(*)


29%
71%
8%
92%
40%
60%
63%
37%
30%
70%
6%
94%
53%
47%
29%
71%
Africa
Asia
North America
South America
Europe (excl. France)
France
Oceania
Total
Economic reasons
Other reasons

(*) At December 31, 2003.

Speaking of a career path implies being well integrated; it also implies that one can develop professionally in jobs and companies within the Group, but regular training is also required so that employees can adjust to increasingly complex and changing business environments.

To that end, the Group makes a direct contribution to the training of its managers and those of its companies through an efficient and popular structure, known as the UniverCité, created in 1998. A total of 1,370 managers have already received training there from over 110 experts. UniverCité offers a wide range of specific training programmes, such as sessions on management, finance, marketing, project management (Uknow), special seminars for young executives (Unext) as well as lecture series (Umap).

A new project will be added to this curriculum, with the creation of a Development Centre for management skills, which will help to better evaluate the skills and talents of managers, facilitating their professional focus and career choices.

This project will supplement an evaluation tool called "360°feedback", used to assess and compare the managerial practices of an executive as seen through the eyes of his or her employees, superiors and equals.

Training remains one of the areas in need of progress in that despite a four-point increase on the training section of the survey, only one employee out of two believes he or she has had enough training opportunities to improve skills.

Budget allocated to training in 2003 (thousands of €)

France	18,871
Europe	4,542
North America	4,115
Africa	1,246
Asia	335
Oceania	305
South America	89
Total	**29,503**

Breakdown of trained managers/non-managers per geographical area(*)


59%
41%
84%
16%
64%
36%
92%
8%
81%
19%
63%
37%
51%
49%
Africa
Asia
North America
South America
Europe (excl. France)
France
Oceania
Trained managers
Trained non-managers

(*) At December 31, 2003.

In a socially responsible company, training, and, in a broader sense, professional development must be open to everyone. On this point, Pinault-Printemps-Redoute remains aware of the need to play the role of "career ladder" for the most motivated and deserving employees. Hence, for the Group as a whole, 69% of the workforce has been trained. Regarding promotion, 872 non-managerial employees were promoted to manager during the year.

Women make up 48% of the Pinault-Printemps-Redoute workforce; 37% of them are in managerial positions, which is 1.4 point above 2001. This positive trend is also reflected in the parity between the number of women promoted manager and the percentage of women in the total workforce, i.e. 48% in both cases.

Question number 53 of the 2003 Employee survey: performance evaluation

Items	2003 positive reply	2001 positive reply	Change
Have you had a performance evaluation in the past twelve months?	65%	58%	+7
If you have had a performance evaluation in the past twelve months, how do you rate your last performance evaluation on the following			
Helping you identify your strengths and weaknesses	64%	63%	+1
Helping you improve your job performance	55%	53%	+2
Helping you identify your training needs	44%	43%	+1
Helping you in your career development and planning	31%	32%	-1

While the quality and the evaluation of the performances have been stable since 2001 (improved working performances, help in the career development...), the significant improvement of 7 points in the number of employees who had an evaluation of their performances testify of the Group's companies willingness to better understand the strong expectation of the employees.

Breakdown of handicaped employees per geographical area(*)


Africa
1%
North
America
2%
Oceania
1%
France
63%
Europe
(excl. France)
33%

(*) At December 31, 2003.

Breakdown of full time/part time employees per geographical area(*)


99%
93%
86%
88%
78%
82%
95%
84%
1%
7%
14%
12%
22%
18%
5%
16%
Africa
Asia
North America
South America
Europe (excl. France)
France
Oceania
Total
Part time
Full time

(*) At December 31, 2003.

There was a 5% increase in the number of disabled workers hired in 2003, raising the total to 932. This number is still extremely low for a group like Pinault-Printemps-Redoute.
Therefore, the Executive Committee decided in late 2003 to make this a priority for the next three years with a goal of 6% of the workforce by the year 2007. To reach this goal, a "disabled workers' mission" was formed, consisting of representative from each company and a project manager specifically in charge of this project at Pinault-Printemps-Redoute head office.

Employee benefits

In the area of pension systems, insurance and other group benefits, each company in the Pinault-Printemps-Redoute group develops and implements its own policy, which is tailored to the needs of its employees.

Thus, in France, in terms of insurance and employee savings, most of the companies in the Group have social security coverage for all their employees. Profit-sharing agreements and, for some companies, incentive agreements and employee savings plans have been put in place.

Furthermore, in order to stem the decline in the executive replacement rate, Pinault-Printemps-Redoute negotiated a Group-wide "Art. 83" capitalization pension agreement aimed at improving the pension benefits for this group of employees while closely controlling management costs. To date, the following companies have signed it: Conforama, Fnac, France Printemps and the Pinault-Printemps-Redoute parent company. The minimum employer contribution is set at 2% of the payroll of those persons concerned.

Pursuing its policy of granting stock options, in 2003, the Group granted two stock option plans – one for 528,690 shares at a price of €66, and the other for 5,430 at a price of €67.50.

The number of options granted depends on the duties and responsibilities of the recipients. In 2003, 734 senior executives in the Retail division received options.

Breakdown of promoted male/female in geographical areas(*)



89%
11%
67%
33%
60%
40%
100%
0%
45%
55%
55%
45%
12%
88%
Africa
Asia
North America
South America
Europe (excl. France)
France
Oceania
Female
Male

(*) At December 31, 2003.

Breakdown of managers/non-managers in geographical areas(*)



80%
20%
87%
13%
81%
19%
90%
10%
89%
11%
76%
24%
80%
20%
Africa
Asia
North America
South America
Europe (excl. France)
France
Oceania
Managers
Non-managers

(*) At December 31, 2003.

Health and safety

The jobs performed by the companies in the Group are not automatically considered "high-risk". However, it is up to each company to provide its employees with safe and satisfactory working conditions.

The two questions in the survey on these issues show that if three quarters of the employees surveyed feel safe on the job, including in stores, only one employee out of two finds his or her working conditions satisfactory. Therefore, this is a major area for improvement.

One of the answers may be provided by the steps taken by Conforama in France in this area since 2001. The company began with an audit of all its warehouses and decided to reorganize them over a five-year period with a tripling of investments over the period. Modernizing the oldest buildings, reorganizing and resizing storage areas, specific storage plans by type and product family – these are all major areas earmarked for improvement on which action plans have been set in motion.

In 2003, the company made a non-recurring investment of €2.5 million in three areas: fall and lumbago prevention, prevention of electrical risks and fire, and improved working conditions. Some of the actions already taken include laying new guardrails and additional protective nets, upgrading safety and fire protection equipment and improving ventilation in the warehouses.

The initial results are tangible - in 2003, the number of work-related accidents fell by nearly 20% in France. Initial figures show cost savings of over €800,000 on work-related accidents, demonstrating that safety often equates to savings.

The goal for 2004 is to make further progress in prevention. Emphasis will be placed on training, with, for example, special training in electrical risks in Customer Service, which will involve nearly 450 people. There are also plans to add a new training program on risk prevention. Initially, it will target store managers and warehouse supervisors

Employee relations

The respect given to every employee in his or her job is definitely one of the foundations of good employee relations. In this respect, 69% of the employees surveyed believe they enjoy such respect in their professional lives.

Nearly half of them even felt their company was paying attention to their well-being. Lastly, "speaking the truth", one of the six managerial attitudes, needs to be promoted, even if the majority of employees feel free to express their opinion.

At group level, the quality of employee relations is also evaluated in terms of the results of negotiations with the Group's workforce. In 2003, a total of 280 group-wide agreements were signed with employees on subjects as varied as working hours, profit-sharing and incentive plans, or on more unusual subjects such as anticipating qualitative trends in jobs and employment in call centres with the creation of a Network Observatory. To promote this dialogue in France, the employees of the Group are represented by 1,817 elected employee representatives serving in 261 Works Councils. At the Group level, the European Works Council, established in 2000, enables union representatives to exchange views while serving as a basis for an international culture promoting constructive labour relations with the departments of the individual companies. All international plans affecting employment are discussed with this body. Every year, the Chairman of the Pinault-Printemps-Redoute Management Board presents the Group's strategy and that of its companies to this Works Council and to the Pinault-Printemps-Redoute Works Council in France.

For its work, the European Works Council has an annual budget of €100,000 in order to commission independent reports by experts on subjects broached during the meetings. Council members are entitled to leave of absence as part of their preparation time, which varies from 80 hours for members to 160 hours for the Council Secretary. Language training in either French or English is also provided for all members. Lastly, every member has a computer with Internet access. Four meetings of the officers and two plenary meetings were held by the Council in 2003.

The Group also uses the Social Observatory, a task force made up of the Social Affairs Officers of the companies. As an employee relations monitoring unit, the purpose of the task force is to promote exchanges of views and inter-company dialogue on various issues affecting the company (e.g. employee relations, climate, social policies, etc.) and to analyse the impact of changes in employment legislation.

As an indication, a total of 31,774 strike hours were counted, mainly in France and Europe, representing the equivalent of a one-day strike by 4.4% of the workforce during the year (based on a 35-hour week and five business days).

Information and the sharing of information among the companies were identified as a major area where improvement was expected. Out of the six questions on this topic as applied to the company, the brand and the Group, improvement varies from + 1 to + 8 points compared with 2001. This

Question number 51 of the 2003 Employee survey: Employees' information

Items	2003 positive reply	2001 positive reply	Change
I am sufficiently informed about:			
• My company's projects	56%	48%	+8
• My company's performance	66%	64%	+2
• My brand organisation's projects	47%	39%	+8
• My brand organisation's performance	49%	48%	+1
• PPR group projects	26%	24%	+2
• PPR group performance	36%	32%	+4

favourable trend shows that the expectation was taken into consideration, and that concrete action plans were made by the companies and by the Group, and that these efforts were clearly felt by the employees.

The second Employee survey

This survey entitled "What's the weather like?" which was already conducted in 2001, involved over 77,000 employees*. In 2003, questionnaires were sent in thirteen languages to twenty-one countries. Over 50,000 questionnaires were returned and analysed by our service-provider, the ISR (International Survey Research) firm. This represents a participation rate of 65%, up 24 points over 2001. This strong participation demonstrates that the employees of Pinault-Printemps-Redoute consider this study a reliable tool to express their opinion; it also reflects the interest in the Pinault-Printemps-Redoute group. This is evident in the increase in the sense of belonging, which rose by nine points to a 41% satisfaction rate, and in the emergence of a Pinault-Printemps-Redoute manager's profile common to all the companies, which can be described as being attentive to the needs of his or her employees, acting quickly and sharing information. This survey is also a guide, reporting on actions already undertaken and pointing to progress to be made by the year 2005. Lastly, the study demonstrates that the Group and its companies have been able to show most employees that a concrete response was made to the expectations and points of dissatisfaction expressed in 2001. Thus 46% of the respondents think Management will take steps in response to the problems identified in the 2003 survey.

(*) The employees of Gucci Group were not involved in the 2001 and 2003 surveys. All the results reported in this report apply to the Retail division.

The responsibilities of Pinault-Printemps-Redoute as a retail company can be broken down into the three following areas:

- **Product and customer service, because the individual companies are the link between the supplier and the customer,**
- **Ethics, because doing business today means abiding by a certain number of principles in dealing with suppliers and customers,**
- **The environment, because the Group ships products and has locations (stores, logistics centres or offices) whose operations affect the environment to some degree.**

Product quality and safety

Products are naturally at the core of the Group's activities. In order to achieve maximum results over the long term, Pinault-Printemps-Redoute must check the quality and safety of the products and services distributed by it from one end of the supply chain to the other, from manufacturing to consumption and use.

In this area, the group companies have taken steps based on their specialties and their culture.

Since inception, Fnac has developed expertise in technology products through its test laboratory. Over 2,000 products are tested annually in this laboratory before being mass-produced, and random tests are conducted on products displayed in the stores. This technical expertise is the basis for the data given in the eighteen technical files published for the most part twice a year, when ten million copies are issued to assist Fnac customers with their purchases in terms of price-quality ratios and the actual performance of the products offered.

Another illustration is the report summarising the general purchasing terms and conditions produced by Conforama in 2003, including precise social and environmental criteria. The environmental criteria adopted include the following: the existence of environmental management systems (ISO 14001, EMAS), reports on water and energy consumption and raw materials used, steps taken to reduce such consumption, to minimise inconvenience and impacts (such as noise, smells, waste, etc.), and as the case may be, protect the flora and the fauna. This report was presented in late 2003 to over 600 suppliers from around the world for the "Suppliers' Day" held by Conforama.

In addition, cross-functional measures were also taken, both for internal purchasing and for supplying the companies in the Group, as illustrated by the two Pinault-Printemps-Redoute units specialising in these areas, Pinault-Printemps-Redoute Purchasing and Pinault-Printemps-Redoute BuyCo.

Pinault-Printemps-Redoute Purchasing (or PPRP) is the Pinault-Printemps-Redoute unit in charge of purchasing technology products for the companies in the Pinault-Printemps-Redoute Retail division, such as white products (small and large household appliances), brown products (consumer electronics), grey products (IT) and consumables (CDs, CD-Roms, cassettes, etc.) In this unit, a programme was established to strengthen quality policies in terms of the products sold by the Group. In addition to technical audits, tests are performed on samples by the Redcats laboratory in Roubaix, and products are systematically checked for quality before shipping.

At the same time, social criteria, and starting in 2004, environmental criteria were incorporated into this policy. More specifically, an auditing programme on compliance with the suppliers' charter was established in Asia.

PPR BuyCo is a services company established in 2001 in order to exploit the Group's synergies in terms of indirect purchases, i.e. what the Group purchases for its own consumption (supplies, services, etc.). These purchases amount to €3.2 billion annually.

This unit has sought to include the notion of sustainable development in its operations and has implemented an operating plan by identifying good practices that can be introduced in each purchasing line and then defining steps to be taken on a priority basis. Along with this inventory, seminars and meetings were held on this topic with PPR BuyCo buyers.

PPR BuyCo also produced a "sustainable development" questionnaire designed for currently approved and potential suppliers in order to assess the degree of involvement of its partners, and any joint actions that can be taken to promote dialogue and progress.

This questionnaire was sent to all suppliers in 2003 and is automatically part of all consultations and calls for tender.

Purchases and compliance with social rights

This issue is reviewed in the Chapter "Managing Social and Environmental Risks" on page 94 of this document. It describes the policy developed by the Group over the past several years to guarantee compliance with fundamental social rights in its relationships with its direct suppliers. An initial assessment of the social audits conducted is also given.

Taking our environmental impact into account

Even though, as is the case with most service businesses, the companies of the Pinault-Printemps-Redoute group have a moderate impact on the environment compared with the impact by traditional manufacturing industries, the size of the Group sometimes has an impact on the environment, in the area of transportation, for example. Hence, several of our companies have made a serious attempt to take these effects into consideration and to reduce them.

In addition, as part of its social responsibility commitment, Pinault-Printemps-Redoute can identify the specific challenges facing each of its companies and develop action plans based on good practices that can be replicated within a formal policy at the Group level.

The main environmental challenges facing the Group have been broken down into the five areas listed below:

Waste management

The Group's operations can affect the environment in terms of waste. This applies to its production and packaging operations and operations involving small amounts of hazardous substances (light bulbs, batteries); this is also the case of operations involving the sorting, recycling and upgrading of waste.

Historically, Conforama has been the company the most involved in this area. As early as 1996, it gradually began to streamline its store management and equipment for the processing and upgrading of their waste. Seven years later, all the stores, depending on their size, were equipped with one or two compactors to recycle cardboard boxes, plastic and wood. Several dump trucks are used to sort scrap, inert waste (mattresses, old couches, etc.) and electric and electronic waste (refrigerators, computers, etc.). During this period, over €620,000 have been saved on equipment and €770,000 thanks to sorting and recycling.

Waste management at Conforama

	Tonnage	o/w Cardboard sorting	Cost (in € thousand)
2001	20,831	2,017 tons	2,698
2002	21,790	2,110 tons	2,968
2003	22,868	3,090 tons	3,083

Since then, this method has been extended to Conforama stores in Switzerland and Portugal, with plans to bring the Spanish stores up to these standards in 2004. In addition, it has been adopted by Pinault-Printemps-Redoute Buyco, the Group's purchasing centre, which has negotiated management contracts with five suppliers that place a premium on the quality of processing and recycling, costs and risk management, which can now apply to all the companies in the Group. These contracts have begun to be adopted by other brands like Fnac and Printemps, which reports that its waste-related expenses fell by 20% in 2003.

A number of projects are planned for 2004 – testing a new kind of compactor twice as efficient in Switzerland, training warehouse supervisors for Conforama, creating a Pinault-Printemps-Redoute/companies task force on managing electric and electronic waste, the recovery and recycling of which will be mandatory starting in 2005, continuing to put in place "Buyco contracts" in the brand stores.

Regarding the light bulbs and neon tubes used by the Group for its own consumption and for the sale of this type of product, especially by Rexel, recovery policies exist in the companies so that they can be recovered and recycled under satisfactory conditions for the protection of the environment.

For its part, Fnac has equipped all its stores with bins for collecting used batteries from its customers. In 2003, nearly nineteen metric tons of batteries were collected and recycled, i.e. 19% more than in 2002.

In the mail-order business, Redcats took special care to recycle the paper and cardboard used to wrap packages. In 2003, over 5.7 metric tons of cardboard and paper were recycled for a total value of €243,000. Lastly, the Yves Saint Laurent Parfums site in Lassigny, an official Environmental Protection site, introduced a recycling policy a number of years ago, under which in 2003 it recycled, as matter or energy, 90% of the 1,550 metric tons of waste produced.

Water and energy consumption

In our stores, warehouses and offices, water consumption remains relatively low. However, the issue will be explored with the companies' "environmental network" to identify possible steps to reduce consumption on equipment and make employees aware of the issue.

On the other hand, energy, especially as it related to lighting the stores, is considered by Pinault-Printemps-Redoute to be a major area where improvement is needed.

For example, Printemps now has a major programme to replace energy equipment with more energy-efficient versions, both for lighting (mainly with low energy consumption bulbs) and for air conditioning.

At Redcats, various measures have been implemented, including the installation of double-glazed thermal windows (at the Wattrelos and Roubaix plants), the replacement of oil-fired heating systems with gas boilers or forced convection air heaters, resulting in €13,000 in savings at the Redcats plant in Wasquehal.

Water consumption - France

- Conforama: 115,000 cu. m
- Redcats: 94,943 cu. m
- Rexel: 92,000 cu. m
- Printemps: 106,811 cu. m

Consumption of electricity per company

France (in MWh)	
PRINTEMPS	
Number of sites included in these data	17
Annual consumption	64,500
FNAC	
Number of sites included in these data	100
Annual consumption	61,910
CONFORAMA	
Number of sites included in these data	209
Annual consumption	112,917
REDCATS	
Number of sites included in these data	78
Annual consumption	50,179
REXEL	
Number of sites included in these data	450
Annual consumption	65,911
TOTAL Pinault-Printemps-Redoute	
Number of sites included in these data	854
Annual consumption	355,417

Consumption of raw materials

In addition to clothing and technical products directly purchased by the companies of Pinault-Printemps-Redoute as brand distributor, the raw material the most consumed by the Group is paper, which is used for printing Redcats and Conforama brochures and for Fnac technical manuals.

For the Group as a whole, this consumption totals around 230,000 tons a year.

Faced with this challenge, around ten years ago, Redcats took its first steps towards reducing paper consumption. These measures have gradually been extended to other companies in the Group.

Over the past five years, Redcats has reduced by 17% the weight in grammes of its catalogues in France, representing a reduction of over 10,000 metric tons of paper. From a financial standpoint, this represents savings of nearly €8 million (not including savings on postage) for the period.

Paper purchasing was centralised in 2001 in order to enable all the companies to benefit from the Redcats experience.

In addition to the challenges associated with paper consumption, there are others that are just as important concerning the way the Group ascertains the origin of the wood used in its manufacturing operations and the environmental impact of its production by paper manufacturers. To learn more, in 2002 and 2003, the Group conducted a survey with all its suppliers. The findings showed that 100% of them are ISO 14001 certified, and 85% also have EMAS certification. Furthermore, 100% of the paper used by Pinault-Printemps-Redoute for its catalogues is chlorine-free (ECF or TCF standards in Scandinavia). Lastly, over half the paper purchased by the Group in Europe comes from FSC-certified (Forest Stewardship Council) or PEFC-certified (Pan-European Forest Council) forests, which is well above the 33% European sector average.

Meetings were held in early 2004 with the Group's three main suppliers, all of which are from Finland, to create a partnership designed to pursue this policy. A common goal was set with these suppliers that 65% of the paper used will be from certified forests by the year 2007.

In the area of certified wood, as part of its social responsibility agenda, Conforama has decided to begin exploring the use of certified wood in the production of the furniture sold in its stores. Furthermore, the company has decided that as of 2004 it will stop importing furniture manufactured with exotic woods of unknown origin.

Percentage of paper from FSC/PEFC-certified forests in the production of catalogues (Redcats, Conforama, Fnac) – Europe:

- 2003: 50%
- 2004: 53% (estimate)
- 2007: 65% (estimate)

Transportation

The highway transportation directly handled by the companies in the Group represents around 68 million kilometres of driving during the year. There again, several of our companies have already taken steps to reduce the environmental impact related to this transportation.

One of the most significant steps taken was the streamlining of transportation in the Redcats catalogue production chain. Every year, the company's trucks or those of its suppliers drive nearly 2.5 million kilometres in order to produce these catalogues in Europe. Hence the idea of developing a global approach involving all the production phases (purchasing, printing, manufacturing, binding and shipping). This enabled the company to streamline the trips, reducing them by 6% or 150,000 kilometres in 2003, with the goal of an additional 6% in 2004. In these two years alone, this approach will represent a reduction of over 200 metric tons of CO_2 (calculation of CO_2 reduction based on the International Greenhouse Gas Protocol assuming one metric ton of CO_2 produced for every 1,245 kilometres) and savings of around €300,000 for the company.

Redcats has also developed river transport by barge between Antwerp and Roubaix, with a reduction of 56 tons of CO_2 for an identical trip that would have required 700 round trips by truck.

In broader terms, for the past several years, Redcats has also followed a policy in France of streamlining the truck traffic necessary to ship its packages quickly.

Upstream, the company established a supply chain structure that centralizes packages and pools transport traffic. Under this system, the large trucks that leave the Redcats warehouses in Roubaix every night also carry packages for La Redoute, Cyrillus and Somewhere.

These trucks are then directed to the twenty-five regional outlets Redcats has through SOGEP, its transport subsidiary. From there, using a so-called "daisy-chain" structure, smaller delivery trucks are then used to drop packages off at "pick-up points" near our customers. Then, when out running errands or on the way to school, the customer finally collects the package. This reduces the number of trips, the amount of fuel consumed and the inconvenience of city driving.

In view of the success of this system, which is used for nearly 40% of the packages delivered, the other companies in the Group now developing Internet orders (Fnac.com, Eveil & Jeux, etc.) are also looking at ways to incorporate this delivery system in 2004, as it combines customer satisfaction, cost-cutting and environmental protection.

The TRI'pick-up, a new sustainable means of transportation in Africa

The goal of CFAO's latest innovation in 2003 was to design a vehicle adapted to transportation in Africa that is more affordable than a car and consumes less energy. Thanks to its modularity, this simple, sturdy three-wheeled vehicle offers a solution to most utility transport in Africa. Available in various models, the TRI-Van, or covered van, the TRI-Planteur for agriculture cooperatives, the TRI-Boutik for mobile stores or the TRI-Frigo with a refrigeration systeme, it will be converted into a tougher version to be used as a taxi (TRI-Taxi) and for a transport of gas bottles (TRI-Gaz) in 2004. After a first, petrol-fuelled version that consumes two to three times less than a car, a diesel model that does roughly 60 miles par gallonwill be brought out in 2004. As regards pricing, they start at CFAF 2.5 million (€3,700) excluding tax, i.e. four to five times less than the average car used for similar functions.

Distributed since September 2003 in Ivory Coast, Mali and Burkina Faso, it will be sold in Cameroon in early 2004.

At the same time, steps to replace the SOGEP fleet of trucks have been underway for several years. By year-end 2003, 80% of the fleet had been replaced, reducing by 38,500 litres the amount of fuel consumed per year, representing savings of €26,300.

Selga, a Swedish subsidiary of Rexel, is taking similar steps, and has set a goal of a 10% reduction in energy consumption over the next five years, and a reduction in its atmospheric emissions thanks to the use of trucks meeting EURO 2-3 standards for 75% of the distances travelled.

Lastly, Conforama has also adopted two measures producing a significant reduction in its CO_2 emissions.

Between Milan and Lyon, the central location of its largest merchandise warehouse, the company has found a way to ship its products by train. With 73,700 cu. m of goods shipped by train, the company was able to prevent the production of nearly 533 metric tons of CO_2.

Between Marseille and Lyon, the company uses river transport; 2,570 containers out of a total of 4,290 received every year in the port of Fos near Marseille are shipped on the river Rhône up to Port Edouard Herriot in Lyon, making Conforama that port's number one shipper. There again, 652 metric tons of CO_2 production was thus prevented compared with shipping the same products by road.

Management and environment

This area is more generic and covers different measures taken by the Group.

Aside from forming a "network of Sustainable Development Officers" in 2003, appointed in each company, the job of consolidating the environmental reporting led to the establishment of an "environment network" made up of those persons in the companies responsible for infrastructure, purchasing and supply, logistics and shipping (for further information, see the section on managing social and environmental risks on page 94).

In other areas of environmental management, Rexel and Yves Saint Laurent deserve recognition for their training and certification programmes. Rexel introduced training sessions on safety and the environment in France, Canada, which also has an Environmental Charter, Germany and Austria, as well as Great Britain and Sweden, two countries that have also taken steps towards ISO 14001 certification for all their activities. For its part, the Yves Saint Laurent Beauté plant is also ISO 14001-certified, and all the company's manufacturing plants have safety and environmental training and awareness programmes.

Amongst the steps taken outside the Group, several companies have initiated awareness programmes for their customers. For example, Conforama participated in partnerships with the Agence de l'Environnement et de la Maîtrise de l'Energie (ADEME) and Espaces Info-Energie (EIE) as part of the Sustainable Development Week from June 2-8, 2003. At that event, the company held a pilot environmental awareness programme with customers and sales teams, enlisting the involvement of around twenty stores. Special emphasis was placed on energy savings and certain home appliances (refrigerators, freezers, washing machines, dish washers, etc.) and on low-energy light bulbs. This programme was so well received both by customers and sales teams that Conforama is planning to repeat it in 2004.

For its part, Rexel has a light bulb and neon light recovery plan in the United States and France in which it has involved customers and suppliers alike. During the year, the company produced a brochure and has conducted briefings to demonstrate the benefits of this program for the environment.

Another step taken by management that involves several stores entails incorporating health and environmental criteria into the building and design of the Group's stores and warehouses. On this point, a new warehouse project by Fnac, located in the Paris suburbs in Wissous, provided the Group with its first opportunity to incorporate environmental concerns into infrastructure design and into the package delivery system.

With regard to new building programmes, mainly in France, Rexel has adopted for its projects an environmental approach including a building permit application, an environmental impact study, selective sorting and removal of project waste to official waste dumps, the use of recyclable materials and the choice of efficient energy systems.

In a more systematic manner, Conforama has decided to research the notion of sustainable architecture for building infrastructure and interior design. On the Group scale, a presentation on the High Quality Environmental (HQE) approach by an architect and a consulting firm specializing in these areas has been planned for everyone in charge of infrastructure in the companies.

Pinault-Printemps-Redoute's ***commitment to society is reflected in two converging facts.***
On the one hand, the Group's activities are clearly part of the community in that its hundreds of stores are part of the economic fabric, providing locations and opportunities to develop social connections, and often have a significant local impact. In fact, the stores confer on Pinault-Printemps-Redoute a role to play in society, which it must not only assume but also use as leverage for local economic development and community support. On the other hand, the Group is fortunate to have in its ranks companies with long-standing, recognized corporate citizenship commitments. Through Redcats, and its tradition of solidarity of the "people from the North" and with Fnac and its social and all-encompassing "genetic heritage", Pinault-Printemps-Redoute has a powerful cultural melting pot to sustain and expand this kind of approach.

Type of actions achieved by SolidarCité 2001/2002


Social
cohesion
2%
Integration
51%
Emergency
aid
37%
Other
10%

2003


Social
cohesion
12%
Integration
57%
Emergency
aid
11%
Other
20%

SolidarCité and integration - reality in the making

Determined from the outset to "support the community-based initiatives of its employees," in July 2001, the Group formed a non-profit association, SolidarCité, in order to promote and assist projects of general interest and social utility. Run by a dedicated team at the head office of Pinault-Printemps-Redoute, the association has been able to reinforce the social programmes undertaken by the employees of the Group and its companies. The purpose of the association is to assemble volunteers and provide assistance and advice to any employees who wish to contribute individually to projects developed by them or by their companies.

Since its inception, forty projects have been sponsored by the association.

In choosing its projects, SolidarCité relies on four fundamental values that sum up the philosophy of the association.

- Placing a premium on partnership and leveraging - In community development, as in other endeavours, it is hard to succeed alone. For that reason, SolidarCité emphasises the importance of working with partners, the driving force behind community projects. SolidarCité beneficiaries must be legally defined as associations, NGOs or institutions (such as Town Halls, Schools, etc.).

- Focusing on the individual - SolidarCité relies on the commitment of its employees. Without them, no project can be supported by the Association.

The SolidarCité ID Card

Structure: a non-profit making association under the law of 1901.

Workforce: three permanent and almost 450 regular volunteer employees (over 4,000 during SolidarCité Week) and scores of partner associations.

Budget: SolidarCité is fully financed by Pinault-Printemps-Redoute and its companies.

The 2004 budget stands at €760,000 excl. VAT (excl. Fondation Eveil & Jeux and Association CFAO Solidarité).

Aside from this budget, and thanks to the work of SolidarCité, €2.8 million in additional funds were raised in 2003 for SolidarCité partner associations.

To find out more, log on to: www.solidarcite.org

- Relying on good will - SolidarCité relies on volunteers. Every one of them can initiate community development projects by enlisting the support of employees and mobilizing SolidarCité resources.

- Being actively involved and selfless - The Association is made up of social activists working for a better world. Community development requires courage and strong commitment!

Over a period of two-and-a-half years, the role of the Association has evolved so that it now acts as a unifying force, overseeing a variety of social integration projects. This has occurred naturally in that in 2003, it accounted for over 80% of the projects sponsored.

This "ability to integrate each individual and to respect his or her fundamental rights" is now reflected in three areas that have already led to a number of projects.

Integration through employment and social cohesiveness

Today work is still the main component of social integration. However, young people, the disabled, people with little formal training and non-European foreigners are still underrepresented in the labour market.

Among the employment projects undertaken by SolidarCité, the one carried out with the Vitamine T Association, which manages around ten job placement centres, is a good illustration. Since 2002, SolidarCité has been working with Vitamine T to promote temporary employment projects through Janus S.A. Over 250 people (young people from underprivileged areas, minimum wage workers, etc.) were able to find temporary work with Fnac or Redcats, representing 60 full-time equivalent jobs. Several of these people have since been hired.

Another example is the partnership with the Ares Association aimed at providing economic and social assistance to the homeless. In order to create jobs in this area, SolidarCité has turned over to Ares the task of handling transfers, assembling and dismantling office furniture and files for le Printemps Haussmann and the Fnac warehouse in Massy. In its new facility, Fnac has also decided to turn over to Ares the operation of the cleaning process for bins used in the shipment of books, music and small technical items, representing around twelve jobs.

Integration through education

Education is the other major factor in social integration. It is also the best way for the most committed workers to move up the career ladder.

In this area, for the past two years, SolidarCité has been involved in a project with the Ministry of Education to enable students from underprivileged backgrounds, selected for their academic aptitude, to receive educational support and assistance. Under this project, SolidarCité provides financial assistance for these students between the ages of 10 and 16 to study in boarding schools, which provide a stable work environment and a proper teaching atmosphere. Around twenty of these students are now in three boarding schools, in the Paris area and in eastern and northern France.

In January 2004, Redcats and SolidarCité signed a two-year partnership agreement to become associate members of the

Chaire Entrepreneuriat Social de l'ESSEC [ESSEC Business School Partnership Enterprise Chair]. The aim is to give advice, internships and financial support to those students interested in forming partnership enterprises so they can put their knowledge into practice and implement their projects.

In the area of education, SolidarCité has the support of the two units described below, which were formed by Pinault-Printemps-Redoute companies:

The Fondation Eveil & Jeux, created in July 2000 under the auspices of the Fondation de France, supports projects related to parent/child activities in underprivileged areas. In 2003, it financed a project called LudoLéo in the Paris area to establish a literacy programme for immigrant women based on language games among mothers, grandmothers and children.

In its community action programmes in Africa, the CFAO Solidarité Association, created by CFAO, has made education one of its two top priorities, along with the fight against AIDS. Its aim is to provide access to secondary education to the most deserving students by awarding scholarships to the children of non-managerial African employees. These secondary school scholarships had existed for a number of years in some countries, such as Nigeria, and were formally introduced in the countries of West and Central Africa at the beginning of the school year in 2001. They have gradually been extended to all the countries and activities covered by CFAO. Today, this system is operating in sixteen countries and the number of students receiving scholarships stands at around 180.

Integration into community life

Neighbourhoods, Inner City, Society – All these words should be better defined in the interest of social harmony. To that end, SolidarCité and the employees of the Group are conducting a number of projects designed to give true meaning to community development.

SolidarCité Fnac provided support for an exhibit of photographs taken by young people for the Evry "Bois sauvage" district sponsored by the "License to Live the City" Association. The purpose is to interest inner city youth in the arts and the workplace by enabling them to arrange and visit an exhibition.

For its part, SolidarCité Redcats contributes significantly to the running of the Alma Social Centre, in one of the most underprivileged neighbourhoods of Roubaix, through educational and neighbourhood development projects. In 2003, it provided financial assistance as well as assistance in the form of around twenty employees involved in this project, to establish a multimedia training centre for adults and children. This commitment will soon be extended with a new partnership agreement to be signed with the secondary school located in the neighbourhood and with an association using sports as a path to social integration.

SolidarCité Week

In June 2003, SolidarCité inaugurated the first "SolidarCité Week" throughout all the companies in the Pinault-Printemps-Redoute Group. This fund-raising event involved over 150 Pinault-Printemps-Redoute sites all over France, with the support and assistance of 4,000 employees. From fairs, to jumble sales, raffles, cause-related products, booths available for partner associations, gathering of donations, sporting events, requests for donations in the Group's publications or sent out with package deliveries, initiatives varied from company to company and from site to site, but all were imbued with the same community spirit. The funds raised (€200,000) provided an opportunity for 3,845 children to go on vacation in France with Secours Populaire under its "Oubliés des vacances" ["Left out of Vacations"] programme, and 1,155 children were enrolled in school in Ivory Coast with UNHCR, the United Nations High Commission for Refugees.

Community action: when companies get involved

Several companies embarked on large-scale projects to affirm their social commitment.

Redcats, Baptiste the Bear and Sister Emmanuelle

What was unusual about the meeting that took place over two years ago between Redcats senior executives and Sister Emmanuelle, was that it took the form of a bear cub named Baptiste. Introduced in 2003 in the La Redoute catalogue, this cuddly bear, half the price of which (€20) goes to ASMAE, the Soeur Emmanuelle Association, has quickly become one of the best-selling items in the catalogue. Dressed for free by the major fashion houses (Lulu Castagnette, Kenzo, Adidas, Tommy Hilfiger, etc.), over 50,000 of these bears were sold in 2003.

Thanks to the funds raised (€462,000), the number of children enrolled in reading classes in India nearly tripled from 4,500 to over 10,000. These reading classes are taught by "book fairies", women from the poorest communities who are trained and paid to teach reading classes in an entertaining way.

Fnac and the fight against childhood literacy

Fnac has made the fight against childhood illiteracy a priority for the next five years. A genuine prevention plan has been defined for 2004-2008 including several components. The first component entails sponsoring two associations with complementary commitments: AFEV (Association de la Fondation Etudiante pour la Ville) [Association of the Student Foundation for the City], which has a network of volunteer students taking charge of failing students, and APFEE, (Association Pour Favoriser une Ecole Efficace) [Association to Promote an Efficient School], which has designed a tool to prevent early reading failures - le Coup de pouce CLE (the Reading and Writing Club), which now assists nearly 9,000 children at 130 locations across France.

From December 3-6, 2003, €50 cents were sent to these two associations for every children's book sold, i.e. around 122,000 in all. In 2004, forums, Fnac store locations for discussions and dialogue, employees in in-store demonstrations, and mail shots sent to members will also be requested or used to disseminate information on the programme.

Lastly, Fnac is planning a series of projects for young schoolchildren – creating a young people's literary prize, modelled on the Goncourt prize for high school students created by Fnac several years ago, participating in the "Envie d'agir" ["desire to act"], a Ministry-sponsored programme covering various associations involved in this area, through volunteer work organized in March 2004.

CFAO and the fight against AIDS

AIDS in Africa is first and foremost a human scourge. With thirty million people infected, the pandemic has reached a drastic scale. In 2003, over three million people died from the effects of this disease. But above and beyond the human tragedy, the pandemic is shaking African society to its core. The deaths of men and women in the prime of life are leaving large numbers of orphans, depriving families of bread-winners and businesses of competent managers, and wiping out years of investments in training and human resources.

Given this state of affairs, CFAO, which has a long-standing presence in Africa, decided to introduce an appropriate and well-researched Heath/AIDS strategy. The CFAO Health/AIDS programme is designed for the company's 7,500 employees working in Africa, and also their spouses and unborn children.

This programme includes two phases - information, employee education and AIDS prevention on the one hand, and access to voluntary, confidential testing and treatment, on the other hand.

These two phases are part of a logical progression, because it is hard to introduce programmes to instil awareness and prevention and provide incentives for testing without paying the cost of treatment for those persons who are infected.

The programme introduced on March 31, 2003 implies the implementation of specific measures, i.e.:

- Assigning a Country Coordinator and a Country Steering Committee.
- Briefing of employee representatives and officially launching the Programme.
- Assigning "educator peers" selected from among employees. They receive appropriate training and are assigned on a permanent basis to brief and hold discussions with a group of employees.
- Creating communication media and organising condom distribution.
- Holding "Open Days" with families and information sessions.
- Holding voluntary testing sessions for employees and beneficiaries and paying the cost of treating infected persons.

This project calls for community involvement and strong management involvement. Hence the commitment by the President of CFAO, who is also the President of Sida Entreprises [AIDS Enterprises], an association of around fifteen major companies operating in Africa, and the managing directors for each country, who are responsible for follow-up and for implementing the programme in every subsidiary. The programme is coordinated from France by the CFAO Vice President for Sustainable Development and Social Responsibility.

To date, eighteen out of the twenty-four countries involved have completed the initial phases of this programme.

Financial risks

Credit risk

Except for the Gucci Group, credit risk is hedged using derivative instruments issued by or through PPR Finance SNC, which handles treasury and financial management for the Pinault-Printemps-Redoute group. Derivative transaction counterparties must be approved, with maximum amounts and maturities regularly reviewed. Counterparties must have a Standard & Poor's rating of no less than "BBB" or the equivalent Moody's rating.

Equities risk

In the normal course of its business Pinault-Printemps-Redoute only buys and sells equities related to its consolidated holdings (Gucci and Rexel) and stock it has issued itself, pursuant to its share buyback programme and in accordance with applicable regulations. On May 28, 2003, Pinault-Printemps-Redoute also signed an agreement with a financial intermediary to promote the liquidity of its stock and the consistency of its share price. This agreement complies with the professional guidelines of the AFEI, the French Association of Investment Companies. The Group carries out no other transactions on these equities.

Securities purchased for employees or to stabilise the share price are recorded on the balance sheet as "marketable securities". Any profit or loss on the sale of these securities or write-down thereof is recorded on the income statement. On the basis of information available at end 2003, a 10% decrease in Pinault-Printemps-Redoute's share price would result in a €37 million loss, excluding the tax effect.

Currency risk

The Group's policy is to hedge both committed currency risk exposure and that which is forecast to be highly likely. This mainly involves Retail imports and Luxury Goods exports.

Currency risk management instructions and procedures are decided by the Executive Committee of each company and approved by Pinault-Printemps-Redoute.

Each company hedges its own currency risks in accordance with guidelines and procedures that are tailored for its specific requirements.

These procedures are governed by the following Group rules:

- PPR Finance SNC is the sole counterparty in currency transactions, unless regulations prohibit this or there is a preferred counterparty, notably the Gucci Group.
- The amounts and maturities of all currency hedging transactions are backed by an underlying asset to prevent any speculative dealing.
- All forecast exposures are hedged at least 50% and committed exposures are fully hedged.
- Pinault-Printemps-Redoute has strictly limited the type of financial instruments that may be used for hedging purposes.
- Each company implements its own internal control system and conducts audits on a regular basis.

Pinault-Printemps-Redoute makes sure that each company's risk management policy is consistent with its underlying exposure, notably through a monthly currency reporting procedure.

The Group also hedges currency risk on financial assets and liabilities issued in foreign currencies by using currency swaps for refinancing or by investing cash in euros or the local currency.

The Group periodically conducts audits.

PPR Finance SNC processes, verifies and follows up currency transactions on behalf of Group companies. Front-office, middle-office, back-office and accounting tasks are separated to ensure security. PPR Finance SNC uses market-standard information systems and other resources to value currency instruments.

Working closely with the Group's senior management, PPR Finance SNC hedged the exceptional dollar exposure resulting from the Group's commitment to make a public takeover bid for Gucci at a share price of $85.52, and informed the Supervisory Board as required.

Interest rate risk

Pinault-Printemps-Redoute determines risk management policy and this policy is implemented by PPR Finance SNC. The Group has set a fixed-to-floating-rate debt ratio target of 40% / 60% for its consolidated net borrowings.

Interest rate risk is evaluated on the basis of current data and projections of consolidated net borrowings and the schedule of hedged positions and fixed-rate issues. This enables interest-rate hedging in accordance with the Group's target fixed-to-floating rate ratio. Appropriate hedging strategies are set up through PPR Finance SNC, in close cooperation with Pinault-Printemps-Redoute's senior management. Given current hedged positions, a 1% change in interest rates would have an impact of €42 million on consolidated Group income before tax (see note 23).

PPR Finance SNC processes, verifies and monitors interest rate transactions on behalf of Group companies. Front-office, middle-office, back-office and accounting tasks are separated to ensure security. PPR Finance SNC uses market-standard information systems and other resources to value currency instruments.

Liquidity risk

PPR Finance SNC regularly assesses liquidity risk by closely monitoring Group and company financial reporting procedures.

Group liquidity improved in 2003, with confirmed, unused credit lines at December 31, 2003 of €5,894 billion, compared with €2.2 billion at end 2002. In order to extend the maturity of its debt, Pinault-Printemps-Redoute issued two new bonds: a €1,079.5 billion OCEANE convertible bond maturing on January 1, 2008 and a €750 million bond maturing on January 23, 2009 (see note 22).

Pinault-Printemps-Redoute has an "A3" short-term credit rating from Standard & Poor's and a "BBB-" long-term rating.

The Group's bank loans and bonds are governed by the usual covenants, i.e. pari passu ranking, a negative-pledge clause that limits the security that can be granted to other lenders and a cross-default obligation.

Confirmed credit lines are subject to a mandatory prepayment clause if financial ratios are not complied with. The main financial ratios are shown in note 22.

Public bond issues in the euro market are not governed by any financial ratio obligation.

All of these covenants were complied with at end 2003 and there is no foreseeable risk of breach.

Legal risks

The Group's companies are involved in various lawsuits or disputes that have arisen in the normal course of business, including disputes with tax, social security or customs authorities. Provisions for risks and charges were made to cover the expenses that the companies and their legal experts deem likely to arise from these disputes. According to the Group's legal advisers, none of the disputes in which the companies are currently involved poses any threat to the Group's normal business or development. All of these legal risks, including commitments made when selling controlling interests in companies, have been provisioned in the consolidated financial statements as at December 31, 2003. None of these risks is considered to have arisen outside the scope of the normal business activities of the Group's companies.

Regarding the guarantees granted in 2003 when the control of Guilbert SA was ceded to Office Depot in May 2003, Pinault-Printemps-Redoute granted a customary liability guarantee for a period of two years, excluding tax-related guarantees governed by legal time limits.

Regarding the guarantees granted in 2003 when the control of Pinault Bois & Matériaux was ceded to the Woleseley Group in June of that year, Saprodis granted a guarantee on its assets and liabilities that will expire in June 2005 and is capped at 20% of the selling price.

As a reminder, the following applies to disposals made in 2002, none of which triggered any significant implementation of the relevant guarantees:

- A two-year guarantee of liabilities capped at €85 million was granted to the Staples Group in October 2002, under an agreement to sell the Group's interest in Guilbert's mail order business.

- No guarantee on either assets or liabilities was granted for the sale of Facet to Cetelem in December 2002.

- Standard guarantees on net assets capped at 20% of the selling price and expiring in April 2005 were granted under an agreement to sell 61% of the share capital and voting rights of Finaref and Finaref Nordic to Crédit Agricole in December 2002. No additional guarantee was granted for the additional 14.5% stake that will be sold in the first quarter of 2004.

Regarding legislation or regulations applicable to the Group's activities, none of the latter is governed by particular rules or requirements on the relevant markets. The Group's business is governed by the same constraints and regulations as those directly applicable to the businesses with which it competes on the relevant markets.

To the best of our knowledge, no foreseeable change in the legal or regulatory framework is likely to have any impact on the above.

Insurance risks

- For several years now, Pinault-Printemps-Redoute approach to managing insurance risk has been to:

• Coordinate action between companies, insurance companies and brokers in order to better:
  - identify, assess and quantify risks
  - determine the amount of cover required.

• Implement a group-wide and decentralized effort to ensure that risks are adequately anticipated, prevented and insured in each Group company, in order to reduce the frequency and seriousness of claims. This involves regular monitoring and inspections, including:
  - audits of main operating sites
  - compliance with recommendations
  - internal control procedures
  - employee training
  - implementation of a contingency plan.

• Transfer risks to insurance companies on a cost-effective basis, taking into account:
  - the cover offered, policy premiums and the Group's self-insurance capabilities
  - conditions in the insurance market and local regulations.

• Select cover based on "All Risks, subject to exclusions" whenever this type of insurance is offered and when this is the best solution after careful consideration of the financial consequences of potential losses and in particular the following:
  - civil responsibility – property damage or injury caused to a third party by products, plant, property or equipment
  - fire, explosion, flooding, etc.
  - operating loss caused by direct damage.

The above principles enable each company and site to determine the type and amount of insurance required to cover the financial consequences of reasonably foreseeable liability or loss risk events.

The insurance market has changed substantially over the past three years, with insurance companies modifying their underwriting policies, charging higher premiums and/or providing less cover and sometimes even excluding some risks. This has caused some companies whose locations give them less exposure to certain risks to limit certain types of cover, as of 2003.

The Group has centralized the sourcing of most property and casualty insurance programmes to which the vast majority of Group subsidiaries subscribe. They were subscribed with insurance groups of appropriate solvency, through international brokers specialized in major risk insurance.

The main insurance programmes cover the following risks:

• property damage caused by fire, explosion, flooding, machinery breakdown, acts of terrorism and attacks causing damage to own property: buildings/furniture/equipment/ merchandise/IT equipment, and to property under Group responsibility as well as the disruption of business activity arising from this, for the time deemed necessary to resume normal activity,

• damage to or loss of equipment, merchandise or property during transport,

• loss of financial assets, data and/or property resulting from theft, fraud, misappropriation or malicious action,

• personal injury or property damage resulting from building work (e.g. new construction, renovation, refurbishment, etc.) for which the Group is the project owner,

• liability for personal injury or property damage caused to a third party by a motor vehicle operated by a company,

• general and environmental civil liability for loss caused to third parties in the course of the Group's activity and associated with the "operating risk", the "post-delivery risk" and "after sales service".

Group companies take out other insurance policies to cover specific risks or to meet local requirements.

Given the diverse nature of its various companies and sites the Group has not sought to determine an overall insurance strategy for its various companies and sites.

However, as of January 1, 2004, each significant Group entity is covered for the following major risks as follows:

• Property damage due to fire, explosion or flooding and ensuing disruption of business:	€800 million
• General civil liability:	€100 million
• Damage to or loss of merchandise during transport:	€15 million
• Damage to or loss of property and financial assets due to fraud or malicious action:	€20 million

The Group's total annual self-insured claims (subject to a per-event excess) average €4.1 million, with recurring claims settled by insurance companies averaging €8.9 million, part of which is reinsured by Printemps Réassurance.

Reinsuring some risks through the Group's reinsurance subsidiary reduces and optimises insurance expenses by enabling a good understanding of loss frequency and visibility on costs, which are well controlled and subject to a maximum annual limit.

The annual premiums of approximately €21.4 million are paid on the international "Group" policies.

Social and environmental risks

In addition to existing internal control procedures, we launched a programme in 2001. The effort to implement a social responsibility policy has gradually brought to light the non-financial challenges and issues that the Group and its companies must face and enabled us to review each company's current policies.

Social risks and supplier relationships

The relationships that Group companies maintain with their suppliers constitute the main external social risk that Pinault-Printemps-Redoute must face. This mainly involves ensuring that these suppliers respect fundamental human rights, particularly in "far-away import" countries such as China, India and Bangladesh.

In order to meet this challenge Pinault-Printemps-Redoute set up a group-wide policy in 2001 involving 4 complementary areas.

First of all Pinault-Printemps-Redoute established a **Supplier Charter** based on the key principles of the International Labour Organisation (ILO). This Charter – which has been distributed to all suppliers of directly- operated brand products since 2002 – specifies the principles to which the Group is committed and the requirements for establishing a sustainable relationship with our Group. These include:

- No labour by children under 15, except in cases when the ILO allows work at age 14;
- No forced labour;
- Compliance with health and safety rules;
- Decent working conditions;
- No discrimination of any type;
- Compliance with social and environmental laws and regulations.

Secondly a comprehensive **self-assessment questionnaire** is sent to suppliers along with the Charter. It requires them to provide detailed answers to questions on each of the Charter's principles, so that we can make an initial assessment of their level of compliance.

After reading the Charter and filling in the questionnaire, each supplier must agree in writing to abide by the Charter's principles.

The **purchasing centres** that several of Pinault-Printemps-Redoute companies have set up in countries where Pinault-Printemps-Redoute is developing our supply chains, are the third means by which we implement our social policy. Redcats has six such offices, including three in China and one in Bangladesh, India and Turkey, as do Conforama and Rexel, which also opened offices in China in 2003. For Redcats this involves almost 250 people who maintain regular and close contact with our suppliers in these countries.

Social compliance audits are conducted by three specialized and internationally recognized firms: Veritas, Intertek (formerly ITS) and CSCC. These social audits are in addition to those performed by our company purchasing centre staff, as part of the supplier selection process.

In 2003, the Group conducted 123 social audits of its suppliers. For each audit a detailed report was drawn up covering the main points of compliance and non-compliance with our Supplier Charter.

If necessary, Group companies work with their suppliers to implement any corrective measures that may be required. Pinault-Printemps-Redoute's policy is to continuously improve its relationships with its suppliers, and not simply exclude them if they fail to comply with our Charter, unless it is clear that they do not intend to apply its fundamental principles.

In addition to these actions, Pinault-Printemps-Redoute may decide to exclude a given country or region from its approved supplier list. This was the case in 2002, when the Group decided to stop doing business with Myanmar (formerly Burma) due to its failure to respect basic human rights.

The results of Redcats' social audits (from January to October 2003)

Redcats' first assessment of social audits concerned suppliers of textiles, wood and toys. We stopped doing business with two suppliers in Bangladesh and India after several unsuccessful attempts to implement corrective action. The results of one audit proved extremely satisfactory. In general, the three problems most recently encountered are related to the payment of overtime, poor working conditions and health and safety deficiencies, such as blocked emergency exits, lack of fire extinguishers, etc.

Pinault-Printemps-Redoute plans to double the number of social audits in 2004, with 200 to 250 scheduled. This new phase of implementation will enable Redcats to comply with the 20/80 rule, whereby at least 20% of its suppliers through which it does 80% of its business will be audited.

Pinault-Printemps-Redoute's Social Clause Initiative

In November 2002, Pinault-Printemps-Redoute became a member of the Social Clause Initiative, a working group formed by the FCD, a French federation of trade and retailing companies. The goal of the Initiative, which includes 14 leading French retailers*, is to share the experience and information they have gained in conducting social audits of suppliers. The FCD has drawn up an audit grid that is used by all of the Initiative members and is working to prepare common guidelines for implementing corrective action plans. The Initiative has also contacted other European retailers applying a similar approach in order to examine the possibility of harmonising the various tools and benchmarks used.

* Members include: Auchan, Camif, Carrefour, Casino, Cora, Galerie Lafayette, Leclerc, Okaïdi, Pinault-Printemps-Redoute (Redcats, Fnac, Printemps, Conforama) and Système U.

Social reporting

In order to respond to demand from new players (socially responsible investment funds, social rating agencies), and to regulatory requirements (the French "New Economic Regulations" and "Financial Security Law" Acts, green paper, etc.), our Human Resources department has improved the Group's social reporting both in qualitative and quantitative terms.

Several meetings of human resources correspondents were held to upgrade reporting. One thing they did was to define key terms so that they are more meaningful and easier to understand locally. For example, the term "manager" was selected to describe someone who has at least one person under his/her responsibility, instead of the usual French term "cadre", which is more or less meaningless outside France and does not suit the specific nature of our business where other categories of staff may also have supervisory responsibility and be considered managers. They also increased the number of social performance indicators. This means that such information as the number of job promotions for both men and women and for managers and non-managers, the total amount of money allocated for training and the total number of strike hours, are now consolidated on a global basis to better understand the underlying social issues.

To further strengthen this social reporting, the Group has decided to publish the main results of the employee satisfaction survey it conducts every two years. The magnitude of the survey (50,000 questionnaires returned in 13 languages) and its level of detail provide extremely valuable information on issues such as employee commitment to the Group, health and safety conditions and respect for employees. This information provides a meaningful and original perspective of the company's social progress and is particularly useful in better understanding social performance, which cannot be measured objectively and is very difficult to assess.

Consolidating environmental efforts and reporting

A look at the environmental programmes and policies presented in this document (see page 78) shows that Pinault-Printemps-Redoute companies have implemented major measures in areas of strategic importance to the Group. We may already begin to assess the results of these measures, such as waste management at Conforama and paper sourcing and transportation at Redcats.

Efforts are currently underway to better organize, structure and allocate these measures.

By the end of 2004, all group companies must have an agenda for enhancing environmental and social responsibility consisting of a three-year action plan that will specify the main objectives for each company and the priority measures they will implement.

This effort will also enable an assessment of the relevant environmental issues throughout the Group. For example, in 2004 a working group will be formed to examine how to better manage electrical and electronic waste (e.g. refrigerators, computers, etc.), which will have to be recycled starting mid-2005. The experience that Fnac has gained in its pilot project with SCRELEC to collect and recycle waste in the city of Nantes, and the work that Conforama has accomplished in identifying potential service providers and negotiating contracts, will be shared to improve environmental performance at the lowest possible cost, while preparing for new regulatory requirements.

The sharing of experience and best practices was facilitated in late 2003 with the appointment of Sustainable Development Managers and/or Committees in each company and the implementation of an "environmental network" that includes managers responsible for infrastructure, logistics and transportation, risk prevention and raw materials.

This network will work to consolidate Pinault-Printemps-Redoute's environmental reporting. With the assistance of two senior auditors from PriceWaterhouseCoopers' Sustainable Development Department these efforts should provide the Group with appropriate indicators for assessing the environmental efficiency of its international operations by the end of 2004.

Environmental reporting is to cover five main areas: raw materials consumption (particularly paper), water and power consumption, waste management, transportation, product policies (eco-design, elimination of certain materials, etc.), and environmental management systems.

The goal is to establish a reliable and comprehensive environmental reporting system within the next two to three years.

Adoption of international financial reporting standards (IFRS)

In compliance with European regulation No. 1606/2002 of July 19, 2002, the Group will present its consolidated financial statements according to IFRS and IFRS 1, the First-time Adoption of International Financial Reporting Standards, as of the 2005 financial year with a comparison against the 2004 financial year.

In preparation of the implementation of these standards, the Group has launched a project to develop the information and consolidation systems by the first half of 2005. The project coordination committee, which reports to the head of financial control and integrates the required expertise in terms of finance, IT and management, meets on a regular basis to monitor the project's development. The progress made on the project will be reported periodically to the Audit Committee, in conjunction with the Statutory Auditors.

The project involves the analysis of the differences between the accounting principles currently applied by the Group and those to be adopted in 2005, with estimates of their impact on the financial statements and information systems, the development of tools and training for subsidiaries and the presentation of the financial statements adjusted according to IFRS.

The coordination of the project requires the deployment of a structured conversion process across the Group's subsidiaries which takes into account its various activities, the number of countries in which it is active and the training to be provided for operational and financial managers. This process also implies the immense task of collecting and analysing data, with timeframes adapted to operational restrictions.

At this stage of the project, the Group performed a pre-analysis which pinpoints the main differences between the valuation and presentation methods defined by international standards and the accounting principles and methods applied by the Group, which are outlined in Note 1 of the consolidated financial statements. This pre-analysis in its current state, only reflects a part of the differences between international standards and the standards applied by the Group, since certain standards remain provisional and will not be applicable until 2005. Some major standards have not yet been published in their final version by the IASB, such as those concerning business combinations (ED3) and the impairment of assets (IAS 36), or have not yet been approved by the European Union, namely IAS 32 and IAS 39 pertaining to financial instruments. As a result, the Group cannot quantify the differences in the presentation of the financial statements and the level of information at this stage.

First-time Adoption of international financial reporting standards: IFRS 1

The first financial statements in line with IFRS must be prepared and presented as if all IFRS had always been applied, with a number of exceptions provided for by IFRS 1. IFRS 1 offers companies the choice between one or two options, notably with regards to IFRS 1.20, whereby companies can opt for either the immediate booking or the staggering of actuarial differences relating to pensions and similar commitments, or IFRS 1.13 relating to business combinations, which offers three solutions to the retroactive adjustment of business combinations prior to January 1, 2004.
Given the booking and valuation restrictions relating to these options, the Group had not made any final decisions as to its preferences as at December 31, 2003.

Pinault-Printemps-Redoute has continued to develop its corporate governance policy by improving the decision-making process within the Supervisory Board and its Committees and by focusing on internal control within the Group.

The Management Board and Supervisory Board structures, which were adopted by Pinault-Printemps-Redoute in 1982, ensure that a clear and effective distinction is made between management functions on the one hand and control and supervision on the other, in accordance with company law. This separation allows the Company to operate in a spirit of transparency and fairness, which is beneficial to all relevant parties: customers, shareholders and employees.

The Management Board, which is a collegiale body made up of senior Group executives, manages the business, approves the annual and half-yearly consolidated and parent company financial statements and defines the overall operating and development strategy and the long-term strategy in strict compliance with bylaws requirements and the relevant provisions of the law.

The Management Board meets as often as necessary, in the interests of the Company and the Group. It is assisted by several Committees comprised of members of senior management, notably the Executive Committee.

Members of the Management Board

Serge Weinberg
Chairman of the Management Board

Thierry Falque-Pierrotin

André Guilbert (until February 16, 2004)

Per Kaufmann

Denis Olivennes

The Supervisory Board is made up of independent directors drawn from various fields. It oversees the management of the business, reviews the consolidated and parent company financial statements and issues authorisations in accordance with the bylaws and the law.

Members of the Supervisory Board

Patricia Barbizet
Chairman of the Supervisory Board

François-Henri Pinault
Vice-Chairman of the Supervisory Board

René Barbier de La Serre

Pierre Bellon

Allan Chapin

Luca Cordero di Montezemolo

Anthony Hamilton

François Henrot

Philippe Lagayette

Alain Minc

François Pinault

Baudouin Prot

Bruno Roger

The Executive Committee

The Executive Committee meets every month, bringing together the various company CEOs and the senior executives of Pinault-Printemps-Redoute. As an operational body of the Group, the Executive Committee focuses on strategic planning, co-ordination and sharing of inter-company initiatives and monitoring cross-functional projects. Executive Committee meetings are held both at the Pinault-Printemps-Redoute head office and on a decentralised basis in France and abroad.

Members of the Executive Committee

Serge Weinberg
Chairman of the Management Board

Laurence Danon
Chairman of the Management Board, France-Printemps

Thierry Falque-Pierrotin
Chairman of the Management Board, Redcats

Thomas Kamm
Vice-President, Communications and Corporate Affairs

Per Kaufmann
Chairman of the Management Board, Conforama

Patrice Marteau
Chief Financial Officer

Frédéric Obala
Vice-President, Strategy and Planning

Denis Olivennes
Chairman and CEO, Fnac

Jean-Charles Pauze
Chairman and CEO, Rexel

François Potier
Vice-President, Human Resources

Alain Viry
Chairman and CEO, CFAO

The Management Committee

The Management Committee, which comprises certain head office functional managers and the heads of the Apparel and Lifestyle and Leisure and Household goods divisions, meets every week with Serge Weinberg, Chairman of the Management Board.

Members of the Management Committee

Serge Weinberg
Chairman of the Management Board

Thierry Falque-Pierrotin

Thomas Kamm

Patrice Marteau

Denis Olivennes

François Potier

Monthly activity and budget review meetings

The senior management of Pinault-Printemps-Redoute holds a monthly meeting with the company CEOs and corporate secretaries to assess the various company activities. Both operational and financial elements are taken into account.

Group organisation and planning

Each company draws up a medium-term plan, covering strategic, operational and financial objectives. Strategic planning covers the long-term development of the businesses, the growth outlook for the key markets and competitors' positioning. Operating objectives are produced through strategic planning that has been transposed into distinct, priority plans of action. The financial plan reflects the impact of these action plans on the company's operating performance and on the accounts and financial situation. Each year, a summary of these plans forms the basis of an in-depth presentation given during the strategy seminar held by the Executive Committee to discuss major strategic issues and group projects.

Social and environmental responsibility

During the year, the Management Board drew up a set of internal rules for the Ethics, Social and Environmental Responsibility Committee (CERSE) and appointed members to the Committee. These members are drawn from the Company and Group companies and provide expertise in a variety of areas: purchasing, human resources, risk prevention, communication, sustainable development, legal affairs and company management. There is also a non-Group Committee member with expertise in social responsibility and company risk. The role of the Ethics, Social and Environmental Responsibility Committee is to collect useful information on all of these subjects, to review the Group's current policies and to establish methods for creating and implementing new policies.

Supervisory Board composition and operating principles

The Supervisory Board is made up of thirteen members. Details of their professional activities and remuneration are shown hereafter. In accordance with the bylaws each member of the Supervisory Board must hold at least five hundred shares in the Company.

The rules and operating methods of the Supervisory Board are governed by the law, the Company bylaws the internal rules of the Board and its specialised Committees provided for in said internal rules (see the Chairman's Report and Internal Rules).

The Board met nine times in 2003. The average attendance rate was 82%. During its various meetings, the Board notably examined, verified and controlled the annual and half-yearly financial statements. It also defined the level of compensation for Management Board members and the allocation of stock options under the two stock option plans currently open to Group employees.

Appointments and functions held by Supervisory Board and Management Board members in 2003 (1). Remuneration and benefits paid by the Company and received from controlled companies during the 2003 financial year for the period of the member's appointment (gross amounts); variable remuneration (gross amount) for 2003 paid in 2004 to the members of the Management Board; reminder of gross remuneration and benefits paid in 2002. No member of the Supervisory Board or Management Board received compensation from the company that controls Pinault-Printemps-Redoute (Artémis) during the financial year.

Supervisory Board

Patricia Barbizet
Chairman of the Supervisory Board
Member of the Supervisory Board
(since December 11, 1992 - current term expires in 2004)
Born on April 17, 1955

CEO of Financière Pinault
CEO of Artémis
Chairman and CEO of Piasa
Chairman of the Board of Société Nouvelle du Théâtre Marigny
Chairman of Christies International Plc (UK)(*)
Director of:
- Air France(*)
- Fnac S.A.
- TF1

Member of the Supervisory Board of:
- Gucci Group NV (Netherlands)
- Yves Saint Laurent Parfums
- Yves Saint Laurent Couture
- Permanent representative of Artémis on the Board of Directors of:
- Agefi
- Bouygues
- Sebdo Le Point

Member of the Managing Board of Château Latour

Remuneration and benefits in 2003: €341,136 (including attendance fees of €46,340, and €64,796 in director's fees paid by Gucci Group NV.)
Remuneration and benefits in 2002: €337,320
Number of shares held: 1,040

François-Henri Pinault
Vice-Chairman of the Supervisory Board(*)
Member of the Supervisory Board
(since January 17, 2001 - current term expires in 2006)
Born on May 28, 1962

General Manager of Financière Pinault
Acting Chairman and CEO of Artémis
Chairman of the Board of Directors of Artémis(*)
Director of:
- Afipa
- Fnac S.A.
- Soft Computing
- TV Breizh

Member of the Supervisory Board of Gucci Group NV
Permanent representative of Artémis on the Supervisory Board of:
- Conforama Holding
- Guilbert(*)

Permanent representative of Financière Pinault on the Board of Bouygues
Member of the Managing Board of Château Latour

Remuneration and benefits in 2003: €136,761 (including attendance fees of €44,023 and €64,796 in director's fees paid by Gucci Group NV).
Remuneration and benefits in 2002: €97,922
Number of shares held: 78,600

(*) Appointments or functions which commenced or terminated in 2003.
(**) Amount paid after withholding tax.

(1) Main appointments and functions in bold type.

René Barbier de La Serre
Member of the Supervisory Board
(since May 10, 1999 - current term expires in 2004)
Born on July 3, 1940

Director of:
Crédit Lyonnais
Sanofi Synthelabo
Schneider Electric
Member of the Supervisory Board of:
Compagnie Financière Saint Honoré
La Compagnie financière
Edmond de Rothschild Banque
Euronext NV (Netherlands)
Censor of:
Fimalac
Nord Est
Chairman of the Board of Directors of Tawa UK Ltd
Acting Director of Harwanne Compagnie de participations industrielles et financières S.A. (Switzerland)(*)
Remuneration and benefits in 2003: €69,340
(attendance fees)
Remuneration and benefits in 2002: €43,854
Number of shares held: 1,500

Pierre Bellon
Member of the Supervisory Board
(since December 19, 2001 - current term expires in 2008)
Born on January 24, 1930

Chairman of the Board of Directors and CEO of Sodexho Alliance
Chairman of the Supervisory Board of Bellon S.A.
Director of:
Abbar and Zainy Sodexho Catering Company
Sodexho Inc
Sodexho Nederland BV
Member of the Supervisory Board of Air Liquide(*)
Vice-Chairman of the Medef
Director of Association Nationale des Sociétés par Actions – ANSA

Remuneration and benefits in 2003: €34,755
(attendance fees)
Remuneration and benefits in 2002: None
Number of shares held: 1,000

Allan Chapin
Member of the Supervisory Board
(since May 21, 2002 – current term expires in 2008)
Born on August 28, 1941

Partner of Compass Partners International LLC
Director of:
Interbrew S.A.
General Security Indemnity Co.
Scor Reinsurance Co.
Scor S.A.
Scor Us Corporation
Taransay Investment Limited(*)
French-American Foundation
Advisory Board Member of Toronto Blue Jays
Chairman of The American Friends of the Pompidou Foundation

Remuneration and benefits in 2003: €24,328(**)
(attendance fees)
Remuneration and benefits in 2002: None
Number of shares held: 500

Luca Cordero di Montezemolo
Member of the Supervisory Board
(since December 19, 2001 - current term expires in 2004)
Born on August 31, 1947

Chairman of Ferrari Spa (Italy)
Chairman of:
Bologna Fiere
Bologna Congressi
Fieg
Imprenditori Associati
Maserati
Montezemolo & Partners

(*) Appointments or functions which commenced or terminated in 2003.
(**) Amount paid after withholding tax.

(1) Main appointments and functions in bold type.

Vice-Chairman of ITEDI
Member of the Board of Directors of:
- Acqua di Parma(*)
- Aelia
- Bologna Football Club 1909
- Editrice La Stampa
- IFI Iniziative Fieristiche Internazionali
- Italiantouch(*)
- Itama Cantieri Navali
- Linea Pelle
- Merloni Elettrodomestici
- Parco di Roma
- Tod's
- Unicredit Banca d'Impresa
- Victoria 2000

Remuneration and benefits in 2003: €22,591(**)
(attendance fees)
Remuneration and benefits in 2002: None
Number of shares held: 500

Anthony Hamilton
Member of the Supervisory Board
(since May 21, 2002 - current term expires in 2008)
Born on October 11, 1941

Chairman Corporate Finance of Fox-Pitt, Kelton Group Limited (UK)
Chairman of:
- Axa UK plc (UK)
- Axa Equity & Law plc (UK)

Director of:
- Axa Financial Inc. (USA)
- Binley Limited (UK)
- CX Reinsurance Company Limited (UK)(*)
- Fox-Pitt, Kelton Limited (UK)
- Fox-Pitt, Kelton Group Limited (UK)
- Swiss Re Capital Markets Limited (UK)

Member of the Supervisory Board of Axa

Remuneration and benefits in 2003: €24,328(**)
(attendance fees)
Remuneration and benefits in 2002: None
Number of shares held: 1,000

François Henrot
Member of the Supervisory Board
(since September 20, 1995 - current term expires in 2004)
Born on July 3, 1949

Managing Partner of Rothschild et Cie Banque
Director of:
- Carrefour
- Eramet

Member of the Supervisory Board of:
- Cogedim
- Vallourec

Remuneration and benefits in 2003: €38,231
(attendance fees)
Remuneration and benefits in 2002: €37,589
Number of shares held: 500

Philippe Lagayette
Member of the Supervisory Board
(since January 20, 1999 - current term expires in 2006)
Born on June 16, 1943

Chairman and CEO of JP Morgan and Cie S.A.
Director of:
- Eurotunnel
- Fimalac(*)
- La Poste

Member of the Supervisory Board of Club Méditerranée(*)
Managing Director and Chairman of the Paris Management Committee of JP Morgan Chase Bank

Remuneration and benefits in 2003: €34,755
(attendance fees)
Remuneration and benefits in 2002: €37,589
Number of shares held: 500

Alain Minc
Member of the Supervisory Board
(since November 27, 1991 - current term expires in 2008)
Born on April 15, 1949

Chairman of AM Conseil
Chairman of Société des Lecteurs du Monde(*)
Chairman of the Supervisory Board of Le Monde(*)

(*) Appointments or functions which commenced or terminated in 2003.
(**) Amount paid after withholding tax.

(1) Main appointments and functions in bold type.

Director of:
Fnac S.A.
Valeo
Vinci

Remuneration and benefits in 2003: €315,112 (including €41,706 in attendance fees and €273,406 relating to services provided by AM Conseil)
Remuneration and benefits in 2002: €310,995 (including €37,589 in attendance fees and €273,406 relating to services provided by AM Conseil)
Number of shares held: 500

François Pinault

Member of the Supervisory Board
(since May 5, 1993 - current term expires in 2004)
Born on August 21, 1936

General Manager of Financière Pinault
Vice-Chairman of the Supervisory Board of Pinault-Printemps-Redoute(*)
Chairman of the Board of Directors of Artémis(*)
Director of Artémis
Chairman and CEO of Garuda
Member of the Managing Board of Château Latour

Remuneration and benefits in 2003: €59,499 (including attendance fees of €41,706)
Remuneration and benefits in 2002: €86,456
Number of shares held: 500

Baudouin Prot

Member of the Supervisory Board
(since March 11, 1998 - current term expires in 2008)
Born on May 24, 1951

Chairman and CEO of BNP Paribas
Director of:
Banque Nationale de Paris Intercontinentale(*)
Pechiney(*)
Veolia Environnement(*)
Member of the Supervisory Board of Cetelem(*)
Permanent representative of BNP Paribas on the Supervisory Board of Accor

(*) Appointments or functions which commenced or terminated in 2003.
(**) Amount paid after withholding tax.

Remuneration and benefits in 2003: €34,755 (attendance fees)
Remuneration and benefits in 2002: €28,192(**)
Number of shares held: 625

Bruno Roger

Member of the Supervisory Board
(since February 18, 1994 - current term expires in 2006)
Born on August 6, 1933

Chairman of Lazard Frères SAS
Chairman of the Supervisory Board of Eurazeo(*)
Member of the Supervisory Board of Eurazeo(*)
Director of:
Cap Gemini Ernst and Young
Compagnie de Saint-Gobain
Sofino (Belgium)
Member of the Supervisory Board of Axa

Remuneration and benefits in 2003: €46,340 (attendance fees)
Remuneration and benefits in 2002: €43,854
Number of shares held: 1,000

Management Board

Serge Weinberg

Chairman of the Management Board
(Member of the Management Board since June 17, 1993 – current term expires in 2007).
Born on February 10, 1951

Chairman of the Supervisory Board of:
France-Printemps
Redcats
Member of the Supervisory Board of:
Gucci Group NV (Netherlands)
Director of:
Fnac S.A.
Rexel
Permanent representative of Tennessee on the Board of Directors of Bouygues
General Manager of:
Adoval
Maremma
Serole

(1) Main appointments and functions in bold type.

Remuneration and benefits in 2003: €1,869,115, of which €762,252 in annual remuneration as the Chairman of the Board, €737,748 in fixed annual remuneration as an employee, €300,000 in guaranteed variable remuneration for 2003, €4,319 in benefits in kind (company car) and €64,796 in director's fees paid by Gucci Group NV.
Variable remuneration paid in 2004 for 2003: €300,000.
Remuneration and benefits in 2002: €1,743,634.
Number of shares held: 119,900

Thierry Falque-Pierrotin
Member of the Management Board
(since December 19, 2001 - current term expires in 2007)
Born on November 1, 1959

Chairman of the Management Board of Redcats
Chairman of Redcats International
Board Member:
- Redcats UK
- Redcats Nordic

Chairman of the Board of Directors of:
- Brylane Inc.
- Redcats USA

Director of Ellos Gruppen
Chairman of the Supervisory Board of:
- La Redoute(*)
- Rouafi (Orcanta)(*)

Director of IMS International Metal Service
Member of the Supervisory Board of:
- Conforama Holding
- Finaref(*)

Permanent representative of Redcats, Director of:
- Finaref(*)
- La Redoute(*)

Remuneration and benefits in 2003: €765,829, of which €512,232 in fixed annual remuneration, €21,348 in annual remuneration as a member of the Management Board, €227,915 in variable remuneration for 2002 and €4,334 in benefits in kind (company car).

Variable remuneration paid in 2004 for 2003: €250,000.
Remuneration and benefits in 2002: €634,835
Number of shares held: 17,200

André Guilbert
Member of the Management Board
(since June 5, 1998 - current term expires on February 16, 2004)
Born on February 16, 1932

Member of the Supervisory Board:
- Banque Eurofin
- HSBC Private Bank France(*)

Director of GL

Remuneration and benefits in 2003: €21,348 (annual remuneration as a member of the Management Board)
Remuneration and benefits in 2002: €21,348
Number of shares held: 2,849,360 (of which 1,451,435 in usufruct)

Per Kaufmann
Member of the Management Board
(since January 21, 1998 - current term expires in 2007)
Born on March 30, 1956

Chairman of the Management Board of Conforama Holding
Chairman of the Board of Directors of:
- Brico Hogar (Spain)
- Conforama France
- Conforama Italia
- Conforama Luxembourg
- Conforama S.A. (Switzerland)
- Hipermovel Mobiliario e Decoraçao (Portugal)

Chairman of:
- Cogedem

Director of:
- Confo on Line(*)
- Conforama España
- Conforama Investmenti
- Conforama Asia Pte Ltd. (Singapore)
- Copres Corporation Ltd. (Taiwan)
- Facet

(*) Appointments or functions which commenced or terminated in 2003.
(**) Amount paid after withholding tax.

(1) Main appointments and functions in bold type.

Finaref(*)
Klastek Invest SL (Spain)
Salzam Mercatone Spa (Italy)(*)
Société de développement de la literie(*)
Member of the Supervisory Board of:
Conforama Polska (Poland)
SNFA
General Manager of Conforama Management Services

Remuneration and benefits in 2003: €588,215, of which €466,500 in fixed annual remuneration, €21,348 in annual remuneration as a member of the Management Board, €95,520 in variable remuneration for 2002 and €4,847 in benefits in kind (company car)
Variable remuneration paid in 2004 for 2003: €83,811
Remuneration and benefits in 2002: €605,533
Number of shares held: 5

Denis Olivennes
Member of the Management Board
(since September 4, 2002 - current term expires in 2007)
Born on October 18, 1960

Chairman and CEO, Fnac S.A.
Chairman of the Supervisory Board of:
Conforama Holding
Guilbert(*)
Chairman of the Board of Directors and Director of:
representative of Grandes Almacenes Fnac España(*)
Chairman of the Board of Directors of:
Fnac Belgium(*)
Fnac Suisse(*)
Vice-Chairman of Conseil de Culturae Communicazione(*)
General Manager of Fnac Portugal(*)
Permanent representative of Fnac, Director of:
Surcouf(*)
Representative of Pinault-Printemps-Redoute
Director of Finaref(*)
Member of the Supervisory Board of Finaref(*)
Director of Cineteve

Remuneration and benefits in 2003: €940,209, of which €828,652 in fixed annual remuneration, €21,348 in annual remuneration as a member of the Management Board, €85,000 in variable remuneration for 2002 and €5,209 in benefits in kind (company car)
Variable remuneration paid in 2004 for 2003: €244,403
Remuneration and benefits in 2002
(as from September 4, 2002): €284,320
Number of shares held: 200

(*) Appointments or functions which commenced or terminated in 2003.
(**) Amount paid after withholding tax.

(1) Main appointments and functions in bold type.

Stock option subscription or purchase plans granted to directors and exercised options

Stock option or stock purchase plans granted to each senior officer and options exercised by the latter	Number of options granted Number of shares subscribed or purchased	Price	Maturity dates	Plans
Serge Weinberg	60,000	€66	08/07/2013	2003 PPR Stock option subscription plan
Thierry Falque-Pierrotin	15,000	€66	08/07/2013	2003 PPR Stock option subscription plan
Per Kaufmann	9,000	€66	08/07/2013	2003 PPR Stock option subscription plan
Denis Olivennes	25,000	€66	08/07/2013	2003 PPR Stock option subscription plan
Options exercised by each director during the financial year				
-	-	-	-	-

There are no assets which belong either directly or indirectly to the company's senior executives and which are used by the Group.

Fees paid by the Group in 2003 to the Statutory Auditors and to the members of their organisations

	KPMG AUDIT		DELOITTE TOUCHE TOHMATSU	
(IN € THOUSANDS)	Amount	%	Amount	%
Audit				
Statutory auditors, Certification, review of Individual and consolidated financial statements	3,765.0		4,080.9	
Ancillary assignments	1,832.8		1,630.3	
Subtotal	5,597.8	89.2%	5,711.2	81.9%
Other services				
Legal, tax, labour	678.4(*)		1,209.7(*)	
Consulting				
Other			52.0	
Subtotal	678.4	10.8%	1,261.7	18.1%
TOTAL	**6,276.2**	**100.0%**	**6,972.9**	**100%**

* Concerns mainly the overseas subsidiaries.

on the preparation and organisation of the Supervisory Board's work and the internal control procedures implemented by the Company

In accordance with Article L.225-68, paragraph 6 of the *Code de Commerce* (French Commercial Code), as amended by Article 117 of the French Financial Security Law dated August 1, 2003, the conditions for the preparation and organisation of the work of the Supervisory Board and the internal control procedures implemented by the Company are set out below.

1. Conditions for the preparation and organisation of the work of the Supervisory Board

The conditions for the preparation and organisation of the work of the Supervisory Board are defined by the law, the Company bylaws, the Board's internal rules and the rules of the relevant specialised committees.

The Board is made up of thirteen members with extensive experience in the areas of corporate strategy, finance, accounting, distribution, political economy and the management and supervision of commercial companies. After due examination and in accordance with the defined independence criteria, the Board qualified five members as independent, without prejudice to the independence of the other members.

The Supervisory Board meets at least four times a year. In order to help the Board members prepare the subjects to be examined at each meeting, they receive in advance a file containing comprehensive information on all agenda items.

In order to strengthen its functional procedures and to take account of the recommendations of the Viénot and Bouton reports, the Supervisory Board completed its Internal rules in 2003. These Internal rules set out and formalise the rules governing the organisation and functional procedures of the Supervisory Board and the mission of its three committees: Audit Committee, Remuneration Committee and Appointments Committee. The full text of the Board's Internal Rules can be found in the chapter on corporate governance in the reference document.

The Internal Rules also establish procedures for the trading in shares of quoted Group companies by defining closed periods and requiring the reporting of all dealings in Company shares. They define the frequency and format of Board meetings, and provide for attendance at Board meetings by videoconference. The Internal Rules also include a provision for the regular assessment of the Board's operating procedures and define the criteria used to allocate attendance fees.

In the context of its control and supervisory functions, and without prejudice to the legal provisions governing the authorisations that the Board is required to grant (regulated agreements, endorsements, pledges and guarantees, divestments and sales of property, etc.), some transactions also require the prior authorisation of the Supervisory Board (see internal rules).

The Supervisory Board carefully examines such transactions. The Chairman ensures that he has received all of the necessary information from the Management Board within a suitable timeframe so that the Board can deliberate in a satisfactory manner.

Supervisory Board independence

The operating principles for a company with Management and Supervisory Boards, as defined by legal and internal provisions, provide for the separation of the management functions exercised by the Management Board from the supervisory and control functions exercised by the Supervisory Board. These institutional principles guarantee the independence of the Supervisory Board.

In the interest of sound corporate governance, the Supervisory Board decided to draw on the proposals contained in the "Bouton Report", which are particularly aimed at single board "sociétés anonymes". For the purposes of qualifying criteria of its members as independent and to indentify any potential conflict of interest, the Board has adapted the criteria set forth in the Bouton Report, with the exception of the criterion of "length of appointment". The Board does not consider this criterion essential given the considerable experience and knowledge of the company acquired by members to whom the shareholders have given their confidence. Based on these criteria and the decision of the Board, the following members were qualified as independent members of the Supervisory Board, without prejudice to the independence of the other members: Messrs René Barbier de La Serre, Pierre Bellon, Allan Chapin, Luca Cordero di Montezemolo and Anthony Hamilton, i.e. over one third of the Board members and two thirds of the Audit Committee and Appointments Committee members. The most senior term held by an independent member is that of René Barbier de la Serre, a member of the Supervisory Board since 1999.

Audit Committee

Within the limits of the functions delegated to the Supervisory Board and the Management Board, the main role of the Audit Committee is to ensure that the Company's accounting methods are appropriate, permanent and reliable, and to review the effective implementation of internal control and risk management procedures.

The Audit Committee is made up of three members of the Board: Mr René Barbier de La Serre, Chairman, Mr Anthony Hamilton and Mr François-Henri Pinault.

Remuneration Committee

The role of the Remuneration Committee is to make proposals to the Supervisory Board on the remuneration and stock options granted to members of the Management Board and the remuneration of the Chairman and Vice Chairman of the Supervisory Board. The Remuneration Committee is made up of five members of the Board: Mrs Patricia Barbizet, Chairman, and Messrs François Henrot, Philippe Lagayette, François-Henri Pinault and Bruno Roger.

Appointments Committee

The role of the Appointments Committee is to examine the proposals for the appointment of members to the Management Board and Supervisory Board before they are presented to the Annual General Meeting for approval or to the Supervisory Board in the event of a vacancy. The Committee is also responsible for assessing the independence of the Supervisory Board members, on the basis of criteria defined by the Board. The Committee is made up of three members of the Board: Mrs Patricia Barbizet, Chairman, and Messrs Pierre Bellon and Allan Chapin.

Activity of the Supervisory Board in 2003 and up to March 3, 2004

The Supervisory Board met nine times in 2003, with an average attendance rate of 82%:

Date	Attendance rate of Directors (Attendance rate)
04.02.2003	9/13 (70%)
04.03.2003	11/13 (84%)
07.04.2003	11/13 (84%)
22.05.2003	13/13 (100%)
09.07.2003	12/13 (92%)
03.09.2003	12/13 (92%)
08.10.2003	9/13 (70%)
27.10.2003	9/13 (70%)
10.12.2003	10/13 (77%)

The Supervisory Board's work mainly involved reviewing the annual and half-yearly financial statements, carrying out controls on the work of the Management Board and assessing strategic issues.

Based on the examination by the Audit Committee during its meeting of March 4, 2003, the Supervisory Board reviewed the 2002 annual financial statements as approved by the Management Board and the financial statements for the first half of 2003 during its meeting of September 3, 2003.

Last year, the Board authorised the Management Board to proceed with the sale of Guilbert (Contract division) to Office Depot, and of Pinault Bois et Matériaux to Wolseley. It also decided to transfer the Company's head office and appointed Mr François-Henri Pinault as Vice-Chairman of the Supervisory Board following the resignation of Mr François Pinault, who stayed on as a member of the Board. The Supervisory Board authorised the Management Board to proceed with the issue of bonds that can be converted or exchanged into new shares with the cancellation of shareholder appointments rights, in accordance with the Company bylaws and the approval of the Extraordinary Shareholders Meeting of May 21, 2002. Following the recommendation of the Appointments Committee, the Board also renewed the pre-emptive of the Management Board members, including that of Mr Serge Weinberg, the Chairman, for a period of four years expiring on November 27, 2007. The Supervisory Board received reports from the Management Board on the Company's strategic matters and considered the succession of managers at Gucci Group.

In accordance with its internal procedures, the Board allocated the attendance fees authorised by the Annual General Meeting. The total amount of attendance fees paid during the financial year came to €503,197, including a special fee of €23,000 paid to the Chairman of the Audit Committee. The Chairman and Vice-Chairman of the Supervisory Board both receive a remuneration, which is fixed by the Board (€230,000 and €45,735, respectively in 2003).

Based on the examination by the Audit Committee during its first meeting in 2004, the Supervisory Board (100% attendance rate) reviewed the 2003 annual financial statements as approved by the Management Board.

Assessment of the Supervisory Board

In accordance with its internal rules, the Supervisory Board carried out its annual assessment for the 2003 financial year. It assessed the efficiency of working methods, the way matters are reported to it, the quality of the information made available to it, the preparation of its deliberations and decisions, as well as the effective input of each Member to Board proceedings and, as the case may be, to committee proceedings. During its meeting of March 3, 2004, the Chairman presented a summary of responses to the members' assessment sent to them and the Board deliberated thereon.

This assessment will be conducted by the Board on an annual basis and will enable it to ensure that important issues are suitably reported, examined and discussed during meetings and that the effective contribution of each member to the work of the Board and its Committees is measured.

The Board will conduct a formal assessment of its composition and activity every three years under the supervision of an independent Board member. In 2003, Mr Allan Chapin was appointed to supervise this work, the results of which will be submitted to the Board.

Activity of the Audit Committee in 2003 and up to March 3, 2004

The Committee met four times in 2003 (92% attendance rate).

During its first meeting of 2003, the Committee reviewed the 2002 financial statements as approved by the Management Board. This review focused in particular on the scope of consolidated companies, the existing control procedures and major risks and off-balance sheet commitments. To this end, the Committee interviewed representations of the Company's finance and accounts departments, the internal audit department and the Statutory Auditors. It also interviewed the Statutory Auditors regarding their assignments at the consolidated companies outside the presence of the company's management. The audit assignments carried out by the Statutory Auditors, as well as their fees, were closely examined. The Audit Committee submitted the results of its work and proposals to the Supervisory Board.

At its meeting in July 2003, the Committee looked in particular at the various aspects of the Group's financing and cash management, the organisation of internal audits and reporting systems and the implementation of the IFRS programme. At its September 2003 meeting, the Committee reviewed the Group's consolidated half-yearly financial statements. The December 2003 Committee meeting focused on the transition to IFRS standards, various aspects of the Group's financing and procedures and development regarding internal audit.

During its first meeting of 2004, the Committee (100% attendance rate) reviewed the 2003 financial statements as approved by the Management Board. This review focused in particular on the scope of consolidated companies, the existing control procedures and major risks and off-balance sheet commitments. To this end, the Committee interviewed the Company's finance and accounts departments, the internal representations of audit department and the Statutory Auditors. It also interviewed the Statutory Auditors regarding their assignments at the consolidated companies outside the presence of the company's management. The audit assignments carried out by the Statutory Auditors, as well as their fees, were closely examined. The Committee made a recommendation to the Supervisory Board for the renewal of the appointment of one of the Statutory Auditors (KPMG S.A.) and the appointment of a substitute Auditor (SCP Jean-Claude André et Autres).

The Audit Committee submitted the results of its work and proposals to the Supervisory Board.

Activity of the Remuneration Committee in 2003 and up to March 3, 2004

The Committee met three times in 2003 (93% attendance rate) to discuss the general remuneration policy and the allocation of options to executive managers and to review the allocation of options and the remuneration policy for members of the Management Board. The remuneration of members of the Management Board includes a fixed amount and a variable amount calculated both on the basis of profitability indicators, such as operating income and return on equity, and on the basis of specific targets relating to their respective areas of responsibility, compared to budget forecasts.

The Committee also met once in 2004 (80% attendance rate) to establish recommendations to the Supervisory Board on the remuneration of members of the Management Board, in particular the fixed remuneration for 2004 and the variable remuneration in 2003.

The Remuneration Committee submitted the results of its work and proposals to the Supervisory Board.

Activity of the Appointments Committee in 2003 and up to March 3, 2004

The Committee met once in 2003, with all of its members present, to establish a proposal to the Supervisory Board on the renewal of the appointments of members of the Management Board and the appointment of a Management Board Chairman for a four-year period. It also met once in 2004 (100% attendance rate), to establish a proposal to the Board on the renewal of the mandates of five members of the Supervisory Board.

The Appointments Committee submitted the results of its work and proposals to the Supervisory Board.

2. Internal control procedures implemented by the company

Pinault-Printemps-Redoute is the holding company of the Pinault-Printemps-Redoute group, the European leader in specialised distribution and a major player in the Luxury Goods industry. The main consolidated companies include Fnac, Conforama, Printemps, Redcats, CFAO, Rexel and Gucci Group.

As a holding company, Pinault-Printemps-Redoute's main activities consist in managing its investments, financing the activities of its subsidiaries, ensuring support and communication functions and developing cross-functional resources for the entire Pinault-Printemps-Redoute group, notably in the area of purchasing (PPR Purchasing, Buyco, GNX).

2.1. Outline of the objectives of internal control procedures

Internal control at the Pinault-Printemps-Redoute group is structured in order to help ensure that the parent company and consolidated financial statements provide a fair and consistent view of its financial position and offer a reasonable assessment of all nature of risks the Company may face. To do so, this process is applied at every level of the organisation within each company and is overseen by the operating and functional departments.

At the Pinault-Printemps-Redoute level, the corporate structure adopted by the company, with a Management Board and a Supervisory Board, allows for the effective separation of the operation and management functions and from the control functions.

The Management Board has set up an organisation which fixes the scope of responsibility of each major operational or functional department and any related authorisations.

The Management Board and the Supervisory Board of Pinault-Printemps-Redoute have assigned to the senior managers of the Company the responsibility of implementing internal control procedures to ensure consistency and reliability in the consolidated financial statements and to provide a true and fair view of the Company's financial position and risks of any nature that may prevent the Company from reaching objectives that fall into the following categories:

- Realisation and optimisation of operations,
- Reliability of financial information,
- Compliance with current legislation and regulations.

Internal control assists the management in decision-making, enabling managers to achieve these objectives reasonably.

2.2. General organisation of internal control procedures

■ All levels of the organisation have day-to-day responsibilities in terms of internal control procedures, in particular:

1. At the Supervisory Board level, which relies on the work carried out by the Audit Committee, whose role includes overseeing the effective implementation of internal control procedures and managing risks. Its operating procedures are outlined in the internal rules.

2. At the level of the other control functions, including:
– The Group's Internal Audit Department, which, together with the Statutory Auditors and the Audit Committee, is responsible for checking the control procedures implemented by other departments. It presents the progress reports on the audit plan at least twice a year to the Audit Committee. Its operating procedures are outlined in the Audit Charter.
– The Group's Financial Control Department, which contributes to Group management through the coordination of the planning and reporting processes, is responsible for monitoring company activities and overseeing the preparation of the Group's consolidated financial statements.

■ At the operating level, internal control procedures refer to the following documents which are distributed to the various managers and their teams:

The Code of Ethics describes the values of integrity and professionalism on which the Group is founded. Its recommendations serve as a benchmark for all of the Company's operating and functional departments.

The Code of Business Conduct, which will be deployed gradually in 2004 and 2005, outlines clear principles and rules to guide employees' day-to-day actions and behaviour.

The Pinault-Printemps-Redoute Audit Charter defines the organisation and operating procedures of the Company's Internal Audit department as well as the interaction with the other control functions of the Group and companies and with the External Auditors.

Some Company functions are also based on **procedure manuals** which outline the best practices to be applied within the scope of their respective businesses, for example in terms of accounting, financial or cash management procedures.

■ Financial and accounting information is provided by the Corporate Secretary's department, which oversees the Financial Control and the Finance and Treasury Departments.

■ The organisation also includes the Statutory Auditors, who certify the Group's parent company and consolidated financial statements on an annual basis and deliver an opinion on the Group's half-yearly consolidated financial statements.

2.3. Summary of internal control procedures

Given the decentralisation of functions and responsibilities, the internal control system is structured based on a number of policies, procedures and practices which aim to ensure that the necessary measures are taken to control the risks that could have a significant impact on the Company's financial position or the achievement of its objectives.

In accordance with the recommendations of the COB, in particular that of January 16, 2003 on the preparation of the 2002 reference documents and the recommendation of the AMF (Financial Market Authorities) of January 23, 2004, the management of the different risks is presented in the Company's Annual Report.

- The Pinault-Printemps-Redoute group's strategy and objectives are discussed annually through a number of medium-term plans and budgets of operating units of each Group company.

- Within each company, management defines for employees its operating policies and procedures which aim to harmonise working methods and improve the efficiency of the operations.

- As for human resources management, the Group implements policies in order to improve professional performance and personal development, applying high standards of employee dialogue and participation in the company, both in terms of the choice of union representation and sharing Group development results, and has set up tools to assess its human resources environment (opinion polls). It also oversees the proper allocation of resources within the Group, notably through regular appraisals of positions, remuneration levels, skills and staffing. The employee succession plans for key positions also contribute to the development of the organisation.

- At the IT resources level, the Information Systems Department participates in the technical and financial assessment carried out by companies when selecting IT solutions, notably when the budgets and medium-term plans are defined. The Group's main IT projects are monitored continually to ensure that they are carried out smoothly.

- Representatives of Group companies meet regularly to share information on operations and strategy, exchange skills and deploy the best practices throughout the Group, for example, through strategic committees coordinated by Pinault-Printemps-Redoute's Strategy and Planning Department (E-commerce Committee and Customer Marketing Committee) or Country Committees which bring together senior managers from each company with operations in a given foreign country.

This organisation is strengthened by the centralisation of technical expertise applied at the Group level.

- The Strategy Department assists Group companies in defining their strategy and the implementation of projects by providing them with a number of support services (competitive intelligence, monitoring research, etc.). It also manages and coordinates all of the Group's cross-functional projects.

- The Corporate Development Departments coordinate the Group's annual planning process by contributing to the definition of the strategy and operations set out in the medium-term plans of companies.

- The Communication and Corporate Affairs Department oversees the external communication of the Group (in terms of financial information, strategy, labour issues, etc.) with the exception of customer communication (sales, advertising, marketing, etc.) which is defined and managed at the company level.

- The Finance and Treasury Department ensures the implementation of interest rate and currency derivatives and coordinates the cash management of the subsidiaries. It provides instructions in terms of the allocation of activity by bank, coordinates Group bids and ensures the consistency between published financial information and policies governing interest rate, currency and liquidity risk management. Almost all of the financing is set up by Pinault-Printemps-Redoute or PPR Finance. Exceptions are analysed on a case-by-case basis according to specific opportunities or restrictions, notably in the case of listed subsidiaries, and require the approval of Pinault-Printemps-Redoute.

- The Legal Department advises the Group companies on significant legal issues and coordinates studies and analyses that involve more than one Group company or are of substantive interest to the Group.

- The Tax Department determines the Group's tax policy, advises and assists companies on all issues linked to tax law and the implementation of tax consolidation in France.

- The Real Estate Department manages and coordinates significant real estate deals for the entire Group.

- The Insurance Department is responsible for implementing and monitoring the Group's insurance policies.

2.4. Description of internal control procedures concerning the presentation of accounting and financial information

The production and analysis of financial information is based on a set of finance management procedures including:

- Medium-term plans, which measure the impact on the Group's financial structure and management. They also serve as a basis for the Group's annual assessment of the value-in-use of assets in relation to the various operating units.

- Budgets, established based on the exchange between the operating departments and the Group's Senior Management, broken down into two steps: a pre-budget describing the financial structure and operating action plans is defined in the fourth quarter of the previous year and approved early in the first quarter of the following year, accounting for significant post-year end events, where applicable.

- The Group's reporting, which monitors company performances throughout the year using specific indicators whose consistency and reliability have been reviewed by the Financial Control Department. The Financial Control Department also ensures that the accounting methods applied by the Group companies are consistent with Group rules and performs a comparison analysis with the budget and the previous year's figures in conjunction with the financial controllers of the companies.

- The Company's senior management and the Chairmen and corporate secretaries of Group companies hold a meeting every month to assess company activities on the basis of financial results and operations.

- The statutory consolidation of the financial statements is established at the end of June and the end of December using the Group's consolidation tool. The companies' consolidation packages are validated by the Statutory Auditors and signed by the companies' financial directors or accounting managers who are responsible for the reliability of their content. At the begining of each consolidation, the Group's Financial Control Department provides to each companies instructions specifying the list of reports to send, the common assumptions to be used and the specific points to be taken into account.

- Group investments are broken down into two threshold categories and approved accordingly:
  - Strategic investments over the fixed limit of €15 million are subject to review by the Executive Committee of Pinault-Printemps-Redoute, while those over €500 million are subject to approval by the Management Board and the Supervisory Board.
  - Every year for operating investments, the Group defines a budget for the year ahead and ensures that expenditure does not exceed the pre-defined amount.

- The Group regularly monitors changes in the off-balance sheet commitments of its companies. This control is carried out as part of the statutory consolidation processes whereby Group companies are required to provide an exhaustive list of their commercial or financial commitments along with a follow-up from year to year.

2.5. Analysis of internal control procedures of *Pinault-Printemps-Redoute*

The internal control procedures implemented by Company managers and incorporated into their day-to-day functions as described above are part of an ongoing strategy designed to identify, assess and manage company risks. In 2003, Pinault-Printemps-Redoute further strengthened the internal control of its activities by analysing its internal control procedures and their documentation. For this analysis, the Group was broken down into key processes.

The risk management department of an international auditing firm, which is not the Company's Statutory Auditors, also participated in the analysis.

The purpose of this approach is to further improve the management and efficiency of operations in order to reach both general and specific Group objectives and to specify the role of the operating departments in internal control matters.

The methodology applied is based on the following principles:

- The company was broken down into key processes based on three categories:
  - Strategic processes
  - Operating processes
  - Support processes;
- Interviews were carried out with approximately eighty key operating personnel in the major entities involving 650 points of control;
- The assessment were centralised to ensure overall consistency;
- The method was presented to the Audit Committee of the Supervisory Board and the Executive Committee.

As of 2004, an analysis of the internal control procedures will be formalised once a year in order to periodically update the Group's internal control system, at the strategic, operating and financial levels.

This analysis will be extended to each activity as well as to the level of detail of information through:

- The set-up of a harmonised assessment process
- An increase in the number of interviews
- The performance of tests on key processes
- The identification of areas of improvement
- The implementation of corrective measures where necessary.

These initiatives will help facilitate the implementation of the Group's Audit Programme and enlarge the scope and improve the effectiveness of assignments carried out by Internal Audit and External Audit.

Progress reports will be sent to the Audit Committee of the Supervisory Board on a regular basis. The main conclusions will serve as a basis for this report.

Chairman of the Supervisory Board

Statutory Auditors' report

On the report of the Chairman of the Supervisory Board outlining internal control procedures applied in preparing and processing the accounting and financial information for the year ended December 31, 2003.

In our role as Statutory Auditors of Pinault-Printemps-Redoute and in application of the provisions of the last paragraph of Article L.225-235 of the *Code de Commerce* (French Commercial Code), we would like to present our comments on the report drawn up by the Chairman of the Company in accordance with the provisions of Article L.225-68 of the *Code de Commerce* (French Commercial Code) on the year ended December 31, 2003.

Under the responsibility of the Supervisory Board, it is the management's duty to define and implement adequate and effective internal control procedures. The Chairman is required to report on the preparation and organisation of the Supervisory Board's work and the internal control procedures implemented by the Company.

It is our duty to inform you of our comments on the information and statements contained in the Chairman's report regarding the internal control procedures related to the preparation and processing of accounting and financial information.

In line with the accounting standards applicable in France, we have examined the objectives and organisation of the internal control system and the internal control procedures related to the preparation and definition of accounting and financial information presented in the Chairman's report.

On the basis of our audit, we have no comments to make on the description of the Company's internal control procedures related to the preparation and processing of accounting and financial information contained in the report of the Chairman of the Supervisory Board, which is drawn up in accordance with the provisions of the last paragraph of Article L.225-68 of the *Code de Commerce* (French Commercial Code).

Paris, March 10, 2004

The Statutory Auditors

KPMG Audit	Deloitte Touche Tohmatsu
Department of KPMG S.A.	
Gérard Rivière	Amadou Raimi Pascale Chastaing-Doblin

This is a free translation of the original text in French for information purposes only.

Supervisory Board meetings

The Supervisory Board meets at least four times a year. The Chairman ensures that the information provided to the members of the Supervisory Board by the Management Board is sufficient to enable the Board to deliberate in possession of all necessary information.

Members of the Supervisory Board and other persons attending the meetings, whether on an occasional or consultative basis, are bound by an obligation of confidentiality and discretion towards the Company. They are informed of this obligation by the Chairman at the latest during the first meeting that they attend.

In accordance with article L.225-82 of the *Code de Commerce* (French Commercial Code), for the purpose of calculating the quorum and the majority, Board members who take part in the Board meeting by videoconference facilities are deemed to be present. This provision however is not applicable in the case of decisions being adopted under Articles L.225-59 (appointment of the members or Chairman of the Management Board), and L.225-81 of the *Code de Commerce* (French Commercial Code) (election of Chairman or Vice- Chairman of the Supervisory Board and the fixing of their compensation). The videoconference facilities used must comply with technical requirements enabling the users to actually take part in the Board meeting the deliberations of which must be transmitted without interruption.

Members of the Supervisory Board who, while attending a meeting, do not wish to cast a vote, are counted in the quorum and are not counted in the vote calculation.

Supervisory Board authorisations

In the context of its control and supervisory functions, and without prejudice to the authorisations which must be granted by the Supervisory Board in accordance with the law (regulated agreements, endorsements, pledges and guarantees, divestments or sale of property...) the Supervisory Board is entitled, in accordance with the bylaws, to grant the appropriate authorisations to the Management Board as regards:

a) transactions which might substantially affect Group strategy, its financial structure or its scope of activity,

b) issuance of shares and share equivalents, which could result in a change in share capital,

c) the following transactions provided that each one exceeds a certain sum as fixed by the Supervisory Board:
- any acquisitions in any existing or new companies, any equity participation in the establishment of any company, associations or organisations, any subscription to share issues, partnership shares, or bonds,
- any exchanges, with or without a cash balance, regarding goods, shares or securities, the acquisition of buildings or similar assets, any purchase or sale, by any means of any type of debts.

These transactions are carefully scrutinised by the Supervisory Board. The Chairman of the Supervisory Board ensures that the necessary information is provided by the Management Board in a sufficient time and detail to allow the Supervisory Board to deliberate appropriately.

Committees

To enable it to carry out its control and supervisory functions in the best possible conditions and in accordance with the law, particularly as regards the powers of the Management Board, the Supervisory Board, in its concern for sound corporate governance, has set up three committees: the Audit, Remuneration and Appointments Committees.

The members of these committees are selected freely by the Supervisory Board from among its members. Each committee defines its own means of organisation and operation while adhering to the collegiate principle of the Supervisory Board.

The Committees report to the Board on a regular basis.

Any Committee member can, at any time and as he thinks fit, update the Chairman of the Supervisory Board on any aspect of the committee's work.

Committee members are bound by the same confidentiality obligation as in their capacity as members of the Supervisory Board. Other persons attending the Committee meetings, be it on an occasional or consultative basis, are bound by the same obligation; they are informed of their confidentiality obligation by the Committee Chairman at the latest during the first meeting they attend.

Audit Committee

Within the limits of the powers delegated to the Supervisory Board, the mission of the Audit Committee is to ensure that the Company's accounting methods are appropriate, permanent and reliable, and to review the effective implementation of internal control and risk management procedures.

Each year it reviews the fees charged by the Company's statutory auditors and assesses their independence.

The Committee deliberates on the prior checks that need to be conducted in connection with producing the annual and half-year financial statements. It may interview, question, and request explanations from the Company's and the Group's consolidated companies' Statutory Auditors and has access to all documents in order to fulfil its mission.

With the prior agreement of the Management Board, it may interview any member of staff, board member, or third party, as well as the Company's finance department.

The Audit Committee's mission also includes the reviews of proposals to nominate the Statutory Auditors prior to their appointment by the General Meeting.

In this context, it reviews their fees and independence. The Committee can also initiate the review of any potential candidate for appointment as Statutory Auditors.

The Committee may meet at any time, at the request of its Chairman, as part of its duties.

Remuneration Committee

The mission of the Remuneration Committee is to make proposals to the Supervisory Board as regards the compensation and stock options to be granted to members of the Management Board as well as the compensation of the Chairman and Vice Chairman of the Supervisory Board.

The Committee deliberates prior to the decision of the Supervisory Board which determines the compensation or the share options to be granted.

Appointments Committee

The mission of the Appointments Committee is to examine and propose to the Supervisory Board the appointment of the Management Board members.

The Appointments Committee also examines the applications of members of the Supervisory Board before their appointment is submitted to the Annual General Meeting, or before their appointment by the Supervisory Board in the case of a vacancy.

Prior to appointment or at any time deemed useful, the Committee examines, pursuant to the criteria of independence as defined by the Board, the position of independent Board members declared at any time by each member of the Supervisory Board, with each member reporting his or her own position.

The Committee can initiate the review of any potential candidate for appointment to the Management Board or to the Supervisory Board.

Trading in company shares

The members of the Supervisory Board are required to refrain from trading in shares of any quoted Group company during the six weeks prior to the publication of the annual or half-year results. In no way does this closed period replace the legal regulations as regards insider trading with which each member of the Board must comply at the moment he decides to trade, no matter when this might occur outside the defined closed periods.

All dealing in Company shares by members of the Supervisory Board is made public in an official statement every six months. During the month following each half-year end, Supervisory Board members are required to report all of their share dealings to the Company for the previous half-year.

Supervisory Board members must record all the shares they hold in the Company in a registered account.

Assessment of the Supervisory Board

In order to ensure the efficient fulfilment of its duties, the Supervisory Board assesses its own performance each year. In performing this evaluation, the Supervisory Board assesses its operating methods, the way matters are reported to it, the quality of the information made available to it, the preparation of its deliberations and decisions, as well as the effective input of each Member to Board proceedings and, as the case may be, to committee proceedings.
At least, every three years the Supervisory Board also conducts an assessment of its Members and activity by means of an independent member appointed by the Board.

Attendance fees

The attendance fees granted to members of the Supervisory Board at the Annual General Meeting are made up of a fixed portion, granted to all Board members, and a variable portion which is based on their attendance record at Board meetings. The members of the Audit Committee, the Remuneration Committee and the Appointments Committee receive, in addition, a half portion which is a fixed sum and a half portion which is variable, based on the same criteria.
The Supervisory Board may decide, on proposal from the Appointments Committee, to grant to one or several members, a special portion taken from the global sum allocated, before proceeding with the distribution as described above.

To the Shareholders,

The Supervisory Board has regularly obtained information about the market and business of the Company and the Group in terms of compliance with statutory requirements. As part of its supervisory role, it carried out the checks and controls that it deemed necessary.

The Supervisory Board has examined the 2003 financial statements, together with the Management Board's report on the operations of the Company and the Group in 2003. It noted the conclusions of the Audit Committee, which examined the structure of consolidated companies, existing control procedures and significant risks and off-balance sheet commitments. The Supervisory Board also reviewed the terms of the agreement between the Group and its parent company, Artémis. It examined the services provided, the benefits derived by the Group and the related fees paid in 2003 with respect to the agreement that it approved.

The Supervisory Board approved the annual financial statements, as presented in this report, and analysed the information given in the Management Board's report. We do not have any particular comments for shareholders regarding this information. You are requested to approve the parent company and consolidated financial statements for 2003 as well as the special report of the Statutory Auditors on the agreements governed by Articles L.225-86 et seq. of the *Code de Commerce* (French Commercial Code).

The Board noted the expiry of the term of André Guilbert on February 16, 2004. The Management Board currently comprises four members: Serge Weinberg, Chairman, Thierry Falque-Pierrotin, Per Kaufmann, and Denis Olivennes. You are asked to approve the renewal of the term of five members of the Supervisory Board: Patricia Barbizet, René Barbier de La Serre, Luca Cordero di Montezemolo, François Henrot and François Pinault.

The Board has reviewed the terms of the Statutory Auditors which are due to expire and requests that you renew the term of the titular Statutory Auditor, KPMG S.A., and to appoint SCP Jean-Claude André et Autres as substitute Statutory Auditor.

You are also asked to ratify the transfer of the Company's head offices and authorise the Management Board to purchase shares in the Company as part of a new share buyback programme.

Lastly, you are asked to grant the Management Board the authorisation to issue securities with and without pre-emptive subscription rights and to issue securities reserved for former and active employees.

The Board has examined these authorisation requests, and has no particular comment to make on them.

We would like to thank all members of staff and the members of the Management Board for their hard work throughout the year.

We ask that shareholders approve the 2003 financial statements, the recommended appropriation of net income and the various resolutions presented at the Annual General Meeting.

CONSOLIDATED FINANCIAL STATEMENTS

Statutory Auditors' report

on the consolidated financial statements (for the year ended December 31, 2003)

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the consolidated financial statements of Pinault-Printemps-Redoute S.A. for the year ended December 31, 2003.

The consolidated financial statements are the responsibility of the Management Board. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of any material misstatement. An audit includes examining, on a test basis. evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion. the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at December 31, 2003 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Justification of our assessments

Pursuant to the provisions of Article L.225-235 of the *Code de Commerce* (French Commercial Code) governing the justification of our assessments,which apply for the first time this year, we draw your attention to the following:

- The net book value of goodwill and other intangible assets was subject to review by the Company as described in note 1.8 of the notes to the financial statements. We have verified the validity of the methodology applied. reviewed, where necessary, the documentation drawn up accordingly, and assessed the consistency of the data used, particularly by comparing 2003 forecasts with the corresponding actual figures.

- Your Company presented the commitment to purchase Gucci shares and the related foreign currency risk hedging transactions in notes 25.2 and 23.2 of the notes to the financial statements. As part of our audit of the overall presentation of the financial statements, we reviewed the relevance of the information provided in the notes on these transactions.

These assessments were performed as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of the unqualified opinion in the first part of this report.

Specific procedure

We have also performed certain procedures on the financial information given in the Group's management report, in accordance with professional standards applicable in France. We have no matters to report regarding the fairness of this information or its consistency with the consolidated financial statements.

Paris, March 10, 2004
The Statutory Auditors

KPMG Audit
Department of KPMG S.A.

Deloitte Touche Tohmatsu

Gérard Rivière

Amadou Raimi

Pascale Chastaing-Doblin

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditors' assessment of certain significant accounting and auditing matters.

These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the financial statements. Such report, together with the statutory auditors report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

Consolidated income statement

for the years ended December 31, 2003, 2002 and 2001

(IN € MILLION)	Notes	2003	2002	2001
Net sales		24,360.8	27,375.4	27,798.5
Cost of sales		(15,178.9)	(16,785.6)	(17,170.8)
Gross margin		9,181.9	10,589.8	10,627.7
Payroll expenses	3	(3,503.8)	(3,863.5)	(3,754.1)
Other operating income and expenses	3	(3,924.9)	(4,444.5)	(4,456.8)
EBITDA	1.19	1,753.2	2,281.8	2,416.8
Depreciation and amortisation		(456.4)	(454.9)	(438.5)
Operating income		1,296.8	1,826.9	1,978.3
Net financial expenses	4	(313.6)	(414.6)	(417.8)
Income from ordinary activities before taxes		983.2	1,412.3	1,560.5
Non-recurring items	5	(31.0)	1,278.0	(33.0)
Income taxes	6	(143.0)	(705.7)	(291.7)
Net income of consolidated companies		809.2	1,984.6	1,235.8
Share in earnings of equity affiliates	12	54.9	(5.8)	6.6
Amortisation of goodwill	9	(119.3)	(234.3)	(149.0)
Net income before minority interests		744.8	1,744.5	1,093.4
Minority interests	19	100.2	155.3	340.7
Attributable net income (1)	7	644.6	1,589.2	752.7
Earnings per share (in €)	7	5.34	13.04	6.32
Fully diluted earnings per share (in €)	7	5.08	12.58	6.21

(1) Before net non-recurring items (note 7.1), attributable net income and earnings per share are as follows:

Attribuable net income	7	573.6	672.2	774.0
Earnings per share (in €)	7	4.75	5.52	6.50
Fully diluted earnings per share (in €)	7	4.54	5.37	6.38

Consolidated balance sheet

Assets

(IN € MILLION)

	Notes	2003	2002	2001
Fixed assets				
Goodwill	9.10	3,356.0	4,216.1	5,291.9
Other intangible assets	9.10	7,104.5	6,639.3	6,496.1
Property, plant and equipment	11	2,668.2	2,774.0	2,669.7
Long-term investments				
Investments in equity affiliates	12	171.6	207.3	76.6
Non consolidated investments	13	83.9	128.7	151.9
Other investments[1]	14	180.5	223.5	453.5
		436.0	559.5	682.0
Total fixed assets		**13,564.7**	**14,188.9**	**15,139.7**
Current assets				
Inventories and work-in-progress	15	3,417.5	3,743.3	3,822.6
Operating receivables[2]	16	3,168.6	3,514.8	3,778.8
Customer loans[2]	16	439.9	469.5	5,440.1
Non-operating receivables[2]	16	979.3	1,093.6	1,088.8
Short-term receivables on divestments	18		1,857.4	-
Marketable securities	18	2,204.6	3,606.5	3,955.4
Cash	18	864.8	1,549.6	1,753.8
Total current assets		11,074.7	**15,834.7**	**19,839.5**
Total assets		**24,639.4**	**30,023.6**	**34,979.2**
(1) including due within less than one year:		23.5	68.1	276.3
(2) including due after more than one year:		305.3	313.3	2,053.9

Liabilities and shareholders' equity

(IN € MILLION)

	Notes	2003	2002	2001
Shareholders' equity				
Share capital		489.6	489.6	489.6
Additional paid-in capital		2,164.3	1,787.9	1,787.9
Cumulative translation adjustements		264.7	577.6	838.3
Consolidated reserves		3,336.0	2,024.4	1,823.6
Attributable net income for the year		644.6	1,589.2	752.7
Shareholders' equity - Group share	19	6,899.2	6,468.7	5,692.1
Minority interests	19	1,731.5	2,718.6	2,867.9
Consolidated shareholders' equity		8,630.7	9,187.3	8,560.0
Reserves for contingencies				
Retirement and related commitments[1]	20	166.0	191.0	149.4
Other contingencies[1]	21	392.8	427.1	660.4
		558.8	618.1	809.8
Liabilities				
Net borrowings excluding customer loans[2]		8,101.2	11,962.3	12,128.0
Financing of customer loans[2]	16	439.9	469.5	5,421.7
	22	8,541.1	12,431.8	17,549.7
Operating payables[3]	17	5,980.3	6,557.6	6,607.3
Customer deposits[3]	17		-	18.4
Non-operating payables[3]	17	928.5	1,228.8	1,434.0
		15,449.9	20,218.2	25,609.4
Total liabilities and shareholders' equity		**24,639.4**	**30,023.6**	**34,979.2**
(1) including due within less than one year:		228.4	306.9	344.2
(2) including due within less than one year:		3,294.5	4,886.5	8,947.9
(3) including due after more than one year:		227.3	231.6	139.0

Consolidated cash flow statement

for the years ended December 31, 2003, 2002 and 2001

(IN € MILLION)	Notes	2003	2002	2001
Net income of consolidated companies		809.2	1,984.6	1,235.8
Dividends received from equity affiliates		14.8	4.1	6.6
Other non-cash movements		334.4	(702.0)	205.5
Net cash from operating activities before changes in working capital	8	1,148.4	1,286.7	1,447.9
Changes in working capital	8	(130.7)	216.3	360.9
Changes in customer loans	8	(0.8)	(119.4)	(151.5)
Net cash from operating activities		1,016.9	1,383.6	1,657.3
Acquisitions of tangible and intangible assets		(707.0)	(868.1)	(850.6)
Disposals of tangible and intangible assets		207.2	195.7	265.9
Net operating investments	8	(499.8)	(672.4)	(584.7)
Net financial investments	8	167.1	2,516.7	(1,818.7)
Net cash used by investing activities		(332.7)	1,844.3	(2 403.4)
Changes in borrowings		(3,877.3)	(1,072.6)	1 204.3
Share capital increase	8	(376.2)	1.7	503.3
Dividends paid by Pinault-Printemps-Redoute, parent company		(266.7)	(278.4)	(254.3)
Dividends paid to minority interests		(54.6)	(99.6)	(393.1)
Net cash from financing activities		(4,574.8)	(1,448.9)	1 060.2
Impact of treasury stock		22.5	(451.8)	(0.6)
Impact of changes in exchange rates		(76.0)	(22.9)	176.1
Net increase in cash and cash equivalents		(3,944.1)	1,304.3	489.6
Cash and cash equivalents at beginning of the year		7,013.5	5,709.2	5 219.6
Cash and cash equivalents at end of the year		3,069.4	7,013.5	5 709.2
Transactions with no impact on cash and equivalents - investments in lease financing operations		91.0	-	22.1

As at December 31, 2002, "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short-term receivables on divestments for €1,857.4 million.

BEFORE INCOME APPROPRIATION (IN € MILLION)	Number of shares outstanding [1]	Share Capital	Additional paid-in capital	Cumulative translation adjustments	Consolidated reserves	Shareholder's equity Group share	Minority interests	Total
As at January 1, 2001	118,779,305	362.2	1,299.8	504.6	2,191.3	4,357.9	3,021.5	7,379.4
Capital Increase/Decrease	3,615,175	127.4	488.1		(113.3)	**502.2**		**502.2**
Treasury stock	(370)				(0.1)	**(0.1)**		**(0.1)**
Dividends paid					(254.3)	**(254.3)**	(231.6)	**(485.9)**
Cumulative translation adjustments				333.7	-	**333.7**	100.0	**433.7**
Net income for the year					752.7	**752.7**	340.7	**1,093.4**
Changes in Group structure						-	(362.7)	**(362.7)**
As at December 31, 2001	122,394,110	489.6	1,787.9	838.3	2,576.3	**5,692.1**	2,867.9	**8,560.0**
Capital Increase/Decrease						-		-
Treasury stock	(1,604,245)				(273.5)	**(273.5)**		**(273.5)**
Dividends paid					(278.4)	**(278.4)**	(67.5)	**(345.9)**
Cumulative translation adjustments				(260.7)		**(260.7)**	(43.7)	**(304.4)**
Net income for the year					1,589.2	**1,589.2**	155.3	**1,744.5**
Changes in Group structure				-			(193.4)	**(193.4)**
As at December 31, 2002	120,789,865	489.6	1,787.9	577.6	3,613.6	**6,468.7**	2,718.6	**9,187.3**
Capital Increase/Decrease	12,500	-	0.4			**0.4**		**0.4**
Guilbert disposal			376.0			**376.0**		**376.0**
Treasury stock						**-**		**-**
Dividends paid					(266.7)	**(266.7)**	(44.1)	**(310.8)**
Other adjustments [3]				(312.9)		**(312.9)**	(54.3)	**(367.2)**
Cumulative translation adjustments					(10.9)	**(10.9)**		**(10.9)**
Net income for the year					644.6	**644.6**	100.2	**744.8**
Changes in Group structure						**-**	(988.9)	**(988.9)**
As at December 31, 2003 [2]	**120,802,365**	**489.6**	**2,164.3**	**264.7**	**3,980.6**	**6,899.2**	**1,731.5**	**8,630.7**

(1) Par value of shares set at €4 pursuant to the Management Board decision of August 30, 2001.
(2) Number of outstanding shares including treasury stock : 122,406,980.
(3) Change in Pinault-Printemps-Redoute share of Finaref Group's opening shareholders' equity as at January 1, 2003 (39%): in accordance with Article 6 French Accounting Regulations Committee (CRC) Regulation N° 2002-03, a discount was booked on performing loans subject to the Neiertz renewal plan. This was implemented for the first time on January 1, 2003 with €10.9 million booked under "Retained earnings".

The following information is presented after elimination of inter-company sales and adjustments.

(IN € MILLION)	Luxury Goods	Retail (1)	Holdings and other	"New PPR"	Rexel	Other activities (2)	Consolidated Total
2003							
Net Sales	2,555.5	13,884.8	-	**16,440.3**	6,654.8	1,265.7	**24,360.8**
Operating income	237.9	754.2	(12.1)	**980.0**	248.0	68.8	**1,296.8**
Operating cash flow	362.8	1,021.7	(10.2)	**1,374.3**	292.7	85.5	**1,752.5**
Net operating investments	(266.8)	(243.6)	28.5	**(481.9)**	(4.5)	(13.4)	**(499.8)**
Operating fixed assets	6 177.8	5,000.0	7.1	**11,184.9**	1,895.8	48.0	**13,128.7**
Operating working capital	626.3	(265.9)	(28.4)	**332.0**	273.8		**605.8**
Customer loans net of deposits		439.9		**439.9**			**439.9**
Average number of employees	11,032	62,368	165	**73,565**	22,140	5,074	**100,779**
2002							
Net Sales	2,535.7	13,743.8	-	**16,279.5**	7,367.3	3,728.6	**27,375.4**
Operating income	308.5	763.5	(12.7)	**1,059.3**	292.0	475.6	**1,826.9**
Operating cash flow	433.9	1,021.4	(9.8)	**1,445.5**	341.1	545.0	**2,331.6**
Net operating investments	(388.6)	(217.6)	22.2	**(584.0)**	(31.3)	(57.1)	**(672.4)**
Operating fixed assets	5,499.8	5,215.5	37.6	**10,752.9**	2,074.7	801.8	**13,629.4**
Operating working capital	544.8	(242.5)	(48.8)	**253.5**	291.0	156.0	**700.5**
Customer loans net of deposits		469.5		**469.5**		-	**469.5**
Average number of employees	10,459	60,580	162	**71,201**	23,772	13,450	**108,423**
2001							
Net Sales	2,538.3	13,489.2	-	**16,027.5**	7,952.7	3,818.3	**27,798.5**
Operating income	403.3	728.8	2.6	**1,134.7**	400.1	443.5	**1,978.3**
Operating cash flow	511.3	969.4	6.6	**1,487.3**	451.1	495.3	**2,433.7**
Net operating investments	(304.5)	(347.1)	99.4	**(552.2)**	12.4	(44.9)	**(584.7)**
Operating fixed assets	5,179.3	5,446.8	38.1	**10,664.2**	2,294.9	1,498.6	**14,457.7**
Operating working capital	519.8	(196.4)	(17.1)	**306.3**	481.9	205.9	**994.1**
Customer loans net of deposits		477.6		**477.6**		4,944.1	**5,421.7**
Average number of employees	9,482	58,550	159	**68,191**	25,366	14,014	**107,571**

(1) The Retail division includes Conforama, Fnac, Mobile Planet, Printemps, Redcats, Orcanta, Kadéos, CFAO and the credit and financial activities of Redcats in the UK and in Scandinavia.
(2) As at December 31, 2003, the other activities include Pinault Bois & Matériaux and the "Contract" activities of Guilbert.
As at December 31, 2002, the other activities include Pinault Bois & Matériaux, Guilbert and the Credit and financial services activities sold in December 2002.
As at December 31, 2001, the other activities include Pinault Bois & Matériaux, Guilbert and the Credit and financial services activities sold in December 2002.

Information by geographical area

The following information is based on the countries in which fully consolidated companies are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location.

(IN € MILLION)	France	Europe	Americas	Africa	Oceania	Asia	Consolidated Total
2003							
Net sales	11,036.1	6,011.8	4,508.5	1,315.1	634.4	854.9	**24,360.8**
Operating income	503.1	300.0	159.5	96.2	45.9	192.1	**1,296.8**
Operating fixed assets	4,880.6	6,029.1	1,750.6	165.0	147.6	155.8	**13,128.7**
Average number of employees	48,932	24,205	13,569	9,129	2,234	2,710	**100,779**
2002							
Net sales	12,642.2	6,724.1	5,261.7	1,229.3	614.7	903.4	**27,375.4**
Operating income	856.3	389.8	240.5	91.5	44.4	204.4	**1,826.9**
Operating fixed assets	5,297.3	5,985.7	1,969.6	141.7	144.2	90.9	**13,629.4**
Average number of employees	54,552	26,023	14,458	8,641	2,194	2,555	**108,423**
2001							
Net sales	12,598.6	6,613.2	5,900.3	1,151.4	601.9	933.1	**27,798.5**
Operating income	928.8	433.5	235.8	91.3	35.3	253.6	**1,978.3**
Operating fixed assets	5,894.1	5,791.7	2,369.1	114.4	145.9	142.5	**14,457.7**
Average number of employees	53,340	25,624	16,123	7,863	2,211	2,410	**107,571**

1. Significant accounting principles

The consolidated financial statements have been prepared in accordance with the French "Comité de la Réglementation Comptable" (CRC) regulation No. 99-02. In view of the above, the Group has elected not to restate acquisitions and disposals made prior to January 1, 2000.

The financial statements of consolidated companies prepared in accordance with local accounting methods have been restated to comply with the policies applied by the Group.

The consolidated financial statements have been prepared according to presentation and valuation methods that are identical to those of the previous reporting period.

The Group has not applied CRC regulation No 2002-10 relating to the amortisation and depreciation of assets. The methodology used to monitor the value of intangible assets and goodwill is described in Note 1.8.

1.1 Consolidation

Companies controlled exclusively by the Pinault-Printemps-Redoute group are fully consolidated.

Companies in which the Pinault-Printemps-Redoute group exercises significant influence over management and financial policies are accounted for by the equity method.

Investments meeting the above criteria, but which are acquired with the intention of being sold in the foreseeable future. are stated at cost, less any allowances for depreciation. and are excluded from the consolidation structure. Investments in companies without any material impact or in which the Group no longer exercises significant influence are deconsolidated and stated at whichever is lower of the Group's equity in net assets at the date of deconsolidation or at value in use.

Material transactions and significant assets and liabilities between fully consolidated companies are eliminated. Profits and losses on transactions between fully consolidated companies are also eliminated. Profits and losses on transactions with companies accounted for by the equity method are eliminated on the basis of the Group's percentage share in their capital.

All Group companies are consolidated based on annual or interim financial statements at December 31, with the exception of the Gucci Group, a listed company whose year-end is on January 31, which is consolidated based on accounts for the twelve months ended October 31.

In the consolidated income statement, companies acquired during the year are consolidated as from the date of acquisition, and companies divested during the year are consolidated up to the date of divestment.

Information regarding the main changes in Group structure is given in Note 2.3.

1.2 Integration of financial statements of consumer credit activities

a. Presentation principles

Consumer credit companies controlled exclusively are fully consolidated. For these companies, the components of "ordinary banking income" are allocated to the various items included in the Group's operating income, while operating items are booked under consolidated operating income. Assets and liabilities are allocated to the relevant headings in the consolidated balance sheet, with customer loans and deposits presented separately.

The contribution of consumer credit activities is presented in the table on Information by Division under Retail.

b. Definition of Group net indebtedness

The financing of customer loans is presented under financial debt for fully consolidated consumer credit companies. However, the Group's net indebtedness represents borrowings net of cash and cash equivalents, excluding the financing of customer loans in the consumer credit business.

1.3 Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into euros as follows:

- balance sheet items are translated at the year-end exchange rate,
- income statement items and changes in cash are translated at the average rate for the year,
- currency translation differences arising from the change in rates from the previous year to the current year as well as the difference arising from the translation at year-end rates of items previously translated at average rates are recorded as a separate component of shareholders' equity, under "Translation adjustments",
- currency translation differences relating to foreign currency borrowings used to finance investments or permanent advances to foreign subsidiaries are recorded under "Translation adjustments" included in consolidated shareholders' equity.

1.4 Foreign currency transactions

Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the transaction date or at the currency hedge rate, where applicable.

At year-end, assets and liabilities denominated in foreign currencies that have not been hedged are translated at the year-end exchange rate.

Unrealised gains and losses resulting from these translations are included in interest income.

1.5 Currency and interest rate instruments

The Group uses various financial instruments to reduce its exposure to currency and interest rate risk. The instruments used are all quoted on organised markets or are purchased from or sold to leading counterparties in over-the-counter transactions.

The accounting treatment of currency and interest rate instruments is as follows:

a. Forward foreign exchange contracts

Forward foreign exchange contracts are concluded in order to hedge against currency risks on commercial transactions recorded in the balance sheet and future transactions based on a firm commitment.

Gains and losses on these contracts are recognised on a symmetrical basis with the loss or gain on the hedged transaction.

b. Interest rate swaps

Income and expenses generated by interest rate swaps used to hedge financial assets and liabilities are recorded on a symmetrical basis with the expense or income on the hedged item.

Swaps that do not qualify as effective hedges of interest rate risks are estimated at market value. A reserve is booked for any unrealised losses and unrealised gains are not recognised.

c. Other financial instruments

Income and expenses on all other financial instruments used for hedging purposes are recorded on a symmetrical basis with the expense or income on the hedged item.

Financial instruments traded over-the-counter that do not qualify as effective hedges are estimated at market value. A reserve is booked for any unrealised losses.

Financial futures and options are reported as off-balance sheet commitments at their nominal value (Note 23).

1.6 Goodwill

At the time of acquisition of consolidated subsidiaries, the identifiable assets and liabilities acquired are valued based on their prospective use. Assets which are not used in the business are stated at their market value. Assets used in the business are stated at their value in use to the Group. Additional valuation adjustments may be made during the year following the date of acquisition.

The Group applies the partial revaluation method to record the impact of valuation at fair value of identifiable assets. The corresponding assets are therefore recognised on the balance sheet on the basis of the Group's percent interest.

The difference between the cost of the shares, including related expenses, and the Group's equity in the underlying identifiable net assets at the date of acquisition, is recorded on the assets side of the balance sheet under "Goodwill" (Note 9).

Goodwill is generally amortised on a straight-line basis over 40 years, unless a shorter period is deemed more appropriate based on the assumptions and objectives set at the time of acquisition.

1.7 Other intangible assets

Computer software purchased for routine operations is booked under intangible assets and usually fully amortised in the year of purchase. Software developed by the Group to enhance productivity is amortised over 3 to 10 years.

Given the nature of the Group's businesses. brands. trademarks. market share and goodwill may represent substantial identifiable assets following the takeover of consolidated subsidiaries.

These items can be separately identified and changes in their value can be measured. Their value is determined by independent experts based on appropriate criteria within the business, directly related to sales and operating margin (Note 10).

1.8 Assessment of goodwill and other intangible assets

The net book value of goodwill and other intangible assets is subject to review when certain events or circumstances indicate that the value may be reduced. These events or circumstances are linked to significant, unfavourable, durable changes which impact the economy or the assumptions or targets set at the time of acquisition. The level at which the Group estimates the recoverable value of goodwill and other intangible assets mainly depends on the nature of the business. market or geographical segmentation of each of the companies.

The tested net book value includes the fixed operating asset and working capital requirement.

The recoverable value is defined as the higher value between the monetary value, based on market value and value in use. Value in use is determined using the value of future cash flows after taxes calculated based on medium-term operating plans set out by management for a period of three years. These plans are extended over a five-year period, beyond which the flows are extrapolated by applying a perpetual growth rate specific to the sector of activity and geographical region in question. Accordingly, it is possible that actual results differ from the forecast. Cash flow is discounted based on the average cost of capital for each segment and may vary according to the company and region depending on the economic environment.

Details on the discount rate and perpetual growth rate applied are provided in Note 10.

Extraordinary amortisation or depreciation on the fixed asset is booked when the recoverable value is less than the net book value.

1.9 Tangible assets

a. Property, plant and equipment acquired outright

Property, plant and equipment are stated at historical cost, excluding interest. Assets that have been revalued are restated at historical cost in consolidation. except for assets held by French companies which were included in the 1976 legal revaluation.

Property, plant and equipment are generally depreciated using the straight-line method over their estimated useful lives. The useful lives applied by the Group are as follows:

Buildings	20 to 40 years
Improvements to land and buildings	10 to 20 years
Plant and equipment	3 to 10 years
Transportation equipment	4 to 8 years
Office equipment and furniture	7 to 10 years
Computer equipment	3 to 10 years

b. Property, plant and equipment held under finance leases

Property and equipment held under finance leases for material amounts are recorded as if the related assets had been acquired outright. Only those lease contracts which transfer all the advantages and risks inherent to ownership of the asset are viewed as finance leases.

Assets held under finance leases are booked as consolidated assets and depreciated based on the periods set out above in Section a. The related liabilities are recorded under borrowings in the consolidated balance sheet.

The capital gains arising from the sale and lease-back of assets are recognised in full in the year of sale in the case of a simple lease.

1.10 Financial investments

Investments in non-consolidated companies included in the balance sheet are stated at cost.

A reserve for impairment is booked when the inventory value is lower than the acquisition cost.

The relevant securities' inventory value is based on their value in use to the Group. This is determined based on the Group's equity in the underlying net assets (or revalued net assets, where appropriate), the company's earnings outlook and, for listed companies, the share price if relevant to valuation (Note 13).

1.11 Inventories and work-in-progress

Inventories are stated at cost, determined as follows:

- for the majority of Group companies, using the FIFO method or a similar method producing equivalent results,
- for Printemps and Gucci, based on the sales price less a discount corresponding to the margin and mark-down (method recommended in the guidelines for companies engaged in several lines of retail business).

Reserves are booked to write down inventories if their replacement cost or probable realisable value is below cost price. The same applies for slow-moving inventories (Note 15).

1.12 Marketable securities

Marketable securities are stated at the lower of cost and market value. The market value of listed securities is based on the average price quoted of the last month of the year.

Bonds

Bonds are stated on their acquisition date at their face value adjusted for the premium or discount. Accrued interest at the date of acquisition is recorded under "Non-operating receivables".

Mutual proceeds

Mutual fund units, "SICAVs", are stated at cost excluding subscription fees. At year-end, they are estimated at their net asset value. Unrealised gains are not recognised.

Negotiable debt instruments

Money market securities – mainly certificates of deposit and bank notes – are purchased on either the primary or the secondary market. Securities acquired on the secondary market are stated at cost excluding accrued interest at the date of acquisition.

Prepaid interest is credited to interest income on an accruals basis.

1.13 Treasury stock

Treasury stock held by fully consolidated companies is recorded:

- under marketable securities, as assets on the consolidated balance sheet, if acquired for the specific purpose of being attributed to employees or of stabilising the share price (or purchasing or selling stock depending on market conditions),
- in all other cases, it is deducted from shareholders' equity.

The accounting treatment of gains and losses on sales of treasury stock also depends on the purpose for which they were acquired.

Gains and losses on shares attributed to employees or on sales of shares acquired to stabilise the share price (or purchasing or selling shares depending on market conditions) are recorded in the income statement. In all other cases, the gain or loss and the related tax effect are recorded under consolidated shareholders' equity.

1.14 Debt and share issuance costs – bond redemption premiums

Debt issuance costs are amortised over the term of the debt.

Debt is stated at the issue cost. Any issue or redemption premiums net of taxes are amortised over the term of the issue. in accordance with the recommended method.

Costs associated with the increase in capital and merger of Pinault-Printemps-Redoute are charged against the share or merger premium.

1.15 Deferred taxation

Deferred taxes are calculated by the liability method for all temporary differences between the book value of assets and liabilities and their tax basis with the following exceptions:

- goodwill where the related amortisation is not tax deductible,
- valuation adjustments to non-amortised intangible assets that cannot be divested separately from the acquired company.

Net deferred tax assets or liabilities are calculated separately for each individual company or for all companies included in the same tax group. Net deferred tax assets are recognised only in cases where the related tax benefit can reasonably be expected to be realised by the Company or the tax group in the foreseeable future. Tax loss carry-forwards are recorded under deferred tax assets only in cases where their utilisation is considered highly probable.

Since the period in which certain material timing differences are likely to reverse cannot be accurately determined, tax assets and liabilities are not discounted.

1.16 Reserves for retirement obligations

Group companies contribute to pension schemes for their employees in accordance with local laws and practices.

In the case of defined benefit plans, Group commitments on retirement bonuses and benefits are determined on the basis of actuarial estimates in accordance with agreements in effect in each company. Actuarial estimates are determined every year for the largest benefit plans and at regular intervals for other plans.

Actuarial assumptions used to determine the commitments vary according to the economy in the country in which the plan is based. The estimate, based on actuarial assumptions, takes into account the employee's future remuneration, estimated duration of activity, term expectancy and staff turnover. Future commitments calculated on this basis are adjusted to their current value by applying an appropriate discount rate.

Actuarial differences primarily arise from changes in assumptions and the difference between results based on actuarial assumptions and the effective results of defined benefit plans. These differences are spread over the average residual period over which the staff member is expected to belong to the active working population in relation to the retirement plan in question, for the portion in excess of 10% of the higher amount between the commitments and the fair value of the assets.

At year-end, the provision corresponds to the retirement commitments estimated on this basis, net of the fair value of the plan assets and actuarial differences that have not yet been amortised (Note 20).

For defined contribution plans, contributions are booked as expenses when they are incurred.

The Group's obligation for the payment of other post-retirement benefits (healthcare costs) is fully funded under insured plans.

1.17 Other reserves for contingencies and charges

a. Reserves for contingencies related to operations in Africa

The Group consistently applies an appropriate policy for the determination of reserves to be recorded in respect of its investments in high-risk geographical areas.

These reserves, booked under reserves for contingencies and losses until December 31, 2001, are now deducted from the operating asset accounts to which they belong.

b. Reserves for claims and litigation

Reserves for claims and litigation include the cost of claims and litigation with third parties.

They also include charges relating to labour and tax disputes. No reserve is booked for tax reassessments notified (or in the process of being notified) by the tax authorities if the company involved views that the reassessment is unwarranted, and there is a reasonable likelihood that the outcome of the appeal procedure will be favourable.

Tax reassessments that do not involve a dispute with the authorities are recorded as a liability as soon as the amount involved is known.

c. Reserves for restructuring

The cost of restructuring is fully provisioned over the period, provided the following conditions are met:

- the restructuring plan is formalised and detailed,
- third parties involved are aware of the restructuring plan at year-end.

This cost mainly includes employee lay-off costs (severance pay, early retirement plans, lay-off notice periods, etc.), closures and penalties for the breach of contracts with third parties.

d. Other reserves

Other reserves mainly include:

- the cost of claims and litigation with third parties, determined on the basis of estimates produced by the relevant companies and their legal advisers,
- the probable costs arising from warranties given by the Group in connection with the disposal of fixed assets or businesses.

1.18 Statement of cash flows

Net charges to allowances against current assets are deducted for the purpose of calculating cash flow, because they are equivalent to costs giving rise to a cash outflow.

The impact of treasury stock on cash flow is recorded on a separate line "Impact of treasury stock". This impact arises from both the impairment of treasury stock booked under marketable securities and the impact on Group cash of purchases of treasury stock deducted from shareholders' equity in the consolidated financial statements.

1.19 EBITDA

EBITDA represents operating income before depreciation, amortisation and allowances for operating fixed assets charged to the income statement.

1.20 Distinction between operating income and non-recurring items

Non-recurring items recorded in the consolidated income statement include exceptional items arising from ordinary activities and extraordinary items.

Non-recurring items arising from ordinary activities represent income and expenses unrelated to the Company's usual business that are exceptional in terms of their amount and impact or represent a rare occurrence (Note 5).

1.21 Earnings per share

Earnings per share before dilution are calculated by dividing net income (Group share) by the weighted average number of outstanding shares during the year.

All shares carrying an unlimited right to earnings are included in the calculation. The weighted average number of outstanding shares does not include Pinault-Printemps-Redoute shares held by consolidated companies, but does include shares that are intended for allocation to employees or acquired to stabilise the share price, and are therefore recorded in the balance sheet under marketable securities (Note 1.13).

Diluted earnings per share are calculated by including all securities issued by Pinault-Printemps-Redoute or its subsidiaries that are convertible, redeemable, exchangeable or otherwise exercisable for Pinault-Printemps-Redoute shares. Dilution is calculated separately for each security, based on market prices at the year-end, excluding anti-dilutive securities.

When the proceeds corresponding to potential future share issues are received at the time of issue of dilutive securities (e.g. convertible bonds), the numerator is equal to net income before dilution plus the savings in interest expense that would be realised in the event of conversion, net of tax.

If the proceeds are received when the rights are exercised (e.g. for stock options), they are assumed to be assigned on a priority basis to the purchase of shares at market price, provided the market price exceeds the exercise price of the right. Market price corresponds to the year-end price, or the average price for the last month of the year if this is more representative.

In both cases, the proceeds are treated as having been received on the date of issue of the dilutive instruments in the year of issue and on January 1 in all subsequent years.

In the event of significant non-recurring income, net income excluding non-recurring items per share is determined by correcting net income (Group share) of non-recurring items in the amount net of tax and minority interests.

1.22 Use of estimates

The financial statements were prepared in accordance with the accounting principles generally accepted in France using estimates and assumptions determined by the management with an impact on the statements, notably with regard to reserves for contingencies, deferred tax benefits, goodwill and market share.

2. Changes in group structure

2.1 Group structure

The list of companies included in the Pinault-Printemps-Redoute consolidated financial statements as at December 31, 2003, is provided in the appendix.

2.2 Highlights

Sale of Guilbert

In May 2003, Pinault-Printemps-Redoute sold Guilbert to the US group, Office Depot at an enterprise value of €815 million, corresponding to the value of all Guilbert's activities without debt. The purchaser will pay the Group an additional €40 million if the Office Depot share price exceeds US $20 for 5 consecutive trading days in the 18 months following May 23, 2003.

Consolidated income from the sale was determined in line with the opinion adopted by the Emergency Committee on December 21, 2000 (French Accounting No. 2000-E): the goodwill on the proportion of the Guilbert acquisition financed through the issuance of Pinault-Printemps-Redoute shares and with Pinault-Printemps-Redoute treasury stock (corresponding to a net book value of €376 million at the date of sale), and charged against shareholders' equity in 1998 and 1999, was added back to additional paid-in capital, thus correcting the initial deduction and allowing income from the sale to be calculated as if this deduction had not been made.

This transaction resulted in a capital loss before tax of €264.1 million and €110.9 million after tax.

Sale of Pinault Bois & Matériaux

In June 2003, the Group sold Pinault Bois & Matériaux to the UK group, Wolseley for an enterprise value of €565 million, corresponding to the value of all Pinault Bois & Matériaux's activities without debt.

This transaction resulted in a capital gain before tax of €96.4 million and €62.3 million after tax.

Sale of 14.5% of the consumer credit activities

In line with the accelerated growth of the consumer credit activities of Crédit Agricole S.A., the Group sold 14.5% of Finaref and Finaref Nordic to Crédit Agricole S.A. in December 2003 for €371.6 million.

This transaction resulted in a capital gain before tax of €190.3 million and €125.7 million after tax.

2.3 Main changes in group structure

Newly consolidated companies:

Newly consolidated Group companies did not have a significant impact on the financial statements as at December 31, 2003.

Acquisition of minority interests

In 2003, the Group increased its stake in Gucci Group to 67.58% at December 31, 2003 (54.38% at December 31, 2002), representing a financial investment of €1,223.4 million.

Divestments

The main divestments made by the Group include:

- The sale of Guilbert (Note 2.2) in May 2003.

The impact on the key financial aggregates at December 31, 2003 and 2002 is provided in the table below:

	Guilbert	
(IN € MILLION)	December 2003	December 2002
Impact on the consolidated income statement		
Sales	550.4	1,702.2
Operating income	30.3	99.5
EBITDA	38.5	121.3
Attributable net income (1)	3.1	197.3
Impact on the consolidated balance sheet (2)		
Capital employed	734.3	536.8
of which net goodwill (3)	453.6	445.6
of which other fixed assets	83.3	91.5
of which working capital requirement	197.4	(0.3)
Net indebtedness	216.9	98.9
Reserves for contingencies and losses	69.6	71.4
Impact on the consolidated cash flow statement		
Net cash	18.1	43.3

(1) In 2002, attributable net income includes the capital gain on the sale of the "Mail Order" business.
(2) Contribution to the Group balance sheet at the date of sale.
(3) Excluding goodwill initially booked under shareholders' equity (Note 2.2).

■ The sale of Pinault Bois & Matériaux (Note 2.2) in June 2003.

The impact on the key financial aggregates as at December 31, 2003 and 2002 is provided in the table below:

(IN € MILLION)	Pinault Bois & Matériaux	
	December 2003	December 2002
Impact on the consolidated income statement		
Sales	715.4	1,280.8
Operating income	38.5	71.4
EBITDA	46.2	86.1
Attributable net income	20.0	37.9
Impact on the consolidated balance sheet *		
Capital employed	477.3	379.2
of which net goodwill	104.6	92.7
of which other fixed assets	107.2	111.3
of which working capital requirement	265.5	175.2
Net indebtedness	301.9	121.7
Reserves for contingencies and losses	16.3	16.7
Impact on the consolidated cash flow statement		
Net cash	28.4	50.8

* Contribution to the Group balance sheet at the date of sale.

■ Sale of 14.5% of the consumer credit activities (Note 2.2) in December 2003.

The Group consolidated 39% of the consumer credit activities until the date of the sale, December 1, 2003, and 24.5% in December 2003.

2.4 Pro forma income statment

In order to provide more meaningful comparisons between 2003 and 2002, pro forma income statements have been prepared based on the following principles:

■ companies divested or deconsolidated in 2003 and 2002 are stated as if they were divested or deconsolidated as of January 1, 2002,
■ the companies acquired or fully consolidated for the first time in 2003 and during 2002 are consolidated over a period of 12 months in 2003 and 2002,
■ the 2002 income statements of foreign subsidiaries have been translated at the average exchange rate for 2003.

(IN € MILLION)	2003 Pro forma	2002 Pro forma
Sales	22,997.8	22,540.3
Cost of sales	(14,241.1)	(13,966.6)
Gross margin	8,756.7	8,573.7
Payroll expenses	(3,291.9)	(3,204.6)
Other operating expenses and income	(3,801.5)	(3,678.1)
EBITDA	1,663.3	1,691.0
Amortisation and depreciation	(439.6)	(394.0)
Operating income	1,223.7	1,297.0

Gucci's pro forma income statement covers the 12-month period from November 1 to October 31.

3. Operating income

3.1 Payroll expenses

Payroll expenses by company break down as follows:

(IN € MILLION)	2003	2002
Luxury Goods	(479.2)	(491.8)
Conforama	(420.9)	(399.8)
Fnac	(546.8)	(506.4)
Printemps	(170.4)	(171.9)
Redcats	(661.1)	(689.5)
Orcanta	(8.5)	(8.3)
CFAO	(136.5)	(128.7)
Other	(10.0)	(5.1)
Retail	(1,954.2)	(1,909.7)
Holding companies and other	(22.1)	(23.1)
"New PPR"	**(2,455.5)**	**2,424.6**
Rexel	(852.1)	(921.4)
Other activities	(196.2)	(517.5)
Total	**(3,503.8)**	**(3,863.5)**

In 2003, payroll expenses amounted to €3,371.5 million in respect of Group employees, including €49.4 million in employee profit-sharing, versus €3,728.4 million in 2002 including €53.4 million in employee profit-sharing. The balance of expenses primarily comprised non-Group employees, such as temporary staff.

3.2 Employees

The average number of Group employees per company, calculated on a full-time equivalent basis, is as follows:

	2003	2002
Luxury Goods	11,032	10,459
Conforama	12,043	11,617
Fnac	15,710	14,914
Printemps	4,946	5,144
Redcat	19,264	19,133
Orcanta	268	284
CFAO	9,892	9,370
Other	245	118
Retail	62,368	60,580
Holding companies and other	165	162
"New PPR"	**73,565**	**71,201**
Rexel	22,140	23,772
Other activities	5,074	13,450
Total	**100,779**	**108,423**

The average number of employees of companies acquired in 2003 corresponds to the average for the period over which the relevant companies were consolidated.

At December 31, 2003, the number of Group employees per company is as follows:

	2003	2002
Luxury Goods	11,132	10,860
Conforama	14,123	13,247
Fnac	18,575	18,223
Printemps	5,731	5,855
Redcats	20,795	20,760
Orcanta	379	373
CFAO	9,913	9,528
Divers	265	125
Retail	69,781	68,111
Holding companies and other	157	170
"New PPR"	**81,070**	**79,141**
Rexel	21,311	23,198
Other activities	0	11,114
Total	**102,381**	**113,453**

3.3 Other operating income and expenses

Other operating income and expenses excluding depreciation, amortisation and allowances for fixed operating assets break down as follows:

(IN € MILLION)	2003	2002
Selling and advertising expenses	(1,389.7)	(1,507.5)
Operating costs	(2,511.0)	(2,744.8)
Occupancy costs	*(675.9)*	*(657.7)*
Other	*(1,835.1)*	*(2,087.1)*
Other operating income and expenses	(24.2)	(192.2)
Total	**(3,924.9)**	**(4,444.5)**

4. Financial income

Net financial income breaks down as follows:

(IN € MILLION)	2003	2002
Interest expense on borrowings	(378.1)	(502.1)
Interest income on cash and cash equivalents	72.1	91.7
Interest income on long-term investments	3.5	6.8
Interest income from operating activities	(11.1)	(11.0)
Total	**(313.6)**	**(414.6)**

5. Non-recurring items

Non-recurring items break down as follows:

(IN € MILLION)	2003	2002
Income on the sale of assets	66.5	1,880.5
Restructuring costs	(73.8)	(230.9)
Costs related to claims and litigation	(25.8)	(53.0)
Other non-recurring income and expenses	2.1	(318.6)
Total	**(31.0)**	**1,278.0**

"Income on the sale of assets" notably includes the following items:

2003

- €31.4 million in net income on the sale of operating assets before tax;
- a €96.4 million capital gain before tax on the sale of Pinault Bois & Matériaux;
- a €190.3 million capital gain before tax on the sale of the additional 14.5% stake in "Consumer credit" activities;
- a €264.1 million capital loss before tax on the sale of Guilbert's "Contract" business.

2002

- a €355 million capital gain before tax on the sale of Guilbert's "Mail Order" business;
- a €1,485.7 million capital gain before tax on the sale of "Consumer credit" activities.

"Restructuring costs" represent €19.6 million for the Retail division, including holding companies (€131.1 million in 2002), €17.0 million for the Luxury Goods division (none in 2002) and €35.1 million for Rexel (€96.1 million in 2002).

"Costs related to claims and litigation" notably covers the provisions for the tax risk relating to Rexel, representing €15.2 million in 2003.

"Other non-recurring income and expenses" mainly includes the income resulting from the writeback of the provision linked to the adjustment of the value of Pinault-Printemps-Redoute treasury stock at the average price for December 2003, i.e. €77.96, totalling €22.5 million (expense of €179.2 million in 2002), and the write down of Rexel's IT assets in the amount of €15.6 million.

6. Corporate tax

6.1 Breakdown of the corporate tax charge

The corporate tax charge breaks down as follows:

(in € million)	2003	2002
Income before tax *	952.2	2,690.3
Current tax	(154.0)	(736.7)
Tax on distributed income	(4.8)	(8.7)
Differed tax (charge)/benefit	15.8	39.7
Total tax charge	**(143.0)**	**(705.7)**
Effective tax rate	**15.02%**	**26.23%**

*Net income of fully consolidated companies before tax.

6.2 Corporate tax excluding net non-recurring items

The corporate tax charge excluding non-recurring items breaks down as follows:

(IN € MILLION)	2003	2002
Income before tax*	952.2	2,690.3
Non-recurring items	(31.0)	1,278.0
Income before tax excluding non-recurring items	983.2	1,412.3
Total tax (charge)/benefit	(143.0)	(705.7)
Tax on non-recurring items	67.5	(313.9)
Tax (charge)/benefit excluding non-recurring items	(210.5)	(391.8)
Effective tax rate excluding net non-recurring items	21.41%	27.74%

* Net income of consolidated companies increased by income tax changes.

6.3 Effective rate of tax

The difference between the standard corporate tax rate in France and the effective rate of tax paid by the Group breaks down as follows:

(IN % INCOME BEFORE TAX)	2003	2002
Standard French corporate tax rate	+33.33%	+33.33%
Impact of taxation on non-French subsidiaries	-9.28%	-6.11%
Average normal Group rate	+24.05%	+27.22%
Surtaxes of 3% and 3.3%	+0.47%	+0.35%
Impact of permanent differences and items taxed at reduced rates	-8.35%	-2.88%
Impact of unrecognised timing differences	-0.66%	+0.73%
Tax loss carryforwards generated/(utilised) during the year net of the impact of tax consolidation	-0.49%	+0.81%
Effective tax rate	**+15.02%**	**+26.23%**

Four tax groups have been set up in France, headed by Pinault-Printemps-Redoute S.A. (113 companies), Rexel S.A. (18 companies), Gucci Group France Holding (21 companies) and Boucheron Holding S.A. (3 companies).

The French companies Guilbert and Pinault Bois & Matériaux were not included in the tax consolidation group of Pinault-Printemps-Redoute S.A. retroactively as of January 1, 2003.

6.4 Tax loss carry-forwards

Changes in tax loss carry-forwards not recorded as deferred tax assets can be summarised as follows:

(IN € MILLION)	2003	2002
At January 1	931.6	763.8
Losses generated during the year	154.6	326.0
Losses utilised during the year	(105.8)	(118.9)
Effect of changes in Group structure and exchange rate adjustments	(17.7)	(39.3)
At December 31	**962.7**	**931.6**

At December 31, 2003, potential tax savings arising from these losses are carried forward into the following schedule:

(IN € MILLION)	2003	2002
Ordinary tax loss carry-forwards		
expiring in less than five years	52.5	136.3
expiring in more than five years	71.0	76.7
Sub-total	123.5	213.0
Indefinite carry-forwards	199.4	88.7
Total	**322.9**	**301.7**

7. Net income and earnings per share

7.1 Adjusted net income

(IN € MILLION)	2003	2002
Attributable net income	644.6	1,589.2
Interest on share equivalents	21.5	10.7
Net income after adjustment	666.1	1,599.9

Group net income included a non-recurring expense of €-31 million (€1,278 million in 2002 and €-33 million in 2001), representing €71 million after tax and minority interests (€917.0 million in 2002 and €-21.3 million in 2001).

Excluding non-recurring items, adjusted net income breaks down as follows:

(IN € MILLION)	2003	2002
Attributable net income	644.6	1,589.2
Non-recurring items net of tax and minority interests	(71.0)	(917.0)
Net income excluding non-recurring items	573.6	672.2
Interest on share equivalents	21.5	10.7
Net income excluding non-recurring items after adjustment	595.1	682.9

7.2 Number of shares used to calculate earnings per share

(IN SHARES)	2003	2002
Weighted average number of:		
- common shares issued and outstanding	122,399,272	122,394,480
- common shares held as treasury stock	(1,604,615)	(535,963)
Total before dilution	120,794,657	121,858,517
Weighted average number of share equivalents		
- convertible bonds	10,185,053	5,307,813
- stock options	102,758	20,910
Total after dilution	**131,082,468**	**127,187,240**

The average price in December 2003 (€77.96) was used to calculate equivalent shares at December 31, 2003 (€77.09 at December 31 2002).

All convertible bonds issued by Pinault-Printemps-Redoute are treated as dilutive instruments.

8. Cash flow statement

8.1 Cash flow

This item breaks down as follows:

(IN € MILLION)	2003	2002
Operating cash flow	1,752.5	2,331.6
Net cash (financing activities)	(299.2)	(414.1)
Non-recurring net cash and tax charge	(304.9)	(630.8)
Net cash from operating activities before changes in working capital	**1,148.4**	**1,286.7**

8.2 Changes in working capital requirement (WCR)

These changes break down as follows:

(IN € MILLION)	2003	2002
Changes in operating working capital excluding customer loans	(206.7)	138.2
Changes in non-operating working capital	76.0	78.1
Changes in working capital	(130.7)	216.3
Changes in customer loans	(0.8)	(119.4)

In 2003, the reduction in customer loans sold had a negative impact of €72.5 million on the operating working capital requirement.

In 2002, the increase in customer loans sold had a positive impact of €104.3 million on the operating working capital requirement.

8.3 Net operating investments

Net operating investments by company break down as follows:

(IN € MILLION)	2003	2002
Luxury Goods	(265.8)	(388.6)
Conforama	(21.1)	(64.2)
Fnac	(89.4)	(100.9)
Printemps	(37.5)	22.7
Redcats	(51.2)	(38.6)
Orcanta	(0.3)	(3.5)
CFAO	(43.8)	(32.9)
Other	(0.3)	(0.2)
Retail	(243.6)	(217.6)
Holding companies and other	28.5	22.2
"New PPR"	**(481.9)**	**(584.0)**
Rexel	(4.5)	(31.3)
Other activities	(13.4)	(57.1)
Total	**(499.8)**	**(672.4)**

Lease agreement investments totalled €91.0 million in 2003 (none in 2002), and are related to the Luxury Goods division.

8.4 Net financial investments

Net financial investments break down as follows:

(IN € MILLION)	2003	2002
Acquisitions of subsidiaries and affiliates	(1,327.0)	(592.3)
Divestment of subsidiaries and affiliates (including the indebtedness of companies sold at the date of sale)	1,617.2	3,382.8
Acquisitions of other investments net of disposals	2.8	(71.8)
Net cash difference	(125.9)	(202.0)
Total	**167.1**	**2,516.7**

In 2003, investments in non-consolidated companies mainly comprised the Group's increased stake in Gucci Group representing €1,223.4 million.

The sale of investments in non-consolidated companies (including the indebtedness of companies sold at the date of sale) mainly include the sale of Guilbert for €607.4 million, Pinault Bois & Matériaux for €492.7 million and 14.5% of the consumer credit activities for €371.6 million.

The impact of these sales on the Group's key financial aggregates is summarised in Note 2.

The change in cash linked to financial investments notably corresponds to the payment in the first half of 2003 of the tax linked to the sale of Guilbert's mail-order business in October 2002, in the amount of €67.1 million, and the payment of Gucci Group shares in December 2002 in the amount of €22.2 million.

The financial investments made by the Group over the past three financial years are broken down in the "Investment policy" section of the management report.

8.5 Capital increases

Net cash from capital increases breaks down as follows:

(IN € MILLION)	2003	2002
Pinault-Printemps-Redoute share issues	0.4	
Capital increases by subsidiaries subscribed to by minority shareholders	(376.6)	1.7
Total	(376.2)	1.7

In 2003, the heading "Capital increases by subsidiaries subscribed to by minority shareholders" mainly included the impact on minority shareholders of the return on equity paid out by Gucci Group and the portion of Rexel's capital increase not subscribed to by the Group.

9. Goodwill and other intangible assets

9.1 Goodwill

Goodwill breaks down as follows:

	31.12.2003			31.12.2002
(IN € MILLION)	Gross	Amortisation	Net	Net
Luxury Goods				-
Conforama	909.9	(101.4)	808.5	831.4
Fnac	499.2	(100.0)	399.2	411.2
Printemps	67.7	(12.9)	54.8	50.2
Redcats	867.9	(183.1)	684.8	822.5
Orcanta				
CFAO	130.9	(47.3)	83.6	82.7
Other	12.9	(2.7)	10.2	11.2
Retail	2,488.5	(447.4)	2,041.1	2,209.2
Holding companies and other	0.3	(0.3)	-	
"New PPR"	2,488.8	(447.7)	2,041.1	**2,209.2**
Rexel	1,476.1	(209.3)	1,266.8	1,388.2
Other activities	55.8	(7.7)	48.1	618.7
Total	4,020.7	(664.7)	3,356.0	**4,216.1**

The main changes break down as follows:

(in € million)		
Net book value at December 31, 2002		4,216.1
Increases following acquisitions		78.3
Decreases following disposals		(627.4)
of which the sale of Guilbert	*(453.6)*	
of which the sale of Pinault Bois & Matériaux	*(104.6)*	
of which the sales of consumer credit activities	*(30.0)*	
Allocation of goodwill		(5.5)
Cumulative translation adjustments		(186.2)
Amortisation for the year		(119.3)
Net book value at December 31, 2003		**3,356.0**

9.2 Other intangible assets

This item breaks down as follows:

	31.12.2003			31.12.2002
(in € million)	Gross	Amortisation Depreciation	Net	Net
Companies, brands and market share	6,144.7	(40.5)	6,104.2	5,523.1
Purchased goodwill and leasehold rights	442.9	(49.5)	393.4	395.6
Other	888.4	(281.5)	606.9	720.6
Total	**7,476.0**	**(371.5)**	**7,104.5**	**6,639.3**

Intangible assets break down as follows:

(in € million)	2003	2002
Luxury Goods	5,224.6	4,718.7
Conforama	486.4	491.0
Fnac	92.5	93.6
Printemps	192.2	197.0
Redcats	612.5	603.6
Orcanta	20.5	21.9
CFAO	24.8	24.9
Other	0.3	0.2
Retail	1,429.2	1,432.2
Holding companies and other	4.0	4.2
"New PPR"	**6,657.8**	**6,155.1**
Rexel	446.7	458.1
Other activities	[illegible]	26.1
Total	**7,104.5**	**6,639.3**

The year-on-year change between 2003 and 2002 is primarily due to the complementary difference generated by the purchase of Gucci Group shares in 2003. To ensure the consistency of information on the valuation of the Yves Saint Laurent brand published by the Gucci Group NV subsidiary, listed on the NYSE and AMS AEX, its gross value in the Gucci Group financial statements is stated as €941.2 million for the 2002 financial year ended January 31, 2003.

10. Assessment of goodwill and other intangible assets

The net book value of goodwill and other intangible assets is subject to review by the Group in accordance with the principles set out in Note 1.8.

The following discount rates and perpetual growth rates are applied to estimated cash flow in determining the economic assumptions and in forecasting operating conditions used by the Group:

Business division	Discount	Perpetual growth
Luxury Goods	8% - 9.2%	2.5% - 3%
Retail (excluding emerging geographical areas*)	8.5%	2% - 3%
Emerging geographical areas*	12%	2% - 5%
Rexel Group	7.3% - 7.9%	2%

*Emerging geographical areas include African countries and some of the Latin American countries.

11. Tangible assets

The breakdown of tangible assets by type is as follows:

	31.12.2003			31.12.2002
(IN € MILLION)	Gross	Depreciation	Net	Net
Land and buildings	1,807.6	(592.0)	1,215.6	1,331.7
Plant and equipment	2,876.0	(1,737.7)	1,138.3	1,163.0
Other	528.7	(214.4)	314.3	279.3
Total	**5,212.3**	**(2,544.1)**	**2,668.2**	**2,774.0**

Changes in tangible assets break down as follows:

	2003		
(IN € MILLION)	Gross	Depreciation	Net
Beginning of year balance	5,456.3	(2,692.3)	2,774.0
Additions	661.8	661.8	
Disposals	(341.2)	175.5	(165.7)
Cumulative translation adjustments	(153.6)	87.7	(65.9)
Changes in Group structure	(421.0)	268.3	(152.7)
Depreciation for the year		(383.3)	(383.3)
End of year balance	5,212.3	(2,544.1)	2,668.2
of which held under finance leases	427.1	(134.9)	292.2

In line with the restructuring of the Group's property portfolio, Rexel and Conforama sold certain property assets.

Rexel sold a number of agencies in Europe and the United States for a total of €60 million, generating a capital gain of €32.5 million.

Conforama sold a number of property complexes in France and Switzerland for a total of €76 million, generating a capital gain of €2.3 million.

These transactions were linked to agreements on simple leases based on the useful term in relation to the term of the lease, the discounted value of rent compared with the market value of the leased property and the appeal of purchase options, where applicable.

12. Investments in companies accounted for by the equity method

The Group's share in the net assets and net income of companies accounted for by the equity method is presented below:

	31.12.2003			31.12.2002
(IN € MILLION)	Reserve	Net income	Total	Total
Sodice expansion	18.7	4.3	23.0	21.1
Credit and financial services	78.1	50.1	128.2	167.4
Other (< €10 million)	19.9	0.5	20.4	18.8
Total	**116.7**	**54.9**	**171.6**	**207.3**

The change in investments in companies accounted for by the equity method, excluding the impact of income for the period, is primarily due to the sale of the 14.5% stake in consumer credit activities in December 2003 (Note 2.2).

The Credit and Financial Services businesses accounted for by the equity method mainly include the Finaref Group, 24.5%-owned by the Group at December 31, 2003. The key financial aggregates are as follows:

Simplified consolidated balance sheet of the Finaref Group at December 31, 2003

(IN € MILLION)			
Fixed assets	198.3	Shareholders' equity	444.3
Net customer loans	3,859.4	Reserve for general banking risks	38.0
Cash and other assets	278.7	Reserves for contingencies and losses	97.3
		Debts and other liabilities	3,756.8
Total	***4,336.4***	***Total***	***4,336.4***

13. Investments

The €83.9 million in investments as at December 31, 2003 include company shares which meet one of the following criteria:

- the Group has neither exclusive control nor a significant influence on the management or financial policy,
- the investment is viewed as useful for the Group's business with which the Group maintains ongoing relations, (but its consolidation would not have a significant impact on the Group's financial statements),
- the investment is not intended to be held over the long-term.

The drop of €44.8 million between December 31, 2002 and 2003 is mainly due to the impact of changes in exchange rates and Group structure.

Investments in non-consolidated companies in excess of €5 million include:

	31.12.2003						31.12.2002
(IN € MILLION)	Percentage of share capital directly or indirectly owned	Shareholders' equity at year-end	Income from previous year	Gross	Depreciation	Net	Net
Facet	10.0%	99.3	40.3	16.9	(0.1)	16.8	16.8
Pinault-Printemps-Redoute Luxembourg	100.0%	9.6	0.2	14.4	(4.8)	9.6	9.4
Teamtel	100.0%	(0.1)	(1.2)	5.9	(5.9)		1.1
Club de Développement Pinault-Printemps-Redoute	100.0%	4.6		11.8	(6.9)	4.9	4.9
GNX	6.5%	56.1	(4.5)	8.3	(2.2)	6.1	6.5
Total				57.3	(19.9)	37.4	38.7

The amount of shares in listed companies held by the Group and booked as investments in non-consolidated companies was not material at December 31, 2003.

14. Other investments

This item breaks down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Advances to non-consolidated companies and long-term loans	78.5	96.7
Investments in insurance companies	6.4	3.1
Other[1]	95.6	123.7
Total	180.5	223.5

(1) Mainly guarantee deposits.

15. Inventories and work-in-progress

This item breaks down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Commercial inventories	3,584.1	3,953.4
Industrial inventories	203.4	199.4
Cost	**3,787.5**	**4,152.8**
Allowances	(370.0)	(409.5)
Total	**3,417.5**	**3,743.3**

16. Operating and non-operating receivables

These items break down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Trade receivables - Gross	1,831.5	2,105.1
Other operating receivables - Gross	1,623.8	1,728.1
Less allowances	(286.7)	(318.4)
Operating receivables	3,168.6	3,514.8
Customer loans - Gross	460.4	494.9
Less allowances	(20.5)	(25.4)
Customer loans	439.9	469.5
Receivables on disposals of fixed assets - Gross	3.3	15.1
Other receivables - Gross	600.1	647.3
Deferred tax assets	569.0	622.4
Less allowances	(193.1)	(191.2)
Non-operating receivables	979.3	1,093.6
Total	**4,587.8**	**5,077.9**

17. Operating and non-operating payables

These items break down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Trade payables	3,870.1	4,330.6
Customer prepayments	78.6	192.8
Other operating payables	2,031.6	2,034.2
Operating payables	5,980.3	6,557.6
Fixed asset payables	121.2	516.4
Other non-operating payables	659.6	510.3
Deferred tax liabilities	147.7	202.1
Non-operating payables	928.5	1,228.8
Total	**6,908.8**	**7,786.4**

18. Cash and cash equivalents

18.1 Breakdown by category

This item breaks down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Short-term receivables on asset disposals [1]		1,857.4
Bonds	212.6	248.9
Money market securities	95.4	70.6
Mutual funds (SICAVs and FCPs)	1,530.9	2,979.7
Pinault-Printemps-Redoute treasury stock	552.3	526.6
Allowances	(186.6)	(219.3)
Marketable securities [2]	2,204.6	3,606.5
Short-term deposits	726.9	1,396.2
Cash	137.9	153.4
Cash and cash equivalents	864.8	1,549.6
Total	3,069.4	7,013.5

(1) In 2002, short-term receivables arising from the sale of assets involved disposals within the Credit and Financial Services division.
(2) At December 31, 2003, marketable securities included 1,345,050 Pinault-Printemps-Redoute shares held as treasury stock for allocation to employees in the amount of €104.8 million in net value, and 3,435,947 shares acquired to stabilise the share price in the amount of €267.9 million in net value. Gucci shares held as treasury stock for allocation to employees stood at €206 million in net value, representing 2,971,176 shares.

On May 28, 2003, Pinault-Printemps-Redoute commissioned a financial intermediary in order to increase transaction liquidity and consistency in the share price. This agreement meets the requirements of the Ethics Charter defined by the AFEI (French association of investment firms). At the time of its implementation, this agreement involved €30 million, half of which in cash and half in Pinault-Printemps-Redoute shares.

Regarding the Pinault-Printemps-Redoute shares, 1,942,464 shares were purchased over the period (including 1,262,980 in connection with the mandate), and 1,315,500 shares were sold within the framework of the mandate. The provision for impairment was updated on the basis of the average price over the last month of the year, and amounted to €179.6 millions.

18.2 Breakdown by currency

(IN € MILLION)	31.12.2003	%	31.12.2002	%
Euro	2,571.1	83.8%	6,248.6	89.1%
US dollar	303.7	9.9%	412.0	5.9%
Swiss franc	54.5	1.8%	48.9	0.7%
Australian dollar	23.6	0.8%	30.5	0.4%
Pound sterling	22.3	0.7%	36.7	0.5%
CFA franc	11.4	0.4%	13.6	0.2%
Swedish krona	9.7	0.3%	89.6	1.3%
Other	73.1	2.3%	133.6	1.9%
Total	3,069.4		7,013.5	

19. Shareholders' equity

19.1 Shareholders' equity – Group share

Changes in the share capital of Pinault-Printemps-Redoute S.A. are presented in the section entitled "General information" of the annual report.

19.2 Minority interests

Minority interests in fully consolidated companies break down as follows:

(in € million)	31.12.2003			31.12.2002
	Shareholders' equity*	Net income	Total	Total
Gucci Group	1,155.9	56.0	1,211.9	2,291.5
Rexel Group	395.6	19.6	415.2	332.7
CFAO Group	72.5	22.4	94.9	86.3
Other	7.3	2.2	9.5	8.1
Total	1,631.3	100.2	1,731.5	2,718.6

* Including translation adjustments relating to minority interests.

20. Retirement reserves

Commitments under pension and other post-retirement benefit plans and for retirement bonuses are as follows:

(in € million)	31.12.2003	31.12.2002
Group commitments for retirement and termination bonuses	578.2	583.1
Fair value of assets	(277.0)	(252.0)
Net financial position	**301.2**	**331.1**
Actuarial differences	(135.2)	(135.5)
Total debt	166.0	195.6
- of which retirement reserves	166.0	191.0
- of which other payroll liabilities		4.6

The change in retirement reserves totalled €25 million, including €27.1 million in amortisation over the period, €22.4 million linked to the writeback associated with benefits and €29.7 million due to changes in Group structure and translation adjustments.

In 2003, expenses for defined benefit plans totalled €27.1 million and break down as follows (in € million):

- cost of services for the period 17.0
- interest expense 27.3
- yield on assets (18.2)
- amortisation of actuarial differences 1.0

The main actuarial assumptions used to estimate the Group's obligations are the following:

	Euro zone		United Kingdom		North America	
	2003	2002	2003	2002	2003	2002
Discount rate	5% - 5.25%	5.75%	5.3% - 5.5%	5.50%	6%	6.75% - 7%
Return on assets	3.5% - 6%	6%	6.7% - 7.5%	7%	7.75%	8.5% - 9%
Payroll increase	2.5% - 3%	1.5% - 3%	3% - 3.7%	3% - 4.3%	3.5%	3%

The discount rate is determined based on the yield on bonds of top-rated companies (AA rating) with the same maturity as the plans assessed.
The yield on assets results from the weighted average profitability of different types of investment. This discount rate is used for fixed-rate investments, while equity investments are subject to a risk premium.
The salary growth rate accounts for inflation and a number of other factors such as merit and promotions.

21. Other reserves for contingencies and charges

This item breaks down as follows:

(IN € MILLION)	31.12.2002	Allowance	Writebacks used	Writebacks unused	Translation adjustments	Change in Group structure	Other	31.12.2003
Reserves for restructuring	117.0	38.6	(47.4)	(0.9)	(0.8)	(27.7)	(4.7)	**74.1**
Reserves for claims and litigation	123.7	36.4	(7.0)	(6.7)	(0.1)	(7.1)	5.7	**144.9**
Insurance operations technical reserves	3.1	3.3						**6.4**
Other reserves	183.3	65.7	(21.5)	(9.5)	(2.7)	(30.1)	(17.8)	**167.4**
Reserves for contingencies and losses	427.1	144.0	(75.9)	(17.1)	(3.6)	(64.9)	(16.8)	**392.8**
Impact on income		(144.0)		17.1				**(126.9)**
- on operating income		(12.3)		8.0				**(4.3)**
- on financial income		(24.5)						**(24.5)**
- on non-recurring items		(107.2)		9.1				**(98.1)**
- on taxes								

The €38.6 million in allowances for restructuring mainly includes €7.8 million for the Luxury Goods division and €28.0 million for Rexel. For Rexel, these allowances notably cover the cost of closing branches in Germany and the expenses linked to the implementation of an information management agreement in France. €37.0 million of the €47.4 million in writebacks of reserves for restructuring is attributable to Rexel for the expenses incurred in 2003 as a result of the restructuring plan defined in 2002. Allowances for claims and litigation totalling €36.4 million mainly include labour disputes and litigation with tax authorities in various countries. Other provisions notably include risks linked to liability guarantees and expenses related to the sale of assets.
The impact of changes in Group structure is primarily due to the sale of Guilbert and Pinault Bois & Matériaux.
The "Other" column mainly corresponds to transfer of the write down of Rexel assets to reserve accounts.

22. Borrowings

22.1 Breakdown of categories of debt by maturity

(IN € MILLION)	31.12.2003	N+1	N+2	N+3	N+4	N+5	Beyond
Convertible bonds	1,242.8	14.5	-	-	148.8	1,079.5	-
Other bonds	2,131.7	485.4	838.9	3.5	4.1	49.8	750.0
Confirmed lines of credit	1,791.6	488.0	831.5	125.0	246.8	100.3	-
Drawdowns on non-confirmed lines of credit	265.0	265.0	-	-	-	-	-
Other bank borrowings	1,967.2	1,169.9	49.9	400.7	22.1	172.0	152.6
Bank overdrafts and foreign currency advances	213.4	213.4	-	-	-	-	-
Bonds and bank borrowings	7,611.7	2,636.2	1,720.3	529.2	421.8	1,401.6	902.6
Commercial paper	613.0	613.0	-	-	-	-	-
Employee profit-sharing	68.8	17.1	12.9	10.6	13.3	14.9	-
Other borrowings	19.4	2.2	16.3	0.2	0.3	0.3	0.1
Obligations under finance leases	228.2	26.0	25.7	26.2	21.5	19.0	109.8
Total	**8,541.1**	**3,294.5**	**1,775.2**	**566.2**	**456.9**	**1,435.8**	**1,012.5**
%		38.6%	20.8%	6.6%	5.3%	16.8%	11.9%

(IN € MILLION)	31.12.2002	N+1	N+2	N+3	N+4	N+5	Beyond
Convertible bonds	1,990.5	1,990.5	-	-	-	-	-
Other bonds	1,634.9	253.4	486.5	840.0	4.5	4.8	45.7
Confirmed lines of credit	5,500.9	787.9	472.6	2,470.7	458.5	1,240.6	70.6
Drawdowns on non-confirmed lines of credit	291.8	290.3	1.5	-	-	-	-
Other bank borrowings	1,569.0	341.5	783.4	33.3	330.9	9.4	70.5
Bank overdrafts and foreign currency advances	623.0	623.0	-	-	-	-	-
Bonds and bank borrowings	11,610.1	4,286.6	1,744.0	3,344.0	793.9	1,254.8	186.8
Commercial paper	525.6	525.6	-	-	-	-	-
Employee profit-sharing	77.0	28.1	12.2	10.5	12.3	13.9	-
Other borrowings	28.1	3.8	0.2	24.0	0.1	-	-
Obligations under finance leases	191.0	42.4	25.9	25.5	25.6	23.5	48.1
Total	**12,431.8**	**4,886.5**	**1,782.3**	**3,404.0**	**831.9**	**1,292.2**	**234.9**
%		39.3%	14.3%	27.4%	6.7%	10.4%	1.9%

In 2003, bonds represented 39.5% of gross borrowings versus 29% in 2002. On December 31, 2003, the Group benefited from €7,686 million in confirmed lines of credit, with an undrawn balance of €5,894 million.
The gross debt of Rexel and Gucci amounted to €604.9 million and €1,878.2 million, respectively, at December 31, 2000.
Short-term draw-downs on facilities backed by long-term confirmed lines of credit are included in long-term debt.

22.2 Breakdown by repayment currency

(IN € MILLION)	31.12.2003	%	31.12.2002	%
Euro	6,796.0	79.6%	10,786.4	86.8%
Yen	639.2	7.5%	621.0	5.0%
US dollar	443.1	5.2%	390.7	3.1%
Swiss franc	209.4	2.4%	125.6	1.0%
Livre sterling	192.4	2.2%	71.2	0.6%
CFA franc	79.1	0.9%	75.8	0.6%
Swedish krona	13.5	0.2%	94.3	0.8%
Other	168.4	2.0%	266.8	2.1%
Total	**8,541.1**		**12,431.8**	

The above amounts take into account the impact of currency hedging transactions (see Note 23).

22.3 Breakdown by interest rate

	2003	2002
Average fixed rate of interest	3.8%	3.4%
Average floating rate of interest	3.1%	3.9%
Average rate of interest for the year	3.4%	3.6%
Average net fixed rate debt	48%	49%
Average net floating rate debt	52%	51%

Average rates are determined based on average net debt booked for every financial year, with related net interest expense recorded under net financial expenses for the relevant year.
Interest rates take into account the impact of hedging transactions (see Note 23).

The 0.20% drop in the average rate is primarily due to the combined impact of the fall in the benchmark for floating rate debt and the improved refinancing terms of fixed rate long-term debt, which resulted from the redemption of bonds issued by Pinault-Printemps-Redoute in 1999 and 2001 during the 2003 financial year:

- OCEANE maturing in January 2003 for €1,128 million, at a yield to maturity of 2.5%,
- OCEANE maturing in January 2007 for €696.4 million, through the partial exercise of the investor put in May 2003, at a yield to maturity of 1.5%.

These two borrowings were refinanced via a new OCEANE maturing in January 2008 for €1,079.5 million at a yield to maturity of 3.625% and a bond issue of €750 million maturing in January 2009 bearing a 5% coupon.

22.4 Bond issues

Bonds convertible and/or exchangeable for shares issued by Pinault-Printemps-Redoute SA

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
Fixed 1.50%[1]	08.11.2001	1-month Euribor floating rate swap for €149 M	01.01.2007	163,284,550.00	862,519,612.50
Fixed 2.50%[2]	21.05.2003	-	01.01.2008	1,079,500,000.00	-

(1) Issue price: Bonds convertible and/or exchangeable for shares (OCEANE) issued on November 8, 2001 for €1,380,000,050, represented by 8,492,308 bonds at a face value of €162.50.
Conversion and/or exchange for shares: Until December 31, 2001 on the basis of 1,157 shares per bond, and as of January 1, 2002 on the basis of one share per bond.
Normal redemption: In full on January 1, 2007 at a price of €162.50.
Early redemption of bonds by holders: At face value on November 8, 2004, plus accrued interest.
Gross yield to maturity of unconverted bonds: 1.5%.
Balance outstanding at December 31, 2003 includes:
- the conversion of 3,077,000 bonds by Artémis in 2001,
- the buyback of 107,422 bonds with a face value of €17,456,075 in 2002,
- the buyback of 17,609 bonds with a face value of €2,861,462.50 in 2003,
- the early redemption, after the exercise of the investor put in 2003, of 4,285,376 bonds with a face value of €696,373,600.
Issue swap: The OCEANE was swapped for €149 million, in order to switch from a fixed rate to a floating rate and set the maturity.

(2) Issue price: Issue of bonds convertible and/or exchangeable for shares (OCEANE) issued on May 21, 2003, represented by 12,500,000 bonds at a face value of €86.36.
Conversion and/or exchange for shares: At any time as of May 21, 2003, on the basis of one share per bond.
Normal redemption: The bonds will be fully redeemed on January 1, 2008 at a price of €91.14 per bond, or approximately 105.535% of the bonds' face value.
Gross yield to maturity of unconverted bonds: 3.6250%.

Bonds issued by Pinault-Printemps-Redoute SA

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
Zero coupon[1]	30.01.1998	3-month Euribor floating rate for full issue	31.01.2005	106,714,312.07	106,714,312.07
Fixed 5.20%[2]	27.05.1998	3-month Euribor floating rate swap for full issue	27.05.2005	304,898,034.48	304,898,034.48
3-month Euribor floating rate + 0.50%[3]	13.07.2001	-	13.07.2004	300,000,000.00	300,000,000.00
Fixed 5%[4]	23.07.2003	3-month Euribor floating rate swap for €500 M	23.01.2009	750,000,000.00	-

(1) Issue price: Indexed bond issue represented by 70,000 bonds at a face value of €1,524.49.
Redemption: On January 31, 2005 at a price between 100% and 228% of the bond's face value. The premium is determined by applying an indexation formula based on the rate of growth of the Pinault-Printemps-Redoute S.A. share price.
Gross yield to maturity: Between 0% and 12.5% depending on the Pinault-Printemps-Redoute S.A. share price.

(2) Issue price: Traditional bond issue represented by 400,000 bonds at a face value of €726.25.
Redemption: In full on May 27, 2005.
Gross yield to maturity: 4.99%.

(3) Issue price: Bonds issued on July 13, 2001, represented by 300,000 bonds with a face value of €1,000 as part of the EMTN programme.
Redemption: In full on July 13, 2004.

(4) Issue price: Bonds issued on July 23, 2003, represented by 750,000 bonds with a face value of €1,000 as part of the EMTN programme.
Redemption: In full on January 23, 2009.

Bonds issued by Caumartin Participations

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
5.2075% (1)	10.07.2001	3-month Euribor floating rate swap for €350 M	11.07.2005	424,743,760.00	424,743,760.00

(1) Issue price: Bond issue on July 10, 2001 represented by 424,743,760 bonds at a face value of €1.
Redemption: In full on July 11, 2005.
Annual coupon: 5.2075%, partially indexed on changes in the Pinault-Printemps-Redoute S.A. share price.

Bonds issued by Rexel S.A.

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
Zero coupon (1)	11.05.1998	3-month Euribor floating rate swap for full issue	11.05.2008	45,734,705.17	45,734,705.17
Fixed 4.80% (2)	15.07.1998	3-month Euribor floating rate swap for €122 M	03.08.2004	182,938,820.69	182,938,820.69

(1) Issue price: Indexed bond issue on May 11, 1998 represented by 300,000 bonds at a face value of €152.45.
Redemption: On May 11, 2008 at a price between 121.9% and 260% of the bond's face value. The redemption price within this bracket is determined by applying an indexation formula based on the rate of growth of the Rexel S.A. share price.
Gross yield to maturity: Between 2% and 10.03% depending on the Rexel S.A. share price.

(2) Issue price: Conventional bond issue represented by 240,000 bonds at a face value of €726.25.
Redemption: In full at face value on August 3, 2004.

22.5 Main medium-and long-term borrowings and confirmed lines of credit

a) Breakdown of main medium-and long-term borrowings

The Group notably has the following borrowings:

Medium-and long-term borrowings taken out by Pinault-Printemps-Redoute S.A.

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
Euribor floating rate +0.41% (1)	13.12.1999	-	25.11.2004	750,000,000.00	750,000,000.00
1-year Euribor floating rate +0.55% (2)	05.03.2003	-	05.03.2004	326,974,912.50	-

(1) Structured financing: loan securitised by the Pinault-Printemps-Redoute 11/99 securitisation fund. All the units in the fund have been acquired by Armoris Finance S.A., which raises refinancing by issuing commercial paper rated A1/P1.

(2) In March 2003, Pinault-Printemps-Redoute S.A. took out a bank loan of €654 million maturing in March 2004, €327 million of which was repaid in 2003. The undrawn balance stood at €327 million at December 31, 2003. This loan was subject to pledge of Finaref shares, representing 29% of the equity remaining to be sold. At December 31, 2003, this pledge was reduced to 14.50% of the equity of Finaref, scheduled for sale in March 2004.

Medium-and long-term borrowings taken out by PPR Finance

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
Fixed 5.45%	16.06.1998	-	16.06.2006	30,642,252.46	30,642,252.46
Variable Euribor 3 mois + 0.40%	16.06.1998	3-month Euribor floating rate swap for full issue	16.06.2010	52,594,910.95	52,594,910.95
Fixed 5.46%	16.06.1998	-	16.06.2006	9,146,941.03	9,146,941.03
Fixed 5.50%	16.06.1998	-	16.06.2006	9,146,941.03	9,146,941.03
Fixed 5.20%	15.09.1998	3-month Euribor floating rate swap for full issue	15.09.2006	15,244,901.72	15,244,901.72
Fixed 5.30%	01.12.1998	-	01.12.2006	50,308,175.69	50,308,175.69
Fixed 5.39%	01.12.1998	3-month Euribor floating rate swap for full issue	01.12.2006	17,531,636.98	17,531,636.98
Variable Euribor 3 mois + 0.50%	25.09.2001	-	25.09.2006	170,000,000.00	170,000,000.00

Medium-and long-term borrowing taken out by Redcats Finance UK

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
Market floating rate +0.42% (1)	28.10.2003	-	28.10.2008	150,113,507.00	-

(1) Securitisation set up by Redcats Finance UK in the amount of £108 million (€153.2 million). The drawn balance stood at £105.8 million at December 31, 2003 (€150.1 million).

Medium-and long-term borrowings taken out by Gucci Group

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
Market floating rate +0.6875%	15.05.2003	-	18.05.2013	45,600,000.00	-
Variable Libor+1% (1)	08.08.2003	-	15.08.2013	38,719,669.59	-

(1) Loan taken out by Gucci America Inc. in the amount of US $45 million (€38.7 million).

Medium-and long-term borrowing taken out by Rexel S.A.

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
Fixed 4.4005% (1)	23.07.1999	6-month Euribor floating rate swap for full issue	30.03.2006	51,675,337.38	70,803,438.30

(1) Syndicated loan taken out on July 23, 1999 in the amount of €126,432,641, repayable in instalments up to March 30, 2006.

Medium-and long-term borrowing taken out by Conforama Italia SPA

(IN €) Interest rate	Issue date	Hedging	Maturity	31.12.2003	31.12.2002
6-month Euribor floating rate +1%[1]	21.12.1999	-	31.12.2009	48,202,643.91	56,236,417.89

(1) Syndicated loan taken out on July 23, 1999 in the amount of €72,303,966, repayable in instalments up to December 31, 2009.

b) Confirmed lines of credit

- At December 31, 2003, the Group had access to confirmed lines of credit totalling €7,686 million versus €7,701 million at December 31, 2002.
- The undrawn balance on these confirmed lines of credit at December 31, 2003 totalled €5,894 million versus €2,200 million at December 31, 2002.

c) Breakdown of confirmed lines of credit

Pinault-Printemps-Redoute S.A. and PPR Finance: €4,844 million, including long-term lines of credit of €3,495 million with an average term of 2.35 years. Pinault-Printemps-Redoute S.A. notably has a syndicated loan of €2,999 million, including €1,000 million maturing in July and October 2004 and €1,999 million maturing in October 2005 and October 2007.

The Group is committed to maintaining specific financial ratios (Consolidated Net Financial Debt/Consolidated EBITDA, Consolidated EBITDA/Consolidated Net Interest Expense and Consolidated Net Financial Debt/Consolidated Shareholders' Equity) until the loan is repaid in full. In 2003, the aggregates used to calculate these ratios were redefined and effectively applied as of June 30, 2004, bringing them in line with the Group's strategic development and its intention to sell Rexel. The definition of the aggregates (Consolidated Net Financial Debt, Consolidated EBITDA, Consolidated Net Interest Expense) stand until 2005, with the Group's stake in Rexel booked as a marketable security investment valued at the stock market price in the calculation. As a result, Pinault-Printemps-Redoute is not required to factor in the sale of Rexel to comply with its ratios. The margin applied to securities is indexed on the Group's credit rating.

Rexel S.A.: €1,114 million, with an average term of 3.11 years, including €66 million on Finelec BV and a €950 million syndicated loan, comprising a tranche of €450 million set up on October 22, 2003 maturing in October 2008 and a tranche of €500 million maturing in September 2005. Rexel is committed to maintaining specific financial ratios (Consolidated Net Financial Debt/Consolidated EBITDA, Consolidated EBITDA/Consolidated Net Interest Expense and Consolidated Net Financial Debt/Consolidated Shareholders' Equity) until the loans are repaid in full. The margin applied to the loans is indexed on the Consolidated Net Financial Debt/Consolidated EBITDA ratio.

Redcats: US $175 million (€138.6 million) on Brylane with an average term of 2.93 years.

Gucci Group NV: €1,589 million with an average term of 1.93 years, including a €666.7 million syndicated loan taken out on July 21, 2000. Gucci Group NV is committed to maintaining specific financial ratios (Consolidated Net Financial Debt/Consolidated EBITDA, Consolidated EBITDA/Consolidated Net Interest Expense and Consolidated Net Financial Debt/Consolidated Shareholders' Equity) until the loan is repaid in full.

The Group's confirmed lines of credit are subject to the commitment and default clauses customarily included in this type of agreement: pari passu, negative pledge and cross default. The Group complied with all financial and legal clauses at December 31, 2003.

23. Exposure to currency and interest rate risk

Off-balance sheet commitments at December 31, 2003 related to the Group's cash management activities are as follows:

23.1 Exposure to interest rate risk

The Pinault-Printemps-Redoute group uses various financial instruments to manage interest rate risk on financial assets and liabilities, including borrowings. The notional outstanding amounts of these instruments are as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Swaps: fixed rate lender	2,302	4,159
Swaps: fixed rate borrower	1,024	3,598
Purchase of FRAs	0	103
Sale of FRAs	0	103
Purchase of collars	534	538
Purchase of caps	540	796
Other interest rate instruments(*)	58	137

(*) Including swaps floating rates / variable floating rates.

In application of the Group's strategy to hedge interest rate exposure, these instruments are designed to:

- convert fixed rate bonds into floating rate debt: the Group entered into interest rate swap agreements as a fixed-rate lender in the amount of €1,579 million, including €1,411 million to hedge bond issues by Pinault-Printemps-Redoute and Caumartin Participations and €168 million for Rexel bond issues;
- swap fixed-rate money market securities and fixed-rate loans and credit line draw-downs into floating rate debt: the Group entered into interest rate swaps as a fixed rate lender in the amount of €275 million;
- swap floating rate debt into fixed rate debt: the Group used swaps on a notional amount of €607 million;
- manage interest rate risk on borrowings via option transactions: the Group used options in the amount of €1,074 million.

Pinault-Printemps-Redoute, on behalf of Finaref prior to its disposal, also entered into interest rate swaps representing an outstanding nominal amount of only €416 million at December 31, 2003, compared with €2,726 million at December 31, 2002. These swaps were fully hedged with highly rated banking counterparties.

The Group's net exposure to interest rate risk taking into account the above hedging transactions is presented below:

fixed rate assets and liabilities exposed to a price risk:

(IN € MILLION)	31.12.2003	2003 maturities: Less than one year	2003 maturities: One to five years	2003 maturities: More than five years	31.12.2002
Fixed rate assets	285.3	39.4	245.8	0.1	555.4
Bonds	1,592.0	200.5	1,141.5	250.0	2,071.4
Commercial paper	609.4	609.4	-	-	525.6
Other financial debt	891.4	248.5	552.6	90.3	1,757.7
Fixed rate liabilities	3,092.8	1,058.4	1,694.1	340.3	4,354.7

floating rate assets and liabilities exposed to a cash flow risk:

(IN € MILLION)	31.12.2003	2003 maturities: Less than one year	2003 maturities: One to five years	2003 maturities: More than five years	31.12.2002
Fixed rate assets	2,460.7	2,329.2	121.3	10.2	4,552.1
Bonds	1,782.5	711.1	571.4	500.0	1,554.1
Commercial paper	3.6	3.6	-	-	-
Other financial debt	3,662.2	1,534.6	1,955.2	172.4	6,522.9
Floating rate liabilities	5,448.3	2,249.3	2,526.6	672.4	8,077.0

Financial assets and liabilities consist of interest-bearing balance sheet items.

Given the breakdown between fixed rate and floating rate assets and liabilities at December 31, 2003, a 1% increase or decrease in interest rates would have a full-year impact of €42 million on operating income before tax.

At December 31, 2003, gross debt by type of rate before and after accounting for hedging transactions breaks down as follows:

(IN € MILLION)	31.12.2003	Before hedging: Fixed rate	Before hedging: Floating rate	After hedging: Fixed rate	After hedging: Floating rate
Bonds	3,374.5	2,921.9	452.6	1,592.0	1,782.5
Confirmed lines of credit	1,791.6	377.9	1,413.7	654.6	1,137.0
Bank borrowings	1,967.2	198.0	1,769.2	165.2	1,802.0
Commercial paper	613.0	271.0	342.0	609.4	3.6
Other financial debt	794.8	61.5	733.3	71.6	723.2
Gross debt	8,541.1	3,830.3	4,710.8	3,092.8	5,448.3
%		44.8%	55.2%	36.2%	63.8%

23.2 Exposure to currency risk

For the management of currency risk, the Pinault-Printemps-Redoute group uses instruments with the following outstanding notional amounts:

(IN € MILLION)	31.12.2003	Euro	USD	GBP	CHF	SEK	JPY	Other	31.12.2002
Hedges of firm 2003 receivables and payables									
Currency swaps	(384.9)	(55.9)	(131.6)	(45.2)	(57.1)	50.2	-	(145.3)	(1,382.4)
Currency forwards	(195.7)	-	(8.9)	(145.2)	(28.8)	(4.5)	90.1	(98.4)	118.7
Options	(800.0)	-	(425.8)	-	-	-	(374.2)	-	(940.4)
Other hedging instruments	(14.7)	-	-	-	-	-	0.1	(14.8)	(4.2)
	(1,395.3)	(55.9)	(566.3)	(190.4)	(85.9)	45.7	(284.0)	(258.5)	(2,208.3)
Hedges of highly likely commitments in 2004									
Currency forwards	1,955.6	-	2,111.8	(98.1)	(13.1)	(30.7)	40.5	(54.8)	237.5
Options	89.6	-	279.3	-	(35.3)	-	(154.4)	-	(120.7)
Other hedging instruments	(4.9)	-	-	-	-	-	-	(4.9)	-
	2,040.3	-	2,391.1	(98.1)	(48.4)	(30.7)	(113.9)	(59.7)	116.8
Total	**645.0**	**(55.9)**	**1,824.8**	**(288.5)**	**(134.3)**	**15.0**	**(397.9)**	**(318.2)**	**(2,091.5)**

The Group primarily uses forward currency contracts and/or currency swaps to hedge these commercial and financial risks and may implement options strategies (purchase of options or tunnels).

Currency hedging mainly covers debt or receivables in foreign currencies or commercial exposure which are proven firm or highly probable.

As part of its commitment to launch a bid at US $85.52 per Gucci share, the Group has established currency hedges on its US $ exposure. At December 31, 2003, hedges totalled US $2,780 million via forward currency contracts, including US $508 million with an option component. Depending on the exercise of these options, these hedges cover a €/US $ exchange rate between 1,086 and 1,096 including option premiums.

At December 31, 2003, the exposure to currency risk on the balance sheet breaks down as follows:

(IN € MILLION)	31.12.2003	Euro	USD	GBP	CHF	SEK	JPY	Other	31.12.2002
Money market assets	476.1	4.1	277.8	19.9	21.9	1.4	0.4	150.6	871.8
Money market liabilities	(1,583.5)	(31.0)	(401.2)	(19.9)	(327.7)	(2.2)	(649.4)	(152.1)	(1,444.9)
Gross exposure in balance sheet	(1,107.4)	(26.9)	(123.4)	-	(305.8)	(0.8)	(649.0)	(1.5)	(573.1)

Money market assets represent receivables, loans, marketable securities and cash.

Money market liabilities represent borrowings, operating payables and other payables.

23.3 Other market risks – credit risk

The Group uses derivative instruments solely to reduce its overall exposure to currency and interest rate risk arising in the normal course of business. All transactions involving derivative instruments are carried out on organised or over-the-counter markets with major players and do not carry any counterparty risk. With the exception of currency hedging on exposure to dollar risk arising from the commitment to launch a bid at US $85.52 per Gucci Group share, the gains and losses on derivative instruments in 2003 were not material. Similarly, unrealised gains and losses on commitments and future transactions hedged through derivative instruments were not material at December 31, 2003.

The Group has a large number of customers in a wide range of business segments and is therefore not exposed to any concentration of credit risk. Generally, the Group considers that it is not exposed to any specific credit risk.

24. Market value of financial instruments

The market value of most of the Group's financial instruments is based on estimates, except marketable securities and listed bonds, which are recorded on the basis of their last known price on December 31, 2003.

The following methods were used:

Financial instruments booked as assets on the balance sheet:

As these instruments are short-term liquid assets, the accounting values are based on reasonable estimates of their market value, with the exception of listed marketable securities whose market value was determined based on the last known price on December 31, 2003.

Financial instruments booked as liabilities on the balance sheet:

The market value of listed bonds was determined on the basis of the last stock market price on the closing date.

For other borrowings, the market value was calculated using other valuation methods such as discounted cash flow, taking into account the Group's credit risk and interest rate terms on the closing date.

Off-balance sheet financial instruments:

The market value was supplied by the financial institutions involved in the transactions or calculated on the basis of standard valuation methods which incorporate market conditions at year-end.

(IN € MILLION)	31.12.2003		31.12.2002	
	Book value	Market value	Book value	Market value
Balance sheet				
Assets				
Bonds	212.6	212.6	248.9	248.9
Money market securities	95.4	95.2	70.6	70.4
Mutual funds (SICAVs and FCPs)	1,530.9	1,510.1	2,979.7	2,972.7
Pinault-Printemps-Redoute treasury stock	552.3	366.5	526.6	291.2
Short-term deposits	726.9	726.9	1,396.2	1,396.2
Cash	137.9	137.9	153.4	153.4
Liabilities				
Convertible bonds	1,242.8	1,351.7	1,990.5	1,995.6
Other bonds	2,131.7	2,144.2	1,634.9	1,611.2
Confirmed and non-confirmed lines of credit	2,056.6	2,056.6	5,792.7	5,792.7
Commercial paper	613.0	613.0	525.6	525.6
Other bank borrowings	1,967.2	1,960.2	1,569.0	1,549.6
Bank overdrafts and foreign currency advances	213.4	213.4	623.0	623.0
Employee profit-sharing	68.8	68.8	77.0	77.0
Other borrowings	19.4	19.4	28.1	28.1
Obligations under finance leases	228.2	228.2	191.0	191.0
Off-balance sheet				
Interest rate instruments		30.7		21.9
Swaps: fixed rate lenders		56.4		75.9
Swaps: fixed rate borrowers		(34.9)		(53.1)
Forward contracts				-
Collars		0.1		(4.5)
Caps		(0.4)		-
Other interest rate instruments		8.6		3.6
Currency instruments		(301.9)		8.8
Hedging firm receivables and payables				
Currency swaps		16.4		6.2
Currency forwards		(8.2)		(1.7)
Options		59.7		60.6
Other hedging instruments		0.2		0.3
Hedging highly likely commitments				
Currency forwards		(328.5)		(57.9)
Options		(41.7)		1.3
Other hedging instruments		0.2		-

The market value of balance sheet financial instruments is presented before hedging instruments.

The book value of option derivatives was not material at December 31, 2003.

25. Other off-balance sheet commitments and contingencies

25.1 Operating leases

Some Group companies are lessees under real estate and/or equipment leases under binding agreements for a term of more than one year, which may include a rent indexation clause.
Future minimum payments due under these leases are as follows:

(IN € MILLION)	31.12.2003	31.12.2002
n+1	476.6	530.1
n+2	383.1	411.1
n+3	317.3	338.4
n+4	269.4	291.0
n+5	221.1	268.0
Beyond	818.7	986.7
Total	2,486.2	2,825.3

25.2 Commitment to purchase Gucci Group shares

25.2.1 Description of the bid and the timetable

In connection with the Amended and Restated Strategic Investment Agreement, or "RSIA", between Pinault-Printemps-Redoute and Gucci Group NV signed on September 10, 2001, Pinault-Printemps-Redoute undertakes to launch a bid (the "Bid") at US $101.5 per Gucci share with settlement on April 30, 2004, at the latest.

At the Annual General Meeting on July 16, 2003, Gucci Group shareholders approved a special dividend payment of €13.5 per share via a return on equity. In accordance with Article 2.6 of the RSIA, independent Gucci Group Board members adjusted the price of the Bid by US $15.98 per share, which represents the equivalent of €13.5 in US $ based on the exchange rate on the day of payment (October 2, 2003) published by the European Central Bank, or €15.78, plus the interest rate in US $, determined by applying 2.15% (representing the 3-month Libor on October 2, 2003 in US $ plus 100 basis points) to US $15.78 for the period from October 2, 2003 to April 30, 2004, or US $0.2. Following this adjustment and in line with the RSIA, the price per share of the Bid was set at US $85.52 per share.

On February 16, 2004, Gucci Group announced that, following the notification of the Financial Market Authorities of the Netherlands, the documents relating to the Bid will be submitted to the US Securities and Exchange Commission and will be available in the Netherlands as of April 1, 2004. The documents relating to the Bid were initially scheduled for release on March 22, 2004, but it was decided that Gucci Group shareholders would be better informed as to the Bid following the release of Gucci's 2003 results, scheduled for March 30, 2004, and the said documents. The expiry date of the Bid is planned prior to April 29, 2004, with payment by Pinault-Printemps-Redoute to custodians on April 30, 2004. If, following the Bid, the number of Gucci Group shares not included in the Bid is lower than whichever is greater of (i) 15% of the Gucci Group shares issued or (ii) 15 million Gucci shares, Pinault-Printemps-Redoute will be required to extend the Bid according to the terms of applicable stock market regulations.

25.2.2 Assessment of the maximum commitment of Pinault-Printemps-Redoute

Based on the number of outstanding shares at December 31, 2003, excluding employee stock options potentially exercisable prior to the end of the Bid, the Group's maximum commitment stands at US $2.8 billion.

Based on the number of outstanding shares at December 31, 2003 and the highly likely assumption that employees holding stock options will exercise their options in full prior to the end of the Bid, the Group's maximum commitment totals US $2.9 billion, after accounting for the cash received upon exercise of the stock options.

Over the period, the Group set up currency hedge transactions to cover dollar risk exposure arising from this commitment. The amounts of these hedge transactions are outlined in Note 23.2 of the consolidated financial statements.

Accounting for these hedge transactions and on the basis of an euro/dollar exchange rate identical to that of December 31, 2003 on the non-hedged portion, the Group's maximum commitment stands at €2.5 billion, excluding employee stock options potentially exercisable prior to the end of the Bid, and €2.6 billion after taking these items into account and deducting the cash received upon exercise of the options.

Gucci Group also holds treasury stock intended for allocation to Gucci Group employees under stock option plans. In accordance with French accounting standards, these shares are booked as marketable securities in the Group's consolidated financial statements. Pinault-Printemps-Redoute has undertaken vis à vis Gucci Group to purchase these shares at the Bid price, i.e. US $85.52 per share, provided that, following the Bid, the number of Gucci Group shares not included in the Bid is lower than whichever is greater of (i) 15% of the Gucci Group shares issued or (ii) 15 million Gucci Group shares. Based on this assumption, the Group's additional commitment totals US $254 million.

25.3 Commitments given and received following the sale of Guilbert's "Contract" business

In May 2003, Pinault-Printemps-Redoute sold the control of Guilbert S.A. to Office Depot for an enterprise value of €815 million. The purchaser will pay the Group an addition €40 million if the Office Depot share price exceeds US $20 for 5 consecutive trading days in the 18 months following May 23, 2003. The customary liability guarantees were granted to the purchaser for a period of two years, capped at €90 million and with an excess of €8 million.

25.4 Commitments given and received following the sale of Pinault Bois & Matériaux

In June 2003, Saprodis SAS, a full subsidiary of Pinault-Printemps-Redoute sold the control of Pinault Bois & Matériaux to the Wolseley Group for an enterprise value of €565 million. The customary liability guarantees were granted to the purchaser for a period of two years, capped at 20% of the price for the general declarations and guarantees and 45% for off-balance sheet commitments.

25.5 Commitments given and received as part of sales within the Credit and Financial Services division

As part of the agreement signed in December 2002, whereby the Group sold 61% of the capital and voting rights in Finaref and Finaref Nordic to the Crédit Agricole Group, an option to purchase (and reciprocal option to sell) was granted to the Crédit Agricole Group by Pinault-Printemps-Redoute S.A. on a further 29% stake in one year and 10% over twenty years by Redcats (7.4%), Fnac (1.2%) and Printemps (1.4%), respectively.

In line with the accelerated growth of the consumer credit activities of Crédit Agricole S.A., the Group sold 14.5% of its Credit and Financial Services division to Crédit Agricole S.A. in December 2003 for €372 million. This sale is part of the agreement signed in December 2002 which initially stipulated that Crédit Agricole S.A. would purchase a 29% stake from the Group in one year.

Pinault-Printemps-Redoute S.A. has an option to sell, and Crédit Agricole S.A. has an option to buy the remaining 14.5% as of March 29, 2004 for a period of three months at a price equivalent to €372 million.

As regards the 10% portion, the options may be exercised between December 21, 2022 and December 20, 2032 for whichever amount is higher between (i) 10% of the total price (i.e. €2,525 million) plus annual interest of 5.20% with a 70% multiplier or (ii) 10% of the total price multiplied by the total of healthy outstanding loans at the date the option is exercised and divided by the total of healthy outstanding loans at June 30, 2002. The resulting amount will be increased by any additional equity contribution made during the period and decreased by any fractional dividends in excess of 30% of the net earnings paid out by Finaref and Finaref Nordic.

25.6 Other commitments linked to sales

Excluding the liability guarantees listed above, sellers' warranties comprising the customary guarantees have been given to the buyers of other businesses sold by the Group.

25.7 Other commitments given

25.7.1 Discounted bills

The Group holds discounted bills which totalled €19.7 million at December 31, 2003.

25.7.2 Sales of commercial loans

Via Rexel, the Group is involved in several ongoing programmes to sell commercial loans, notably in France, the United Kingdom, the United States, Canada and Australia, which mature between 2004 and 2008 (France and the United States). These transactions take the form of a sale without recourse to a securitised debt fund or financial institutions. Collection is managed by the Group on behalf of the assignee.

As a guarantee given by the Group, the amount of loans sold was subject to deferred settlement or, where appropriate, settlement via subordinated shares in the securitised debt fund.

These programmes are subject to the customary clauses in terms of management, collection and the quality of the portfolio of loans sold. Any failure to comply with these clauses could result in the termination of these programmes.

The outstanding amount of loans sold appears in the table of off-balance sheet commitments in the amount of €770.2 million at December 31. The amount of residual interest (deferred price and subordinated shares) stood at €203.9 million at December 31, 2003.

The costs incurred on these programmes are booked as interest expenses.

25.7.3 Contractual obligations

The table below presents all Group commitments and contractual obligations at December 31, 2003, excluding all pension and retirement commitments and obligations presented in Note 20, and the Group commitment to purchase Gucci shares described in Note 25.2:

(in € million)	Total	Payments due by period		
		Less than 1 year	1 to 5 years	More than 5 years
Long-term financial debt (Note 22.1)	8,541.1	3,294.5	4,234.1	1,012.5
Simple lease agreements (Note 25.1)	2,486.2	476.6	1,190.9	818.7
Binding purchase obligations[1]	329.2	117.0	138.2	74.0
Sale of loans (Note 25.7.2)	770.2	247.3	522.9	-
Total commitments given	**12,126.7**	**4,135.4**	**6,086.1**	**1,905.2**
Commitment to buy back consumer credit activities[2]	720.6	371.6	-	349.0
Total commitments received	**720.6**	**371.6**	**-**	**349.0**

(1) The binding purchase obligations notably include €191.8 million in fees payable by Rexel at December 31, 2003 arising from service agreements signed as part of its policy to outsource its IT resources.
(2) The commitments to purchase consumer credit activities are estimated (excluding surcharges) based on methods defined in Section 25.5.

25.7.4 Other commercial commitments

At December 31, 2003, other commercial commitments break down as follows:

(in € million)	Total	Amount of commitments by period		
		Less than 1 year	1 to 5 years	More than 5 years
Confirmed lines of credit (Note 22.5)	7,686.0	1,872.0	5,814.0	-
Letters of credit	3.4	3.4	-	-
Other guarantees received	49.1	33.9	2.7	12.5
Total commitments received	**7,738.5**	**1,909.3**	**5,816.7**	**12.5**
Guarantees given to banks ensuring cash pooling	25.2	25.2	-	-
Guarantees on rent, property guarantees	57.8	2.0	0.7	55.1
Guarantees on lease agreements	115.6	99.2	14.3	2.1
Other commercial commitments (of which customs guarantees)	59.3	30.8	27.4	1.1
Total commitments given	**257.9**	**157.2**	**42.4**	**58.3**

25.7.5 Guarantees and other collateral

At December 31, 2003, the Group's guarantees and other collateral break down as follows:

(IN € MILLION)	Beginning of guarantee	Expiry of the guarantee	Amount of the asset pledged	Total balance sheet account (net book value)	Corresponding %
Intangible assets	Nov. 2003	Nov. 2006	8.4	10,460.5	0.1%
Tangible assets	Feb. 2001	Feb. 2009	204.8	2,668.2	7.7%
Financial assets (1)	Apr. 2003	Mar. 2004	351.9	436.0	80.7%
Total assets pledged as collateral			**565.1**	**13,564.7**	**4.2%**

(1) Including €327 million linked to the pledge of Finaref shares (Note 22.5).

25.7.6 Other commitments given

To the Group's knowledge, no other significant off-balance sheet commitment exists other than those presented in the Reference Document.

25.8 Group dependence on patents, licences and supply contracts

Brylane has a trademark licence agreement for the use of the Lane Bryant and Lerner trademarks up to October 20, 2007 without payment of any licence fees. These catalogues posted sales of €349.6 million in 2003 (€408.2 million in 2002).

Brylane also has an exclusive licence for the distribution of a selection of Brylane products included in the "Women's View", "Smart Choice" and "Big and Tall" catalogues to Sears customers. Sales in 2003 for these catalogues amounted to €69.3 million (€ 93.1 million in 2002).

Apart from the two licences referred to above, the Group is not dependent on any patents, licences or supply contracts.

25.9 Claims and litigation

Group companies are involved in a number of lawsuits or disputes that arise in the normal course of business, including litigation with tax or customs authorities. Reserves for contingencies and charges have been made for the probable estimated cost to the Group's entities, based on the advice of legal counsel. Based on the Group's legal counsel, no litigation currently in progress is likely to have a material impact on normal and foreseeable operations or the planned development of the Group or any of its subsidiaries. To the best of management's knowledge, there are no claims or litigation, either in process or pending, likely to have a material impact on the Group's operating results or financial position that are not adequately covered by reserves recorded in the balance sheet.

To the Group's knowledge, no particular litigation arose during or after the close of the 2003 financial year that could have a significant impact on the financial position, activity or consolidated net income of Pinault-Printemps-Redoute.

26. Relations with the parent company

Virtually all related party transactions consist of transactions with the Group's parent company, Artémis.

The main transactions carried out in 2003 between consolidated companies in the Pinault-Printemps-Redoute group and Artémis are as follows:

- payment of 2002 dividends in the amount of €118.8 million (€ 118.8 million in 2001),
- payment of €6.1 million for 2003 (€10.1 million in 2002) for business development consulting services, support in connection with complex transactions, and the supply of development opportunities, new business and cost reduction initiatives. The fees are covered by an agreement approved and examined by the Supervisory Board.

27. Subsequente events

Subsequent events are presented in the Group's activity report.

List of consolidated subsidiaries at December 31, 2003

The list of the subsidiaries of the Pinault-Printemps-Redoute group is presented below:

Consolidation method	Full consolidation : F	Equity method : E		
Companies	% interest			
	2003		2002	
Pinault-Printemps-Redoute	**Parent company**			
GUCCI				
GUCCI GROUP NV (NETHER-LANDS)	F	67.58	F	54.38
France				
LUXURY GOODS France S.A.	F	100.00	F	100.00
GG France HOLDING S.A.R.L.	F	100.00	F	100.00
GUCCI GROUP WATCHES France, S.A.S.	F	100.00		start-up
YVES SAINT LAURENT S.A.S.	F	100.00	F	100.00
BOUCHERON S.A.S.	F	100.00	F	100.00
BOUCHERON HOLDING S.A.	F	100.00	F	100.00
PARFUMS ET COSMETIQUES INTERNATIONAL S.A.S.	F	100.00	F	100.00
BOUCHERON PARFUMS (S.A.S.)	F	100.00	F	100.00
C. MENDES S.A.	F	100.00	G	100.00
YVES SAINT LAURENT BOUTIQUE France S.A.S.	F	100.00	F	100.00
YVES SAINT LAURENT SERVICES S.A.S.	F	100.00	F	100.00
YSL BEAUTE (S.A.S.)	F	100.00	F	100.00
ROGER & GALLET (S.A.S.)	F	100.00	F	100.00
YSL BEAUTE RECHERCHE ET INDUSTRIES (S.A.S.)	F	100.00	F	100.00
PARFUMS VAN CLEEF AND ARPELS S.A.	F	97.32	F	97.32
YVES SAINT LAURENT PARFUMS LASSIGNY (S.A.S.)	F	100.00	F	100.00
YVES SAINT LAURENT PARFUMS S.A.	F	100.00	F	100.00
PARFUMS STERN (S.A.S.)	F	100.00	F	100.00
BALENCIAGA S.A.	F	91.00	F	91.00
BOTTEGA VENETA France HOLDING S.A.S.	F	78.46	F	78.46
BOTTEGA VENETA France S.A.	F	78.46	F	78.46
ALEXANDER McQUEEN PARFUMS (S.A.S.)	F	100.00	F	100.00
CLASSIC PARFUMS (S.A.S.)	F	100.00	F	100.00
PARFUMS BALENCIAGA (E.U.R.L.)	F	100.00	F	100.00
STELLA McCARTNEY PARFUMS (S.A.S.)	F	100.00	F	100.00
STELLA McCARTNEY FRANCE S.A.S.	F	50.00	F	50.00
Germany				
GG LUXURY GOODS GmbH	F	100.00	F	100.00
YVES SAINT LAURENT GERMANY Gmbh	F	100.00	F	100.00
YSL BEAUTE Gmbh	F	100.00	F	100.00

Companies	% interest			
	2003		2002	
BOTTEGA VENETA GERMANY GMBH	F	78.46		start-up
Austria				
GUCCI AUSTRIA GmbH	F	100.00	F	100.00
YSL BEAUTE HGmbh	F	100.00	F	100.00
Belgium				
GUCCI BELGIUM S.A.	F	100.00	F	100.00
LA MERIDIANA FASHION S.A.	F	100.00	F	100.00
YSL BEAUTE S.A. N.V.	F	100.00	F	100.00
YVES SAINT LAURENT BELGIUM S.P.R.L.	F	100.00	F	100.00
Spain				
LUXURY GOODS SPAIN S.L.	F	100.00	F	100.00
LUXURY TIMEPIECES ESPAÑA S.L.	F	51.00	F	51.00
YVES SAINT LAURENT SPAIN S.A.	F	100.00	F	100.00
YSL BEAUTE S.A.	F	100.00	F	100.00
FILDEMA XXI S.L.	F	100.00	F	100.00
United Kingdom				
GUCCI LIMITED	F	100.00	F	100.00
GUCCI SERVICES LIMITED	F	100.00	F	100.00
GUCCI TIMEPIECES (UK) LTD	F	100.00	F	100.00
YVES SAINT LAURENT UK Ltd	F	100.00	F	100.00
YSL BEAUTE Ltd.	F	100.00	F	100.00
SERGIO ROSSI UK Limited	F	70.00	F	70.00
BOUCHERON UK Ltd	F	100.00	F	100.00
BOTTEGA VENETA U.K. Co. Limited	F	78.46	F	78.46
AUTUMNPAPER Limited	F	51.00	F	51.00
BIRDSWAN SOLUTIONS Ltd	F	51.00	F	51.00
PAINTGATE Limited	F	100.00	F	100.00
ALEXANDER McQUEEN TRADING Ltd	F	51.00	F	51.00
STELLA McCARTNEY Limited	F	50.00	F	50.00
JOHN FIELD Ltd	F	51.00		acquisition
Greece				
YSL BEAUTE AEBE	F	51.00	F	51.00
Ireland				
GUCCI IRELAND LIMITED	F	100.00	F	100.00
Italy				
GUCCIO GUCCI S.p.A.	F	100.00	F	100.00
CAPRI GROUP S.r.l.	F	75.00	F	75.00
GUCCI IMMOBILLARE LECCIO S.r.l.	F	64.00	F	64.00
LUXURY GOODS ITALIA S.p.A.	F	100.00	F	100.00
GUCCI LOGISTICA S.p.A.	F	100.00	F	100.00
LUXURY GOODS OUTLET S.r.l.	F	100.00	F	100.00
GUCCI VENEZIA S.p.A.	F	51.00	F	51.00
G.F. LOGISTICA S.r.l.	F	100.00	F	100.00
G.F. SERVICES S.r.l.	F	100.00	F	100.00
FENDI PROFUMI S.p.A.	F	100.00	F	100.00
FLORBATH PROFUMI DI PARMA S.p.A.	F	51.00	F	51.00

Companies	% interest			
	2003		2002	
YSL BEAUTE ITALIA S.p.A.	F	100.00	F	100.00
SERGIO ROSSI S.p.A.	F	70.00	F	70.00
ASCOT S.r.l.	F	70.00	F	70.00
B.V. ITALIA S.r.l.	F	78.46	F	78.46
BOTTEGA VENETA S.r.l. (ex B.V S.R.L.)	F	78.46	F	78.46
B.V. SERVIZI S.r.l.	F	78.46		start-up
REGAIN 1957 S.r.l.	F	70.00	F	70.00
CONCERIA BLU TONIC S.p.A.	F	51.00	F	51.00
CARAVEL PELLI PREGIATE S.r.l.	F	51.00	F	51.00
DESIGN MANAGEMENT S.r.l.	F	100.00	F	100.00
BARUFFI S.r.l.	F	67.00	F	67.00
PAOLETTI S.r.l.	F	51.00	F	51.00
TIGER FLEX S.r.l.	F	75.00	F	75.00
PIGINI S.r.l. (ex REMBRANDT S.R.L.)	F	70.00	F	100.00
GAUGUIN S.r.l.	F	100.00	F	100.00
GUCCI FINANZIARIA S.p.A.	F	100.00	F	100.00
BAMBOO S.r.l.	F	90.00	F	90.00
Luxembourg				
GUCCI LUXEMBOURG S.A.	F	100.00	F	100.00
SERGIO ROSSI INTERNATIONAL S.A.R.L.	F	70.00	F	70.00
BOUCHERON Luxembourg S.A.R.L.	F	100.00	F	100.00
B.V. INTERNATIONAL S.A.R.L.	F	78.46	F	78.46
Monaco				
GUCCI S.a.m.	F	100.00	F	100.00
S.A.M YVES SAINT LAURENT MONACO S.a.m.	F	100.00	F	100.00
Netherlands				
GUCCI INTERNATIONAL N.V.	F	100.00	F	100.00
GUCCI NETHERLANDS B.V.	F	100.00	F	100.00
GUCCI PARTICIPATION B.V.	F	100.00	F	100.00
GEMINI ARUBA N.V.	F	100.00	F	100.00
YVES SAINT LAURENT FASHION B.V.	F	100.00	F	100.00
YVES SAINT LAURENT FRANCE B.V.	F	100.00	F	100.00
YSL BEAUTE NEDERLAND B.V.	F	100.00	F	100.00
SERGIO ROSSI NETHERLANDS B.V.	F	70.00	F	70.00
BOTTEGA VENETA B.V.	F	78.46	F	78.46
Portugal				
YSL BEAUTE S.A.	F	51.00	F	51.00
Switzerland				
LUXURY GOODS INTERNATIONAL S.A.	F	100.00	F	100.00
LUXURY TIMEPIECES INTERNATIONAL S.A.	F	100.00	F	100.00
GUCCI FINANCE S.A.	F	100.00	F	100.00
LUXURY TIMEPIECES DESIGN S.A.	F	100.00	F	100.00
LUXURY TIMEPIECES MANUFACTURING S.A.	F	100.00	F	100.00
YSL BEAUTE SUISSE	F	100.00	F	100.00

Companies	% interest			
	2003		2002	
BOUCHERON INTERNATIONAL S.A.	F	100.00	F	100.00
BEDAT & Co S.A.	F	85.00	F	85.00
BEDAT GROUP HOLDING S.A.	F	85.00	F	85.00
LUXURY GOODS OPERATIONS (L.G.O.) S.A.	F	51.00	F	51.00
Canada				
LUXURY TIMEPIECES (Canada) Inc.	F	100.00	F	100.00
GUCCI SHOPS OF Canada Inc.	F	100.00	F	100.00
GUCCI BOUTIQUES, Inc.	F	100.00	F	100.00
YSL BEAUTE Canada Inc.	F	100.00	F	100.00
United States				
GUCCI AMERICA Inc.	F	100.00	F	100.00
GUCCI NORTH AMERICA HOLDINGS Inc.	F	100.00	F	100.00
YVES SAINT LAURENT AMERICA Inc.	F	100.00	F	100.00
YVES SAINT LAURENT OF SOUTH AMERICA Inc.	F	100.00	F	100.00
YVES SAINT LAURENT AMERICA HOLDING Inc.	F	100.00	F	100.00
YSL BEAUTE Inc.	F	100.00	F	100.00
YSL BEAUTE MIAMI Inc.	F	100.00	F	100.00
SERGIO ROSSI USA Inc.	F	70.00	F	70.00
BOUCHERON (USA) Ltd	F	100.00	F	100.00
LUXURY DISTRIBUTION Inc.	F	100.00	F	100.00
PARFUMS BOUCHERON Corp.	F	100.00	F	100.00
MODE ET PARFUMS Corp.	F	100.00	F	100.00
BOUCHERON JOAILLERIE (USA) Inc.	F	100.00		start-up
BALENCIAGA AMERICA Inc.	F	91.00	F	91.00
BEDAT & Co USA LLC	F	85.00	F	85.00
BOTTEGA VENETA Inc.	F	78.46	F	78.46
STELLA McCARTNEY AMERICA Inc.	F	50.00	F	50.00
Australia				
YSL BEAUTE AUSTRALIA PTY Ltd.	F	100.00	F	100.00
GUCCI AUSTRALIA PTY Limited	F	100.00	F	100.00
New Zealand				
YSL BEAUTE NZ Ltd	F	100.00	F	100.00
China				
GUCCI GROUP (Hong Kong) Limited	F	100.00	F	100.00
LUXURY TIMEPIECES (HONG KONG) LIMITED	F	100.00	F	100.00
YSL BEAUTE HONG KONG Ltd	F	100.00	F	100.00
BOTTEGA VENETA HONG KONG LIMITED	F	78.46	F	78.46
Korea				
GUCCI GROUP KOREA Ltd	F	100.00	F	100.00
SERGIO ROSSI KOREA Ltd	F	70.00	F	70.00
BOTTEGA VENETA KOREA Ltd	F	78.46	F	78.46
United Arab Emirates				
YSL BEAUTE MIDDLE EAST FZCO	F	70.00		start-up

Companies		% interest		
		2003		2002
Guam				
GUCCI GROUP GUAM Inc.	F	100.00	F	100.00
BOTTEGA VENETA GUAM	F	78.46		start-up
Japan				
GUCCI GROUP JAPAN LIMITED	F	100.00	F	100.00
GUCCI GROUP JAPAN HOLDING LIMITED	F	100.00	F	100.00
LUXURY TIMEPIECES JAPAN LIMITED	F	100.00	F	100.00
YUGEN KAISHA GUCCI	F	100.00	F	100.00
SERGIO ROSSI JAPAN LIMITED	F	70.00	F	70.00
YVES SAINT LAURENT FASHION JAPAN Ltd	F	100.00	F	100.00
YVES SAINT LAURENT PARFUMS KK	F	100.00	F	100.00
BOUCHERON JAPAN	F	100.00	F	100.00
BOTTEGA VENETA JAPAN LIMITED	F	78.46	F	78.46
Malaysia				
GUCCI (MALAYSIA) Sdn Bhd	F	65.00	F	65.00
Singapore				
GUCCI SINGAPORE Pte Limited	F	65.00	F	65.00
YSL BEAUTE SINGAPORE PTE Ltd.	F	100.00	F	100.00
BOTTEGA VENETA SINGAPORE PRIVATE LIMITED	F	78.46	F	78.46
Taiwan				
GUCCI TAIWAN LIMITED	F	100.00	F	80.40
GUCCI GROUP WATCHES TAIWAN LIMITED	F	100.00		start-up
BOUCHERON TAIWAN CO LTD	F	100.00	F	100.00
Thailand				
GUCCI THAILAND CO LTD	F	100.00	F	100.00
CONFORAMA				
CONFORAMA	F	99.95	F	99.95
France				
CONFORAMA France	F	100.00	F	100.00
CONFO ON LINE	F	100.00	F	100.00
COGEDEM	F	100.00	F	100.00
CONFORAMA MANAGEMENT	F	100.00	F	100.00
IHTM FRANCE	F	100.00		start-up
RABINEAU	F	51.00	F	51.00
SODICE EXPANSION	E	31.98	E	31.98
Croatia				
FLIBA D.O.O.	F	100.00	F	100.00
Spain				
BRICO HOGAR	F	100.00	F	100.00
CONFORAMA ESPANA	F	100.00	F	100.00
KLASTEK INVEST	F	100.00	F	100.00
Hong Kong				
CONFORAMA TRADING LIMITED	F	100.00	F	100.00

Companies		% interest		
		2003		2002
Italy				
CONFO INVESTIMENTI SPA	F	100.00	F	100.00
CONFORAMA ITALIA	F	100.00	F	100.00
CREDIRAMA	E	49.00		acquisition
EMMEZETA PADOVA SRL	F	100.00		start-up
GI EFFE EFFE SPA	F	100.00	F	100.00
IHTM ITALIE	F	100.00		start-up
SACA SRL	F	100.00	F	100.00
FLIE S.A.	F	100.00	F	100.00
Luxembourg				
CONFORAMA LUXEMBOURG	F	100.00	F	100.00
Poland				
IHTM POLOGNE	F	100.00		start-up
CONFORAMA POLSKA	F	100.00	F	100.00
Portugal				
HIPERMOVEL	F	100.00	F	100.00
Switzerland				
CONFORAMA SUISSE	F	100.00	F	100.00
IHTM	F	100.00	F	100.00
Singapore				
CONFORAMA ASIA	F	100.00	F	100.00
FNAC				
FNAC S.A.	F	100.00	F	100.00
France				
ATTITUDE	F	100.00	F	100.00
BILLETEL	F	100.00	F	100.00
BILLETTERIE DISTRIBUTION	F	54.99	F	54.99
BILLETTERIE HOLDING	F	100.00	F	100.00
EVEIL ET JEUX	F	100.00	F	100.00
FNAC CHAMPS ELYSEES	F	100.00	F	100.00
FNAC CONCEPT	F	100.00	F	100.00
FNAC DIRECT	F	100.00	F	100.00
FNAC DISTRIBUTION S.A.	F	100.00	F	100.00
FNAC JUNIOR S.A.	F	100.00	F	100.00
FNAC LOGISTIQUE SAS	F	100.00	F	100.00
FNAC MEDIA	F	100.00	F	100.00
FNAC PARIS S.A.	F	100.00	F	100.00
FNAC SERVICE SARL	F	100.00	F	100.00
FNAC TOURISME SARL	F	100.00	F	100.00
FNAC VIDEO ENTREPRISE SNC	F	100.00	F	100.00
MSS	F	100.00	F	100.00
SNC CODIREP	F	100.00	F	100.00
SAS RELAIS FNAC	F	100.00	F	100.00
SFL (ALIZE)	F	100.00	F	100.00
SURCOUF	F	100.00	F	100.00
TICKSON	F	100.00	F	100.00
Belgium				
FNAC BELGIUM	F	100.00	F	100.00

Companies		% interest		
		2003		2002
Brazil				
FNAC BRESIL	F	100.00	F	100.00
Spain				
FNAC ESPANA S.A.	F	100.00	F	100.00
Italy				
CULTURA E COMUNICAZIONE SPA	F	100.00	F	81.00
Monaco				
SAM FNAC MONACO	F	100.00	F	100.00
Portugal				
FNAC PORTUGAL	F	100.00	F	100.00
Switzerland				
FNAC SUISSE	F	100.00	F	100.00
PRINTEMPS				
FRANCE PRINTEMPS	F	99.96	F	99.96
France				
FERALIS	F	100.00	F	100.00
MADE IN SPORT	F	100.00	F	100.00
MADELIOS	F	100.00	F	80.00
MAGASINS REUNIS DE L'EST	F	94.85	F	93.53
PRINTEMPS DESIGN	F	100.00		start-up
PRINTEMPS VOYAGE (*ex* SVAN)	F	100.00	F	100.00
PRINTEMPS.COM	F	100.00	F	100.00
PROFIDA	F	100.00	F	100.00
S.A. DE LOGISTIQUE PRINTEMPS	F	100.00	F	100.00
S.A. MAGASINS REUNIS	F	95.34	F	93.99
SAPAC PRINTEMPS	F	100.00	F	100.00
USSELOISE	F	100.00	F	100.00
REDCATS				
REDCATS	F	100.00	F	100.00
France				
CYRILLUS S.A.	F	100.00	F	100.00
DIAM S.A.	F	100.00	F	100.00
HAVRAFI	F	100.00	F	100.00
INGINEERING GIE	F	100.00	F	100.00
LA MAISON DE VALERIE	F	100.00	F	100.00
LA REDOUTE	F	100.00	F	100.00
LES AUBAINES VPC	F	100.00	F	100.00
LES AUBAINES MAGASINS	F	100.00	F	100.00
LES DEFIS	F	100.00	F	100.00
MOVITEX	F	100.00	F	100.00
REDCATS INTERNATIONAL	F	100.00	F	100.00
REDCATS MANAGEMENT SERVICES	F	100.00	F	100.00
REDINVEST	F	100.00	F	100.00
SADAS	F	100.00	F	100.00
SNC LES TROUVAILLES	F	100.00	F	100.00
SOGEP	F	100.00	F	100.00
SOMEWHERE	F	100.00	F	100.00
STE NVELLE D'EXPANSION REDOUTE (SNER)	F	100.00	F	100.00
THOMAS INDUSTRIES	F	100.00	F	100.00

Companies		% interest		
		2003		2002
Germany				
CYRILLUS DEUTSCHLAND GmbH	F	100.00	F	100.00
FNAC DEUTSCHLAND GmbH	F	100.00	F	100.00
MOVITEX ALLEMAGNE	F	100.00	F	100.00
Austria				
REDOUTE AUTRICHE	F	100.00	F	100.00
REDCATS BETEILIGUNG GMBH	F	100.00	F	100.00
Belgium				
CYRILLUS BENELUX	F	100.00	F	100.00
MOVITEX BELGIQUE	F	100.00	F	100.00
REDOUTE CATALOGUE BENELUX	F	100.00	F	100.00
Denmark				
ELLOS AS DK	F	100.00	F	100.00
Spain				
REDOUTE CATALOGO S.A.	F	100.00	F	100.00
Estonia				
ELLOS ESTONIE OY	F	100.00	F	100.00
Finland				
ELLOS POSTIMYYNTI OY	F	100.00	F	100.00
ELLOS HOME ENTERTAINEMENT	F	100.00		start-up
United Kingdom				
CYRILLUS UK	F	100.00	F	100.00
EMPIRE STORES GROUP PLC	F	100.00	F	100.00
MOVITEX UK	F	100.00	F	100.00
REDOUTE UK	F	100.00	F	100.00
VERTBAUDET UK	F	100.00	F	100.00
Hong Kong				
REDCATS ASIA	F	100.00	F	100.00
Norway				
ELLOS AS	F	100.00	F	100.00
ELLOS HOLDING AS	F	100.00	F	100.00
Portugal				
REDOUTE PORTUGAL	F	100.00	F	100.00
VERTBAUDET PORTUGAL	F	100.00	F	100.00
Sweden				
ELLOS AB	F	100.00	F	100.00
ELLOS GRUPPEN AB	F	100.00	F	100.00
REDCATS NORDIC AB	F	100.00	F	100.00
REDOUTE SCANDINAVIE	F	100.00	F	100.00
TRUCKEN DISTRIBUTION EE AB (*ex* ENJOY ENTERTAINMENT CLUB ELLOS)		merger	F	100.00
TRUCKEN DISTRIBUTION JP AB	F	100.00	F	100.00
Switzerland				
CYRILLUS SUISSE S.A.	F	99.75	F	99.75
REDOUTE CH. S.A.	F	100.00	F	100.00

Companies		% interest 2003		2002
United States				
BRYLANE INC.	F	100.00	F	100.00
REDCATS USA LLC	F	100.00	F	100.00
Japan				
CYRILLUS JAPON	F	100.00	F	100.00
ORCANTA				
ORCANTA	F	100.00	F	100.00
CFAO				
CFAO	F	99.93	F	99.93
France				
CONTINENTAL PHARMACEUTIQUE	F	72.72	F	72.64
COTAFI	F	100.00	F	100.00
CYCLEX	F	100.00	F	100.00
DEPHI	F	99.62	F	99.65
DOMAFI	F	100.00	F	100.00
EPDIS	F	99.67	F	99.64
EURAPHARMA	F	99.68	F	99.65
GEREFI	F	100.00	F	100.00
HOLDEFI	E	35.00	E	35.00
HOLDINTER	F	100.00	F	100.00
SECA	F	99.68	F	100.00
SEI	F	100.00	F	100.00
SEP	E	49.00	E	49.00
SEROM	F	99.90	F	99.90
SFCE	F	100.00	F	100.00
SOGECO	F	100.00	F	100.00
French overseas departments and territories				
SPA (French Antilles)	F	46.10	F	45.70
NCCIE (French Guiana)	F	100.00	F	100.00
SPG (French Guiana)	F	52.58	F	52.41
Société METO S.A. (New Caledonia)	F	50.00	F	50.00
O.C.D.P. (New Caledonia)	E	33.11	E	33.10
TAHITI PHARM (French Polynesia)	F	96.24	F	96.21
CMM (Reunion)	F	97.98	F	97.70
CMM UD (Reunion)	E	45.00	E	45.00
LOCAUTO (New Caledonia)	F	99.98	F	99.98
MENARD ENTREPRISES (New Caledonia)		*merger*	F	99.93
MENARD FRERES (New Caledonia)	F	99.98	F	99.98
SEIGNEURIE OCEAN INDIEN (Reunion)	E	49.00	E	49.00
SOREDIP (Reunion)	F	67.79	F	67.77
ELECTRONICA (Reunion)		merger	F	99.98
Algeria				
DIAMAL	F	60.00	F	60.00
ALBM	F	75.00	F	75.00

Companies		% interest 2003		2002
Benin				
PROMOPHARMA	F	50.27	F	50.80
SOBEPAT	F	88.56	F	88.56
Burkina Faso				
CICA BURKINA	F	73.09	F	73.09
LABOREX BURKINA	F	86.16	F	86.13
SIFA	F	58.71	F	58.71
LIPTINFOR	F	99.99	F	100.00
Cameroon				
CAMI	F	66.96	F	63.74
CEP	E	24.19	E	24.19
COMETAL	E	50.00	E	50.00
ICRAFON	F	52.23	F	52.23
LABOREX CAMEROUN	F	56.14	F	56.32
SOCADA	F	100.00	F	100.00
SOCCA	E	26.82	E	25.97
SUPERDOLL	E	45.00	E	45.00
SOPHITEK	F	84.85	F	100.00
Central African Republic				
CFAO CENTRAFRIQUE	F	100.00	F	100.00
Congo				
CFAO CONGO	F	100.00	F	100.00
LABOREX CONGO	F	69.41	F	68.25
LES BRASSERIES DU CONGO	F	50.00	F	50.00
Ivory Coast				
CFAO COTE D' IVOIRE	F	96.22	F	96.20
CIDP	F	100.00	F	100.00
COMPAGNIE PHARMACEUTIQUE ET MEDICALE	F	57.02	F	56.48
MAC	F	89.78	F	89.77
MIPA	F	99.98	F	99.98
SAFCA	E	23.85	E	23.85
SARI	F	89.77	F	89.77
SILF	F	100.00	F	100.00
SEP LE PARIS	F	100.00	F	60.00
TECHNOLOGIE COTE D'IVOIRE LTD	F	96.21		start-up
Egypt				
SICEP	E	30.77	E	30.77
IBN SINA LABOREX	F	50.81	F	50.75
Gabon				
AGLF	F	82.86	F	70.00
CFAO GABON	F	96.87	F	96.87
PHARMAGABON	F	54.34	F	54.89
SOGABAIL	E	40.26	E	40.26
SOGACA	E	50.86	E	50.85
TECHNOLOGIE GABON LTD	F	99.99		start-up
Gambia				
CFAO GAMBIA	F	78.95	F	78.95

Companies		% interest 2003		2002
Ghana				
CFAO GHANA	F	88.21	F	89.19
PENS & PLASTICS	F	100.00	F	100.00
Guinea-Bissau				
LABOREX GUINEE	F	81.85	F	81.83
Equatorial Guinea				
SEGAMI	F	100.00	F	100.00
Kenya				
DT DOBIE KENYA	F	100.00	F	100.00
EPDIS KENYA Limited	F	99.68	F	99.65
EXONIA	F	93.12	F	93.12
HOWSE AND MCGEORGE LABOREX	F	50.84	F	50.82
TRIDECON	F	100.00	F	100.00
Malawi				
MALAWI MOTORS LIMITED		merger	F	99.99
CFAO MALAWI LIMITED	F	99.99	F	99.99
Mali				
DIAMA	F	90.00	F	90.00
IMACY	F	100.00	F	100.00
LABOREX MALI	F	54.43	F	54.41
COPREXIM INTERNATIONALE	F	100.00	F	100.00
Morocco				
DIMAC	F	66.52	F	66.52
INTER MOTORS	F	99.99	F	55.00
FANTASIA	F	77.65	F	77.65
SUD PARTICIPATIONS	F	77.65	F	77.65
COMAMUSSY	F	77.61	F	77.63
ISUZU MAROC	F	100.00		acquisition
MUSSY BOIS	F	77.60	F	77.63
MANORBOIS	F	77.65	F	77.63
Niger				
CFAO NIGER	F	99.85	F	99.85
Nigeria				
GROUPE CFAO NIGERIA	F	64.71	F	62.73
GALVANIZING INDUSTRY LIMITED		sale	E	24.00
Democratic Republic of Congo				
AFRIMA	F	100.00	F	100.00
AFRIMTRANSIT	F	99.00	F	99.00
AUTO ONE	F	100.00		acquisition
Senegal				
CFAO SENEGAL	F	84.47	F	84.47
LABOREX SENEGAL	F	58.08	F	58.16
ASLF	F	100.00	F	100.00
POINT MICRO	F	100.00	F	100.00
PM II	F	100.00	F	100.00
Tanzania				
DT DOBIE TANZANIA	F	100.00	F	100.00

Companies		% interest 2003		2002
Chad				
LABOREX TCHAD	F	76.23	F	76.91
SOCOA TCHAD	F	85.41	F	78.43
TCHAMI	F	69.25	F	69.25
Togo				
CFAO CICA TOGO	F	69.72	F	69.72
STOCA	E	37.46	E	37.46
Uganda				
HOWSE AND Mc GEORGE UGANDA	F	50.12	F	50.11
Zambia				
CFAO ZAMBIA	F	100.00	F	100.00
Mauritius				
CFAO MAURITUS INVESTMENT	F	100.00	F	100.00
CFAO MAURITUS LTD	F	100.00	F	100.00
CAPSTONE	F	100.00	F	100.00
IMC	F	100.00	F	51.00
Madagascar				
SICAM	E	27.39	E	27.39
SIGM	E	49.00	E	49.00
SIRH	E	48.98	E	49.00
SME		sale	E	49.00
SOCIMEX	E	48.79	E	48.79
SOMADA	E	27.44	E	27.44
SOMAPHAR	F	86.52	F	86.28
AUSTRAL AUTO	E	48.79	E	48.79
NAUTIC ILES	E	24.88	E	24.88
United Kingdom				
EURAFRIC TRADING	F	100.00	F	100.00
MASSILIA HOLDING	F	100.00	F	100.00
OTHER				
France				
KADEOS	F	99.99		start-up
United States				
MOBILE PLANET	F	100.00	F	100.00
HOLDING COMPANIES AND OTHER				
France				
BUYCO	F	100.00		start-up
CAUMARTIN PARTICIPATIONS	F	100.00	F	100.00
CONSEIL ET ASSISTANCE	F	100.00	F	100.00
DISCODIS	F	100.00	F	100.00
FINANCIERE MAROTHI	F	100.00	F	100.00
LOCUTION	F	100.00	F	100.00
MANAGECO	F	100.00		start-up
PPR FINANCE	F	100.00	F	100.00
SAPRODIS	F	100.00	F	100.00
SAPARDIS	F	100.00	F	100.00
THALLIUM		merger	F	100.00
PPR INTERACTIVE	F	100.00	F	100.00
PPR PURCHASING	F	100.00		start-up

Companies	% interest			
	2003		2002	
Luxembourg				
PPR INTERNATIONAL	F	100.00	F	100.00
Netherlands				
SCHOLEFIELD GOODMAN BV	F	100.00	F	100.00
Switzerland				
PPR MARKETING SERVICES	F	100.00	F	100.00
FINANCE				
FINAREF	E	24.50	E	39.00
France				
ARGENCE INVESTISSEMENT (SAS) *	F	100.00	F	100.00
ARGENCE MANAGEMENT GEIE *	F	100.00	F	100.00
ARGENCE DEVELOPPEMENT GEIE *	F	100.00	F	100.00
ARGENCE GESTION ASSURANCE GEIE *	F	100.00	F	100.00
BANQUE FINAREF *	F	100.00	E	51.00
FINAREF ASSURANCES *	F	100.00	F	100.00
FINAREF RISQUES DIVERS *	F	100.00	F	100.00
FINAREF VIE *	F	100.00	F	100.00
GECCA	F	100.00	F	100.00
MARBEUF IMMOBILIER S.A. *	deconsolidation		F	99.24
MARBEUF PAINTING S.A. *	deconsolidation		F	99.14
SFGM	F	100.00	F	100.00
Belgium				
FINAREF BENELUX *	F	100.00	F	99.94
Finland				
ELLOS TILI OY	F	100.00	F	100.00
ELLOS FINANS OY **	E	24.50	E	39.00
ELLOS FINANS HOLDING OY	F	100.00	F	100.00
United Kingdom				
REDCATS FINANCE UK	F	100.00	F	100.00
Ireland				
SPACE HOLDING *	F	100.00	F	100.00
FINAREF INSURANCE *	F	100.00	F	100.00
FINAREF LIFE *	F	100.00	F	100.00
SPACE REA *	F	100.00	F	100.00
Luxembourg				
PRINTEMPS REASSURANCE	F	100.00	F	100.00
SPACE LUX *	F	100.00	F	100.00
Norway				
ELLOS FINANS A/S **	E	24.50	E	39.00
ELLOS KONTO A/S	F	100.00	F	100.00
Netherlands				
BARBICAM BV	F	100.00	F	100.00
Sweden				
FINAREF KONTO AB	F	100.00	F	100.00
FINAREF NORDIC HOLDING AB	F	100.00	F	100.00
FINAREF SVERIGE AB **	E	24.50	E	39.00
FINAREF INVEST AB	F	100.00	F	100.00

Companies	% interest			
	2003		2002	
FINAREF SECURITIES AB **	E	24.50	E	39.00
FINAREF GROUP AB **	E	24.50	E	39.00
REXEL				
REXEL	F	73.75	F	72.85
France				
ASFORDIS ASSOCIATION	F	100.00	F	100.00
BRETAGNE ENTRAINEMENT	F	100.00	F	100.00
CDME SUD		merger	F	100.00
CFP	F	100.00	F	100.00
CONNECTIS	F	100.00	F	100.00
DISMO France	F	100.00	F	100.00
DXI	F	100.00	F	100.00
GARDINER France		sale	F	100.00
REXEL France	F	100.00	F	100.00
JLD		sale	F	100.00
REXEL DEVELOPPEMENT	F	100.00	F	100.00
SOCIETE DE LOGISTIQUE APPLIQUEE	F	100.00	F	100.00
SOCIETE IMMOBILIERE D'INVESTISSEMENTS	F	100.00	F	100.00
SRP Ile-de-France / Centre	F	100.00	F	100.00
SRP NORD-EST	F	100.00	F	100.00
SRP OUEST	F	100.00	F	100.00
SRP SUD-EST	F	100.00	F	100.00
SRP SUD-OUEST	F	100.00	F	100.00
STENTORIUS		sale	F	100.00
CDME WORLD TRADE	F	100.00	F	100.00
REXEL FINANCEMENT	F	100.00	F	100.00
REXEL MANAGEMENT France	F	100.00	F	100.00
REXEL SERVICES	F	100.00	F	100.00
REXCOURTA	F	100.00	F	100.00
SOTEL	F	100.00	F	100.00
Germany				
REXEL GmbH	F	100.00	F	100.00
REXEL DEUTSCHLAND	F	100.00	F	100.00
COSY ELECTRONICS	F	100.00	F	100.00
Australia				
ARW	F	100.00	F	100.00
REXEL AUSTRALIE	F	100.00	F	100.00
REXEL PACIFIC	F	100.00	F	100.00
REXEL PAGE	F	100.00	F	100.00
Austria				
ERMANN	F	100.00	acquisition	
HIGH SPEED CABLING	F	100.00	acquisition	
REXEL AUSTRIA & CENTRAL EUROPE	F	100.00	F	100.00

* Companies within the Finaref Group structure fully consolidated in the Finaref sub-Group, and consolidated by the equity method at 24.5% within Pinault-Printemps-Redoute following the sale of Finaref, representing Finaref's stake in these companies.
** Finaref Nordic companies consolidated by the equity method following these sale in 2002.

Companies		% interest 2003		2002
REGRO	F	100.00	F	100.00
SCHÄCKE	F	100.00	F	100.00
SCHRACK ENERGIETECHNIK GMBH	F	100.00	F	100.00
Belgium				
GARDINER SECURITY NV		sale	F	100.00
GVPS		sale	F	100.00
REXEL BELGIUM	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Brazil				
REXEL DISTRIBUICAO	F	100.00	F	100.00
REXEL AMERIQUE LATINE	F	100.00	F	100.00
Canada				
REXEL CANADA ELECTRICAL INC	F	100.00	F	100.00
REXEL NORTH AMERICA INC	F	100.00	F	100.00
Chile				
COMELCO		merger	F	100.00
ELECTRA	F	100.00	F	100.00
FLORES Y KERSTING	F	100.00	F	100.00
REXEL CHILE	F	100.00	F	100.00
China				
REXEL HAILONGXING	F	65.00	F	65.00
COMREX INTERNATIONAL TRADING SHANGAI	F	100.00	F	100.00
COMREX HONG KONG	F	100.00	F	100.00
Cyprus				
CDME MIDDLE EAST	F	100.00	F	100.00
Croatia				
SCHRACK	F	100.00	F	100.00
Denmark				
ALARM SYSTEMS		sale	F	100.00
Spain				
REXEL MANAGEMENT ESPANA		merger	F	100.00
UTISAN	F	100.00	F	100.00
United Kingdom				
CDME UK Ltd	F	100.00	F	100.00
DENMANS ELECTRICAL WHOLESALERS	F	100.00	F	100.00
DEREK LANE	F	100.00	F	100.00
GARDINER GROUP PLC		sale	F	100.00
GARDINER SECURITY Ltd		sale	F	100.00
JOHN GODDEN	F	100.00	F	100.00
MULTI VIDEO DISTRIBUTORS	F	100.00	F	100.00
REXEL SENATE	F	100.00	F	100.00
SUNBRIDGE	F	100.00	F	100.00
Hungary				
MILE	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00

Companies		% interest 2003		2002
Italy				
REXEL ITALIA	F	100.00	F	100.00
CONFORDIS	F	100.00	F	100.00
ELFIN	F	100.00	F	100.00
REXCOURTA SpA	F	100.00	F	100.00
Ireland				
GARDINER SECURITY IE		sale	F	100.00
Luxembourg				
HTF	F	100.00	F	100.00
MEXEL	F	99.80	F	99.80
Norway				
ALARM PARTS NORGE		sale	F	100.00
New Zealand				
REDEAL Ltd	F	100.00	F	100.00
Netherlands				
REXEL NEDERLAND BV	F	100.00	F	100.00
GARDINER SECURITY BV		sale	F	100.00
CDME BV	F	100.00	F	100.00
Poland				
SCHRACK	F	100.00	F	100.00
Portugal				
REXEL DISTRIBUIÇAO DE MATERIAL ELECTRICO	F	100.00	F	100.00
SEIVIL		merger	F	100.00
SISTENG		merger	F	100.00
SOMIL SEGURANCA		liquidation	F	100.00
TLD	F	100.00	F	100.00
JEMILUX		liquidation	F	100.00
Czech Republic				
REXEL CZ	F	100.00	F	100.00
HAGARD CZK		merger	F	100.00
T.H.U. BUDWEISS		merger	F	100.00
SCHRACK	F	100.00	F	100.00
Romania				
SCHRACK	F	100.00	F	100.00
Russia				
EST-ELEC	F	100.00	F	100.00
Slovakia				
HAGARD HAL	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Slovenia				
ELECTRONABAVA	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Sweden				
SELGA	F	100.00	F	100.00
Switzerland				
FINELEC S.A.	F	100.00	F	100.00
FINELEC DEVELOPPEMENT S.A.	F	100.00	F	100.00

Companies	% interest			
	2003			2002
United States				
SOUTHERN ELECTRIC SUPPLY COMPANY INC	F	100.00	F	100.00
CES BAHAMAS LIMITED	F	100.00	F	100.00
SUMMERS GROUP INC	F	100.00	F	100.00
REXEL NORCAL VALLEY INC	F	100.00	F	100.00
MAVERICK ELECTRIC SUPPLY INC	F	100.00	F	100.00
REXEL INC	F	100.00	F	100.00
EUREKA HOLDINGS INC	F	100.00	F	100.00
SPT HOLDINGS INC	F	100.00	F	100.00
BRANCH GROUP INC	F	100.00	F	100.00
PINAULT BOIS ET MATERIAUX				
PINAULT BOIS ET MATERIAUX S.A.		sale	F	100.00
France				
PBM EST (ex A. MOREAU S.A.)		sale	F	100.00
AGENCE MARITIME DE BRETAFNE		sale	F	100.00
ARCHENAULT S.A.		sale	F	100.00
BARNIQUEL		sale	F	100.00
BOIS DE LA MANCHE		sale	F	100.00
CERLAND		sale	F	100.00
PANOFRANCE NORD (Ex DUPREZ S.A.)		sale	F	100.00
ETS GUIMIER		sale	F	100.00
PBM NORMANDIE (ex FINORDIS)		sale	F	100.00
FLAMAND		sale	F	100.00
FOMIPA		sale	F	100.00
FOUSSIER		sale	F	100.00
LEHOUCQ		sale	F	100.00
PBM ATLANTIQUE (ex MAILLAUD)		sale	F	100.00
MALET ET MATERIAUX		sale	F	100.00
MATERIAUX SERVICES BIARRITZ		sale	F	100.00
MOTHES		sale	F	93.00
MIDAS		sale	F	100.00
MULLET		sale	F	100.00
MULTIMESSAGES COMMUNICATION		sale	F	100.00
PANOFRANCE MEDITERRANEE		sale	F	100.00
PBM CONSEIL		sale	F	100.00
PBM DEVELOPPEMENT		sale	F	100.00
PBM AQUITAINE		sale	F	100.00
PINAULT AQUITAINE IMPORT		sale	F	100.00
PINAULT BRETAGNE		sale	F	100.00
PBM CENTRE OUEST		sale	F	100.00
PBM MEDITERRANEE		sale	F	100.00
PBM ILE DE France NORD		sale	F	100.00
PINAULT NORMANDIE IMPORT		sale	F	100.00
PBM OUEST		sale	F	100.00
ROASIO		sale	F	100.00
ROASIO HOLDING		sale	F	100.00
RECAPPE		sale	F	100.00
S.A. BRICOLAGE DU MOULIN NEUF		sale	F	100.00
S.A. FARNIER		sale	F	100.00

Companies	% interest		
	2003		2002
S.A. GILBERT FRANCOIS	sale	F	100.00
SCI DE L'HOUMAILLE	sale	F	52.63
SINBPLA	sale	F	100.00
TRICHET	sale	F	100.00
TRICHET HOLDING	sale	F	100.00
TERMINAL FRIGORIFIQUE ST MALO TFSM	sale	F	100.00
GUILBERT			
GUILBERT S.A.	sale	F	100.00
France			
EUROPA	sale	F	100.00
GUILBERT France	sale	F	100.00
CARBONES BEL	sale		acquisition
GUILBERT GROUPE SERVICE	sale	F	100.00
Germany			
GUILBERT BETEILIGUNG SHOLDING (ex GUILBERT DEUTSCHLAND)	sale	F	100.00
HUTTER SCHREIBEN SCHENKEN	sale	F	100.00
GUILBERT DEUTSCHLAND (ex SCHACHT & WESTERICH)	sale	F	100.00
SCHACHT & WESTERICH PAPIERHAUS	sale	F	100.00
Belgium			
GUILBERT BELGIUM	sale	F	100.00
Spain			
GUILBERT ESPANA	sale	F	100.00
United Kingdom			
GUILBERT UK HOLDING	sale	F	100.00
GUILBERT UK LIMITED	sale	F	100.00
RELIABLE UK	sale	F	100.00
BCOP UK	sale	F	100.00
GUILBERT OFREX	sale	F	100.00
Ireland			
GUILBERT IRELAND LTD	sale	F	100.00
Italy			
VPC SYSTEM	sale	F	100.00
GUILBERT ITALIA	sale	F	100.00
Saint-Marin			
TINANEDI	sale	F	100.00
Luxembourg			
GUILBERT Luxembourg	sale	F	100.00
Netherlands			
GUILBERT INTERNATIONAL BV	sale	F	100.00
GUILBERT NETHERLAND BV (ex CORPORATE EXPRESS NEDERLAND)	sale	F	100.00
GUILBERT TRADEMARK BV (ex CORPORATE EXPRESS BEWERWIJK)	sale	F	100.00
Portugal			
SETE-Artigos de Papelaria e Escritor	sale	F	100.00

In accordance with our appointment as statutory auditors by your Annual General Meeting, we hereby report to you for the year ended December 31, 2003 on:

- the audit of the accompanying financial statements of Pinault-Printemps-Redoute S.A.,
- the specific procedures and disclosures required by law.

These financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements, based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at December 31, 2003, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

*

* *

Justification of our assessments

Pursuant to Article L.225-235 of the Code de Commerce (French Commercial Code) governing the justification of our assessments, and which applies for the first time this year, we hereby report on the following:

Note 2.1 of the notes to the financial statements presents the accounting methods used to value investments. We have verified the validity of these accounting methods and the consistency of the fair value of participating interests used in particular for preparing the consolidated financial statements.

Your company has also described its commitment to purchase Gucci Group shares in Note 2.1 of the notes to the financial statements. As part of our review of the financial statements, we reviewed the relevance of the information disclosed in the note describing this commitment.

These assessments were performed as part of our audit approach to the financial statements taken as a whole and therefore contribute to the expression of the unqualified opinion given in the first part of this report.

Specific procedures and disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Management Board contains the appropriate disclosures as to the acquisition of participating and controlling interests and to the percentage interests and votes held by shareholders.

Paris, March 10, 2004
The Statutory Auditors

KPMG Audit
Department of KPMG SA

Gérard Rivière

Deloitte Touche Tohmatsu

Amadou Raimi Pascale Chastaing-Doblin

This is a free translation into English of the statutory auditors' reports issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditors' assessment of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a wholeand not to provide separate assurance on individual account caption or on information taken outside of the financial statements. Such report, together with the statutory auditors report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

In accordance with our appointment as auditors of your Company, we hereby report on the agreements involving members of the Management and Supervisory Boards.

The terms of our engagement do not require us to identify such agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 92 of the decree of 23 March 1967, to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

Agreements authorized during the current year

We hereby inform you that no agreement entered into during the year to which Article L.225-86 of the Code de Commerce (French Commercial Code) would be applicable has been brought to our attention.

Agreements approved during previous years and continued during the current year

In addition, pursuant to the decree of March 23, 1967, we have been advised that the following agreements entered into and approved in previous years have had continuing effect during the year.

1. Supplementary retirement plan for the Group's senior executives

During its meeting on February 28, 2001, the Supervisory Board authorized certain members of the Management Board as well as, insofar as necessary, all eligible executive managers to benefit from the supplementary retirement plan, in connection with the human resources management policy for the Group's senior executives.

The terms and conditions of this plan must provide the option of collecting a partially revertible and adjustable life annuity, the amount of which would be calculated at the rate of one tenth per year of seniority in the Group and up to 15% of the annual base salary. This annual base salary would be determined based on the last 36 months of activity and provided there is retirement from the Group at age 60, at a minimum, together with the opening up of rights to payment of the basic social security pension or its equivalent.

At December 31, 2003, the cumulative payments into the fund made by the Company under this agreement totaled €9,417,570 in order to cover commitments made to all Management Board members and executive managers concerned. No payment was made in financial year 2003.

2. Agreement between Pinault-Printemps-Redoute and Gucci Group N.V.

At its meeting of September 5, 2001, and pursuant to the Amended and Restated Strategic Investment Agreement, (RSIA), the Supervisory Board authorized the Management Board to sign an agreement with Gucci Group N.V. by which Pinault-Printemps-Redoute grants Gucci Group N.V. stockholders the option to sell their shares for US$101.50 per share, exercisable as from March 2004.

Pursuant to Article 2.6 of the RSIA, and following the share capital repayment of €13.50 per share on October 2, 2003, the independent directors of Gucci Group N.V. adjusted the put option exercise price granted by Pinault-Printemps-Redoute to Gucci Group N.V. stockholders by $15.98 to $85.52 per share.

3. Payment of services provided by Artémis

Under the terms of an agreement between the two companies dated September 27, 1993, Artémis provides Pinault-Printemps-Redoute with research and consulting services covering:

- Strategy and development of the Pinault-Printemps-Redoute group and support in complex legal, tax, financial or real estate transactions.
- Business development opportunities in France and abroad or cost-cutting initiatives.

The Pinault-Printemps-Redoute Supervisory Board authorized the payment of these services at zero point zero three seven percent (0.037%) of consolidated gross sales net of tax, at its meeting on March 10, 1999.

€6,091,569 was paid in connection with these services in 2003, taking into account a €2,821,927 reduction granted by Artémis.

4. Agreement between Pinault-Printemps-Redoute, Redcats and Crédit Agricole regarding the sale of Finaref

At its meetings on October 29 and December 18, 2002, the Supervisory Board authorized the Management Board to sign an agreement between Pinault-Printemps-Redoute, Redcats and Crédit Agricole for the sale of all of Finaref's businesses, excluding Facet, for a total price of €2,525,000,000. The agreement signed on December 20, 2002 provides for:

- the sale of a 61% stake in Finaref;
- prior to this agreement, Redcats and Pinault-Printemps-Redoute sold Finaref shares to France Printemps, La Redoute and Fnac for the same price per share. These three companies have retained a 10% stake in Finaref's share capital.
- The sale of a 29% stake in Finaref in January 2004. In respect of this second sale, call options were granted to Crédit Agricole for the purchase of 29% of the share capitals of both Finaref and Finaref Nordic, following the granting of put options by Crédit Agricole at identical economic conditions to Pinault-Printemps-Redoute.

In 2003, the parties wished to modify the exercise periods of these options. Pursuant to the agreement entered into on December 1, 2003, 14.5% of the share capital of both companies was sold to Crédit Agricole for €371,597,727 with the balance subject to crossed options, as above, to be exercised on March 29, 2004. The conditions for the calculation of the definitive price of these transfers remain unchanged.

5. Research and advisory agreement with Rothschild et Compagnie Banque and Lazard Frères

At its meeting on October 21, 2002, the Supervisory Board authorized the Management Board to appoint Rothschild et Compagnie Banque and Lazard Frères for advisory services involving the sale of the consumer credit activities of the Credit and Financial Services division. The total budget allocated to these services stands at €12,400,000, excluding tax, of which €4,100,000, excluding tax, was invoiced in 2002. The balance provided for in the financial statements for the year ended December 31, 2002 was invoiced during the year ended December 31, 2003.

6. Rothschild et Compagnie and Lazard Frères appointed for study and advisory services regarding the Group's strategic planning.

At its meeting on December 18, 2002, the Supervisory Board authorized the Management Board to appoint Rothschild et Compagnie Banque and Lazard Frères for advisory services regarding the Group's strategic planning. The budget allocated for these services totaled €1,600,000, excluding tax.

€1,600,000, excluding tax, was invoiced in respect of this agreement in 2003.

We conducted our review in accordance with the professional standards applicable in France. These standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Paris, March 10, 2004
The Statutory Auditors

KPMG Audit
Department of KPMG S.A.
Gérard Rivière

Deloitte Touche Tohmatsu

Amadou Raimi   Pascale Chastaing-Doblin

This is a free translation into English of the statutory auditors' reports issued in the French language and is provided solely for the convenience of English speaking readers. In addition, it should be understood that the agreements reported on are only those provided by the Code de Commerce (French Commercial Code) and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

Ladies and Gentlemen,

In accordance with our appointment as statutory auditors of your company and in accordance with the Code de Commerce (French Commercial Code), we hereby present you with our report on the various transactions submitted for your approval.

1 – Issues of marketable securities conferring immediate or future entitlement to shares in the company with preferential subscription rights (14th Resolution)

In accordance with Articles L.225-135 and L.228-92 of the Code de Commerce (French Commercial Code), we present you with our report on the proposed issues of marketable securities.

Your Management Board seeks the authority, with the right to delegate these powers to the Chairman, to determine the terms and conditions of these transactions for a maximum amount of €6 billion or its equivalent, it being specified that the maximum nominal amount of increases in share capital which may be carried out immediately or in the future may not exceed €200 million.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we plan and perform our review in order verify the terms and conditions for determining the share issue price.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions under which the issue will be performed and, as such, on the proposed cancellation of preferential subscription rights, the logic behind which is, nonetheless, consistent with that of the transaction presented for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a supplementary report when the issue is performed by the Management Board.

2 – Issues of marketable securities conferring immediate or future entitlement to shares in the company, without preferential subscription rights (15th Resolution)

In accordance with Articles L.225-135 and L.228-92 of the Code de Commerce (French Commercial Code), we present you with our report on the proposed issues of marketable securities.

Your Management Board seeks the authority, with the right to delegate these powers to the Chairman, to determine the terms and conditions for these transactions and to cancel your preferential subscription rights. The overall maximum limit for these issues is set at €6 billion or its equivalent, it being specified that the maximum nominal amount of increases in share capital which may be carried out immediately or in the future may not exceed €200 million. It is specified that these limits will be deducted from the total maximum amount of the issues and the total maximum share capital increase set forth in the 14th resolution presented to the shareholders.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we plan and perform our review in order verify the terms and conditions for determining the share issue price.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions under which the issue will be performed and, as such, on the proposed cancellation of preferential subscription rights, the logic behind which is, nonetheless, consistent with that of the transaction presented for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a supplementary report when the issue is performed by the Management Board.

3 – Issues of marketable securities conferring immediate or future entitlement to shares in the company, without preferential subscription rights reserved for certain categories of beneficiaries (16th Resolution)

In accordance with Articles L.225-135 and L.228-92 of the Code de Commerce (French Commercial Code), we present you with our report on the proposed issues of marketable securities reserved for certain categories of beneficiaries.

The total maximum nominal amount of share capital increases, performed on one or more occasions, may not exceed €50 million. It is specified that this limit will be deducted from the total maximum share capital increase set forth in the 14th resolution presented to the shareholders for approval. The total maximum nominal amount of marketable securities that may be issued may not exceed €1,250 million or its foreign currency equivalent or any combination of various foreign currencies. It is specified that this limit will be deducted from the total maximum amount of the issues set forth in the 14th resolution presented to the shareholders for approval.

Your Management Board, based on its report, seeks the authority, with the right to delegate these powers to the Chairman, to determine the terms and conditions for these transactions and to cancel your preferential subscription rights.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we plan and perform our review in order verify the terms and conditions for determining the share issue price.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions under which the issue will be performed and, as such, on the proposed cancellation of preferential subscription rights, the logic behind which is, nonetheless, consistent with that of the transaction presented for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a supplementary report when the issue is performed by the Management Board.

4 – Issue of shares or other securities conferring entitlement to shares in the company reserved for current and former employees (17th Resolution)

In accordance with Article L.225-135 of the Code de Commerce (French Commercial Code), we hereby present our report on the proposed share capital increases reserved for current and former employees who are members of a corporate savings plan. This proposed share capital increase is submitted for your approval pursuant to Article L.225-129 of the Code de Commerce (French Commercial Code) and Article L.443-5 of the French Labor Code. The maximum number of shares that may be issued with respect to the entire Employee Shareholder Plan may not exceed 1,200,000 shares, or a maximum par value amount of €4,800,000.

Your Management Board, based on its report, seeks the authority to determine the terms and conditions of these transactions and cancel preferential subscription rights.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we plan and perform our review in order verify the terms and conditions for determining the share issue price. Subject to our review in due course of the conditions of performance of the proposed transactions, we have no comments on the procedures for determining the issue price presented in the Management Board's report.

As the share issue price has not yet been set, we do not express an opinion on the final terms and conditions under which the issue will be performed and, as such, on the proposed cancellation of preferential subscription rights, the logic behind which is, nonetheless, consistent with that of the transaction presented for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a supplementary report when the issue is performed by the Management Board.

Paris, March 10, 2004
The Statutory Auditors

KPMG Audit
Department of KPMG SA
Gérard Rivière

Deloitte Touche Tohmatsu

Amadou Raimi   Pascale Chastaing-Doblin

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers.

Parent company balance sheet

at December 31, 2003, 2002 and 2001

ASSETS (IN € MILLION)	2003	2002	2001
Fixed assets			
Long-term investments [1]	5,806.3	7,432.0	6,970.6
Less allowances	(158.5)	(511.0)	(3.9)
	5,647.8	6,921.0	6,966.7
Other investments	14.5	24.8	19.0
Less allowances	(10.7)	(15.1)	(13.7)
	3.8	9.7	5.3
Total fixed assets	5,651.6	6,930.7	6,972.0
Current assets			
Receivables [2]	185.8	201.5	304.4
Marketable securities	372.7	320.2	255.5
Cash	2,749.4	3,484.3	536.7
Total current assets	3,307.9	4,006.0	1,096.6
Total assets	**8,959.5**	**10,936.7**	**8,068.6**
(1) of which due within less than one year:	0.4	4.8	4.5
(2) of which due in over one year:	82.2	66.7	52.3

LIABILITIES (IN € MILLION)	2003	2002	2001
Shareholders' equity			
Share capital	489.6	489.6	489.6
Additional paid-in capital	1,788.3	1,787.9	1,787.9
Retained earnings	821.1	843.1	959.1
Net income for the year	1,476.6	244.4	162.0
Total shareholders' equity	4,575.6	3,365.0	3,398.6
Reserves for contingencies and losses	139.8	100.1	220.5
Liabilities			
Borrowings (excluding accrued interest) [1]	3,863.7	7,108.3	4,249.7
Other liabilities [2]	380.4	363.3	199.8
	4,244.1	7,471.6	4,449.5
Total liabilities & shareholders' equity	**8,959.5**	**10,936.7**	**8,068.6**
(1) of which due in over one year:	2,468.9	4,542.3	3,738.5
(2) of which due in over one year:	1.6	2.2	5.7

Parent company income statement and cash flow statement

for the years ended December 31, 2003, 2002 and 2001

Income statement

(IN € MILLION)	2003	2002	2001
Operating income	37.3	48.4	60.9
Operating expenses	(56.1)	(62.0)	(69.4)
Operating income	**(18.8)**	**(13.6)**	**(8.5)**
Financial income	606.7	818.9	61.4
Operating income before non-recurring items and tax	**587.9**	**805.3**	**52.9**
Non-recurring items	964.0	(767.2)	(6.6)
Tax and employee profit-sharing	(75.3)	206.3	115.7
Net income	**1,476.6**	**244.4**	**162.0**

Cash flow statement

(IN € MILLION)	2003	2002	2001
Net cash from operating activities	740.6	1,065.5	112.7
(Acquisition)/Disposal of operating assets	9.5	15.2	79.3
Net change in medium- and long-term loans		-	-
Changes in investments	2,068.8	(455.6)	(13.3)
Net cash used by investing activities	2,078.3	(440.4)	66.0
Changes in borrowings	(3,235.1)	2,665.6	(126.4)
Capital increases	0.4	-	502.5
Dividends paid by Pinault-Printemps-Redoute	(266.6)	(278.4)	(254.3)
Net cash from financing activities	(3,501.3)	2,387.2	121.8
Net change in cash and cash equivalents	(682.4)	3,012.3	300.5
Cash and cash equivalents at the beginning of the year	3,804.5	792.2	491.7
Cash and cash equivalents at the end of the year	3,122.1	3,804.5	792.2

Statement of changes in shareholders' equity

of the parent company

(IN € MILLION) (BEFORE INCOME APPROPRIATION)	Number of shares	Share capital	Additional paid-in capital	Retained earnings	Net income for the year	Share-holders' equity
As at December 31, 2001	122,394,480	489.6	1,787.9	959.1	162.0	3,398.6
Appropriation of 2001 income				162.0	(162.0)	0
Dividends paid				(278.4)		(278.4)
Change in untaxed reserves				0.4		0.4
2002 Net income					244.4	244.4
As at December 31, 2002	122,394,480	489.6	1,787.9	843.1	244.4	3,365.0
Appropriation of 2002 income				244.4	(244.4)	0
Dividends paid				(266.6)		(266.6)
Exercise of stock options	12,500		0.4			0.4
Change in untaxed reserves				0.2		0.2
2003 Net income					1,476.6	1,476.6
As at December 31, 2003	**122,406,980**	**489.6**	**1,788.3**	**821.1**	**1,476.6**	**4,575.6**

1. 2003 highlights

In 2003, Pinault-Printemps-Redoute:

- sold 75.5% of the capital in Finaref to Crédit Agricole Indosuez, of which 61% in January 2003 and 14.5% in December 2003;
- issued bonds convertible and/or exchangeable for new or existing shares (OCEANE) for €1,079,500,000.00 (12,500,000 bonds at €86.36 each) maturing in January 2008, with a gross yield to maturity of 3.625%, on May 21, 2003;
- sold the share capital of its subsidiary Guilbert to Office Depot International in May 2003.

2. Significant accounting principles

The 2003 financial statements are prepared in accordance with the provisions of CRC regulation No. 99.03 of April 29, 1999 relating to the revised General Accounting Plan.

2.1. Long-term investments

Investments in non-consolidated companies

Investments classified as "Investments in non-consolidated companies" are those considered useful to the Company's activity, particularly because the Company has an influence over the issuing company or can control it.

The gross value of affiliates is recorded at cost less purchasing expenses, except for certain investments that underwent a legal revaluation in 1976.

At year-end, the gross value of investments is compared with their value in use to the Company, determined according to the subsidiary's estimated economic value and in consideration of the purposes of the original transaction. This value in use is determined based on the Group's percentage interest in shareholders' equity or revalued net assets in the company.

A reserve is booked when this value is lower than the gross value.

Other investments

Other investments are those that the Company plans or is required to retain on a permanent basis, but the ownership of which is not deemed necessary for the Company's activity.

The gross value corresponds to the cost less purchasing expenses.

A reserve for impairment is booked based on the value in use of these investments for the Company.

Shares bought back by Pinault-Printemps-Redoute and not expressly allocated to employees or used for the stabilisation of the share price are classified as other investments.

At year-end, the cost is compared with the average market price of the last month of the financial year.

A reserve for impairment is booked if the price is less than the book value.

2.2. Marketable securities and money market securities

Company shares

Company shares bought back by Pinault-Printemps-Redoute are recorded under marketable securities as assets on the balance sheet if they are acquired in order to be allocated to employees or to stabilise the share price depending on market conditions.

At year-end, the cost is compared with the average market price of the last month of the financial year.

A reserve for impairment is booked if the price is less than the book value.

Other shares

Shares are recorded at cost. A reserve for impairment is booked if the year-end price is less than the book value.

Bonds

Bonds are stated on their acquisition date at their face value adjusted for the premium or discount. The outstanding interest accrued at the acquisition date and at year-end is recorded in "assigned receivables".

At year-end, the cost is compared with the market price in the last month without accounting for outstanding interest accrued.

Mutual funds

Shares in mutual funds (SICAVs) are stated at cost excluding subscription fees. At year-end, they are estimated at their net asset value. A reserve for impairment is booked for any potential unrealised capital loss. Any potential unrealised capital gain is not taken into account.

Certificates of deposit

Certificates of deposit, financing company notes. These money market securities are subscribed on the primary market or acquired on the secondary market. They are stated at cost after deduction of accrued interest at this date if acquired on the secondary market.

Prepaid interest is credited to interest income on an accruals basis.

Financial instruments

All exchange and interest rate positions are taken through instruments listed on exchange-traded or over-the-counter markets representing minimal counterparty risk. Any income or loss generated from financial instruments used in hedging transactions is booked symmetrically as income or loss on hedged items.

If the financial instruments do not qualify as a hedge, any gains or losses arising from changes in market price are recorded in the income statement, except for over-the-counter transactions. For these transactions, a reserve is booked for any unrealised losses, while unrealised gains are not recorded.

Currency transactions

Currency income and expenses are recorded on the basis of their counter-value at the transaction date. Borrowings, receivables and liquidity positions are converted at the exchange rate on the last day of the fiscal year.

The foreign exchange difference resulting from the valuation of currency borrowings and receivables is recorded in accruals accounts, as an asset for an unrealised loss and as a liability for an unrealised gain. A reserve for risks is booked for non-hedged unrealised losses.

2.3. Bond issue and capital increase fees Bond redemption premiums

Bond issuance fees are recorded as expenses at the issue date. Costs associated with increases in capital, mergers or restructuring are charged against the share premium arising from the merger or restructuring.

Bond issues are recorded at their nominal value for ordinary and convertible bonds and at their indexed value for indexed bonds.

Any issue or redemption premiums are assigned to the relevant balance sheet item and amortised over the life of the bond. For convertible bonds, the redemption premium is spread over the life of the bond, in accordance with preferential accounting methods.

3. Operating income

Operating income includes the following items:

(IN € MILLION)	31.12.2003	31.12.2002
Group management fees	29.2	34.8
Real estate rental revenue	8.1	11.4
Payroll expenses	(16.0)	(17.4)
External purchases and expenses & Taxes	(37.5)	(39.9)
Amortisation	(1.7)	(1.6)
Other income and expenses	(0.9)	(0.9)
Total	**(18.8)**	**(13.6)**

4. Financial income

The financial income of the parent company breaks down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Net interest expense	(110.9)	(137.0)
Expenses and interest on non-Group debt	(152.5)	(150.6)
Interest on intercompany current accounts	41.6	13.6
Income and expenses on long-term investments	717.6	955.9
Dividends received	717.6	951.4
Interest on receivables *assigned to investments*		4.5
Total	**606.7**	**818.9**
Of which concerning affiliates:		
- Interest on intercompany current accounts	41.6	13.6
- Dividends received	717.6	951.4
- Interest on receivables assigned to investments	-	4.5

5. Non-recurring items

Non-recurring items of the parent company break down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Income on the sale of fixed operating assets	4.2	22.6
Income from the disposal of shares, depreciation and ancillary transactions	1,012.6	(758.1)
Income on assets	1,016.8	(735.5)
Costs related to claims, litigation and restructuring	(17.2)	(5.1)
Other non-recurring items	(35.6)	(26.6)
Total	**964.0**	**(767.2)**

6. Corporate tax - Employee profit-sharing

This item breaks down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Corporate tax	(215.4)	44.7
Tax consolidation benefits	141.1	163.0
Corporate tax	(74.3)	207.7
Employee profit-sharing	(1.0)	(1.4)
Total	**(75.3)**	**206.3**

Under a tax consolidation agreement which came into effect on January 1, 1988, Pinault-Printemps-Redoute pays the tax due by the members of the consolidated group and fulfils all tax obligations on its behalf.

The tax consolidated structure comprised 113 companies in 2003 versus 178 in 2002. Each subsidiary records in its accounts the amount of tax that it would have paid on a stand-alone basis. The tax savings achieved by the group through consolidation are retained by Pinault-Printemps-Redoute, as parent company of the consolidated group.

7. Net long-term investments

(IN € MILLION)	Investments in non-consolidated companies	Other investments	Loans	Other	Total
At December 31, 2002	6,794.8	124.6	0.6	1.0	6,921.0
Increases					
Acquisition of Guilbert shares	0.3				**0.3**
Acquisition of Redcats shares	2.2				**2.2**
Acquisition of Pinault-Printemps-Redoute Purchasing shares	0.2				**0.2**
Writeback of reserves on Guilbert shares	350.0				**350.0**
Writeback of reserves on Artes shares	1.1				**1.1**
Other			0.1		**0.1**
Acquisition of other Vigeo shares		0.1			**0.1**
Rental guarantee				0.2	**0.2**
Decreases					
Sale of Finaref shares	(156.9)				**(156.9)**
Sale of Guilbert shares	(1,466.0)				**(1,466.0)**
Sale of Artes shares	(1.1)				**(1.1)**
Sale of Lobelie SCS shares	(0.3)				**(0.3)**
Payment of interest on Guilbert bonds	(4.5)				**(4.5)**
Treasury stock [1]					
Writeback of impairment		1.4			**1.4**
At December 31, 2003	**5,519.8**	**126.1**	**0.7**	**1.2**	**5,647.8**

(1) The amount corresponding to treasury stock is unavailable in merger premiums.

Of which concerning affiliates:					
2002	6,794.8	-	-	-	**6,794.8**
2003	5,519.8	-	-	-	**5,519.8**

8. Other fixed assets

Changes in other fixed assets break down as follows:

(IN € MILLION)	Land and buildings	Plant and equipment	Other	Total
Gross values				
December 31, 2002	18.0	0.4	6.4	24.8
Acquisitions	0.4		2.1	2.5
Disposals	(12.8)			(12.8)
Account transfers	0.4		(0.4)	0.0
December 31, 2003	**6.0**	**0.4**	**8.1**	**14.5**
Depreciation and reserves				
December 31, 2002	(10.5)	(0.4)	(4.2)	(15.1)
Allowances	(0.8)		(0.9)	(1.7)
Disposals	6.1			6.1
December 31, 2003	**(5.2)**	**(0.4)**	**(5.1)**	**(10.7)**
Net values				
December 31, 2002	7.5	0.0	2.2	9.7
December 31, 2003	**0.8**	**0.0**	**3.0**	**3.8**

9. Marketable securities and cash (excluding interest)

These items break down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Treasury stock (1)	552.3	526.6
Impairment	(179.6)	(206.4)
Marketable securities	372.7	320.2
Bank deposits and transfers of funds	28.4	329.3
Current cash account in debit	2,721.0	3,155.0
Cash	2,749.4	3,484.3
Cash and cash equivalents	**3,122.1**	**3,804.5**

(1) The amount corresponding to treasury stock is unavailable in the regulated reserves.

Of which concerning affiliates:		
Current cash account in debit	2,721.0	3,155.0

10. Reserves and retained earnings

The reserves and retained earnings of the parent company, before income appropriation break down as follows:

(IN € MILLION)	31.12.2003	31.12.2002
Legal reserve	49.0	44.4
Regulatory reserves	646.2	599.7
Other reserves	45.3	45.3
Reserves	740.5	689.4
Retained earnings	77.9	151.2
Revaluation differences	0.2	0.2
Regulatory reserves	2.5	2.3
Total	**821.1**	**843.1**

11. Borrowings

Bonds

(IN €)	Coupon	Issue date	Hedging	Maturity	31/12/2003	31/12/2002
Index-linked bonds (1)	Zero coupon	30/01/1998	3-month Euribor floating rate swap for full issue	31/01/2005	106,714,312.07	106,714,312.07
Bonds (2)	Fixed 5.20%	27/05/1998	3-month Euribor floating rate swap for full issue	27/05/2005	304,898,034.48	304,898,034.48
Bonds (3)	3-month Euribor + 0.50%	13/07/2001	-	13/07/2004	300,000,000.00	300,000,000.00
Issue of bonds convertible and/or exchangeable for new or existing shares (OCEANE) (4)	Fixed 1.50%	8/11/2001	1-month Euribor floating rate swap for €149 M	01/01/2007	163,284,550.00	862,519,612.50
Issue of bonds convertible and/or exchangeable for new or existing shares (OCEANE) (5)	Fixed 2.50%	21/05/2003	-	01/01/2008	1,079,500,000.00	
Bonds (6)	Fixed 5%	23/07/2003	3-month Euribor floating rate swap for €500 M	23/01/2009	750,000,000.00	

(1) **Issue price:** Indexed bond issue represented by 70,000 bonds at a face value of €1,524.49.
Redemption: On January 31, 2005 at a price between 100% and 228% of the bond's face value. The redemption price is determined by applying an indexation formula based on the rate of growth of the Pinault-Printemps-Redoute S.A. share price.
Gross yield to maturity: Between 0% and 12.5% depending on the Pinault-Printemps-Redoute S.A. share price.

(2) **Issue price:** Traditional bond issue represented by 400,000 bonds at a face value of €726.25.
Redemption: In full on May 27, 2005.
Gross yield to maturity: 4.99%

(3) **Issue price:** Bonds issued on July 13, 2001, represented by 300,000 bonds at a face value of €1,000 as part of the EMTN programme.
Redemption: In full on July 13, 2004.

(4) **Issue price:** Issue of bonds convertible and/or exchangeable for shares (OCEANE) on November 08, 2001, represented by 8,492,308 bonds at a face value of €162.50.
Conversion and/or exchange for shares: Until December 31, 2001 on the basis of 1,157 shares per bond, and as of January 1, 2002 on the basis of one share per bond.
Normal redemption: In full on January 1, 2007 at a price of €162.50.
Early redemption of bonds by holders: At face value on November 8, 2004, plus accrued interest.
Gross yield to maturity of unconverted bonds: 1.5%.
Balance outstanding at December 31, 2003: includes the conversion of 3,077,000 bonds by Artémis in 2001, the purchase of 107,422 bonds for €17,456,075 in 2002, the purchase of 17,609 bonds for €2,861,462.50 in 2003 and the early redemption, after the exercise of the investor put, of 4,285,376 bonds for €696,373,600 in 2003.

(5) **Issue price:** Issue of bonds convertible and/or exchangeable for shares (OCEANE) on May 21, 2003, represented by 12,500,000 bonds at a face value of €86.36.
Conversion and/or exchange for shares: At any time as of May 21, 2003, on the basis of one share per bond.
Normal redemption: The bonds will be fully redeemed on January 1, 2008 at a price of €91.14 per bond, or 105.535% of the bonds' face value.
Gross yield to maturity of unconverted bonds: 3.6250%

(6) **Issue price:** Bonds issued on July 23, 2003, represented by 750,000 bonds at a face value of €1,000 as part of the EMTN programme.
Redemption: In full on January 23, 2009.

Other borrowings

In 1999, Pinault-Printemps-Redoute took out a loan for €750 million, maturing in November 2004. The loan has been securitised by a dedicated securitisation fund. All the units in the fund have been acquired by Armoris Finance SA, which issues commercial paper rated A1/P1 for the purpose of refinancing.

In March 2003, Pinault-Printemps-Redoute S.A. took out a bank loan of €654 million maturing in March 2004, €327 million of which was repaid in 2003.
The undrawn balance stood at €327 million at December 31, 2003.

This loan was subject to pledges of Finaref shares, corresponding to 29% of the capital remaining to be sold. At December 31, 2003, this pledge was reduced to 14.50% of the capital of Finaref, scheduled for sale in March 2004.

11.1. Breakdown by category

(IN € MILLION)	31.12.2003	31.12.2002
Convertible bonds (1)	1,242.8	1,990.5
Other bonds	1,354.9	854.9
Index-linked bonds	185.7	172.4
Confirmed lines of credit		3,276.0
BLB/CCF loans	750.0	750.0
Crédit Agricole Indosuez loan	327.0	-
Short-term borrowings		50.0
Short-term bank loans and overdrafts	3.3	3.2
Due to stockbrokers		11.3
Borrowings	3,863.7	7,108.3
Current accounts		-
Total	**3,863.7**	**7,108.3**

(1)) The 2002 amount includes €39.5 million in premiums maturing on 1/01/2003.

Including: transactions with related companies:

Credit balances on current accounts	-	-

At December 31, 2003 and 2002, no borrowings were secured by collateral (excluding the pledge on the Crédit Agricole Indosuez loan of €327 million maturing in March 2004).

11.2. Breakdown by maturity

(IN € MILLION)	31.12.2003	31.12.2002
Due within one year	1,394.8	2,566.0
Due in one to five years	2,468.9	4,542.3
Total	**3,863.7**	**7,108.3**

11.3. Net indebtedness

(IN € MILLION)	31.12.2003	31.12.2002
Borrowings	3,863.7	7,108.3
Marketable securities	(372.7)	(320.2)
Cash	(2,749.4)	(3,484.3)
Net indebtedness	**741.6**	**3,303.8**

11.4. Information on interest rates

	31.12.2003	31.12.2002
Average rate of interest for the year	4.04%	2.88%
Average fixed rate debt	73%	58%
Average floating rate debt	27%	42%

The rise in the average interest rate for 2003 in relation to 2002 is mainly due to the refinancing of the two bond issues at low rates:
- OCEANE maturing in January 2003 (gross yield to maturity of 2.5%) in the amount of €999.9 million
- OCEANE maturing in January 2007 (gross yield to maturity of 1.5%) in the amount of €696.4 million through the partial exercise of the investor put in May 2003, through the issuance of a new OCEANE maturing in January 2008 in the amount of €1,079.5 million with a gross yield to maturity of 3.625% and a €750 million bond issue maturing in January 2009, bearing a 5% coupon.

12. Off-balance sheet commitments

12.1. Commitment to purchase Gucci Group shares

12.1.1. Description of the bid and the timetable

In connection with the Amended and Restated Strategic Investment Agreement, or "RSIA", between Pinault-Printemps-Redoute and Gucci Group NV on September 10, 2001, Pinault-Printemps-Redoute undertakes to launch a bid (the "Bid") at $101.50 per Gucci Group share with settlement on April 30, 2004 at the latest.

At the Annual General Meeting on July 16, 2003, Gucci Group shareholders approved a special dividend payment of €13.50 per share via a return on equity. In accordance with article 2.6 of the RSIA, independent Gucci Group Board members adjusted the price of the Bid by $15.98 per share, which represents the equivalent of €13.50 in USD based on the exchange rate on the day of payment (October 2, 2003) published by the European Central Bank, or €15.78, plus the interest rate in USD, determined by applying 2.15% (representing the 3-month Libor on October 2, 2003 in USD plus 100 basis points) to $15.78 for the period from October 2, 2003 to April 30, 2004, or $0.2. Following this adjustment and in line with the RSIA, the price per share of the Bid was set at $85.52 per share.

On February 16, 2004, Gucci Group announced that, following the notification of the Financial Market Authorities of the Netherlands, the documents relating to the Bid will be submitted to the US Securities and Exchange Commission and will be available in the Netherlands as of April 1, 2004. The documents relating to the Bid were initially scheduled for release on March 22, 2004, but it was decided that Gucci Group shareholders would be better informed as to the Bid following the release of Gucci Group's 2003 results, scheduled for March 30, 2004, and the said documents. The expiry date of the Bid is planned no later than April 29, 2004, with payment by Pinault-Printemps-Redoute to custodians on April 30, 2004. If, following the Bid, the number of Gucci Group shares not included in the Bid is lower than whichever is greater of (i) 15% of the Gucci Group shares issued or (ii) 15 million Gucci Group shares, Pinault-Printemps-Redoute will be required to extend the Bid according to the terms of applicable stock market regulations.

12.1.2. Assessment of the maximum commitment of Pinault-Printemps-Redoute

Based on the number of outstanding shares at December 31, 2003, excluding employee stock options potentially exercisable prior to the end of the Bid, the Group's maximum commitment stands at $2.8 billion.

Based on the number of outstanding shares at December 31, 2003 and the highly likely assumption that employees holding stock options will exercise their options in full prior to the end of the Bid, the Group's maximum commitment totals $2.9 billion, after accounting for the cash received upon exercise of the stock options.

Over the period, the Group set up currency hedge transactions to cover dollar risk exposure arising from this commitment. The amounts of these hedge transactions are outlined in Note 23.2 of the consolidated financial statements.

Accounting for these hedge transactions and on the basis of an EUR/USD exchange rate identical to that of December 31, 2003 on the non-hedged portion, the Group's maximum commitment stands at €2.5 billion, excluding employee stock options potentially exercisable prior to the end of the Bid, and €2.6 billion after taking these items into account and deducting the cash received upon exercise of the options.

Gucci Group also holds treasury stock intended for allocation to Gucci Group employees under stock option plans. In accordance with French accounting standards, these shares are booked as marketable securities in the Group's consolidated financial statements. Pinault-Printemps-Redoute has undertaken vis à vis Gucci Group to purchase these shares at the Bid price, i.e. $85.52 per share, provided that, following the Bid, the number of Gucci Group shares not included in the Bid is lower than whichever is greater of (i) 15% of the Gucci Group shares issued or (ii) 15 million Gucci Group shares. Based on this assumption, the Group's additional commitment totals $254 million.

12.2. Commitments in terms of retirement benefits and bonuses

There is no special pension plan for employees under the Company's responsibility. The collective labour agreement for Department Stores provides for the payment of a retirement bonus upon departure.

With a total of 128 employees at December 31, 2003 and an average number of employees for the year of 133, the amount of retirement benefits and bonuses came out at €0.3 million (the calculation method takes into account the number of years with the company, a mortality table and a discount rate).

12.3. Financial instruments to hedge against interest rates

(IN € MILLION)	31.12.2003	31.12.2002
Swaps: fixed rate lender	1,060.6	412.0

In accordance with the Group's policy on the hedging of interest rate risk, Pinault-Printemps-Redoute set up interest rate swaps to back the various bond issues:

1. €304.9 million bond issue maturing in May 2005, fully swapped for 3-month Euribor,
2. Issue of bonds indexed on the Pinault-Printemps-Redoute share, for €106.7 million, maturing in January 2005, fully swapped for 3-month Euribor,
3. Issue of bonds convertible and/or exchangeable for new or existing shares (OCEANE) maturing in January 2007, €149 million of which was swapped for 1-month Euribor,
4. Bond issue maturing in January 2009, €500 million of which was swapped for 3-month Euribor.

All other off-balance sheet transactions designed to hedge against interest rate risk were performed by PPR Finance.

12.4. Other off-balance sheet commitments

(IN € MILLION)	31.12.2003	31.12.2002
Endorsements and guarantees in favour of:		
• affiliates	0.0	0.3
• non-Group third parties		-
Endorsements and guarantees	0.0	0.3
Collateral:		
• in favour of subsidiaries	0.0	
• in favour of third parties maturing in March 2004	327.0	

Direct subsidiaries and affiliates

At December 31, 2003 (IN € THOUSANDS)		Share capital	Shareholders' equity excl. capital and income	Percent interest	Book value of shares	
					Gross	Net
I - Detailed information						
A - Subsidiaries (at least 50%-owned)						
Caumartin Participations	10, avenue Hoche - 75008 Paris	6,132	76,517	99.97	82,344	82,344
Conforama Holding	80, boulevard du Mandinet, Lognes 77432 Marne-la-Vallée	73,805	186,471	92.89	252,348	252,348
Club de développement Pinault-Printemps-Redoute	10, avenue Hoche - 75008 Paris	15,000	(10,378)	60.00	9,147	2,925
Discodis	10, avenue Hoche - 75008 Paris	153,567	5,140	100.00	299,735	299,735
Financière Marothi	10, avenue Hoche - 75008 Paris	388,457	2,081,730	99.99	2,685,468	2,685,468
France-Printemps	102, rue de Provence - 75009 Paris	54,591	124,911	99.95	132,439	132,439
PPR Interactive	10, avenue Hoche - 75008 Paris	22,500	(24,424)	100.00	22,867	22,867
Redcats	110, rue de Blanchemaille 59100 Roubaix	61,219	550,470	99.99	1,232,391	1,232,391
Saprodis	10, avenue Hoche - 75008 Paris	619,798	132,452	82.09	568,830	568,830
SFGM	10, avenue Hoche - 75008 Paris	4,500	5,637	99.50	7,313	7,313
Teamtel	10, avenue Hoche - 75008 Paris	786	294	100.00	5,896	5,896
B - Affiliates (less than 50%-owned)						
Finaref	6, rue Emile Moreau - 59100 Roubaix	13,651	263,556	14.50	188,865	188,865
II - General information						
A - Subsidiaries not listed in I:						
a) French subsidiaries (total)					12,439	10,711
b) Foreign subsidiaries						
- PPR Luxembourg	25, route d'Esch - Luxembourg				14,416	14,416
- Au Printemps Réassurances	19, rue de Bitbourg - Luxembourg				10,188	10,188
- Other (total)					1,968	1,968
B - Affiliates not listed in I:						
a) French companies (total)					293	293
b) Foreign companies (total)					758	758
Total					**5,527,705**	**5,519,755**

NB: The absence of information on certain issues mean "none".

…et	Outstanding loans granted by the company	Guarantees given by the company	Last published net sales	Last published net income/(loss)	Dividends received during the year	Comments
				(2,308)		
…14			9,946	134,920	45,974	
…18						
				(3)		
…25				48,130		
…35				(38,911)		
…58			838,179	1,793	25,630	
…39	3,426	(4,518)				
…57			0	285,372	165,888	
…91						
				185,707	55,968	
…30			466	110	388	Revaluation difference +180
…13						
			3,037	(1,203)		
…36						
			508,931	n/c	415,743	
…65						
					7,305	
…11						
…16						
…38						
…68						
					7	
…93						
…58						
…55						

at December 31, 2003

Company name (IN € THOUSANDS)	Interests				
	Number of shares	%	Gross value	Allowances	Net book value
1 - Long- and short-term investments in French companies with a book value by category of securities equal to or in excess of €15,000:					
Balzan	2,994	99.80	48.7		48.7
Baryum	182,990	99.99	2,745.6		2,745.6
Caumartin Participations	875,700	99.97	82,343.5		82,343.5
Club de développement Pinault-Printemps-Redoute	599,994	60.00	9,146.9	6,222.0	2,924.9
Conforama	4,284,633	92.89	252,348.3		252,348.3
Discodis	3,199,302	100.00	299,734.9		299,734.9
Financière Marothi	20,443,682	99.99	2,685,468.1		2,685,468.1
Finaref	32,460,689	14.50	188,865.2		188,865.2
France-Printemps	3,589,598	99.95	132,439.3		132,439.3
Gecca	995	99.50	1,036.6		1,036.6
Kadeos	58,000	33.33	292.5		292.5
Locution	2,990	99.67	45.6		45.6
Mobile Planet	2,994	99.80	45.6		45.6
Mobile Planet Europe	9,900	99.00	150.9		150.9
Pinault-Printemps-Redoute	6,385,612	5.22	825,746.1	327,923.7	497,822.4
PPR FINANCE	9,990	99.90	152.3		152.3
PPR INTERACTIVE	1,499,989	100.00	22,867.2		22,867.2
Prodistri	14,994	99.96	228.6		228.6
Pinault-Printemps-Redoute PPR-PURCHASING	787,500	70.00	3,161.2		3,161.2
Redcats	400,606	99.99	1,232,390.8		1,232,390.8
Sapardis	182,992	100.00	2,745.6	38.0	2,707.6
Saprodis	33,920,229	82.09	568,830.2		568,830.2
Savoisienne	129,690	99.00	1,977.1	1,689.8	287.3
Société financière de Grands Magasins	298,502	99.50	7,313.4		7,313.4
Teamtel	392,990	100.00	5,895.6		5,895.6
Tremi	2,994	99.80	48.7		48.7
Variante	2,994	99.80	48.7		48.7
2 - Long- and short-term investments in French companies with a book value by category of securities representing less than €15,000.			4.0		4.0
3 - Other service, real estate and other companies			1,366.5	355.7	1,010.8
4 - Shares in foreign companies			27,498.8	169.3	27,329.5
Total			**6,354,986.5**	**336,398.5**	**6,018,588.0**

Parent company's financial results

for the last five years

	1999	2000	2001	2002	2003
Share capital at year-end					
Share capital (in €)	363,380,831	362,155,766	489,577,920	489,577,920	489,627,920
Number of common shares outstanding	119,181,100	118,779,305	122,394,480 (1)	122,394,480	122,406,980
Maximum number of shares to be issued	5,379,152	5,374,152	10,734,387 (1)	6,221,620	14,843,644
- on conversion of bonds	5,237,152	5,237,152	10,652,387 (1)	5,307,813	13,504,828
- on exercise of stock options	142,000	137,000	82,000 (1)	913,807	1,338,816
Results of operations (IN € THOUSANDS)					
Income from operating activities	31,494	36,388	41,611	34,831	29,179
Income/(loss) before tax, employee profit-sharing, depreciation, amortisation and allowances	295,662	87,926	146,304	608,311	1,223,086
Corporate tax (charge)/benefit	52,285	105,188	116,925	207,573	(74,306)
Employee profit-sharing	755	1,041	1,288	1,362	960
Income/(loss) after tax, employee profit-sharing,depreciation, amortisation and allowances	315,682	155,296	161,953	244,391	1,476,590
Total dividends	211,502	258,941	281,507	281,507	293,777 (2)
Per share data (IN €)					
Income/(loss) after tax, employee profit-sharing, before depreciation, amortisation and allowances	2.91	1.62	2.14	6.65	9.38
Income/(loss) after tax, employee profit-sharing, depreciation, amortisation and allowances	2.65	1.31	1.32	2.00	12.06
Dividends:					
- net dividend per share	1.78	2.18	2.30	2.30	2.40 (2)
- total revenue per share (50% tax credit) (3)	2.67	3.27	3.45	3.45	3.60
Employee data					
Average number of employees	93	99	110	134	133
Total payroll (IN € THOUSANDS)	6,349	8,055	9,587	11,573	10,998
Total benefits (IN € THOUSANDS)	2,677	4,276	4,116	5,862	5,024

(1) August 30, 2001, translation of share capital into € with a par value of €4 per share.
(2) Subject to approval at the Annual General Meeting on May 25, 2004.
(3) Subject to a tax credit which is reduced, depending on the beneficiary.

The Company's revenue consists primarily of dividends received from subsidiaries, rental revenue from real estate holdings, financial income and advisory fees received from subsidiaries, determined as a percentage of their sales, in accordance with standard practice.

In June 2003, the Company sold its subsidiary Guilbert to Office Depot International. It also sold 75.5% of the capital in Finaref to Crédit Agricole Indosuez, of which 61% in January 2003 and 14.5% in December 2003.

As part of the real estate transaction initiated in 2002 on its sites in Roubaix, the last section of the complex was sold to a group of investors.

Financial activity

In May 2003, the Company issued €1,079.5 million in bonds convertible and/or exchangeable for new or existing shares (OCEANE) represented by 12,500,000 bonds at a face value of €86.36 with a 2.50% coupon. As of May 21, 2003, the bonds were convertible or exchangeable at any time on the basis of one share for one bond.

The bonds will be fully redeemed on January 1, 2008 at a price of €91.14 per bond, or 105.535% of the bonds' face value.

The gross yield to maturity of unconverted bonds stands at 3.6250%.

In July 2003, as part of its EMTN programme, the Company also launched a €750 million bond issue, represented by 750,000 bonds at a face value of €1,000 each with a 5% coupon.The bonds will be fully redeemed on January 23, 2009.

The bonds were swapped into 3-month Euribor floating rate debt in the amount of €500 million.

The two issues were given a BBB- rating by Standard & Poor's.

The balance of the Company's financing needs were met in full through existing medium-term credit facilities. Cash surpluses were invested via the current account borrowings from PPR Finance, which manages the Group's cash.

Results

The Parent Company's operating loss totalled €18.8 million in 2003 versus a loss of €13.6 million the previous year.

Net financial income stood at €606.7 million, compared with €818.9 million the previous year, reflecting the dividends received from subsidiaries (including €514.9 million in exceptional dividends) and interest on debt financing.

Non-recurring income, which amounted to €964.0 million, compared with a loss of €767.2 million in 2002, includes the impact of the disposals of Finaref and Guilbert in the amount of €982 million and the €28.2 million writeback of reserves on treasury stock.

The Company, the parent company of the tax consolidation of some of the Group's French subsidiaries, recorded a net tax charge of €74.3 million compared with a profit of €207.6 million the previous year.

The Company's net income stood at €1,476.6 million in 2003 versus €244.4 million in 2002.

Income appropriation

The Management Board is recommending the payment of a net dividend of €2.40 per share, giving rise, where applicable, to a tax credit *(avoir fiscal)* of 50% or the current applicable rate. The dividend will be paid as of June 4, 2004.

The recommended appropriation of income is as follows:

(in €)	
Source	
Unappropriated retained earnings	77,870,662.80
Net income for the year	1,476,590,469.05
Total amount to be appropriated	**1,554,461,131.85**
Appropriations	
Legal reserve for appropriation	
Long-term capital gains reserve	5,000.00
Long-term capital gains reserve	847,415,611.66
Dividends	293,776,752.00
Unappropriated retained earnings	413,263,768.19
Total appropriation	**1,554,461,131.85**

Dividends paid in the last three years:

Year of payment distribution	Net dividend	Tax credit of 50%	Total income
2001	€2.18 (14.30 F)	€1.09 (7.15 F)	€3.27 (21.45 F)
2002	€2.30	€1.15	€3.45
2003	€2.30	€1.15	€3.45

Share buyback programme

At the Annual General Meeting of May 22, 2003, the Management Board was authorised to buy back up to 10% of the Company's shares on the open market.

On May 28, 2003, Pinault-Printemps-Redoute commissioned a financial intermediary in order to increase transaction liquidity and consistency in its share price. This €30 million contract was made up of 50% shares and 50% cash.

At the date of the closing of the financial statements, the authorisation was used for the acquisition of 1,382,026 shares (1.13%) for a total amount of €105,905,829 at an average price of €76.63 in order to stabilise the share price.

At the same date, the company held 6,218,132 shares, representing 5.08% of the share capital, with no equity derivatives outstanding.

Given the number of shares held as part of previous buyback programmes, 1,604,615 shares are classified as other investments and the balance is used to stabilise the share price, to buy and sell depending on market conditions, and for stock option plans.

We are recommending that you approve a new 18-month share buyback programme of up to 10% of the Company's shares in order to:

- stabilise the share price through purchases on the open market and systematically counter stock market trends,
- buy and sell shares on the open market depending on market conditions,
- implement employee and senior management stock option plans and employee stock ownership plans as part of company savings plans and employee profit-sharing schemes,
- acquire equity interests or raise financing in exchange for Pinault-Printemps-Redoute shares, in connection with external growth transactions involving a payment in shares, an exchange of shares or a contribution of shares, or issues of securities redeemable or exchangeable for shares, or otherwise,
- optimise the management of the Company's cash position and shareholders' equity,
- cancel the acquired shares.

Under the authorisation, the shares may be acquired by any appropriate method, including the use of derivative products or the acquisition of an unlimited block of securities.

The shares may then either be kept, sold or transferred, by any appropriate method, as a capital contribution or an exchange of shares, or alternatively allocated, sold or transferred under stock option or employee stock ownership plans. They may also be cancelled under the provisions of the law.

The maximum purchase price is set at €200 per share, and the minimum sale or transfer price is set at €60 per share. However, in the case of a disposal or transfer of the shares within an employee stock option or ownership plan, the sale or transfer price will be set in accordance with the legal provisions applicable to these transactions and may fall below this amount.

The maximum total amount of the acquisitions is set at €2,448.1 million.

The shares acquired under the buyback programme may be cancelled subject to approval of the related authorisation by the Extraordinary General Meeting on May 18, 2001.

Shareholders can obtain the fully approved prospectus from the French Financial Market Authority ("AMF").

Company shares

In connection with the share buyback programmes authorised by the shareholders, in 2003, the Company acquired 1,942,464 shares at an average price of €67.46. During the year, 1,315,500 shares were sold at an average price of €80.10. The related transaction costs totalled €0.4 million.

At year-end, 6,385,612 shares at €4 per share, representing 5.22% of the Company's capital, were carried as treasury stock, totalling €497.8 million net of reserves, including 1,604,615 shares for allocation under other investments and the balance used to stabilise the share price depending on market conditions or for future or existing stock option plans.

Stock option plans

In 2003, the Company set up two stock option subscription plans for the Group's executive managers involving 528,690 shares at €66.00 per share and 5,430 shares at €67.50 per share.

Information concerning the stock option subscription or purchase plans is provided in the "General Information" section.

Agreements

In 2003, the Company did not sign any agreements governed by Article L.225-86 and related articles in accordance with the Code de Commerce (French Commercial Code).

The impact of previous agreements are provided in the Auditors' special report.

Share capital

At the end of 2003, the Company's share capital amounted to €489,627,920.

At the end of the year, the employees of the Company and its Group held 888,342 shares at €4 per share, representing 0.7% of the capital, under the provisions of Article L.225-102 of the Code de Commerce (French Commercial Code).

Details of the Company's ownership structure and changes in capital throughout the year are provided in the "General Information" section.

Appointments, duties and remuneration of senior officers

Details regarding the appointments, duties and remuneration of senior officers are provided in the section on Corporate Governance.

You are asked to decide on the renewal of the terms of the five members of the Supervisory Board which are due to expire.

Statutory Auditors

You are also asked to approve the renewal the term of a Statutory Auditor, KPMG SA, and to appoint a substitute Auditor, Jean-Claude André SCP et Autres, as Jean-Marc Decléty did not wish to renew his term.

Registered office

The Company's head office, which house the various departments of the holding company on the same premises, are now located at 10, avenue Hoche, Paris 75008. You are asked to ratify the Supervisory Board's decision to transfer the offices.

Subsidiaries and affiliates

As a holding company, the Company carried out various transactions with its subsidiaries: subscriptions to increases in capital, reallocation of affiliates and acquisitions and sales of shares.

Information about the business and financial results of subsidiaries and affiliates, equity interests acquired during the year and changes in percentage interests in Group companies is provided in the Group section of the report and the notes to the consolidated financial statements (list of the main consolidated subsidiaries).

Authorisation to issue securities

1. At the Extraordinary General Meeting on May 21, 2002, the Management Board was granted the authorisation to issue share and share equivalents in order to proceed with immediate or future capital increases or to increase the share capital through the incorporation of reserves, retained earnings or bonuses. The Management Board applied these authorisations in May 2003 in order to issue bonds convertible and/or exchangeable for new or existing shares (OCEANE) (see Financial Activity section).

You are asked to renew these authorisations, granting the Management Board the option to use capital at any time for any investment transactions deemed necessary, by choosing the most appropriate financial transactions that are best suited to market conditions.

■ You are asked to authorise the Management Board to proceed with the following issues with pre-emptive subscription rights, on one or several occasions:

- shares with or without warrants,
- warrants and/or share equivalents for the immediate or future acquisition of shares at any time or at a fixed date via subscription, conversion, exchange, redemption, presentation of notes or any other means, notably bonds with warrants and convertible bonds, excluding preferred shares or investment certificates.

You are asked to authorise the Management Board to proceed with one or more capital increases through the capitalisation of reserves, retained earnings or additional paid-in capital.

The total amount of warrants and/or share equivalents issued may not exceed €6 billion, and the total amount of direct or indirect capital increases may not exceed €200 million, not including any potential adjustments.

■ You are asked to approve the issue of the following, on one or several occasions by the Management Board:

- shares with or without warrants,
- warrants and/or share equivalents for the immediate or future acquisition of shares at any time or at a fixed date via subscription, conversion, exchange, redemption, presentation of notes or any other means, notably bonds with warrants and convertible bonds, excluding preferred shares or investment certificates.

In light of this authorisation, the Management Board may issue shares in payment of listed securities tendered in a public exchange offer. The Management Board may also issue shares through the Company, in connection with the issue of bonds with warrants or composite share equivalents carried out by its direct or indirect subsidiaries.

The total amount of warrants and/or share equivalents issued may not exceed €6 billion, and the total amount of direct or indirect capital increases may not exceed €200 million, not including any potential adjustments.

You are requested to cancel the pre-emptive subscription right on shares, warrants and share equivalents that could be issued in order to facilitate the placement of these securities on financial markets or to carry out, where applicable, exchange transactions.

The issue procedures and price for cash securities issued in connection with these authorisations will be fixed so that the amount ultimately paid to the Company for each of the shares issued is at least equal to the minimum amount set by regulation (currently the average of the first prices listed for Company shares during the ten consecutive trading sessions selected among the twenty trading sessions preceding the launch of the relevant issues).

■ If warrants or share equivalents are issued other than common shares, the procedures for the allocation of the shares resulting from these share equivalents as well as the dates on which these rights may be exercised will be determined by the Management Board at the time the issue is approved.

The Management Board will also determine, at the time the issue is approved, the share equivalents to be issued, the number of shares issued, the currency or unit, the value of each share and the amount of the issues and subscriptions and retain full powers to report on capital increases, amend the articles of association accordingly and, in general, take any necessary measures.

In accordance with the law, these authorisations are granted for a period of twenty-six months as of he date of General Meeting.

2. You are asked to approve the issue of the following, on one or several occasions, by the Management Board:

– shares with or without warrants,
– warrants and/or share equivalents for the immediate or future acquisition of Company shares,

the subscription of which will be reserved for qualified investors as defined by Article L.411-1 of the French Monetary and Financial Code and Decree N° 98-880 of October 1, 1998 and all equivalent investors as defined by foreign law, in order to facilitate the distribution of these securities.

The total amount of warrants and/or share equivalents issued may not exceed €1,250 million, and the total amount of direct or indirect capital increases may not exceed €50 million, not including any potential adjustments. These limits apply to issue amounts and capital increases with pre-emptive subscription rights described above in section 1.

The issue procedures and price for cash securities issued in connection with these authorisations will be fixed so that the amount ultimately paid to the Company for each of the shares issued, after accounting for the value of equity warrants where applicable, is at least equal to the Company's average weighted share price based on trading volumes three days preceding the issue after any discounts.

■ If warrants or share equivalents are issued other than common shares, the procedures for the allocation of the shares resulting from these share equivalents as well as the dates on which these rights may be exercised will be determined by the Management Board at the time the issue is approved.

The Management Board will also determine, at the time the issue is approved, the share equivalents to be issued, the number of shares issued, the currency or unit, the value of each share and the amount of the issues and subscriptions and retain full powers to report on capital increases, amend the articles of association accordingly and, in general, take any necessary measures.

This authorisation is granted for a period of two years starting from the date of the General Meeting.

3. We request that you renew this authorisation for the Management Board to proceed, on one or more occasions, with the increase of capital reserved for employees who have subscribed to a Company Savings Plan, for a maximum issue of 1,200,000 shares. The share subscription prices will be set by the Management Board, in accordance with the law, and will be at a minimum of 80% of the average price of the Company's shares over the twenty trading sessions prior to the day on which the Management Board determines the opening date for subscriptions. Shares may be issued for the benefit of the Company's mutual fund or SICAVs.

At the time of each issue, the Management Board will publish a supplementary report specifying the terms of these transactions and any other necessary information, as well as the impact of the issue on the shareholder situation regarding its proportion of the earnings and that of shareholders' equity. The amount of capital increases will depend on the amount of shares subscribed and the limits mentioned above.

The Auditors will express an opinion on this authorisation in their report.

*

*   *

Information regarding the Company's development, outlook and significant post-year end events, as well as information regarding the social and environmental consequences of the Company's business, is provided in other sections of the Group management report and the notes to the annual report.

A table showing the Company's results over the last five years is provided in the notes added to this report.

If you approve of these proposals, you are requested to adopt the resolutions presented to you.

RESOLUTIONS

presented at the annual general meeting of May 25, 2004

First resolution

(Approval of the annual accounts)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after having reviewed :
- the Management Report of the Management Board for the 2003 financial year,
- the observations of the Supervisory Board,
- the Statutory Auditors' report on the completion of their assignment during the said financial year,

approves the annual accounts for the 2003 financial year as presented together with the transactions reflected in these accounts and summarised in these reports.

Second resolution

(Approval of the consolidated accounts)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after having reviewed :

– The Management Report of the Management Board on the management of the Group in 2003,
– the observations of the Supervisory Board,
– the Statutory Auditors' report on the 2003 consolidated annual accounts,

approves the consolidated annual accounts for the 2003 financial year as presented together with the transactions reflected in these accounts and summarised in these reports.

Third resolution

(Agreements referred to in Articles L. 225-86 et seq. of the Commercial Code)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after having reviewed the Statutory Auditors' special report on the agreements referred to in Articles L. 225-86 et seq. of the Commercial Code, approves the report and the transactions referred to therein.

Fourth resolution

(Allocation of profits)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after approving the annual accounts as presented to it, which show:

a profit of	€1,476,590,469.05
which, together with previous retained earnings of	€77,870,662.80
show a positive balance	€1,554,461,131.85
allocates to the special long-term capital gains reserve the legal reserve in the amount of	€5,000.00
and allocates to the special long term capital gains reserve the amount of	€847,415,611.66
It notes the existence of a:	
- balance available for distribution in the amount of	€707,040,520.19
which it hereby decides to allocate as follows:	
- to shares as dividend payment in the amount of	€293,776,752.00
- retained earnings in the amount of	€413,263,768.19
Total equal to	€707,040,520.19

The General Shareholders Meeting resolves to pay out, as from June 4, 2004, a net amount of €2.40 per share in addition to any tax already paid to the French Treasury (dividend tax credit) as the case may be at the rate of 50% or the rate set forth according to the applicable tax laws. Any dividend amounts included in this distribution that apply to shares held by the Company on the distribution date or to any shares cancelled shall be allocated to retained earnings.

The General Shareholders Meeting notes that the income per share over the past three years is as follows:

Year of payment	Net Dividend	Tax credit € of 50%	Total income
2001	€2.18 (FRF 14.30)	€1.09 (FRF 7.15)	€3.27 (FRF 21.45)
2002	€2.30	€1.15	€3.45
2003	€2.30	€1.15	€3.45

Fifth resolution

(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mrs. Patricia Barbizet's term of office as a member of the Supervisory Board expires on this date, hereby renews her term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

Sixth resolution

(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mr. François Henrot's term of office as a member of the Supervisory Board expires on this date, hereby renews his term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

Seventh resolution

(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mr. René Barbier de La Serre's term of office as a member of the Supervisory Board expires on this date, hereby renews his term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

Eighth resolution

(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mr. Luca Cordero di Montezemolo's term of office as a member of the Supervisory Board expires on this date, hereby renews his term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

Ninth resolution

(Renewal of the term of office of a member of the Supervisory Board)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that Mr. François Pinault's term of office as a member of the Supervisory Board expires on this date, hereby renews his term of office for a period of six years, which shall end upon the adjournment of the General Shareholders Meeting convened in 2010 to approve the 2009 annual accounts.

Tenth resolution

(Renewal of the appointment of a Statutory Auditor)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that the appointment of KPMG SA as Statutory Auditor expires on this date, hereby renews this appointment for a period of six financial years to end upon the adjournment of General Shareholders Meeting convened to approve the 2009 annual accounts.

Eleventh resolution

(Appointment of an Alternate Statutory Auditor)

The General Shareholders Meeting, acting as an Ordinary General Meeting, noting that the appointment of Mr. Jean Marc Decléty as alternate statutory auditor to KPMG SA expires on this date, hereby appoints the auditing firm of Jean-Claude André et Autres as new Alternate Statutory Auditor for a period of six financial years to end upon the adjournment of General Shareholders Meeting convened to approve the 2009 annual accounts.

Twelfth resolution

(Authorisation in favour of the Management Board to purchase Pinault-Printemps-Redoute shares)

The General Shareholders Meeting, acting as an Ordinary General Meeting, after reviewing the report of the Management Board and the information notice approved by the Financial Market Authorities (AMF), hereby authorises the Management Board, pursuant to Articles L. 225-209 et seq. of the Commercial Code, to purchase shares of Pinault-Printemps-Redoute, on one or more occasions, at times to be determined by it, up to a number of shares representing 10% of the Company's share capital on January 1, 2004, i.e. 12,240,698 shares.

The shares may be purchased by any appropriate means, including the use of derivatives or in blocks of shares, in order to:

– stabilise the market price by systematically intervening against market trends,

– purchase and sell stock depending on market conditions,

- grant stock options to Group employees and senior officers ("mandataires sociaux") and to sell or grant the shares to employees under stock ownership plans, as provided by law,

– conduct investments or raise financing through the delivery of shares either in connection with external development transactions or the issuance of marketable securities exchangeable or redeemable for shares in the Company,

– optimise the management of cash and shareholders' equity,

– cancel any shares purchased, in accordance with the authorisation given by the Extraordinary General Shareholders Meeting.

The shares acquired by the Company under this authorisation may be kept, sold or transferred by any appropriate method, including the use of derivatives or in blocks of shares. They may be used in connection with stock option plans granted to Group employees and senior officers, or for sale or allocation to Group employees. They may also be cancelled pursuant to applicable law.

The maximum purchase price is set at € 200 per share, and the minimum sale or transfer price is set at € 60 per share. In the event of a capital increase by capitalisation of reserves or the awarding of free shares, or in the event of a stock split or reverse split, such amounts shall be adjusted by a multiplier equal to the ratio of the number of shares comprising the share capital before the transaction and the number after the transaction. The sale or transfer price shall, however, be set pursuant to the conditions applicable by law to stock sales or transfers made in connection with stock option plans or sales or allocations of stock to employees.

The maximum amount of the transaction is set at €2,448,139,600.

The General Shareholders Meeting hereby grants full powers to the Management Board, with the authority to delegate, to conduct such transactions, to determine the terms and conditions thereof and to enter into any and all agreements and to execute any and all formalities.

This authorisation, which cancels the unused portion of the authorisation granted by the Ordinary General Shareholders Meeting of May 22, 2003, is granted for a period of 18 months as from the date of this Meeting.

Thirteenth resolution

(Ratification of the transfer of the registered office)

The General Shareholders Meeting, acting as an Ordinary General Meeting, hereby ratifies the transfer of the registered office, approved by the Supervisory Board, from 18, place Henri Bergson, 75008 Paris to 10, avenue Hoche, 75008 Paris, and the corresponding amendment to the Articles of Association.

Fourteenth resolution

(Authorization to execute a share capital increase by issuing, with pre-emptive subscription rights, shares, bonds and or marketable securities exchangeable or redeemable, immediately or in the future, for shares of the Company, through capitalisation of reserves, income or premiums).

The General Shareholders Meeting, acting as an Extraordinary General Meeting, after reviewing the report by the Management Board and the Statutory Auditors' special report, and pursuant to the provisions of the Commercial Code, notably Article L. 225-129 III, paragraph three:

1) Hereby delegates to the Management Board all powers necessary to execute a share capital increase, on one or more occasions, in the amounts and during the periods to be determined by it:
– by issuing shares with or without stock warrants, autonomous warrants and/or marketable securities exchangeable or redeemable immediately, in the future, at any time or on fixed dates, for shares in the Company by subscription, conversion, exchange, redemption, presentation of a warrant or by any other method, notably bonds with equity warrants or convertible bonds, but excluding preferred stock or investment certificates,
– by capitalisation of reserves, earnings or premiums in the form of allocations of free shares or by raising the par value of any existing shares.

2) Hereby resolves that the total nominal amount of any capital increases made immediately or in the future under this authorisation may not exceed two hundred million euros plus the nominal amount of any additional shares to be issued by law and in accordance with contractual stipulations in order to preserve the rights of the bearers of marketable securities exchangeable or redeemable for Company shares.

3) Hereby resolves that the total nominal amount of the aforementioned warrants and/or marketable securities likely to be issued under this authorisation, either in euros or in foreign currency, or in any other unit of account established in reference to a set of currencies, may not exceed six billion euros or the exchange value of such amount.

4) Should the Management Board use this authorisation in connection with the issuance of shares with or without equity warrants, autonomous warrants and/or marketable securities exchangeable or redeemable immediately, in the future, at any time or on a fixed date, for shares of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or by any other method:
– It is hereby resolved that any issuance(s) executed shall be reserved for shareholders who may irrevocably subscribe to new shares, and if the Management Board so decides, for revocable shares under the terms set forth by law,
– It is resolved that, if subscriptions for irrevocable or revocable shares have not absorbed the entire issuance, then the Management Board may, under the terms set forth by law, and in the order to be determined by it, limit the issuance to the amount of the subscriptions, provided that this amounts to a total of at least three quarters of the approved issuance; the Management Board may freely distribute some or all of any shares issued and not subscribed to, or it may sell on the open market some or all of any shares not subscribed to,
- It is hereby noted that, if need be, this authorisation shall automatically entail the express waiver by the shareholders in favour of the bearers of the shares issued, of their pre-emptive subscription rights to any shares exchangeable or redeemable for the shares issued; it is hereby further resolved to cancel the pre-emptive subscription rights of shareholders to any shares issued by converting convertible bonds or by exercising warrants,
– It is hereby resolved that stock warrants in the Company may be issued either by subscription offer or by allocating free shares to the owners of old shares.

5) It is hereby resolved that the sum returned or to be returned to the Company for each of the shares issued as part of this authorisation shall be at least equal to the par value of the shares at the issuance date.

The General Shareholders Meeting grants full powers to the Management Board, with the authority to delegate its Chairman, to implement this authorisation under the terms set by law, notably:
– to set the terms and conditions for the foregoing share capital increase(s) and/or issuances,
– regarding stock issuances, with or without stock warrants, autonomous warrants and/or marketable securities exchangeable or redeemable immediately or in the future, at any time or on fixed dates, for stock of the Company by subscription, conversion exchange, redemption, presentation of a warrant or by any other method:
- to determine the amount to be issued, the issuance price and, as the case may be, the amount of any issuance premium requested,
- to set the dates and terms of the issuance, the type and form of the shares to be issued, which may or may not be in the form of subordinated shares or fixed term shares, and, to set the interest rate of any debt securities, the redemption method, including by exchange, or payment through any assets or securities, the fixed or variable redemption price thereof, with or without premium,

- to determine the method for paying in full for any shares and/or securities issued,
- if necessary, to set the terms for exercising the rights attached to the securities issued and to be issued, and notably set the date on which the new shares will begin to bear interest, together with any other terms or conditions for carrying out the issuance,
- to set the terms for the buyback or exchange of any shares issued or to be issued.
- to allow for the option of suspending the exercise of the rights attached to such shares for a period not to exceed three months,
- to set the terms under which the rights of the holders of any marketable securities exchangeable or redeemable in the future for shares of the Company can be preserved as required by law, regulations and contractual stipulations.
- on its sole initiative, to charge the cost of any capital increases to the amount of the premiums related thereto and to withhold from such amount any sums necessary to raise the legal reserve to one-tenth of the new share capital after each increase.

– Regarding any share capital increases by capitalisation of reserves, earnings or issuance premiums:

- to set the amount and the nature of the sums to be capitalised, to set the number of new shares to be issued, or the amount by which the par value of any shares outstanding comprising the share capital shall be increased, and to set the date on which the new shares will begin to bear interest or the effective date of the increase in par value,
- to decide, as the case may be, by waiver of the provisions of Article L. 225-149 of the Commercial Code, that fractional shares shall not be negotiable and that the corresponding shares be sold, with the proceeds of the sale allocated to the holders of the rights no later than thirty days after the date on which the entire number of shares allocated is registered in their accounts.

– in general, to enter into any agreement, notably to execute successfully the issuance or issuances considered, to take any steps and complete any formalities required for the issuances and for the service of the stock issued under this authorisation and for exercising any rights attached thereto, to report any capital increases executed under this authorisation and to amend the Articles of Association accordingly.

The General Shareholders Meeting hereby cancels the unused portion of the global authorisation for the same purpose granted to the Management Board by the Extraordinary General Shareholders' Meeting held on May 21, 2002.

This authorisation is granted to the Management Board for a period of twenty-six months from the date of this Meeting.

Fifteenth resolution

(Authorization to execute a share capital increase by issuing, without pre-emptive subscription rights, warrants and/or marketable securities exchangeable or redeemable immediately or in the future for shares of the Company, including for the purpose of paying for any securities tendered to a share purchase or exchange offer or a combination thereof)

The General Shareholders Meeting, acting as an Extraordinary General Meeting, after reviewing the report of the Management Board and the Statutory Auditors' special report, and pursuant to the provisions of the Commercial Code, and notably Article L. 225-129 III, paragraph three thereof, as well as Articles L. 225-148, L. 225-150 and L. 228-93:

1) Hereby delegates to the Management Board all powers necessary to execute a share capital increase, on one or more occasions, in the proportions and at the times deemed appropriate by it, both in France and abroad, through the issuance:
- by the Company of stock with or without stock warrants, autonomous warrants and/or marketable securities exchangeable or redeemable immediately, in the future, at any time or on fixed dates, for shares of the Company by subscription, conversion, exchange, redemption, presentation of a warrant or by any other method, notably bonds with share warrants or convertible bonds, excluding preferred stock or investment certificates. The stock may be issued as consideration for shares tendered to the Company pursuant to a share purchase or exchange offer or a combination thereof according to the terms set forth at Article L. 225-148 of the Commercial Code,
  - by companies of which it owns over half the share capital, either directly or indirectly, and with its approval:
  - either bonds with warrants for stock of the Company,

- or marketable securities entitling the holder to the allocation of Company shares by conversion, exchange, redemption, presentation of a warrant or by any other means at any time or on fixed dates.

2) Hereby resolves that the total nominal amount of any capital increases made immediately or in the future under this authorisation may not exceed two hundred million euros plus the nominal amount of any additional shares to be issued by law and in accordance with contractual stipulations to preserve the rights of the bearers of marketable securities exchangeable or redeemable for Company shares. This limit applies to the total nominal amount of the capital increase set by the fourteenth resolution presented at the General Shareholders Meeting.

3) Hereby resolves that the total nominal amount of the aforementioned warrants and/or marketable securities likely to be issued under this authorisation, either in euros or in foreign currency, or in any other unit of account established in reference to a set of currencies, may not exceed six billion euros or the exchange value of such amount. This limit applies to the total nominal amount of the warrants and/or marketable securities set by the fourteenth resolution presented at the General Shareholders Meeting.

4) Hereby resolves to cancel the shareholders' pre-emptive subscription rights to the shares, warrants and/or marketable securities subject of this authorisation, while, however, leaving the option to the Management Board to grant to shareholders for a period and under terms to be set by it for all or part of an issuance, a preferential deadline which shall not give rise to the issuance of negotiable rights.

5) Hereby notes that, as need be, this authorisation shall automatically entail the express waiver by the shareholders in favour of the bearers of the shares issued, of their pre-emptive subscription rights to any shares exchangeable or redeemable for the shares issued; the Meeting hereby further resolves to cancel the shareholders' pre-emptive subscription rights to any shares issued by converting convertible bonds or by exercising warrants.

6) Hereby resolves that for issuances in cash, the sum returned or to be returned to the Company for each of the shares issued or likely to be issued under this authorisation, shall be at least equal to the minimum value set by the laws in effect at the time of exercise under this authorisation, which is currently governed by Article L. 225-136 of the Commercial Code, provided that in the event that autonomous stock warrants are issued for Company stock, the sum received by the Company at the time of the warrant subscriptions is factored into the calculation.

The General Shareholders Meeting grants full powers to the Management Board, with the authority to delegate to its Chairman, to implement this authorisation under the terms set by law, notably:

– to set the terms for the issuance(s) with the approval of the competent corporate bodies of any subsidiaries,

– to determine the amount to be issued, the issuance price and the amount of any issuance premium requested,

– to set the dates and terms of the issuance, the type and form of the shares to be issued, to set the coupon for debt securities which may or may not be in the form of subordinated or fixed term securities, as well as the redemption method, including by exchange, or payment through any assets or securities, the fixed or variable redemption price thereof, with or without premium,

– to determine the method for paying in full for any shares and/or securities issued,

– if necessary, to set the terms for exercising the rights associated with the securities issued and to be issued, and notably to set the date on which the new shares will begin to bear interest, together with any other terms or conditions for carrying out the issuance,

– to set the terms for the buyback or exchange of any shares issued or to be issued.

– to allow for the option of suspending the exercise of the rights attached to such shares for a period not to exceed three months,

– to set the terms under which the rights of the holders of any marketable securities exchangeable or redeemable in the future for shares of the Company can be preserved as required by law, regulations and contractual stipulations.

- to decide, as the case may be, in the order to be determined by it, that any balance of the issuance not subscribed will be distributed, on its initiative, in full or in part, or that the amount of the issuance will be limited to the amount of the subscriptions,

- more specifically, in the event of shares issued in payment for any shares contributed under a public exchange offer:

- to draw up a list of any shares contributed in the exchange,
- to set the issuance terms and conditions, the par rate of exchange and the amount of any stub to be paid out,
- to determine the issuance terms under various forms of public offerings,
- solely on its own initiative, to charge the cost of any capital increases to the amount of the premiums related thereto and to withhold from such amount any sums necessary to raise the legal reserve to one tenth of the new equity capital after each increase,
- in general, to enter into any agreement, notably to successfully execute the issuance or issuances considered, to take any steps and complete any formalities required for the issuances and for the service of the stock issued under this authorisation and for exercising any rights attached thereto, to report any capital increases executed under this authorisation and to amend the Articles of Association accordingly.

The General Shareholders Meeting hereby cancels the unused portion of the global authorisation for the same purpose granted to the Management Board by the Extraordinary General Shareholders Meeting held on May 21, 2002.

This authorisation is granted to the Management Board for a period of twenty-six months from the date of this Meeting.

Sixteenth resolution

(Authorisation for the purpose of a capital increase by issuance, without pre-emptive subscription rights, of shares, warrants and/or marketable securities exchangeable or redeemable, immediately or in the future, for Company shares reserved for a given category of beneficiaries)

The General Shareholders Meeting, acting as an Extraordinary General Meeting, after reviewing the report by the Management Board and the Statutory Auditors' special report, and pursuant to the provisions of Article L. 225-138 II of the French Commercial Code, specifically paragraph two:

1) Hereby delegates to the Management Board all powers necessary to execute a share capital increase, on one or more occasions, for a maximum nominal amount of fifty million euros, bearing in mind that this limit applies to the total nominal amount of the capital increase set by the fourteenth resolution presented at the General Shareholders Meeting,

a) through the issuance of new shares with or without stock warrants, to be subscribed to in cash or backed by receivables with or without premiums;

b) through the issuance of marketable securities other than shares entitling the holder, either directly or indirectly, by conversion, exchange, redemption, presentation of a warrant or by any other method, to the allocation of shares at any time or on fixed dates;

c) through the issuance of stock warrants to be subscribed to in cash or allocated without charge, provided that these warrants may be issued alone or backed by marketable securities as described in section b above issued simultaneously;

d) through the simultaneous launch of these issuances.

The maximum nominal amount of the marketable securities representing Company receivables that may be issued under this resolution may not exceed one billion two hundred and fifty million euros or the equivalent of this amount in foreign currencies or any other accounting unit established by reference to a set of currencies. This limit applies to the total nominal amount of the warrants and/or marketable securities set by the fourteenth resolution presented at the General Shareholders Meeting.

2) Hereby resolves to cancel shareholders' pre-emptive subscription rights to the marketable securities subject of this resolution and to reserve the right to subscribe to them to (a) qualified investors as defined by Article L. 411-1 of the French Monetary and Financial Code and Decree No. 98-880 of October 1, 1998 and (b) any other investor equivalent to those referred to in (a) under foreign law.

3) Hereby notes that this authorisation shall entail the express waiver by the shareholders of their pre-emptive subscription rights to any shares exchangeable or redeemable for the shares issued in favour of the bearers of marketable securities exchangeable or redeemable for Company shares; the Meeting further resolves to cancel the shareholders' pre-emptive subscription rights to any shares issued by converting bonds or by exercising warrants.

4) Hereby resolves that the Management Board shall draw up the exact list of beneficiaries within the category of the aforementioned category of beneficiaries in favour of which the pre-emptive subscription right was cancelled and shall

define the characteristics, amount and procedures pertaining to any issuance and the payment terms for the securities issued. It shall notably determine the number of shares to be issued in favour of each beneficiary and set the subscription price and coupon date of said securities, in consideration of the indications provided in its supplementary report, provided that the sum returned or to be returned to the Company for each of the shares issued under this authorisation, after accounting for the issuance price of autonomous warrants where applicable, is at least equal to the average weighted share price based on trading volumes three days preceding the issuance and adjusted for differences in coupon dates where applicable, less any discounts of a maximum of 5%.

5) Hereby resolves that, in addition to the amount of fifty million euros set in paragraph 1), shall be added the amount of additional capital increases, required to reserve the rights of holders of marketable securities and warrants that are in any way exchangeable or redeemable for Company shares.

6) Hereby resolves that, in accordance with the law, the Management Board shall have all powers, with the power to delegate under the terms defined by the law,

(a) to implement this resolution, namely to proceed with and report on the aforementioned issuances resulting in a capital increase, proceed with the corresponding amendment to the articles of association, draw up the supplementary report required by law, execute any formalities and declarations and request any authorisations which may be necessary in order to execute these issuances,

(b) to suspend the exercise of the rights to shares allocation attached to marketable securities issued within a timeframe of less than three months and set the terms under which the rights of the holders of any marketable securities exchangeable or redeemable for shares shall be maintained, in accordance with legal and regulatory provisions and contractual stipulations,

(c) to take any necessary measures and execute, where applicable, any formalities required to trade the securities issued on regulated markets, charge issuance fees to the amount of premiums related to capital increases and deduct from these premiums the amounts that must be transferred to the legal reserve, i.e. one tenth of the capital increase,

(d) in the case of an issuance of marketable securities representing receivables that may be exchanged or redeemed for shares, notably in deciding whether or not to classify them as subordinate shares, to establish their interest rate and currency, whether their maturity is indefinite (where applicable), the fixed or variable redemption price thereof with or without a premium, the amortisation method based on the terms under which these shares may be exchanged or redeemed for Company shares,

(e) in the case of an issuance of marketable securities that may be exchanged or redeemed for shares, to purchase these securities on regulated or OTC markets, whether or not with the purpose of their cancellation, in accordance with the legal provisions in effect.

This authorisation is granted to the Management Board for a period of two years from the date of this Meeting.

Seventeenth resolution

(Authorisation to increase the share capital by issuing, without pre-emptive subscription rights, shares or share equivalents reserved for employees and former employees belonging to an Employee Saving Scheme)

The General Shareholders Meeting, acting as an Extraordinary General Meeting, after reviewing the report by the Management Board and the Statutory Auditors' special report, hereby authorises the Management Board to execute, solely by its own decision, on one or more occasions, under the terms provided by the law, notably Articles L. 225-138 and L. 225-129 VII of the Commercial Code and Articles L. 443-1 et seq. of the Labour Code, a share capital increase in a nominal amount not to exceed € 4,800,000, by issuing shares or share equivalents reserved to the employees or former employees of the Company or affiliates, pursuant to the terms described in Article L. 233-16 of the French Commercial Code, belonging to an Employee Savings Scheme established for such purpose.

The total number of shares that can be subscribed to under the terms of this authorisation may not exceed 1,200,000.

The General Shareholders Meeting hereby resolves that this authorisation automatically entails cancellation of the shareholders' pre-emptive subscription rights to any shares or share equivalents issued in favour of the aforementioned employees and former employees for whom they are reserved.

The share subscription prices will be set at a minimum of 80% of the average price quoted for the Company's shares on the Euronext Paris SA Premier Marché, over the twenty trading session prior to the day on which the Management Board determines the opening date for subscriptions.

Pursuant to Article L.443-5 of the Labour Code, the General Shareholders Meeting hereby resolves that the Management Board may award free shares or share equivalents under the legal and regulatory provisions in effect.

Each capital increase will be in an amount equal to the value of shares subscribed to by employees and former employees, individually or through the company's closed-end or open-end funds governed by article L 214-40-1 of the French Monetary and Financial Code.

The General Shareholders Meeting grants full powers to the Management Board to:

– set the subscription price or prices of the shares to be issued and the coupon date,
– determine the companies and employees and former employees concerned,
– determine the characteristics and terms of issuance of securities convertible into shares,
– decide whether or not the shares can be subscribed to directly by the employees and former employees belonging to an Employee Savings Scheme or through an Employee Share Savings Fund or variable capital investment company governed by Article L. 214-40-1 of the Monetary and Finance Code,
- set the dates, deadlines and other terms and conditions for any issuances to be made,
- report the completion of any capital increases,
- charge the cost of any capital increases to the amount of the premiums related thereto,
- proceed with any corresponding amendments to the Articles of Association, apply for the listing of the securities issued and in general take any decisions, enter into any agreements and execute any and all formalities.

This authorisation is given for a period of twenty-six months from the date of this Meeting.

Eighteenth resolution
(Powers)

The General Shareholders Meeting, acting as an Extraordinary General Meeting, hereby grants full powers to the bearer of a copy or an excerpt of the minutes of this meeting to execute all legal publication formalities.

Company name and registered office

Company name: Pinault-Printemps-Redoute

Registered office: 10 avenue Hoche - Paris 75008 - France

Legal form

Société anonyme (public limited company) with a Management Board and Supervisory Board governed by the Code de Commerce (French Commercial Code).

Applicable law

French law.

Date of incorporation and term

The Company was incorporated on June 24, 1881 for a period of 99 years. This period was extended to May 26, 2066 by the Extraordinary General Meeting held on May 26, 1967. The Company may be wound up in advance or its term may be extended, subject to shareholder approval at the Extraordinary General Meeting.

Corporate purpose

The Company's corporate purpose is as follows:

- to purchase and to sell, on a retail or wholesale basis, directly or indirectly, by any appropriate method and using any and all existing or future techniques, any and all goods, products, produce and services,
- to create, acquire, lease, operate or sell, directly or indirectly, any and all facilities, stores or warehouses used for the sale, on a retail or wholesale basis, directly or indirectly, by any appropriate method and using any and all existing or future techniques, of any and all goods, products, produce and services,
- to manufacture or produce, directly or indirectly, any and all goods, products or produce for business purposes,
- to provide any and all services, directly or indirectly,
- to purchase, use or sell any and all real estate that may be used in the business,
- to create any and all trading, non-trading, industrial, financial, securities, real estate, service or other ventures, to acquire interests in such ventures by any appropriate method including subscription to a share issue, acquiring shares in exchange for assets or by way of a merger, and to manage these interests,
- and generally to carry out any and all trading, non-trading, industrial, financial, real estate or securities transactions and perform any and all services related directly or indirectly to the above purposes or any similar, complementary or related purposes or any purposes that may contribute to the implementation or furtherance of the above-mentioned purposes.

Corporate purpose (Article 5 of the Articles of Association)

Incorporation details

552 075 020 RCS Paris
APE business identifier code: 741J

Consultation of official legal documents

The articles of association, minutes of general shareholders' meetings and other official company documents may be consulted at the Company's registered office, in compliance with legal regulations.

Fiscal year

The Company's fiscal year begins on January 1 and ends on December 31 of the same year.

Appropriation of income

One-twentieth of net income for the year, less any losses brought forward from previous years, is allocated to the "legal reserve". This allocation is no longer required when it reaches one-tenth of the Company's share capital.

Income available for distribution corresponds to net income for the year less any losses brought forward from previous years, any transfer made to the legal reserve as explained above and any amounts to be transferred to reserves in accordance with the law plus any unappropriated retained earnings brought forward from the previous year. Appropriation of this amount is decided at the Annual General Meeting based on recommendations made by the Management Board. The Annual General Meeting may decide to carry forward all or part of the amount to the following year, or to appropriate all or part of the amount to extraordinary, general or special reserves to be used for the purposes specified at the Annual General Meeting.

Any balance remaining after these appropriations is distributed to shareholders.

The Annual General Meeting, based on Company results, may decide to grant each shareholder the option to receive all or part of the final dividend or any interim dividends in the form of cash or shares.

(Article 22 of the Articles of Association)

Dividends not claimed after five years are paid over to the French State.

General Meetings – Double voting rights

General Meetings of shareholders are called by the Management Board or the Supervisory Board and conduct business in accordance with the law.

Meetings are held at the Company's registered office or at any other venue specified in the notice of meeting.

All shareholders are entitled to participate in General Meetings in person or by proxy, in accordance with the law, upon presentation of proof of identity and proof of ownership of shares. Ownership of registered shares is evidenced by an entry in the Company's share register, recorded no less than three clear days before the date of the meeting. Under current regulations, holders of bearer shares are required to obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account up to the date of the Meeting. The certificate must be filed at the address indicated in the notice of meeting, no less than three clear days before the date of the meeting. Shareholders may, at the discretion of the Management Board, attend meetings by videoconference or other means of telecommunication that enable them to be identified as required by current regulations. Shareholders may also cast votes through the post, by returning the duly completed postal voting form to the Company as required by current regulations. For postal votes to be taken into account, the Company must receive the corresponding form at least three days prior to the date of the meeting. The Management Board may, however, reduce this deadline to the benefit of all shareholders. Shareholders living outside France may appoint a proxy in accordance with current regulations.

General Meetings are chaired by the Chairman of the Supervisory Board or, in his or her absence, by the member of the Supervisory Board designated to chair the meeting. If no member of the Supervisory Board is designated, the General Meeting will elect its own chairman.

The minutes of the meeting are drawn up and their copies certified and delivered in accordance with the law.

Fully paid-up shares that have been registered for at least two years in the name of the same holder carry double voting rights at all General Meetings.

Double voting rights may be cancelled at any time by decision of the Extraordinary General Meeting, ratified by a special meeting of holders of shares with double voting rights.

(Article 20 of the Articles of Association)

Pursuant to the relevant legislation, double voting rights may be cancelled for any share converted to bearer ownership or in the event of a transfer of ownership except in the case of a transfer following inheritance, liquidation of goods between spouses, or donation between living family members (spouse or relative).

The legal and regulatory disclosure thresholds apply. No specific disclosure thresholds are set in the Company's Articles of Association.

The Company is authorised to obtain details of the identity of holders of shares carrying immediate or future voting rights at General Meetings, as provided for by law.

(Article 7 of the Articles of Association)

In addition to the voting rights attached to shares in accordance with the law and the provisions of Article 20 of the articles of association, each share carries entitlement to a fraction of net assets pro rata to the number and par value of existing shares, as well as a fraction of earnings net of any deductions made in application of the law or the articles of association, and any liquidation surplus.

In order to ensure that the same net amount is paid on each share, without distinction, and to allow all the shares to be quoted on the same line, the Company pays any proportional taxes levied on some shares but not on others, in connection with the dissolution of the Company or a reduction in capital, except in cases where this is not allowed by law. Proportional taxes will not be paid by the Company, however, if they are levied equally on all shares in the same class, in the event that several classes of shares carrying different rights are issued and outstanding.

In all cases where it is necessary to hold several shares in order to exercise a right, shareholders who do not own the required number of shares will be personally responsible for either acquiring the necessary additional shares or transferring their shares to another holder.

(Article 8 of the Articles of Association)

In the event of liquidation of the Company, the reserves remaining after repayment of the par value of the shares will be allocated among the shareholders pro rata to their respective interests in the capital.

(Article 24 of the Articles of Association)

Changes in the Company's share capital and the rights attached to shares are governed by the relevant provisions of the law and the specific provisions of the articles of association summarised below.

Article 17 of the articles of association stipulates that under the Company's internal rules, decisions by the Management Board to issue shares and share equivalents require prior approval by the Supervisory Board.

Share capital at December 31, 2003

At December 31, 2003, the Company's share capital amounted to €489,627,920 divided into 122,406,980 shares with a par value of €4 each, all fully paid up. The number of voting rights at the same date totalled 160,955,986.

On the same date, to the best of the Company's knowledge:

- the members of the Supervisory Board and the Management Board held, directly, 2.5% of the share capital representing 3.7% of the voting rights;
- 6,385,612 shares were held as treasury stock for allocation under stock option plans or in connection with the share buyback programme. None of the Company's shares were held by consolidated companies.

	2003			2002		2001	
	Number of shares	% interest	% voting rights(1)	% interest	% voting rights(1)	% interest	% voting rights(1)
Artémis Group	51,616,206	42.2	56.8	42.2	57.0	42.2	55.4
Guilbert-Cuvelier	3,048,140	2.5	3.8	2.5	3.7	2.5	3.7
Pinault-Printemps-Redoute	6,385,612	5.2		4.7	-	1.1	-
Employees	888,342	0.7	0.7	0.8	0.7	0.7	0.5
Public	60,468,680	49.4	38.7	49.8	38.6	53.5	40.4
Total	122,406,980	100	100	**100**	**100**	**100**	**100**

Artémis is fully owned by Financière Pinault, itself majority owned by the Pinault family.
There is no treasury stock at subsidiaries.

(1) Shares held for more than two years in the account of a single shareholder benefit from double voting rights (see General Information - General Meetings)


Employee shareholders 0.7%
French institutional investors 20.3%
Artémis 42.2%
Non-French institutional investors 18.3%
Treasury stock 5.2%
Individual shareholders 10.8%
Guilbert-Cuvelier 2.5%

Source: TPI.

At December 31, 2003, the Group's share ownership structure comprised 159,733 individual shareholders, versus 180,000 in 2002, representing 10.8% of the share capital. Institutional investors own 38.6% of the share capital, of which 18.3% is held by non-residents (representing 31.7% of the float).

Among the international institutional investors, the United States holds 49%, Continental Europe 32% (of which Germany 7%, Italy 6.8%, Luxembourg 6.1%) and the United Kingdom 15.4%.

Pinault-Printemps-Redoute holds 5.2% of the share capital. The main changes on the previous year include the increase of nearly 3 points in the percentage of non-resident investors and the associated decline in the number of individual shareholders. *(Source: Identifiable bearer securities at December 31, 2003)*

At March 1, 2004	% share capital	% voting rights
Artémis Group	42.2	56.7
Guilbert-Cuvelier	2.5	3.8
Pinault-Printemps-Redoute	5.1	-
Employees	0.7	0.7
Public	49.5	38.8
Total	**100**	**100**

To the Company's knowledge, there are no other shareholders directly or indirectly or jointly holding 5% or more of the share capital or voting rights.

The Pinault-Printemps-Redoute share

Financial centre	Paris
Market	Premier marché
Benchmark index	CAC 40
IPO	October 25, 1988 on the Second Marché February 9, 1995 on the CAC 40
Number of shares	122,406,980
Codes	ISIN: FR 0000121485 Reuters: PRTP.PA Bloomberg: PPFP

Share performance in 2003

Performance of the Pinault-Printemps-Redoute share compared with the CAC 40 index in 2003


In €
100
90
80
70
60
50
40
30
+16.1%
CAC 40
+9.3%
Pinault-Printemps-Redoute
January
February
March
April
May
June
July
August
September
October
November
December

Source: Fininfo.

After a particularly gloomy stock market year in 2002, the markets picked up in 2003, with a rise of 16.1% for the CAC 40, 13.6% for the FTSE, 25.3% for the Dow Jones and 50% for the Nasdaq.

Over the year, the Pinault-Printemps-Redoute share price climbed by 9.3%. Over the first few months of 2003, the Pinault-Printemps-Redoute share fell by 36.4% to hit a historic low of €44.5 on March 12, 2003. This drop was mainly due to international tension, the SARS epidemic and the decline of the dollar against the euro. The share price has since recovered by 72.2%, outperforming the CAC 40 by 24.1%. This excellent performance reflects the gradual removal of the strategic and financial uncertainty which had weighed on the share for most of 2002. The Group's strategy to refocus on the Retail and Luxury Goods sectors was well received by the markets, which now perceive greater visibility on the share. This strategic shift is now well underway, affording the Group greater cohesion, organic growth potential, higher profitability and a significantly improved capital structure.

At March 12, the share price had risen by 8% since the beginning of the year, compared with a 3% increase in the CAC 40 index.

Stock market price and trading volumes

	1999	2000	2001	2002	2003
High (€)	264.8	268.0	235.3	154.7	88.9
Low (€)	134.4	185.2	97.1	53.9	44.5
Price at 31.12 (€)	262.0	228.9	144.6	70.1	76.7
Market capitalisation at 31.12 (€M)	31,225	27,189	17,698	8,580	9,382
Average daily trading volume	269,666	273,786	428,865	650,232	671,756
Number of shares at 31.12	119,181,100	118,779,305	122,394,480	122,394,480	122,406,980

Source: Euronext Paris SA, Fininfo.

Listed securities of the Group at December 31, 2003

Shares	ISIN Code	Bonds	ISIN Code
Paris Stock Exchange (SRD)		PPR indexed January 2005	FR 00 00 208 704
Pinault-Printemps-Redoute	FR 00 00 121 485	PPR 5.20% May 2005	FR 00 00 209 181
Rexel	FR 00 00 125 957	PPR 5% January 2005	FR 00 10 002 121
New York Stock Exchange		PPR EURIBOR June 2004	FR 00 00 486 615
Gucci NY	US 40 15 661 048	Rexel 4.80% August 2004	FR 00 00 209 744
Amsterdam Stock Exchange			
Gucci	NL 00 00 359 552	Rexel indexed May 2008	FR 00 00 209 009
		Convertible bonds	**Code ISIN**
		PPR OCEANE coupon 1.5% January 2007	FR 00 00 188 047
		PPR OCEANE coupon 2.5% January 2008	FR 00 00 103 053

OCEANE: Bonds convertible into new shares and/or exchangeable for existing shares.

Stock market statistics

Pinault-Printemps-Redoute share

2002	Price (€)				Volume		
					Average daily trading volume	volume	
	average	high	low	Monthly change		(€M)	(No. of shares)
January	135.1	154.7	117.5	-17.2%	552,170	1,613	12,147,748
February	117.1	123.7	109.5	+1.0%	660,024	1,533	13,200,486
March	130.9	137.3	120.5	+12.3%	466,249	1,224	9,324,970
April	128.5	136.6	123.8	-7.2%	457,529	1,235	9,608,105
May	127.3	135.5	120.8	+5.0%	426,346	1,202	9,379,620
June	124.6	136.0	115.3	-9.2%	678,125	1,688	13,562,494
July	92.8	123.8	75.0	-25.9%	1,053,283	2,209	24,225,509
August	80.7	94.0	68.0	-6.2%	834,767	1,529	18,364,867
September	75.8	87.9	61.0	-23.4%	727,521	1,168	15,277,943
October	65.8	83.8	53.9	+26.3%	798,230	1,228	18,359,279
November	82.8	92.6	73.1	+10.1%	575,712	1,026	12,089,951
December	77.1	94.1	66.1	-21.2%	513,404	791	10,268,083
2002 average	**103.2**	**116.7**	**92.0**	**-4.6%**	**650,232**	**1,371**	**13,817,421**

2003	Price (€)				Volume		
					Average daily trading volume	volume	
	average	high	low	Monthly change		(€M)	(No of shares)
January	67.3	74.6	61.4	+0.0%	549,997	809	12,099,936
February	63.6	71.0	54.5	-15.1%	469,815	583	9,396,302
March	51.7	60.3	44.6	-20.8%	698,014	782	14,658,303
April	54.6	63.0	45.6	+32.8%	661,958	721	13,239,154
May	66.8	72.5	60.0	+12.7%	1,058,508	1,457	22,228,659
June	67.7	73.0	63.1	-7.0%	675,917	958	14,194,256
July	67.0	72.3	61.8	+9.7%	627,258	961	14,426,924
August	73.1	79.9	68.4	+8.8%	614,457	959	12,903,595
September	76.8	85.1	69.8	-9.9%	695,796	1,194	15,307,503
October	79.4	88.2	70.0	+24.3%	647,900	1,194	14,901,701
November	82.9	88.9	78.2	-6.7%	830,824	1,377	16,616,476
December	78.0	83.4	74.7	-6.3%	539,281	885	11,324,901
2003 average	**69.1**	**76.0**	**62.7**	**1.9%**	**671,756**	**990**	**14,274,809**

2004	Price (€)				Volume		
					Average daily trading volume	Volume	
	average	high	low	Monthly change		(€M)	(No. of shares)
January	80.8	85.2	75.8	+5.7%	512,616	872	10,764,931
February	82.6	87.8	79.1	+7.2%	452,132	750	9,042,639

Source: Euronext.

OCEANE

OCEANE Pinault-Printemps-Redoute, coupon 1.5% December 2001

	Price (€)			Volume		
				Average daily trading volume	Volume	
	Average	high	low		(€M)	(No. of shares)
November / December 2001	177.1	184.0	165.7	3,940	28.0	157,582
January / March 2002	167.1	180.0	155.1	3,100	32.8	192,194
April / June 2002	165.1	172.0	155.1	523	5.3	31,916
July / September 2002	156.6	166.0	150.0	3,792	38.5	246,467
October / December 2002	161.9	169.7	157.0	4,805	49.9	307,533
January / March 2003	161.3	163.5	152.1	4,010	30.5	188,473
April / June 2003	160.2	163.2	146.9	36,203	100.2	615,457
July / September 2003	157.0	158.0	156.0	19	0.0	56
October / December 2003	160.8	162.0	160.0	2,016	1.6	10,079

Source: Fininfo.

OCEANE Pinault-Printemps-Redoute, coupon 2.5%, May 2003

	Price (€)			Volume		
				Average daily trading volume	Volume	
	Average	high	low		(€M)	(No. of shares)
May / June 2003	92.9	95.6	86.4	5,317	10.3	111,650
July / September 2003	93.9	101.0	89.1	5,403	22.5	243,126
October / December 2003	98.1	102.4	93.5	3,676	18.4	187,485

Source: Fininfo.

Financial communications policy

Pinault-Printemps-Redoute's financial communications focuses on transparent information. Its initiatives are targeted and tailored to provide its different audiences, individual shareholders and the financial community, with messages suited to their respective needs, while respecting the recommendations of the AMF (French Financial Market Authorities) in terms of equal access to information.

Individual shareholders

Individual shareholders have access to a number of media and tools for updates on Group news and share performance, including the *Shareholders' Newsletter*, published twice a year, the dedicated website *www.pprfinance.com*, the Shareholders' hotline (+33(0)1.45.64.61.22), legal announcements in the financial press, the Annual Report and site visits. In 2003, the Group enhanced the quality of these media, with a complete overhaul of its website and *Shareholders' Newsletter*. The seven site visits provided around 160 shareholders with the opportunity to discover the inner workings of the Company, including the new Conforama store in Colombes (outskirts of Paris), the warehouse where orders are prepared for the Daxon and Edmée catalogues in Leers near Roubaix (Redcats Group), Redcats' La Martinoire Logistics Centre in Roubaix and the Fnac Junior store in Lille. In 2004, the Group intends to organise visits to Fnac's test and trial laboratory and Printemps de la Beauté in Paris.

Financial community

The Group maintains close relations with the French and international financial community. It meets with any investor or analyst who requests an appointment. A number of communication initiatives are designed to keep the financial community informed on the performance of its businesses, its strategy and its outlook. Pinault-Printemps-Redoute has expanded its communication by organising conference calls at the release of quarterly figures and large meetings to present its annual and half-yearly results. Day-long workshops provide financial analysts with the opportunity to take an in-depth look into the Group's businesses. In 2003, these theme-based workshops offered analysts a deeper insight into the world of Gucci Group, Redcats, Fnac and Conforama. On a regular basis, Pinault-Printemps-Redoute also participates in industry conferences organised by major banks. The Group goes to meet investors at roadshows organised in major financial capitals. In 2003, in addition to a number of meetings held in Paris, senior management staff members participated in events in Europe (London, Milan, Frankfurt), the United States (New York, East and West coast) and Japan (Tokyo).

2004 Financial Calendar	
First quarter sales	April 20, 2004
Annual General Meeting	May 25, 2004
Second quarter sales	July 20, 2004
First half 2004 results	September 2, 2004
Third quarter sales	October 19, 2004

Pacts and agreements

■ To the best of the Company's knowledge, there are no agreement clauses involving shares or voting rights that should have been disclosed to the *Conseil des Marchés Financiers* (Financial Markets Council) in accordance with section L.233-11 of the Code de Commerce (French Commercial Code).

■ On September 10, 2001, Pinault-Printemps-Redoute signed a Settlement and Stock Purchase Agreement with LVMH Moet Hennessy-Louis Vuitton S.A. and Gucci Group NV (the Transaction Agreement) and (ii) an Amended and Restated Strategic Investment Agreement with Gucci Group (the "RSIA").

These agreements were submitted to the SEC on September 12, 2001 in accordance with US legislation. Under these agreements:

Pinault-Printemps-Redoute acquired 8,579,337 shares in Gucci Group from LVMH at $94 per share, bringing its stake in Gucci Group to 53.2%.

Under the terms of the RSIA, half of the Gucci Group Supervisory Board is made up of members appointed by Pinault-Printemps-Redoute. The other half, comprised of independent members, appoint the Chairman of the Board, who does not have a casting vote. At Gucci Group, strategic decisions, notably investments and sales for amounts of $50 million or more, are taken on the recommendation of the Finance Committee (in which Pinault-Printemps-Redoute holds a majority), unless a 75% majority of the Supervisory Board is required.

Pinault-Printemps-Redoute undertakes to bid ("the bid") for Gucci Group shares on March 22, 2004 at a price of $101.50 per share, for payment on April 30, 2004 at the latest. At the end of the bid period, if the number of Gucci Group shares not included in the bid is lower than whichever is greater of (i) 15% of the Gucci shares issued or (ii) 15 million Gucci Group shares, Pinault-Printemps-Redoute will be required to extend the bid period under the terms of applicable stock market legislation, and the RSIA would become null and void.

The terms of the bid may only be modified in the event of a force majeure, regulatory requirements or adjustment of the price by independent Board members due to an exceptional dividend.

At the Annual General Meeting on July 16, 2003, Gucci Group shareholders approved the payment of an exceptional dividend of €13.50 per share via a return on equity on October 2, 2003. In accordance with the provisions of the RSIA, independent Gucci Group Board members adjusted the price of the bid by $15.98 per share, which represents the equivalent of €13.50 in US$ based on the exchange rate on the day of payment (October 2, 2003) published by the European Central Bank, i.e. €15.78, plus the interest rate in US$, calculated by applying 2.15% (representing the 3-month Libor on October 2, 2003 in US$ plus 100 basis points) to $15.78 for the period from October 2, 2003 to April 30, 2004, i.e. $0.20. Following this adjustment, and in line with the RSIA, the price per share of the bid was set at $85.52 per share.

On February 16, 2004, Gucci Group announced that, following notification to the Financial Market Authorities of the Netherlands, the documents relating to the bid will be submitted to the US Securities and Exchange Commission and will be available in the Netherlands as of April 1, 2004. The documents relating to the bid were initially scheduled for release on March 22, 2004, but it was decided that Gucci shareholders would be better informed as to the bid following the release of Gucci's 2003 results, scheduled for April 1, 2004. The expiry date of the bid is planned prior to April 29, 2004, with payment by Pinault-Printemps-Redoute to custodians on April 30, 2004.

Pinault-Printemps-Redoute may not sell Gucci Group shares without the consent of the independent Board members until the end of the bid period. Between November 22, 2003 and the end of the bid period, Pinault-Printemps-Redoute may only acquire shares in Gucci under the terms of the bid. Before November 22, 2003, Pinault-Printemps-Redoute had the option of increasing its stake in Gucci Group to as much as 70%, provided that the non-Pinault-

Printemps-Redoute group investment in Gucci Group was never less than 30 million shares.

At December 31, 2003 Pinault-Printemps-Redoute's stake in Gucci stood at 67.58%.

Lastly, the RSIA specifies measures aimed at preserving the independence of Gucci Group's management and a non-competition agreement with the Pinault-Printemps-Redoute group.

Changes in share capital

Year	Description	Premium	Change in share capital	New share capital (at December 31)	New number of common shares
2003	Exercise of options	€379,266	€50,000		12,500 (1)
		€379,266	€50,000	€489,627,920	122,406,980 (1)
2002	-	-	-	€489,577,920	122,394,480 (1)
2001	Conversion of share capital into euros, increase in par value to €4		€113,009,005		
	Exercise of options	€2,308,163	€172,449		55,000 (1)
	Conversion of OCEANE (bonds convertible and/or exchangeable for existing shares)	€485,783,887	€14,240,700		3,560,175 (1)
		€488,092,050	€127,422,154	€489,577,920	122,394,480 (1)
2000	Issuance of shares reserved for employees	FRF 876,562,559	FRF 15,984,160		799,208 (2)
	Exercise of options	FRF 2,234,000	FRF 100,000		5,000 (2)
	Cancellation of shares	- FRF 1,794,240,942	- FRF 24,120,060		-1,206,003 (2)
		- FRF 915,444,383	- FRF 8,035,900	FRF 2,375,586,100	118,779,305 (2)
1999	*Issuance of shares (Guilbert Public Exchange Offer)*	FRF 1,537,523,081	FRF 24,120,060		1,206,003 (2)
	Exercise of options	FRF 94,409,842	FRF 10,750,140		537,507 (2)
		FRF 1,632,032,923	FRF 34,870,200	FRF 2,383,622,000	119,181,100 (2)

(1) Shares with a par value of €4.
(2) Shares with a par value of FRF 20.

At March 1, 2004, the share capital remained unchanged.

The share capital may be increased by:

- 13,504,828 shares (11.03% of the capital) through requests to convert, if the Company chooses this option, bonds (OCEANE) issued in 2001 and 2003 (conversion or exchange parity: one share for one bond. The 1999 issue of bonds (OCEANE), which was redeemed in early January 2003, no longer entitles holders to a conversion or exchange. The main characteristics of these issues appear in Note 22.4 of the consolidated financial statements;
- 1,338,816 shares (1.09% of the share capital) through the exercise of stock options as part of the stock option plans (see table below).

Share pledges

At December 31, 2003, 19,193,400 Pinault-Printemps-Redoute shares held by registered shareholders were pledged to various lenders.

Pledges at December 31, 2003

Name of registered shareholder	Beneficiary	Start date of pledge	Expiry of pledge	Terms of exercise of the pledge	Number of shares pledged by the issuer	% of share capital pledged by the issuer
Artémis SA	Crédit Industriel et Commercial	02.12.1996	Indefinite	(1)	360,900	0.3%
Artémis SA	Crédit Agricole Indosuez	31.01.2000	Indefinite	(1)	1,800,000	1.5%
Artémis SA	Crédit Lyonnais	08.06.2000	Indefinite	(1)	7,800,000	6.4%
Artémis SA	C.A. Indosuez-Crédit Lyonnais-ING Barings(2)	18.05.1998	Indefinite	(1)	7,690,000	6.3%
Artémis SA	Crédit Agricole Indosuez	06.08.2001	31.05.2004	(1)	542,500	0.4%
Artémis SA	Crédit Lyonnais	15.12.2003	14.04.2004	(1)	1,000,000	0.8%
Total					19,193,400	15.7%

(1) Full repayment or payment of the loan.
(2) And other financial institutions.

Authorised, unissued share capital, commitments to share capital increases (at February 15, 2004)

The Management Board is authorised to carry out the following securities issues, pursuant to resolutions adopted at the Extraordinary General Meeting:

Type of issue	Maximum number of notes or shares	Maximum capital increase	Date of the authorisation	Duration of the authorisation
Capital increase via share issue with pre-emptive subscription rights, equity notes and/or other share equivalents convertible either immediately or in the future into company shares through capitalisation of reserves, earnings or additional paid-in capital(1).	€6 billion	€200 million	EGM of May 21, 2002	26 months
Capital increase via issue of shares, equity warrants and/or share equivalents without pre-emptive subscription rights, convertible either immediately or in the future into company shares and which can be used in payment of securities tendered in a public exchange offer(2).	€6 billion	€200 million	EGM of May 21, 2002	26 months
Share issues reserved for Group employees, for an amount of 1,200,000 shares(1).		€4.8 million	EGM of May 22, 2003	1 year
Issuance of stock options exercisable for up to 2,500,000 shares(3).		€10 million	EGM of May 21, 2002	38 months

(1) Authorisations not exercised.
(2) Authorisation used in 2003 for the issue of 12,750,000 bonds (OCEANE) in the amount of €1,079.5 million.
(3) Authorisation used in 2003 for two stock option plans involving 534,120 shares.

The Management Board is also authorised for five years to reduce share capital within the provisions of the law through the cancellation of shares as part of its share buyback programme, pursuant to decisions adopted at the Extraordinary General Meeting on May 18, 2001.

Stock option plans

In 2003, the Company set up two stock option plans for the Group's senior managers involving 528,690 shares at €66 per share and 5,430 shares at €67.50 per share.

The policy regarding the granting of stock options has been extended since 1998 to senior managers of the Group and the various companies, who benefit from a number of shares based on individual duties and responsibilities.

The option period of the plans is ten years. Since 2001, the options have not been exercisable at a discount to the share price (5% prior to 2000) and must be held for four years. Employees who leave the Group before exercising their options may lose their option rights based on their period of employment in the Group since the allocation of the stock options and the terms of their departure.

Options are granted to members of the Management Board by decision of the Supervisory Board, based on the recommendations of the Remuneration Committee appointed by the Supervisory Board.

If beneficiaries were to exercise all their stock options, a total of 1,338,816 new shares could be created, i.e., 1.1% of the share capital.

Stock option plans

	1996 Exercisable for new shares	1997/1 Exercisable for new shares	1997/2 Exercisable for new shares	1998 Exercisable for existing shares	1999/1 Exercisable for existing shares	1999/2 Exercisable for existing shares
Date of the AGM	18.6.1992	18.6.1992	5.6.1997	5.6.1997	5.6.1997	5.6.1997
Date of the Management Board Meeting	27.3.1996	22.1.1997	5.6.1997	5.6.1998	20.1.1999	21.5.1999
Number of options granted at the outset	95,000	100,000	13,250	347,050	27,495	25,455
of which: to members of the Management Board[1]	-	30,000	-	60,000	-	-
To the top ten employees						
Number of options exercised at 31.12.03	75,000	52,500	10,000	0	0	0
Cancelled options (at 31.12.03)	0	1,250	0	81,925	14,400	10,835
Number of options outstanding at 31.12.03	20,000	46,250	3,250	265,125	13,095	14,620
Number of beneficiaries	5	9	3	257	36	44
Starting date of the fiscal year	1.5.1996	1.4.1997	1.8.1997	1.8.1998	1.4.1999	1.7.1999
Expiry date	30.4.2006	31.3.2007	31.7.2007	31.7.2008	31.3.2009	30.6.2009
Exercise price	€33.72	€61.41	€71.16	€135.98	€154.58	€144.83

Note: Each option is convertible or exchangeable for one share.
(1) In its current structure.
(2) Adjusted to take account of the stock split.

Stock option subscription or stock option purchase plans granted by Pinault-Printemps-Redoute and associated companies to ten top employees (excluding senior executives) and options exercised by them.

Stock option subscription or stock option purchase plans granted to the ten top employees (excluding senior executives) and the options exercised by them	Total number of options allocated/options subscribed or purchased	Weighted average price (in €)	PPR plans	Rexel plan	Gucci plans
Option granted throughout the fiscal year the issuer and all companies within the stock option allocation structure to the ten employees of the issuer and all companies included in this structure, with a higher number of options granted	532,500	84.09	-	-	532,500[1]
Options held by the issuer and above-mentioned companies, exercised during the fiscal year by the ten employees of the issuer and those companies, with a higher number of options purchased or subscribed.	2,343,770	65.08	-	-	2,343,770

(1) Including the ex æquo (12 employees).

1999/3 Exercisable for existing shares	2000/1 Exercisable for existing shares	2000/2 Exercisable for existing shares	2001/1 Exercisable for existing shares	2001/2 Exercisable for existing shares	2002/1 Exercisable for new shares	2002/2 Exercisable for new shares	2003/1 Exercisable for new shares	2003/2 Exercisable for new shares
5.6.1997	5.6.1997	5.6.1997	5.6.1997	18.5.2001	18.5.2001	18.5.2001	21.5.2002	21.5.2002
8.12.1999	26.1.2000	23.5.2000	17.1.2001	18.5.2001	3.05.2002	3.05.2002	9.7.2003	9.7.2003
412,350	12,100	93,100	340,240	87,260	438,296	410,271	528,690	5,430
52,400	-	-	52,000	-	45,000	45,000	109,000	-
			17,420	14,030	24,320	24,320	37,855	
0	0	0	0	0	0	0	0	0
96,015	2,950	23,070	60,834	14,023	50,240	48,421	14,710	0
316,335	9,150	70,030	279,406	73,237	388,056	361,850	513,980	5,430
560	26	125	722	206	1 074	1 053	721	18
27.12.1999	1.3.2000	1.7.2000	1.2.2001	1.6.2001	3.5.2002	3.5.2002	9.7.2003	9.7.2003
26.12.2009	28.2.2010	30.6.2010	31.1.2011	31.5.2011	2.5.2012	2.5.2012	8.7.2013	8.7.2013
€189.19	€227.15	€202.91	€225.01	€225.01	€128.10	€140.50	€66.00	€67.50

Employee incentives (Parent company)

(Employee bonus and profit-sharing agreements)

1. Employee profit-sharing agreement

The agreement, signed on December 2, 1998, is automatically renewable.

The amount credited to the profit-sharing scheme each year is equal to 0.8% of the dividend for the relevant year. A cap is applied based on dividend growth. The scheme is shared among eligible employees according to their respective salaries for the reference year. Employees who have been on the Group's payroll for at least three months prior to the end of the reference year are eligible to participate in the profit-sharing scheme.

The amounts distributed under this agreement in the past five years were as follows: €641,992 in 1999, €805,601 in 2000, €985,395 in 2001, €1,081,057 in 2002 and €1,067,966 in 2003.

2. Bonus agreement: not applicable.

Decisions submitted to the General Shareholders' Meeting

The Annual General Meeting on May 25, 2004 will examine the parent company and Group consolidated financial statements, the appropriation of earnings, the level of the dividend, the Statutory Auditors' special report on official agreements, the renewal of the term of five members of the Supervisory Board, the appointment of two Statutory Auditors, the ratification of the transfer of the head offices, the authorisation to implement a new share buyback programme and the renewal of authorisations to issue securities and shares reserved for employees.

Person responsible for the reference document
Serge Weinberg
Chairman of the Management Board, Pinault-Printemps-Redoute

Declaration by the person responsible for the reference document
To the best of my knowledge, the information contained in this reference document is correct and includes all the information required by investors to form an opinion on the assets, operations, financial position, results and outlook of Pinault-Printemps-Redoute. No information has been omitted that would be likely to alter an investor's opinion.

Chairman of the Management Board
Serge Weinberg

Statutory Auditors

Incumbent

KPMG Audit Département de KPMG SA 1, cours Valmy, 92923 Paris la Défense Gérard Rivière	**Deloitte Touche Tohmatsu** 185, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine Amadou Raimi Pascale Chastaing-Doblin

First appointed

AGM of June 18, 1992	AGM of May 18, 1994

Term of appointment and expiry date

From June 5, 1998 until the Annual General Meeting called to approve the 2003 financial statements	From May 21, 2002 until the Annual General Meeting called to approve the 2007 financial statements

Substitute

Jean-Marc Declèty 1, cours Valmy, 92923 Paris la Défense	**Deloitte Touche Tohmatsu – Audit** 185, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine

Term of appointment and expiry date

From June 5, 1998 until the Annual General Meeting called to approve the 2003 financial statements	From May 21, 2002 until the Annual General Meeting called to approve the 2007 financial statements

As statutory auditors of Pinault-Printemps-Redoute S.A. (the Company) and as required by COB (Commission des Opérations de Bourse) regulation 98-01, we have examined in accordance with French professional standards the information regarding the financial position and the historical financial statements included in this «reference document».

This "reference document" is the responsibility of the Chairman of the Management Board of Pinault-Printemps-Redoute. We are required to express an opinion on the fairness of the information regarding the financial position and the financial statements contained in this "reference document".

Our procedures, which were performed in accordance with French professional standards, required that we assess the fairness of the information regarding the financial position and the financial statements, verify that this information is consistent with the audited financial statements, read the other information contained in the "reference document" in order to identify any material inconsistencies in relation to the information regarding the financial position and the financial statements and report any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company as acquired during our audit, bearing in mind that this "reference document" does not contain any forward looking information.

We have audited the annual and consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, as approved by the Board of Directors. Our audits were performed in accordance with auditing standards generally accepted in France and were certified free of qualifications.

In accordance with the provisions of Article L.225-235 of the Code de Commerce (French Commercial Code) which apply for the first time this year, our reports on the 2003 annual and consolidated financial statements are supplemented with the justifications of our audit, including the valuation method used for goodwill and other intangible assets and the description of the commitment to purchase Gucci shares and the related currency hedge transactions in the consolidated financial statements and the valuation of long-term investments and the description of the commitment to purchase Gucci shares in the annual financial statements.

Based on the procedures described above and taking into account the observations made in our audit reports, as mentioned above, we have nothing to report with respect to the fairness of the information about the financial position and the historical financial statements contained in this reference document.

Paris, March 16, 2004

The Statutory Auditors

KPMG Audit
Department of KPMG SA
Gérard Rivière

Deloitte Touche Tohmatsu

Amadou Raimi Pascale Chastaing-Doblin

Financial Communications Director of Pinault-Printemps-Redoute
David Newhouse – Tel.: 00 33 1 45 64 63 23

This is a free translation of the original text in French for information purposes only.

This document has been prepared by the Pinault-Printemps-Redoute's Communications Department.

Design and production : SEQUOIA

PINAULT-PRINTEMPS-REDOUTE

Société anonyme with a Management Board and Supervisory Board Capital: €489 627 920

Head Quarter: 10, avenue Hoche – 75381 Paris Cedex 08

Tel.: 00 33 1 45 64 61 24 – Fax: 00 33 1 45 64 62 25

552 075 020 RCS Paris

PINAULT
PRINTEMPS-REDOUTE

Corporate Communications Department
10, avenue Hoche – 75381 Paris Cedex 08
Tel.: 00 331 45 64 61 24 – Fax: 00 331 45 64 62 25
www.pprgroup.com

Appendix B

July 19, 2004

Sharp acceleration in second quarter sales growth: + 5.3%*

- **Europe: +3.5%***
- **Americas: +7.6%***
- **Asia-Pacific: +8.4%***

Rexel consolidated sales for the second quarter of 2004 amounted to €1,710 million, up 5.3% over the same period in 2003 on a comparable structural, exchange rate and trading day basis. On the same basis, consolidated sales for the first six months of 2004 were up 3.4% compared to the same period last year.

After taking into account changes in the Group's scope of consolidation, for €48 million (disposal of Gardiner effective June 30, 2003), and the unfavorable impact of exchange rate fluctuations, for €21 million, second quarter sales were up 2.3%. On the same basis, first-half sales were down 0.7% from the 2003 level.

The sales trend by geographic area, on a constant structural, exchange rate and trading day basis, was as follows:

	Q2 2004 in € million	Q2 2004 / Q2 2003	H1 2004 in € million	H1 2004 / H1 2003
Europe	948	+ 3.5%	1,861	+ 1.9%
France	*489*	*+ 4.3%*	*969*	*+ 2.9%*
Europe outside France	*459*	*+ 2.5%*	*892*	*+ 0.9%*
Americas	632	+ 7.6%	1,194	+ 4.8%
United States	*433*	*+ 9.1%*	*815*	*+ 5.7%*
Canada	*183*	*+ 4.3%*	*348*	*+ 2.8%*
Asia-Pacific	130	+ 8.4%	253	+ 7.5%
TOTAL	**1,710**	**+ 5,3%**	**3,308**	**+ 3,4%**

Commenting on the second quarter sales, Jean-Charles Pauze, Rexel Chairman and CEO, noted:

"Rexel turned in a very good sales performance in the second quarter. The accelerating pace of our sales growth – rising from 1.3% in the first quarter to 5.3% in the second quarter – was significant across all geographic areas.

"Our growth rates picked up speed in Europe, underscoring the dynamic performance of our sales networks and logistics organizations. In the U.S., Rexel took full advantage of the recovery in industrial investment and the high level of housing construction. In Asia-Pacific, we strengthened our leadership positions in high-growth markets.

"In this context, the increase in comparable sales for full year 2004 should exceed the rate achieved in the first half."

** on a comparable structural, exchange rate and trading day basis.*

Sales highlights for the first half of 2004 by geographic area (*on a comparable structural, exchange rate and trading day basis*):

Europe:

- France: Q1 +1.4%, Q2 +4.3%

In the first six months of the year, sales growth was highest with small electrical contractors (+6.6%) and the regional and national contractors segment (+4.4%), each accounting for about 25% of French sales.
Sales growth was particularly strong in building distribution equipment (+5.6%), which represents another quarter of total French sales.
Activity was sustained in the residential construction segment, boosted by a 17% increase in housing starts in the first five months of 2004 compared with the same period in 2003 as well as by the introduction of a new norm (NF C 15-100) applicable to new housing construction.

- Germany: Q1 -8.3%, Q2 -3.1%

Excluding discontinued branches, sales grew by 2.7% in the second quarter and 0.4% in the first half. In 2003, 14 branches had been closed. Activity started picking up in March, helped by demand from industrial customers and national contractors which, together, account for one quarter of the country's sales.

- United Kingdom: Q1 +1.5%, Q2 +9.7%

In the five months to May 2004 (most recent market statistics available), Rexel sales growth had outpaced the UK market. The gain in market share was due in particular to the quality of service provided by the Group's new logistics organization.

- Central Europe: Q1 +13.2%, Q2 +14.9%

Sales growth in the region reached a new stage in the first half of 2004 , thanks in particular to infrastructure projects.

The Americas:

- United States: Q1 +2.1%, Q2 +9.1%

Each of Rexel's division in the US achieved higher sales in the second quarter of 2004, with growth rates exceeding 15% in North Carolina, Virginia, Florida, and California. This strong performance reflects the health of the industrial segment, which benefited from the rebound in infrastructure and equipment investment. Sales to the residential market also continued to grow, sustained by housing starts which, on a national basis for the first five months of the year, grew by 13% over the same period last year. Lastly, sales from the company's own inventory grew from 62.4% in the first half of 2003 to 64.8% of the total in the first six months of 2004.

- Canada: Q1 +1.3%, Q2 +4.3%

Sales growth was sustained in the first half despite unfavorable weather conditions in the first quarter and a very high comparison base in the second quarter. The best sales performances were obtained in Quebec (large infrastructure projects), Alberta (in the oil sector), and in British Columbia (public works and construction projects ahead of the 2010 Olympic Games). The share of sales from inventory grew from 73.0% in the first half of 2003 to 74.8% this year.

Asia-Pacific:

- Australia Q1 +5.2%, Q2 +6.4%

Rexel, whose network was reorganized in 2003, turned in fine sales performances in the first half of 2004. Growth was especially strong in the security equipment and industry segments.

- New Zealand: Q1 +11.1%, Q2 +12.7%

This double-digit sales increase reflects the success of the Group's differentiated sales network strategy.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of low-voltage electrical parts and supplies, with a network of 1,700 sales outlets in 29 countries and 21,000 employees.

CONFERENCE CALL

Rexel will host a conference call for analysts and investors
at 6:00 PM (CET) / 5:00 PM (UK) / 12:00 PM (EASTERN) on Monday, July 19.

The call can be accessed as follows: dial-in: +44 (0)20 7019 9504: replay: +44 (0)20 7984 7578
Replay passcode: 298156#

Contact:

Press:	Claire-valérie Guillen	Tel: (33 1) 58 47 97 87	Email: claire-valerie.guillen@eurorscg.fr
Financial analysts:	Frédéric de Castro	Tel: (33 1) 42 85 76 12	E-mail: fdecastro@rexel.fr

Website : http://www.rexel.com

Appendix C

PINAULT PRINTEMPS-REDOUTE

Paris, July 20, 2004

PRESS RELEASE

SECOND QUARTER 2004 SALES

- Strong organic sales growth for "New PPR": up 6.7%
  - Luxury Goods sales up 10.5%
  - Retail sales up 6.0%

- Accelerating recovery at Rexel: sales up 5.3%

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement: *"The 'New PPR' delivered outstanding results in the last quarter. In Luxury Goods, most of the Group's brands made significant progress in a transition period. Recent sales trends and the positive response to Gucci Group's latest collections further bolster our confidence in the brand portfolio and teams at Gucci Group, as well as in the organisational decisions we have made. The Group's Retail companies posted remarkable performances in France and successfully pursued their international development. The sharp pick-up in business at Rexel is yet another positive development."*

in EUR million	Q2 2004	Q2 2003	Change		H1 04	H1 03	Change	
	Reported	Reported	Reported	Comparable*	Reported	Reported	Reported	Comparable*
Luxury Goods	595.0	567.1	+4.9%	+10.5%	1,336.7	1,281.9	+4.3%	+11.1%
Retail **	3,311.9	3,151.1	+5.1%	+6.0%	6,738.5	6,405.2	+5.2%	+6.1%
NEW PPR	**3,906.9**	**3,718.2**	**+5.1%**	**+6.7%**	**8,075.2**	**7,687.1**	**+5.0%**	**+6.9%**
Rexel	1,710.3	1,671.5	+2.3%	+5.3%	3,308.1	3,332.3	-0.7%	+3.4%
Disposals		585.5	na	na		1,268.8	na	na
(Inter-company sales)	*(6.6)*	*(5.2)*	*na*	*na*	*(12.8)*	*(13.8)*	*na*	*na*
TOTAL	5,610.6	5,970.0	-6.0%	+6.2%	11,370.5	12,274.4	-7.4%	+5.9%

(*) On a comparable Group scope, exchange rate and trading day basis. The change on a reported basis includes the impact of the disposals of Pinault Bois & Matériaux and of Guilbert's contract business.
(**) Apparel & Lifestyle division, Home and Leisure division, Kadéos and CFAO.

The Group and the "New PPR"

- **Pinault-Printemps-Redoute**: Consolidated sales for the second quarter of 2004 stood at EUR 5,610.6 million. Sales rose by 6.2% in the second quarter and by 5.9% for the half year on a comparable Group structure, exchange rate and trading day basis. After the impact of disposals of non-strategic assets, which included Guilbert's contract business and Pinault Bois & Matériaux, sales for the first six months were 7.4% lower, reflecting a negative structural impact of EUR 1,359.3 million. Negative currency effects totalled EUR 253.7 million, essentially due to the appreciation of the euro versus the US dollar and Japanese yen.

- **"New PPR"**: Sales of the "New PPR" rose to EUR 3,906.9 million, representing a 5.1% increase on a reported basis, despite the unfavourable currency effects. Sales rose by 6.7% on a comparable Group structure, exchange rate and trading day basis, a rate close to the increase seen in the previous quarter.

Luxury Goods

Sales of Luxury Goods reflect Gucci Group activity for the period February to April 2004.

Luxury Goods sales rose by 4.9% on a reported basis and 10.5% on a comparable basis to EUR 595.0 million.

Highlights on a comparable basis included sustained growth in Gucci Division sales (+11.5%), strong sales performance by Yves Saint Laurent (+18.5%) and outstanding growth at Bottega Veneta (+59.3%).

The highest levels of comparable sales growth were recorded in the Americas (+19.1%), Asia (+11.8%) and France (+14.2%). Sales rose by 4.9% in Europe excluding France and 5.2% in Oceania.

On a reported basis, Gucci Group sales growth gained further momentum, moving up from 4.9% in the second quarter to double digit-growth in the following two months.

- **Gucci Division**

Gucci Division sales stood at EUR 334.7 million in the second quarter, up 4.6% on a reported basis and 11.5% on a comparable basis.

Retail sales continued their robust year-on-year growth, rising 6.6% on a reported basis and 14.7% on a comparable basis. Retail sales increased by 0.9% in Japan, 28.7% in the United States and 33.8% in Asia excluding Japan. Gucci recorded exceptional growth in Europe (+15.2%) in a still challenging environment. Retail sales accounted for 71.6% of total Gucci Division sales during the second quarter. On April 30, Gucci Division had 194 directly operated stores, compared to 187 at October 31, 2003. During the same period, in particular, it opened four new stores in South-East Asia (excluding Japan) and two dedicated jewelry stores.

Sales to independent retailers increased by 10.9% to EUR 54.5 million.

Sales growth in the second quarter was primarily led by the excellent growth in leather goods (up 17.4% to EUR 164.4 million) and footwear (up 21.6% to EUR 45.7 million). Following the success of the Autumn/Winter collection, the Spring/Summer collection has been particularly well received by clients.

Ready-to-wear sales rose by 10.1% to EUR 48.5 million, notably on the strength of a highly successful menswear collection.

Sales of jewelry, which has become a fully-fledged segment for Gucci, increased 4.8% to EUR 21 million. In this segment, Gucci Division's strategy consists of marketing emblematic jewelry through its directly operated store network as well as through wholesalers and specialty stores. Following the success of the first store entirely dedicated to jewelry, opened in 2002 on via Condotti in Rome, two new stores were opened in December 2003 in Florence and Beverly Hills. Both stores carry the entire jewelry range while the Beverly Hills store also offers exclusive up-market jewelry items.

Gucci watch sales declined by 4.2% in a persistently challenging market environment. This trend has been reversed following the launch of new products in May.

In geographical terms, growth was particularly dynamic in Europe despite a challenging trading environment, with significant increases in Italy, the United Kingdom and France, where Gucci has built up a strong local client base. In the United States, both retail sales and sales to independent retailers posted a sharp increase. Although conditions were more sluggish in Japan, Gucci succeeded in maintaining its market share and reported increased sales in Hawaii and at duty free stores in South Korea, which primarily serve a clientele of Japanese tourists. Sales in Asia excluding Japan increased 29.0%, led by excellent retail sales growth in Hong Kong, Taiwan and Singapore.

Recent sales trends show that Gucci Division sales gained further momentum established between February and April. Measured in constant currencies, Gucci Division retail sales rose 17.7% in May and June 2004, mainly thanks to the solid growth achieved in Europe and the United States.

- **Yves Saint Laurent**

Yves Saint Laurent reported sales of EUR 37.6 million, up 14.5% on a reported basis and 18.5% on a comparable basis, representing a sharp acceleration from the previous quarter.

This growth was attributable to the 41.9% increase in retail sales. Retail sales stood at EUR 25.3 million in the second quarter and benefited from the new store openings in the second half of 2003. Retail sales expanded significantly in Europe – driven by strong performances in Italy and particularly the United Kingdom –, the United States, Japan and the rest of Asia. At the end of April, Yves Saint Laurent had a total of 61 stores, versus 58 stores at the end of October. New store openings included the new Chicago store and a new door in the Tenmaya department store in Hiroshima. Sales to independent retailers declined by 6% year-on-year but were significantly higher than in the previous quarter.

Yves Saint Laurent benefited from excellent sales of leather goods and footwear notably in directly operated stores, which increased respectively by 53.4% and 47.9%. These two product categories have proven decisive in enabling the brand to make headway in Japan and the rest of Asia. Ready-to-wear retail sales were up 16.3%.

Yves Saint Laurent sales rose by 16.5% in Europe, 27.1% in the United States and 43.7% in Japan. The brand reported brisk quarterly sales growth in Europe and the United States driven by dynamic sales of accessories.

These positive sales trends continued into May and June, which saw an increase of approximately 50% in retail sales on a comparable exchange rate basis for Yves Saint Laurent.

- **YSL Beauté**

YSL Beauté sales amounted to EUR 145.3 million, up 3.2% on a reported basis and 7.1% on a comparable basis.

Overall, YSL Beauté sales showed a marked improvement compared to the trend in the previous quarter.

Sales of fragrances resumed an upward trend, rising 5% on a comparable basis. Yves Saint Laurent perfumes were boosted by the successful launch of *In Love Again* and the excellent sales of *Love*, which was launched in autumn 2003. The other brands also recorded strong performances: Roger & Gallet, with *Aroma* and *Gentle Nature*, and Boucheron, with the launch of its new perfume, *Trouble*, and the success of its fragrances for men *Boucheron* and *Jaipur. Trouble* which is the first perfume developed by YSL Beauté for Boucheron, was launched on the American, French and Canadian markets in mid-April and will be rolled out to other markets in autumn.

Sales of Yves Saint Laurent make-up continued to rise and increased 10.6% during the quarter, driven by the excellent performances of existing product lines in France, the United Kingdom and Japan. YSL Beauté is number three in France and continues to gain market share.

Sales of skincare products, although still relatively modest, are growing rapidly and showed a 22.9% increase in the second quarter.

Second quarter sales rose significantly in all regions, with increases of 4.2% in Europe, 16.6% in Japan and 37.3% in the rest of Asia. The only exception was the United States, where sales declined 4.5% due to the overall weakness of department store sales.

On a comparable exchange-rate basis, YSL Beauté sales increased by nearly 10% in May and June, thus building on the solid performance recorded between February and April.

- **Bottega Veneta**

This very upmarket leather goods and accessories brand continued to record outstanding levels of growth during the quarter, achieving a 48.1% increase in sales on a reported basis and 59.3% on a comparable basis, thus bringing total sales to EUR 21.8 million.

Retail sales rose by 62.4%, driven by sharply increased same-store sales and contributions from newly opened stores. During the quarter, new stores were opened in the Tenmaya department store in Hiroshima (Japan), in Berlin and Hamburg (Germany) and Capri (Italy).

Sales in Japan, which is the largest market for Bottega Veneta, increased 39%. Sales growth was equally strong in the United States (+51.0%) and Europe (55.6%). The brand recently opened a flagship store on Madison Avenue which will further develop its presence in the United States.

The sales momentum of handbags and leather goods accessories accelerated compared to the previous quarter. Shoes are also a fast-growing segment. Bottega Veneta presented its first ready-to-wear collection in Milan at a show held in late February.

- **Sergio Rossi**

Sergio Rossi sales rose to EUR 20.4 million, up 3.5% on a reported basis and 4.7% on a comparable basis, driven by sharply increased retail sales. Retail sales climbed 29.8% in the second quarter on the back of strong performance in Japan and outstanding growth in the United States. Wholesale sales declined, due mainly particularly to a unfavorable period for orders. Three new stores have been opened since October, all of them in Japan, bringing the total to 41 at the end of April.

- **Boucheron, Bédat & Co, Alexander McQueen, Stella McCartney, Balenciaga**

Boucheron is pursuing a restructuring programme designed to restore sales growth and deliver substantially improved profitability by focusing on key markets such as France, the United Kingdom, Japan and Taiwan in which the brand is firmly established. As part of this strategy, the brand closed its Milan store and did not participate in this year's edition of the Basel Fair. A new collection of sunglasses was launched in spring and a new jewelry line, *Les Symboliques de Boucheron,* was launched in May.

Bédat & C° continued to achieve outstanding sales growth, thanks to strong performance in the United States. The brand is distributed through more than 200 outlets worldwide, in the United States, Spain, Switzerland, Italy and Hong Kong.

The designer brands, Alexander McQueen, Stella McCartney and Balenciaga, continued to make excellent headway during the quarter. New collections have won widespread critical and commercial acclaim.

Retail

Retail companies continued to post strong sales increases in the second quarter, reporting growth of 6% on a comparable Group structure, exchange rate and trading day basis. Home and Leisure sales rose 8.7%, a step-up from the first quarter, while Apparel and Lifestyle sales, which expanded 1.5%, continued to grow in a weak environment for consumer spending.

Retail division sales were particularly buoyant in France, with a 6.7% increase in the second quarter after an outstanding 4.3% increase in the first quarter. International sales rose 5.1% for the quarter and 7% for the half year, reflecting the division's increased penetration into overseas markets. International sales accounted for 43.1% of total Retail division sales in the first half of 2004, a level in line with the same period a year ago.

Internet sales continued on a strong growth trend, increasing 35.9% during the quarter. Internet sales rose to EUR 244.1 million in the second quarter and EUR 458.9 million for the half year. Overall, e-commerce accounted for 7.4% of total Retail sales, compared to the same period in 2003 (5.8% in the second quarter and 5.4% in the first half). Pinault-Printemps-Redoute further consolidated its leadership positions in online retail in Europe, notably thanks to the outstanding contributions made by Redcats and Fnac.com.

Home and Leisure Division

- ***Conforama***

The world's second largest retailer of household goods reported sales of EUR 857.3 million in the second quarter, up 6.1% on a reported basis and 6.4% on a comparable basis. Sales growth accelerated in France (+7.3%) and remained brisk on international markets (+4.8%).

In France, sales growth was driven primarily by Conforama's strong consumer appeal and the success of the new visual identity and store layout introduced in 2003. Two new stores were converted to the new format in the first half. A further thirteen more stores will be adapted to the new format in the second half of 2004, bringing the total to 28 by year end. Stores operating under the new format have recorded outstanding sales growth. Conforama achieved market share gains in furniture and brown products while recording strong sales growth in grey products, and even stronger growth in home furnishings.

International sales expanded significantly, led by strong performances in nearly all of the countries in which Conforama operates. Sales increased 15.8% in Spain, 23% in Portugal, 26.2% in Poland, and by 64.5% in Croatia. Italy (-2.4%) and Switzerland (+2.6%) held up well in spite of more challenging trading conditions. More recently, Conforama opened another store in Spain (Seville) and will add two additional stores in Spain by year end. The brand will open its first store in Italy, near Milan, in autumn.

- **Fnac**

The leader in retailing of cultural and leisure products reported EUR 846.1 million in sales in the second quarter, up 8.3% on a reported basis and 10.5% on a comparable basis. As in the previous quarter, Fnac benefited from a solid momentum in sales growth in France (+8.8%) and an even stronger performance on overseas markets (+16.7%).

In France, growth was chiefly driven by strong sales of innovative consumer electronics products (PC sales up 8.7% and TV and video sales up 13.0% in the quarter) and of cameras (+13.7% in the second quarter) boosted by sales of digital products. Sales of books rose by 6% in the second quarter, while the CD and DVD sales proved very resilient (+0.1% in Q2 and -0.2% in H1 2004), the progress in video sales offsetting the decline in CD's. The newly refurbished stores in Tours and Lille posted sharply increased sales.

The French subsidiaries reported solid gains, led by Surcouf (+4.2%) and Fnac Eveil & Jeux (+17.7%) which now includes the Fnac Junior and Eveil & Jeux retail chains.

International sales continued to expand in the second quarter, with increases of 10.9% in Portugal, 15.2% in Spain, 35.5% in Switzerland, 50.2% in Brazil and 52.6% in Italy. In Brazil, a new Fnac store was opened in Curitiba in the first half and a second store opened in Brasilia in July, bringing the total

number of stores in Brazil to six. Fnac will open its second store in Madrid in October, thus bringing its total in the country to ten.
The joint venture agreement signed with the Greek retail group Marinopoulos will enable Fnac to break new ground in Greece, a market offering comparable growth potential to Portugal where Fnac already operates 7 stores.

The company's Internet sales increased 47.6% to EUR 31.3 million in the second quarter. A new music download store, Fnac music, will be launched in September.

Apparel and Lifestyle Division

- **Printemps**

Printemps sales increased to EUR 226.1 million, up 8.2% on a reported basis and 8.7% on a comparable basis. This exceptional performance was driven by strong sales increases in the Department Store division and Printemps subsidiaries.

Department store sales rose significantly in the second quarter (+8.0%), led by buoyant sales at the Printemps Haussmann stores (+13.9%) and a healthy increase in sales by the Printemps Chain (+3.7%). The Printemps Haussmann stores benefited from the programme introduced to reallocate retail floor space which has enabled it to focus on the most promising product segments, such as accessories (+26.7%), including Luxury Goods (+42.3%), and perfumes and skincare (+23.9%) which are displayed in the newly refurbished Beauty Department. In addition, recent months have seen a marked upswing in sales to overseas visitors. The excellent performance of the Printemps Chain was essentially due to the success of the programme to reallocate retail floor space which is now almost complete.

Sales of the Sports division, comprising Citadium and Made in Sport, were up 15.5%. A new Made in Sport store was opened in Bordeaux, raising the total number of stores to 20. Two more stores are due to open in the second half of the year.

Madélios reported spectacular growth in sales for the second quarter of 2004 (+22.2%). This exclusive men's fashion retailer has now completed the refurbishment of all its departments.

- **Redcats**

Redcats sales totalled EUR 1,101.2 million.

Home shopping
Home shopping sales amounted to EUR 1080.5 million, down 0.1% on a reported basis and 0.5% on a comparable basis. These figures reflect contrasting trends in an overall difficult environment in apparel market.

In France, Redcats delivered an outstanding performance, posting a 3.7% increase in sales. La Redoute achieved new market share gains against its direct competitors, recording a 6.1% sales increase in France, thanks in particular to the success of its Spring-Summer catalogue and the good performance of its specialised catalogues. Somewhere, up 6% and Vertbaudet, up 11%, confirmed their dynamism.

In Europe outside France, sales in Scandinavia were back on the growth path, up 3.6% in the second quarter , leading to new market share gains. Redcats announced the acquisition of Jotex, a Scandinavian home textile specialist, complementing its current activities in Northern Europe. In the UK, after a very good first quarter, business slowed down in the second quarter, reflecting a particularly difficult agency business. The UK was down 1% overall during the first half. In the other European countries, Redcats recorded growth of 4.5%, thanks in particular to the strong performance of La Redoute catalogues.

In the United States, sales were down 5.9% in the second quarter and 3.1% in the first half. In a difficult market, this evolution mainly stems from the poor performance of the Chadwick's catalogues. Since the arrival of its new CEO, Redcats USA is testing a number of new direct marketing programmes, with a view to providing new impetus to its brands. The operational redeployment should take place during the 2004 Fall-Winter period.

The Internet channel continued to post spectacular growth and achieved sales of EUR 206.5 million, up 34.9%. Sales growth stood at 11.9% in the US, 43.1% in Scandinavia and 59.2% in France. The Internet channel currently accounts for 26.9% of sales in the US, 26% in Scandinavia and 19.6% in France.

Dedicated financial services businesses

Sales of dedicated financial services business increased 42.8% to EUR 20.7 million in the last quarter.

- **Other activities**

Mobile Planet

Mobile Planet sales rose to EUR 4.5 million in the second quarter, up 4.7% on a published basis and 9.8% on a comparable basis. Mobile Planet achieved sales amounting to EUR 8.8 million in the first half.

Orcanta

Orcanta sales increased 9.6% to EUR 12.3 million. Orcanta operated 64 stores at end-June and recorded sales of EUR 25.4 million in the first half.

Kadéos

The European leader in gift vouchers posted sales of EUR 3 million, representing commissions on the issuance of gift vouchers, up 11.1% on the second quarter of 2004. Kadéos sales amounted to EUR 6.1 million in the first half.

CFAO

CFAO sales increased to EUR 464.9 million, up 7.4% on a reported basis and 11.3% on a comparable basis.

The motor vehicle distribution business reported sales growth of 11.9%. Sales increased 2.9% in West Africa, 10.8% in the French overseas departments and territories and Indian Ocean, 24.1% in eastern Africa and 36.2% in North Africa.

In pharmaceuticals distribution, sales rose 12.5%, driven by strong performances in the French overseas departments and territories (+9.8%) and in Africa (+14.5%).

The CFAO technology business remained on a fast growth path and recorded a 28.3% increase in sales which was fuelled by gains in almost all of the countries in which it operates.

Rexel

Consolidated sales increased 5.3% to EUR 1,710.3 million on a comparable structure, exchange rate and day-year basis in the second quarter. Comparable sales for the first half of 2004 were 3.4% higher than the same period a year ago. After accounting for the negative impact of changes in Group structure totalling EUR 48.0 million in connection with the sale of Gardiner which was divested on June 30, 2003, and negative currency effects, representing EUR 21.3 million, sales increased by 2.3% in the second quarter and were down 0.7% in the first half.

Jean-Charles Pauze, Rexel Chairman and CEO, made the following statement: *"Rexel posted excellent sales gains in the second quarter. We saw a significant acceleration in sales growth, which rose from 1.3% in the first quarter to 5.3% in the second, in almost all regions. Against this backdrop, we expect even higher growth in comparable sales in the second half of 2004."*

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Q2 2004 sales

in EUR million	Q2 04 Reported	Q2 03 Reported	Change Reported	Change Comparable*
Gucci	334.7	319.9	+4.6%	+11.5%
Yves Saint Laurent	37.6	32.9	+14.5%	+18.5%
YSL Beauté	145.3	140.8	+3.2%	+7.1%
Bottega Veneta	21.8	14.7	+48.1%	+59.3%
Sergio Rossi	20.4	19.7	+3.5%	+4.7%
Boucheron, Bédat, designer brands and others	35.2	39.1	-10.0%	-6.6%
LUXURY GOODS	**595.0**	**567.1**	**+4.9%**	**+10.5%**
Conforama	653.8	616.4	+6.1%	+6.4%
Fnac	846.1	780.9	+8.3%	+10.5%
Mobile Planet	4.5	4.3	+4.7%	+9.8%
Lesiure and Household Goods division	***1,504.4***	***1,401.6***	***+7.3%***	***+8.7%***
Printemps	226.1	209.0	+8.2%	+8.7%
Redcats	1,101.2	1,096.2	+0.5%	0.0%
Orcanta	12.3	11.4	+7.9%	+9.6%
Apparel and Lifestyle division	***1,339.6***	***1,316.6***	***+1.7%***	***+1.5%***
Kadéos	3.0			+11.1%
CFAO	464.9	432.9	+7.4%	+11.3%
RETAIL	**3,311.9**	**3,151.1**	**+5.1%**	**+6.0%**
NEW PPR	**3,906.9**	**3,718.2**	**+5.1%**	**+6.7%**
Rexel	1,710.3	1,671.5	+2.3%	+5.3%
Pinault Bois & Matériaux		385.7	na	na
Guilbert		199.8	na	na
(Inter-company sales)	*(6.6)*	*(5.2)*	*na*	*na*
TOTAL	5,610.6	5,970.0	-6.0%	+6.2%

(*) On a comparable Group scope, exchange rate and trading day basis. The change on a reported basis includes the impact of the disposals of Pinault Bois & Matériaux and of Guilbert's contract business.

H1 2004 sales

in EUR million	H1 04 Reported	H1 03 Reported	Change Reported	Change Comparable*
Gucci	800.9	762.3	+5.1%	+13.7%
Yves Saint Laurent	80.4	74.6	+7.8%	+12.0%
YSL Beauté	300.9	289.2	+4.0%	+3.2%
Bottega Veneta	43.4	32.2	+35.0%	+45.8%
Sergio Rossi	41.0	40.0	+2.5%	+7.2%
Boucheron, Bédat, designer brands and others	70.1	83.6	-16.1%	+3.4%
LUXURY GOODS	**1,336.7**	**1,281.9**	**+4.3%**	**+11.1%**
Conforama	1,372.6	1,301.7	+5.4%	+5.7%
Fnac	1,771.2	1,614.6	+9.7%	+10.0%
Mobile Planet	8.8	9.3	-5.4%	+4.8%
Lesiure and Household Goods division	***3,152.6***	***2,925.6***	***+7.8%***	***+8.1%***
Printemps	454.8	431.3	+5.4%	+5.4%
Redcats	2,179.1	2,180.5	-0.1%	+1.2%
Orcanta	25.4	23.6	+7.6%	+7.9%
Apparel and Lifestyle division	***2,659.3***	***2,635.4***	***0.9%***	***+2.0%***
Kadéos	6.1			+15.1%
CFAO	920.5	844.2	+9.0%	+12.1%
RETAIL	**6,738.5**	**6,405.2**	**+5.2%**	**+6.1%**
NEW PPR	**8,075.2**	**7,687.1**	**+5.0%**	**+6.9%**
Rexel	3,308.1	3,332.3	-0.7%	3.4%
Pinault Bois & Matériaux		715.4	na	na
Guilbert	0.0	553.4	na	na
(Inter-company sales)	*(12.8)*	*(13.8)*	*na*	*na*
TOTAL	11,370.5	12,274.4	-7.4%	+5.9%

(*) On a comparable Group scope, exchange rate and trading day basis. The change on a reported basis includes the impact of the disposals of Pinault Bois & Matériaux and of Guilbert's contract business.

Appendix D

GUCCI GROUP ANNOUNCES CEO CHANGE FOR STELLA McCARTNEY BRAND

London, July 23, 2004: James C. Seuss, Chief Executive Officer of the Stella McCartney brand, has decided to take up a leading position in the luxury goods industry in the United States which will allow him to be closer to his home. He will remain a member of Stella McCartney's board of directors.

The Stella McCartney brand is in advanced negotiations to appoint Mr. Seuss's successor, and an announcement will be made shortly.

Stella McCartney commented: "I cannot thank James enough for all that he has done for me and for the business since the very first days when we started with Gucci Group. He has a great opportunity ahead of him back in his homeland and closer to his family, and I wish him all the very best. I am delighted that James will remain associated with our business."

James Seuss commented: "This has been an incredible experience for me building this business with Stella and the Gucci Group from the beginning. I am delighted to have been asked to remain on the board of Directors of a company that has such tremendous potential."

Robert Polet, President and CEO of Gucci Group, added: "Stella's business is one of the great success stories in our Group and is showing terrific momentum. The brand is on track this year to have revenues in excess of €30 million, even though it started only a few short seasons ago. We are fully behind Stella and her team".

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by Pinault-Printemps-Redoute, a leading European retail and luxury group. Shares in Pinault-Printemps-Redoute are traded on the Paris stock exchange.

For media inquiries:
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For investors/analysts inquiries:
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Gucci Group N.V.
+39 055 7592 2456